Form 20-F
period 2025-12-31
SES S.A.
filed 2026-04-01
CIK 1347408

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934:
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number:
333-286828

SES
(Exact name of Registrant as specified in its charter)

Not applicable	Grand Duchy of Luxembourg
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)
Château de Betzdorf
L-6815 Betzdorf
Grand Duchy of
Luxembourg
(Address of principal executive offices)
Aaron Shourie
Chief Legal Officer
aaron.shourie@ses.com
7900 Tysons One Place
McLean,
Virginia
22102
(Name, Email and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act: None
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Contingent Value Rights

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the report:
On 19 March 2026, the issuer had 557,186,400 shares outstanding, consisting of 371,457,600 Class A shares, with no par value per share, and 185,728,800 Class B shares with no par value per share.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No
 ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “
em
erging growth company” in Rule
12b-2
of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

				Emerging growth company	☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☒
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act). Yes ☐ No ☒

INTRODUCTION AND USE OF CERTAIN TERMS

SES (the “Company,” the “Group” or “SES”) publishes consolidated financial statements expressed in Euros. Our consolidated financial statements responsive to Item 18 of this Annual Report filed on Form 20-F (including information incorporated by reference herein, this “Report”) with the U.S. Securities and Exchange Commission (“SEC”) are prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standard Board (“IASB”) and adopted by the European Union (“IFRS” or “IFRS Accounting Standards”).

Unless the context requires otherwise, the words “we,” “our,” “us,” “Company,” “SES” and similar words or phrases in this Report refer to SES, a société anonyme organized under the laws of the Grand Duchy of Luxembourg, and its consolidated subsidiaries, including, but not limited to, Intelsat Holdings S.à r.l.., a société à responsabilité limitée) organized under the laws of the Grand Duchy of Luxembourg (“Intelsat”), which SES acquired on 17 July 2025 (the “Closing Date”) (such transaction, the “Transaction”), as more fully described in “Item 4. Information on the Company” and “Item 10. Additional Information-C. Material Contracts” in this Report

Any reference in this Report to the websites maintained by SES or any other company is not deemed to incorporate by reference any information available on such websites into this Report and such information does not form part of this Report.

This Report, SES relies on and refers to information and statistics regarding its industry. SES obtained this market data from independent industry publications or other publicly available information. These and other third-party reports, publications and surveys from which certain information contained in this Report has been extracted, as well as the Group’s internal estimates, rely on the application of various assumptions. While SES believes that these assumptions are reasonable, SES cannot assure investors that these assumptions are true, nor can SES guarantee that an independent party applying different assumptions or using different methods to assemble, analyze or compute market or other industry data would obtain or generate the same results.

SES confirms that this information has been accurately reproduced and, as far as SES is aware and is able to ascertain from information published by that third party, no facts have been omitted which would render the reproduced information inaccurate or misleading.

In addition, industry surveys and industry publications generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed and that any projections they contain are based on a number of significant assumptions. Forecasts, projections and other forward-looking information obtained from these sources involve risks and uncertainties and are subject to change based on various factors, including those discussed in the section “Cautionary Note Regarding Forward-Looking Statements” below. You should not place undue reliance on these statements.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report includes forward-looking statements that reflect the Company’s intentions, beliefs or current expectations and projections about their future results of operations, financial condition, liquidity, performance, prospects, anticipated growth, strategies, plans, opportunities, trends and the market in which the Company operates. SES has tried to identify these and other forward-looking statements by using the words “may”, “could”, “will”, “would”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “guidance”, “project”, “future”, “potential”, “believe”, “seek”, “plan”, “aim”, “expect”, “objective”, “goal”, “project”, “strategy”, “target”, “continue” and similar expressions or their negatives. These forward-looking statements are based on numerous assumptions regarding the Company’s present and future business and the environment in which the Company expects to operate in the future. Forward-looking statements may be found in the section of this Report entitled “Risk Factors” and elsewhere in this Report. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions and other factors that could cause the Company’s actual business, results of operations, financial condition, liquidity, performance, prospects, anticipated growth, strategies, plans or opportunities, as well as those of the markets the Company serves or intends to serve, to differ materially from those expressed in, or suggested by, these forward looking statements.

Investors should read the section entitled “Risk Factors” (including the information referred to in such section) and the section entitled “Business” for a more complete discussion of the factors that could affect the Company. In light of these risks, uncertainties and assumptions, the forward-looking events described in this Report may not occur. Additional risks that SES may currently deem immaterial or that are not presently known to SES could also cause the forward-looking events discussed in this Report not to occur. These forward-looking statements speak only as of the date on which they are made. Except as otherwise required by applicable securities law and regulations and by any applicable stock exchange regulations, SES undertakes no obligation to update publicly or revise publicly any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this Report. Given the uncertainty inherent in forward-looking statements, SES cautions prospective investors not to place undue reliance on these statements.

The Company assumes no responsibility or liability for, and make no representation, warranty or assurance whatsoever in respect of, any of the forward-looking statements contained in this Report.

PART I

ITEM 1. Identity of directors, senior management and advisers

A. Directors and senior management

Not applicable.

B. Advisers

Not applicable.

C. Auditors

Not applicable.

ITEM 2. Offer statistics and expected timetable

Not applicable.

ITEM 3. Key information

A. [Reserved]

B. Capitalization and indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk factors

You should carefully consider the risks described below, together with all of the other information included in this Report, before making an investment decision. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks or uncertainties. The risks described below are those that we currently believe may materially affect us. Additional risks not presently known to us, or that we currently consider immaterial, may also materially adversely affect us. For the purposes of the Risk Factors, references to SES are to SES and its subsidiaries.

Risks relating to the business

SES may experience a launch delay or failure or other satellite damage or destruction during launch, which could lead to a total or partial loss of the satellite.

Launch delays are a possibility. Satellite launch and in-orbit insurance policies do not compensate for lost revenues and other consequential losses.

There is always a small but inherent risk of launch or early-orbit failure, resulting in a reduced satellite lifetime and/or functionality or the total loss of a satellite.

A launch delay or failure could result in significant delays in the deployment of satellites because of the need to secure another launch opportunity and, in the case of failure, to construct a replacement satellite, which involves significant replacement cost (which may or may not be covered by insurance) and may take two years or longer. Moreover, while it may be possible in some cases to transfer the launch to another launch service provider, the limited number of launch service providers and the process of scheduling a replacement launch may involve further delay and limit SES’ options. Failures or delays could also potentially cause the loss of frequency rights at certain orbital positions, reduced satellite lifetime in the case of an incorrect orbit injection, reduced functionality of the satellite, total loss of a mission and, to the extent that there are no other satellites that can be readily redeployed to carry the traffic that had been contracted for the satellite that was lost, delays in the onset of projected revenue streams or loss of revenue.

In addition, since commercial agreements signed ahead of launch generally include provisions allowing a customer to terminate the agreement if the launch fails or delays or failures are not remedied before an agreed date, any launch failure or delay could cause SES to lose customers to competing satellite operators. Even where launch failures or delays are remedied, such failures or delays could damage the Group’s reputation. Satellite launch and in-orbit insurance policies generally do not compensate for lost revenue due to the loss of customers to competitors because of interruption to services or for consequential losses resulting from any launch delay or failure.

The occurrence of launch failures and launch delays could therefore have a material adverse effect on the Group’s business, financial condition and results of operations.

SES’s satellites may experience in-orbit destruction, damage or other failures or degradations in performance that could impair the satellites’ commercial performance.

A satellite may suffer in-orbit failures ranging from a partial impairment of its commercial capabilities to a total loss of the asset. Such failure may result in SES not being able to continue to provide service to some of its customers.

Satellite malfunctions, commonly referred to as anomalies, can occur as a result of:

•	the satellite manufacturer’s error, including an undetected design, manufacturing or assembly defect, or the use of a new technology that proves to be faulty;

•	problems with the satellite’s power systems, including circuit failures or other array degradation causing reductions in the power output of the solar arrays on the satellites;

•	problems with the satellite’s control systems; or

•	general failures, including premature component failure.

Certain of the SES’s satellites have experienced, and may in the future experience, anomalies or failures, which could lead to:

•	a degradation in commercial performance;

•	a reduction in transmission capacity;

•	a reduction in the satellite’s operational life;

•	outages;

•	a reduction in the quantity of operating transponders; or

•	the total loss of a satellite,

any of which could result in lost revenue until a replacement satellite is launched as well as increased expenses to replace the satellite. In addition, to the extent that the Group has multiple satellites with similar designs, problems experienced with one satellite may be experienced with other satellites.

In the event of a geostationary orbit (GEO) satellite failure, the Group may not be able to continue to provide service to its customers from the same orbital position or at all, which could harm the Group’s reputation and adversely affect its ability to retain existing customers or attract new customers.

The occurrence of any of the risks above could have a material adverse effect on the Group’s business, financial condition and results of operations.

The actual lives of SES’s satellites may be shorter than their estimated initial design lives.

The initial design life of a satellite is typically 15 years for GEO satellites and 12 years for medium earth orbit (MEO) satellites. The value of a satellite is normally depreciated on a straight-line basis over this period. In the event of changes in the expected fuel life of the satellite, in-orbit anomalies or other technical or commercial factors, its actual life may be shorter than its design life. Under these circumstances, depreciation may be accelerated as well as the lifetime revenue generated reduced, leading to a reduction in the return on investment for the asset which in turn could have a material adverse effect on SES’s business, financial condition and results of operations.

SES relies on a limited number of launch providers to launch its satellites.

SES is dependent on a limited number of launch service providers. As such, delays may be incurred in launching satellites in the event of a prolonged unavailability of service from a launch service provider.

The unavailability of a launch provider could cause a global shortage in launch service capacity, which in turn could have a material adverse effect on the Group’s business, financial condition and results of operations.

The Group is primarily dependent on a small number of satellite manufacturers and secondary suppliers.

SES is dependent on a small number of satellite manufacturers for the construction of its satellites and suppliers of key components of communications satellites (referred to as secondary suppliers). Dependency on a small number of satellite manufacturers and secondary suppliers may reduce the Group’s negotiating power and access to advanced technologies and result in increased satellite procurement risk (for example, due to technical difficulties and design problems with a particular model of satellite). This dependence may also result in a higher concentration of risk. SES may experience significant delays in procuring new satellites in the event of prolonged problems, operational difficulties or financial difficulties at one of these satellite manufacturers. Further, the difficulties caused by any technical problems with the design of a particular model of satellite may be multiplied if several satellites of that design are purchased. In addition, the limited number of manufacturers may lead to delays due to economic health of such companies, new technologies and manufacturing methods, even if all satellites undergo thorough testing and qualification. SES may experience significant delays in acquiring and launching new satellites in the event of prolonged problems at one of its secondary suppliers.

The occurrence of the defects or delays described above could have a material adverse effect on the Group’s business, financial condition and results of operations.

The Group may not be able to obtain adequate insurance or the desired level of coverage, and insurance premiums may increase.

Satellite insurance is a cyclical market and the price, terms and availability of satellite insurance has fluctuated over the years. Losses experienced by this market in recent years have resulted in a significant hardening of market conditions, which could result in increases in the amount of insurance premiums paid by SES to cover its risks and affect its ability to obtain the desired levels of coverage. This would in turn increase the Group’s costs and have an adverse effect on its business, risk profile, financial condition and results of operations.

Satellites may be subject to damage or loss from events that might not be covered by insurance policies.

SES maintains pre-launch, launch and initial in-orbit insurance, as well as third party liability insurance for its satellites. The insurance policies generally contain customary market exclusions from losses resulting from:

•	war, or hostile or warlike action;

•	any anti-satellite device;

•	electromagnetic and radio interference (except for physical damage to a satellite directly resulting from this interference);

•	confiscation by any governmental body;

•	insurrection and similar acts or governmental action to prevent such acts;

•	nuclear reaction or radiation contamination;

•	willful or intentional acts by the insured causing the loss or failure of satellites;

•	terrorism; and

•	cyber-attacks.

Furthermore, these insurance policies do not provide compensation for business interruption, loss of market share, reputational damage, incidental and consequential damages. In addition, SES procured spacecraft third-party liability insurance (which covers losses arising from third party bodily injury and property damage caused by, amongst other things, launch failures and satellite collisions) is subject to a single limit of €400 million of coverage for any one occurrence.

Losses arising from any of the factors above could result in material increases in costs or reductions in expected revenue and profits, either of which could have a material adverse effect on the Group’s business, financial condition and results of operations.

The Group may not be successful in renewing its existing commercial agreements, or in renewing them on terms that are similar to their current terms.

The Group’s commercial contracts vary in length. Contracts with video customers tend to have typical durations of five to seven years, although this can vary by region and type of customer. Contracts with data customers are typically one to five years in length, although this can also vary by segment, type of customer, and type of service. If SES is unsuccessful in obtaining the renewal of its commercial agreements when they come up for renewal or is unable to obtain commercial terms similar to those currently reflected in its agreements, such as due to budget cuts affecting governmental or other customers, revenue could be adversely affected for some time.

The inability to renew commercial agreements on terms as favorable as existing agreements could have a material adverse effect on the Group’s business, financial condition and results of operations.

The Group has several large customers, the loss of any of which could materially reduce the Group’s revenue and materially adversely affect the Group’s business.

The Group generates its revenue primarily from commercial agreements to provide satellite transponder capacity and associated services and solutions to its customers. Certain customers have major or significant contracts with the Group. However, the Group’s customer base is subject to constant change, both in terms of volume and type of service purchased. Some of the Group’s major customers could decide not to renew their contracts, seek to renew them on scope or terms that are less favorable to the Group or, where a contract contains an early termination right, to terminate a contract before the end of its term. Moreover, because of the long-term nature of some material satellite capacity contracts, if a customer decides not to renew an agreement (for example, as the result of developing or increasing relationships with other operators or moving to other telecommunications solutions), it may be a number of years before the Group has the opportunity to win back or replace the business. Also, if key customers reduce their business with SES by developing or increasing relationships with other satellite solution providers (or moving to other telecommunications solutions) and such key customer cannot be replaced, SES’ revenue may be impacted negatively.

In addition, key customers may go bankrupt or combine with other customers in mergers and acquisitions. Consolidation in the industries in which the Group’s customers operate may increase their bargaining power and leverage when negotiating agreements with the Group, leading to pressure on pricing. Budget cuts may also be imposed on SES’ governmental customers.

The loss of large customers or the reduction in demand for services from customers for any of the reasons above could have a material adverse effect on the Group’s business, financial condition and results of operations.

The Group is exposed to general customer counterparty risk.

The Group is exposed to risks associated with the financial condition of its customers and their ability to fulfil their contractual obligations. If any customer experiences financial difficulties or fails to fulfil its contractual commitments to the Group, the Group may incur costs enforcing its contractual rights and may incur significant losses. The Group has a number of customer contracts where the customer’s payments to the Group are scheduled towards the end of the contractual term but the revenue is recognized in the Group’s accounts on a linear basis under IFRS Accounting Standards as adopted by the European Union (IFRS). As a result, if a customer experiences financial difficulties or fails to fulfil its contractual commitments to the Group, the Group may not only fail to receive the revenue due from the customer but may also have to record a loss to offset the revenue already recognized in its financial statements.

The level of customer credit risk faced by the Group may increase as it grows revenue in developing markets because credit risk tends to be higher in these markets. Any failure of the Group’s customers to fulfil their contractual commitments to the Group could have a material adverse effect on the Group’s business, financial condition and results of operations.

The Group relies on information systems, satellite control and operations networks and other technology, and a disruption or failure of such systems, networks or technology as a result of unauthorized access, misappropriation of data or other malfeasance may disrupt the Group’s business.

Information systems, satellite control, operations and communication networks and other technologies are critical to the Group’s operating activities and the fulfilment of its commercial obligations to its customers. SES’ operations may be subject to hacking, malware and other forms of cyber-attacks any of which could be enhanced or facilitated by artificial intelligence. Due to the high sophistication of certain attackers and an increasing number of cyber-attacks, it may not always be possible to prevent every such event. Any such event could have an adverse impact on the Group’s operations, including service disruption or malfunctions, loss of customers, non-compliance with legal and regulatory requirements, inadvertent violations of data protection, export control and other relevant laws, damage to the Group’s reputation or result in damage to the Group’s property, equipment and data. Such an event also could result in large expenditures necessary to repair or replace such networks or information systems or to protect them from similar events in the future. Third parties may also experience errors or disruptions that could adversely impact the Group’s business operations and over which the Group has limited control.

The Group could be exposed to significant costs, fines and penalties if such risks were to materialise, and such events could damage the Group’s reputation and credibility and have a negative impact on its revenue.

The occurrence of any such events or security breaches could have a material adverse effect on the Group’s business, financial condition and results of operations.

The Group’s international operations are subject to a number of risks that could negatively affect future operating results or subject the Group to criminal and civil enforcement actions.

SES conducts business around the world. International business is subject to a variety of risks, including:

•	lack of developed and/or independent legal systems to enforce commercial, legal and regulatory rights;

•	greater risk of uncollectible accounts and longer collection cycles;

•	foreign currency exchange volatility;

•	inflation and deflation;

•	fraud and political corruption;

•	anticompetitive or protectionist behavior;

•	uncertain and changing tax rules, regulations and rates;

•	logistical and communication challenges;

•	economic and financial conditions in the markets in which the Group operates;

•	the imposition of new or additional tariffs or quotas;

•	non-compliance with applicable national security requirements; and

•

political conditions in the markets in which the Group operates as well as geopolitical events in or affecting such markets (such as the currently on-going conflict between Russia and Ukraine, as well as ongoing conflicts and tensions in the Middle East more generally).

In addition, SES may be subject to civil or criminal liability under the U.S., United Kingdom, EU, Canada and other laws and regulations pertaining to economic sanctions, export controls, competition and anti-bribery requirements. SES has procedures, policies and controls in place that are designed to detect and prevent instances of non-compliance with such requirements. There have nonetheless been a few instances when SES has identified activities that may have constituted violations of applicable requirements.

In such circumstances, SES has taken prompt action to investigate and remediate such activities and to adjust its controls to prevent such occurrences in the future. Any failure by SES to obtain or maintain required licenses and authorizations or failure to comply with sanctions, export control, competition and anti-bribery laws and regulations may render it impossible for SES to provide satellite capacity and services to certain countries or customers and potential customers. Further, any failure by SES to obtain or maintain required licenses and authorizations or failure to comply with sanctions, export control, competition, and anti-bribery laws and regulations may render it impossible for SES to provide satellite capacity or services to countries that are subject to sanctions, to purchase satellites and equipment from certain vendors (including U.S. manufacturers and suppliers), restrict SES’s ability to conduct business with U.S. government entities, expose the Group and its employees to significant fines and other penalties and/or cause reputational damage. Additionally, the failure of the Group’s vendors or suppliers to obtain the necessary export and other authorizations could affect SES’s ability to acquire, launch or operate satellites.

Risks and violations of international and national laws and regulations may negatively affect future operations or subject the Group to criminal or civil enforcement actions, including potential financial penalties. Although the Group has policies and procedures to monitor and address legal and regulatory compliance, there can be no guarantee that such policies and procedures will prevent all violations of applicable regulations. Moreover, there can be no guarantee that the Group’s employees or agents will not violate these requirements or will not engage in activities that result in the Group’s direct or indirect violation of such applicable regulations.

See “—Risks Relating to Regulation—The Group is subject to export control laws including those of the United States and the EU which may preclude exporting satellites for launch, satellite-related hardware, technology, data and services or preclude sourcing these items in the United States” below for further information.

SES’s business with the U.S. government is subject to U.S. national security laws and regulations. As a result of the indirect ownership by a non-U.S. parent company and the classified nature of its business, the Group entities that conduct such business (the FOCI-mitigated Entities) are subject to measures agreed with the U.S. government intended to negate or mitigate foreign ownership, control or influence (FOCI). These measures place strict limitations on the information that may be shared between the FOCI-mitigated Entities and the rest of SES. These measures also impose various restrictions on the control of the FOCI-mitigated Entities by SES. SES’s internal controls and SES’s internal audit may not be fully effective or implemented with respect to the FOCI-mitigated Entities due to the restrictions imposed by the FOCI mitigation measures. Further, a breach of the FOCI mitigation measures could place all or part of the Group’s business with the U.S. government at risk.

As a condition of the Acquisition (as defined below), SES signed a National Security Agreement (“NSA”) with the U.S. Departments of Justice, War, and Homeland Security (“Team Telecom”). The NSA requires SES to implement national security policies and procedures for its operations, including obtaining Team Telecom non-objection for its principal equipment, service providers, and foreign persons with access to equipment, sensitive locations and/or U.S. customer information (among other things). SES has implemented interim measures for compliance while it develops and implements consolidated security policies and procedures as part of the SES-Intelsat integration. It is possible that such interim measures may not be fully effective, which presents a risk of enforcement action by Team Telecom or the FCC that may lead to financial penalties or loss of authorizations.

The occurrence of any of the risks above could have a material adverse effect on the Group’s business, financial condition and results of operations.

The Group may not be able to retain and/or attract personnel who are critical to the Group’s business.

SES is competing for employees with satellite operators as well as large and well-known companies. In the context of relatively low unemployment rates and a shortage of qualified candidates, SES may have difficulties in hiring competent employees. If SES is unable to source and retain key talent, this could have a negative impact on SES’ ability to deliver its business objectives and, in turn, on SES’ business, financial situation and results.

SES’s operations, systems and ground infrastructure are subject to external threats, including sabotage, terrorist attacks and natural disasters.

As a satellite operator, SES is subject to a number of risks that could impair its operations, systems and ground infrastructure, including sabotage, terrorist acts, piracy, attack by anti-satellite devices, jamming, unintentional interference and natural disasters.

Such occurrences are generally excluded from the Group’s insurance coverage. For further information, see “—Satellites may be subject to damage or loss from events that might not be covered by insurance policies” above.

The occurrence of any of these risks may lead to a temporary or permanent interruption in service and/or result in a loss of customers, reputational damage or reduced revenue, any of which could have a material adverse effect on the Group’s business, financial condition and results of operations.

SES is subject to risks from legal and arbitration proceedings.

Disputes in relation to SES’ business arise from time to time and can result in legal or arbitration proceedings. There can be no assurance that the Group will not become involved in legal or arbitration disputes involving material claims for damages or other payments. The outcome of these and any other proceedings cannot be predicted. In the event of a negative outcome in respect of any material legal or arbitration proceeding, whether based on a judgment or a settlement agreement, SES could be required to make payments that could have a material adverse effect on the Group’s business, financial condition and results of operations. In addition, the costs related to litigation and arbitration proceedings may be significant.

Global economic turmoil, trade wars and tariffs and other related uncertainties, and regional economic conditions could adversely affect SES’s business

Global economic turmoil resulting from events such as wars, including trade wars, recession, global pandemics, bank failures, inflation or rising interest rates, may cause general tightening in the credit markets, lower levels of liquidity, increases in rates of default and bankruptcy, levels of intervention from the European Union and foreign governments, decreased consumer confidence, overall slower economic activity and extreme volatility in credit, equity and fixed income markets.

A decrease in economic activity in regions of the world in which SES operate, including in developed and developing countries may have a negative effect on its performance, which could delay the onset of new revenue and could adversely affect demand for its products and services. This situation could be further worsened by political instability in such countries and their governments’ inability to take timely action to deal with such crisis. Furthermore, financial institution failures may make it more difficult to finance any future acquisitions or engage in other financing activities. These factors could adversely affect SES’s revenue and earnings.

The imposition and enforceability of tariffs or other trade barriers and changes in trading policies, potential retaliatory measures, or uncertainties regarding the ability to obtain refunds for previously paid tariffs that have been subsequently invalidated, in international trade policies and regulations may adversely impact SES’s operations, particularly given SES’s presence across multiple jurisdictions. SES is unable to predict the ultimate result or duration of any changes to tariffs imposed by the U.S. or any other country, or tariff countermeasures that may be taken by any country.

The Group is exposed to impairment of intangible assets, property plant & equipment and assets in the course of construction.

SES’s intangible assets, satellites and ground segment assets are valued at historical cost, less amortization, depreciation and accumulated impairment charges. Impairment testing procedures are performed annually, or whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Group determines an estimate of the recoverable amount, as the higher of: (1) the fair value less cost of disposal and, (2) its value-in-use, to determine whether the recoverable amount exceeds the carrying amount included in the consolidated financial statements

As a result of the impairment tests conducted as of 31 December 2025, no impairment charges against goodwill were recorded.

The Group recorded €146 million (31 December 2024: €123 million) of net impairment charges during the year ended 31 December 2025, of which €73 million (31 December 2024: net reversal of €93 million) relates to orbital slot license rights and €73 million (31 December 2024: €216 million) relates to space segment assets.

The net impairment charges relating to orbital slot license rights during the year ended 31 December 2025 was the result of €99 million of impairment charges (31 December 2024: €93 million) being partially offset by €26 million in reversals of previous impairment charges (31 December 2024: €186 million).

The net impairment charges relating to space segment assets during the year ended 31 December 2025 was the result of € 115 million of impairment charges (31 December 2024: €290 million) being partially offset by € 42 million in reversals of previous impairment charges (31 December 2024: €74 million).

Risks relating to SES’s strategic development

SES is exposed to risks inherent in doing business in developing markets.

The current geopolitical risk environment is extremely high, with conflict in the Middle East and in Ukraine, and the possibility of more in Europe, Africa, the Middle East and the Pacific. The ongoing changing landscape in relation to transatlantic politics may also drive implications on US and European trade defense policy and expenditure.

The Group’s development strategy involves targeting new geographical areas and developing markets, such as in Africa, Latin America and Asia and potentially developing joint ventures or partnerships with local telecommunications, media and financial businesses in such markets in order to improve market access for its services.

Expansion into these regions may not be successful, and even if successful, SES is exposed to the inherent risks of doing business in those regions, such as instability arising from political or economic factors or differences in legal and regulatory regimes. See “—Risks Relating to the Group’s Business—The Group’s international operations are subject to a number of risks that could negatively affect future operating results or subject the Group to criminal and civil enforcement actions” above.

Such instability could cause difficulties in the Group’s ability to operate, increase costs or lead to an unexpected reduction in the demand for the Group’s services. In addition, in some developing markets, customers may be less financially secure and run a higher risk of insolvency than in more developed markets. The failure of a customer to make payments for the Group’s services or honor its agreements would lead to a reduction in the Group’s revenue. Protectionist policies on foreign satellite capacity (national operator preference) as well as sanction regimes in certain countries pose further risks, mainly in developing markets.

The occurrence of any of the risks above could have a material adverse effect on the SES’s business, financial condition and results of operations.

SES is subject to general risks associated with its strategic investments.

SES has a number of strategic investments that it does not fully control and may enter into similar arrangements in the future. As a result, the Group is dependent in part on the cooperation of other investors and partners in protecting and realizing the full potential of certain investments. The Group may not be able to prevent strategic partners from taking actions that are contrary to the Group’s business interests or objectives or are inconsistent with the Group’s views of what is the best strategy for the investment. In certain circumstances, it may become necessary for the Group to invest further funds or fulfil its contractual obligations, or the Group may be restricted from realizing the value of its investment.

For more information about the Group’s strategic investments, see “Business—Strategic Priorities”.

The Group is exposed to the risk that its increasing focus on lower-margin value-added services could dilute margins compared to traditional satellite capacity sales.

The Group’s development strategy includes an increased focus on value-add services to counter competition and commoditization of traditional satellite capacity sales. This strategic shift aims to defend market share and sustain long-term revenue growth in an increasingly commoditized capacity market. If not executed effectively, the shift toward value-added services may result in higher cost-to-serve without a commensurate increase in revenues, reduced operational efficiency, and ultimately customer dissatisfaction.

Pursuing external growth opportunities or contracts may not yield the expected benefits.

As part of its strategy, the Group regularly evaluates opportunities to make strategic acquisitions or to increase its stake in ventures in which it currently has an interest. SES’ desired strategic investments may not yield expected benefits due to a number of factors including uncertain or changing market conditions, financing costs and legal and regulatory issues.

In addition, if SES were to enter into significant new contracts in future, these would carry execution, operational, market and financial risks associated with such projects, including additional capital expenditure.

The recently entered Infrastructure for Resilience, Interconnectivity and Security by Satellite program (“IRIS²”), while strategically important, involves complex consortium arrangements, long development timelines, evolving regulatory and institutional requirements, and material funding and delivery obligations, which may expose SES to these risks.

Failure to pursue or complete strategic growth opportunities or the potentially significant expenditure incurred in entering into new contracts may prevent the Group from growing the business, which could in turn result in a material adverse effect on the Group’s business, financial condition and results of operations.

Risks relating to the satellite communications market

The telecommunications industry is highly competitive and SES faces competition from satellite (GEO and LEO), terrestrial (fixed and wireless) networks, and alternate distribution technologies.

The Group is subject to a number of risks relating to competition. The Group’s competitors include other satellite operators, as well as many national and regional operators. In addition, competitive entry by various in-orbit and planned Low Earth Orbit (LEO) constellations is a highly disruptive development in the satellite eco-system. Based on strong financial backing, vertical integration and technological advancements, such competitors have entered or are planning to enter market segments that SES is targeting. The Group may also face growing cost-competitiveness pressure as vertically-integrated LEO operators benefit from lower manufacturing costs, faster deployment cycles and larger economies of scale.

The development of national satellite programs may hinder the Group’s ability to compete in those countries on standard economic terms. The new capacity (which may be significant) may also negatively impact the capacity supply/demand dynamics in those markets and result in lower capacity pricing. The implementation of national satellite systems may also increase the risk that market access for foreign satellite operators will be restricted. In addition, some national operators enjoy advantages in their domestic markets, such as tax and regulatory advantages or government funding, that are not available to SES. These or other competitive advantages could result in a reduction in the Group’s business in such regions.

Developments and increasing competition in the media segment could result in a demand reduction for the Group’s satellite services / volume on total number of channels and/or pricing changes resulting in a significant negative impact on its revenues. Content providers that utilize satellite services for traditional broadcast and cable distribution are investing heavily in making their content available via Internet-based streaming and on-demand services. As a result, viewers are increasingly “cutting the cord” on cable and satellite TV services and switching from linear TV consumption facilitated by satellite to on-demand consumption via various streaming platforms over the Internet. These shifting consumer preferences and the emergence of terrestrial technological substitution, particularly non-linear over-the-top (OTT) services, is leading to a reduction in demand for satellite-based distribution.

SES also faces competition from other forms of communications technology and services, such as providers of mobile satellite communications solutions as well as terrestrial (fixed and wireless) networks, including cable, fiber optic, digital subscriber line (DSL), radio relay broadcasting, very-high-frequency/ultra-high-frequency transmission, worldwide interoperability for microwave access (WiMAX), advanced Wi-Fi, 2G, 3G, 4G/long-term evolution (LTE) and 5G. Any increase in the technical and commercial effectiveness or geographic spread of these competing service providers and technologies could result in a reduction in demand for the Group’s satellite service offering and could make it more difficult for the Group to retain or develop its customer portfolio. Some terrestrial (fixed and wireless) operators may receive state aid and subsidies not available to SES, which could give them a competitive advantage over the Group.

Technological progression by satellite and non-satellite competitors may lead to oversupply, greater pressure on prices or a reduction in the demand for the Group’s services, which could negatively impact its profits or revenue and could have a material adverse effect on the Group’s business, financial condition and results of operations. In the Networks segment, SES also faces execution risks associated with transitioning towards managed and multi-orbit network solutions, particularly if cost-to-serve or integration requirements are underestimated.

Changes in technology or the satellite communications industry could make the Group’s satellite telecommunications system obsolete or subject to lower or reduced demand.

The satellite communications industry may not grow as much as expected, may not grow at all or it may shrink. Technological innovations that serve as alternatives to satellites could render satellite technology obsolete or less cost-competitive, and consumer viewing preferences may shift demand to other technologies for delivering the broadcast content that currently accounts for a substantial part of the demand for the Group’s commercial offerings. The use of new technology to improve signal compression rates or changes in consumer preferences (such as increased demand for new forms of video distribution, in particular non-linear or linear content provision via broadband technologies by existing Pay TV providers or “over-the-top” by new entrants, or increased consumption via devices not fed directly or indirectly via satellite), or future trends in viewing not yet anticipated, could lead to a reduction in demand for the Group’s satellite capacity and associated services and solutions. Existing technologies, such as fiber optic cable, are currently competing with satellite technology and expanding their geographic reach and may experience innovations that make them even better alternatives to satellite distribution. See “The telecommunications industry is highly competitive and SES faces competition from satellite (GEO and LEO), terrestrial and wireless networks” above.

Similarly, demand for the current generation and future generations of high-definition television (HDTV) and ultra-high definition television (UHDTV) which the Group expects to be a major driver of demand for satellite capacity in future periods, may fail to reach the levels the Group currently expects, which could lead to lower than expected demand for the Group’s capacity.

If the Group cannot quickly and efficiently adapt to these changes, its satellites could become obsolete or less competitive, leading to an inability to retain existing customers or attract new customers, a reduction in demand for its services, and a negative impact on revenue.

Any of these risks could have a material adverse effect on the Group’s business, financial condition and results of operations.

Risks relating to regulation

The telecommunications industry is highly regulated. As a result, SES is subject to a number of risks, as described below. For more information on the regulation of the satellite industry and associated risks, see Item 4-“Regulation”.

If the Group or its customers fail to obtain and maintain required regulatory approvals, the Group may not be able to operate its existing satellites or maintain or expand its operations.

The Group must obtain and maintain approvals from authorities to operate or offer satellite capacity or services. This often involves significant time and expense. For example, the Group must obtain authorization or market access (i.e., permission to offer services or capacity) in certain countries to permit the Group’s satellites to transmit or receive signals to, from or within these countries. The failure to obtain or maintain the necessary authorizations to operate satellites or to obtain the requisite market access or approvals to provide services in certain countries could lead to loss of revenue. In addition, licensing authorities may impose financial penalties or revoke authorizations for non-compliance with their terms or with applicable laws or regulations. For example, rights to use frequencies at an orbital location may be revoked if that orbital location is left vacant beyond the period permitted by such regulator. Similarly, willful or repeated non-compliance with material terms, such as national security-related conditions in licenses, may lead to revocation of authorizations. If the Group cannot obtain, is delayed in obtaining or does not maintain in good standing, the required regulatory approvals or loses authorizations as a result of changes to regulations or other government actions, it may not be able to provide existing or future services to customers or expand to new customers or into new services.

In addition, customers are responsible for obtaining and maintaining certain regulatory approvals for their operations. As a result, there may be governmental regulations of which SES is not aware or which may adversely affect the operations of customers. The Group could lose revenue if customers fail to comply with such approvals, if regulations are changed and customers are unable to satisfy the terms of any new regulations, if necessary approvals are not granted on a timely basis or at all, in any jurisdictions in which customers wish to operate or provide services or if applicable restrictions in those jurisdictions become unduly burdensome

The occurrence of any of the risks above could have a material adverse effect on the Group’s business, financial condition and results of operations.

Transparent and publicly available regulatory frameworks on frequency and telecommunication licensing may not be available in some jurisdictions.

To obtain a license in some jurisdictions SES may be required to have a local entity, local partner or local employees, or may even be subject to foreign ownership restrictions, and thus the Group may be restricted from performing the activities it wishes to carry out. It should also be noted that in some jurisdictions, the issuance of a frequency license may be subject to first obtaining a telecommunication license.

Furthermore, the Group anticipates that some authorities may be reluctant to issue blanket frequency licenses or even individual frequency licenses due to potential frequency interference concerns. This issue is especially relevant to the operation of earth station terminals that communicate on the move, as licensing of those terminals often requires a country-wide blanket license. Consequently, authorities in such jurisdictions may examine technical information meticulously to ensure compliance of the Group’s network with applicable regulatory requirements and may require additional information from the Group concerning applicable standards prior to issuing a frequency license, which may result in additional costs or delays in obtaining licenses.

Further, the Group cannot completely exclude the possibility of a requirement to install a teleport in some jurisdictions, which may pose a significant barrier to entry for the Group in those jurisdictions.

The Group’s business is subject to extensive regulation and is sensitive to regulatory changes in each of the countries in which it provides services.

The operation of the Group’s business is and will continue to be subject to the laws and regulations of the governmental authorities of the countries where the Group operates, uses radio spectrum, offers satellite services and/or capacity. Regulation and legislation is extensive and outside the Group’s direct control. New or modified rules, regulations, legislation or decisions by a relevant governmental, inter-governmental entity or the International Telecommunication Union could materially and adversely affect operations.

In particular, the operations of the Group’s existing satellites are authorized by, among others, the Grand Duchy of Luxembourg (Luxembourg), the United States, the Netherlands, Germany, France, the United

Kingdom, Gibraltar, Papua New Guinea, Mexico, Canada, Sweden, the Andean Community and Brazil, and therefore subject to the regulatory authority of those jurisdictions. Although SES believes that the Group is substantially in compliance with regulatory requirements in these countries and the countries in which it operates and offers satellite capacity and services, there can be no assurance that the Group will maintain the authorizations necessary to operate its existing satellites or obtain required authorizations in the future, which would affect future prospects.

Failure to obtain or maintain the required authorizations described above could have a material adverse effect on the Group’s business, financial condition and results of operations.

In addition, SES’s operations are subject to various laws and regulations relating to sustainability which require companies to identify, report and/or act on adverse environmental and human rights impacts across their organization and potentially their entire value chain. SES, as an owner or operator of property and in connection with current and historical operations at some of its sites, could incur significant costs, including clean-up costs, fines, sanctions and third-party claims, as a result of violations of or liabilities under sustainability laws and regulations. Relevant requirements include the Corporate Sustainability Due Diligence Directive, Directive 2006/ 114/EC and the Corporate Sustainability Reporting Directive laws, which also set out additional due diligence and non-financial reporting requirements. SES believes that its operations are in compliance with applicable sustainability laws and regulations. In addition, the Group may in the future become subject to laws and regulations of which it is not presently aware. If the Group fails to comply with all applicable laws and regulations, it could lose revenue from services provided to the countries covered by those laws and regulations and subject the Group to criminal or civil penalties.

The ITU or national administrations may not allocate orbital slots and associated frequencies to permit the Group to maintain or augment its satellite systems, or may restrict the Group’s access to frequencies on its satellite systems.

SES needs access to orbital slots and associated frequencies to permit it to maintain or grow its satellite system and service offerings.

The ITU establishes radio regulations and is responsible for the allocation of spectrum for particular uses, and the allocation to particular national administrations of orbital locations and/or spectrum. SES can only access spectrum through ITU filings made by national administrations.

Orbital slots, satellite orbits and associated frequencies are a limited resource. The ITU and national regulators may reallocate spectrum from satellite to terrestrial uses. National administrations are increasingly charging for access to spectrum by way of fees and auctions. In addition, national administrations may revoke SES’ rights to use spectrum, even when SES has an established business at a particular orbital location.

Any reallocation of spectrum from satellite to terrestrial uses or increase in fees by national administrations may have a significant adverse effect on the Group’s business, financial condition and results of operations.

The Group’s ability to use a satellite at a given orbital location or a satellite system in its orbit and assigned frequencies for its proposed service or coverage area may be adversely affected by coordination issues.

Like other satellite operators, SES is required to record, through relevant national administrations, frequencies and orbital locations used by its satellites with the ITU and to coordinate the operation of its satellites with the satellite networks filed with the ITU through other national administrations so as to prevent or reduce harmful interference between its satellites and the satellites of other operators. It may not always be possible to achieve successful coordination. This could affect the planned operation by SES of its satellites. In certain cases, SES might also be required to coordinate any replacement satellite that has performance characteristics which differ from those of the satellite that it replaces.

As a result of such coordination, SES may be required to modify the proposed satellite coverage areas or satellite design or transmission plans in order to eliminate or minimize harmful interference with other satellites or ground-based facilities. Those modifications may mean that use of a particular orbital position or frequencies is restricted, possibly to the extent that it may not be economical to replace a satellite. In addition, interference concerns of a country may affect the ability of the Group’s satellite network to generate revenue due to the operational restrictions that the country may impose. Such operational restrictions may include, but are not limited to, restricting transponder power over the intended area, requiring receiving or transmitting earth stations to use a minimum antenna size or using steerable coverage to avoid a specific geographical area.

Similarly, if and to the extent that ITU regulations or other contractual or regulatory constraints fail to prevent competing satellite operators from operating their satellites in a manner that causes harmful interference with existing or future satellites operated by the Group, the performance of the Group’s satellites in the affected areas could be adversely affected.

Coordination issues with other satellite operators arise from time to time, and the Group may not always be able to resolve such issues quickly, or at all, which could lead to reputational harm, loss of customers, deterioration of the Group’s relationships with other operators, degradation of signal quality resulting from interference from satellites of other operators, operating or design restrictions that make the Group’s services in a particular region less competitive or non-economic or limit the Group’s ability to fully utilize the capabilities of a particular satellite or satellite system, and, to the extent an issue is not resolved in the Group’s favor, potential loss of rights. Such issues also expose the Group to the risk of litigation.

Any of the factors above could have a material adverse effect on the Group’s business, financial condition and results of operations.

If the Group does not occupy unused orbital locations or satellite orbits by specified deadlines, or does not maintain satellites in the orbital locations the Group currently uses, those orbital locations or satellite orbits may become available for use by other satellite companies.

Orbital locations, satellite orbits or frequency bands that SES uses or is planning to use may become available for other satellite operators to use if SES does not:

•	occupy unused orbital locations or satellite orbits by specified deadlines;

•	maintain satellites in their orbital locations or satellite orbits; and/or

•	operate in all the frequency bands that have been filed at the ITU and for which a license has been received.

SES has access to orbital locations and satellite orbits that have been filed at the ITU through various national administrations. For each filing, the ITU and the national regulators impose conditions that must be met in order to secure use of the spectrum and SES must determine, based on those conditions, which frequencies it will bring into use and on what schedule. Operational issues like satellite launch failure, construction or launch delay or in-orbit failure can compromise SES’ access to the spectrum at specific orbital locations and satellite orbits. SES is committed to the highest quality in satellite procurement and launch, which helps to reduce this risk. In addition, the Group’s large fleet may permit the relocation of in-orbit satellites in order to meet the regulatory conditions. However, there is no guarantee that SES will always be able to prevent this risk and the loss of an orbital location could have a material adverse effect on SES’ business, financial condition and results of operations.

The Group is subject to export control laws including those of the United States and the EU which may preclude exporting satellites for launch, satellite-related hardware, technology, data and services or preclude sourcing these items in the United States.

The Group must comply with applicable export control laws and regulations including applicable U.S. and EU export control laws in connection with any information, data, services, products or materials that it provides to, or receives from, companies relating to communications satellites, launch vehicles and associated equipment, customer equipment and data related to each. The Group may not be able to maintain normal international business activities or meet customer commitments if:

•	export licenses or approvals cannot be, or are not, obtained or are obtained but later withdrawn due to breach of or changes in policy;

•	export licenses or approvals are not timely obtained;

•	export licenses or approvals do not permit transfer of some or all items requested;

•	launches are not permitted by particular suppliers or in the locations that SES prefers; or

•	the requisite license, when granted, contains conditions or restrictions that pose significant commercial or technical issues.

•

Such occurrences could impede construction and delay the launch of any future satellites, or the delivery of customer services, negatively impacting current or future revenue, which could have a material adverse effect on the Group’s business, financial condition and results of operations.

The Group’s ability to provide services in certain countries or to certain customers or end users may be restricted or prohibited due to financial and trade sanctions laws and regulations.

As an international company, SES’ business is subject to applicable financial and trade sanctions laws and regulations. Sanctions laws and regulations restrict SES’ ability to provide services or export hardware or software in or to certain countries, persons or specific entities. In some cases, SES may be able to obtain an authorization from the relevant sanctioning country in order to provide service that would otherwise be prohibited by sanctions; however, there is no guarantee that such authorization will be granted. As a result, SES may be required to forgo commercial opportunities that are subject to sanctions.

SES has policies and systems in place designed to monitor the company’s activities and to prevent engaging in prohibited activities or dealing with sanctioned parties. Failure to obtain or maintain required sanctions authorizations or failure to comply with applicable sanctions laws and regulations could have a material adverse effect on the Group’s business, financial condition and results of operations.

Regulation by the telecommunications and civil aviation authorities, including the civil aviation manufacturing and repair industries, may increase SES’ commercial aviation costs of providing service or require the Group to change its services.

The commercial aviation industry, including the civil aviation manufacturing and repair industries, are highly regulated in the United States by the Federal Aviation Administration (FAA) and the comparable foreign agencies, civil aviation authorities (CAA), in other jurisdictions. If SES fails to comply with the FAA/CAA’s regulations and standards that apply to its activities, it could lose the FAA/CAA certifications, authorizations, or other approvals on which SES’ manufacturing, installation, maintenance, preventive maintenance, and alteration capabilities are based, which could have a material adverse effect on SES’ business, financial condition and operating results for its Commercial Aviation (CA) business. In addition, from time to time, the FAA/CAA adopt new regulations or amend existing regulations. The FAA/CAA could also change its policies regarding the delegation of inspection and certification responsibilities to private companies, which could adversely affect SES’ CA business. To the extent that any such new regulations or amendments to existing regulations or policies apply to SES’ activities, its compliance costs would likely increase.

SES may also provide internet access services. As an internet provider and provider of telecommunications services, SES may need to comply with laws and regulations that require it to implement capabilities to assist law enforcement authorities in providing them access to data upon legitimate request. For instance, in the U.S., the Communications Assistance for Law Enforcement Act requires broadband internet providers to ensure that their equipment, facilities and services can accommodate certain technical capabilities in executing authorized wiretapping and other electronic surveillance. Non-compliance could subject SES to fines, cease and desist orders, or other penalties, all of which may have a material adverse effect on SES’ business, financial condition and results of operations. Further, to the extent the FCC adopts additional capability requirements applicable to broadband internet providers, its decision may increase the costs SES incurs to comply with such regulations. SES also works to ensure its network adheres to applicable requirements to assist law enforcement authorities outside of the U.S. These requirements impose regulatory risks and additional costs which may have an adverse effect on its business, financial conditions and results of operations, including the provision of its services globally, in a similar manner as explained for the FCC above

Risks relating to the CVRs

You will not be able to immediately determine the amount of cash to be received under the CVRs, which makes it difficult to value the CVRs.

If any payment is made on the CVRs, it will not be made until the Gross Proceeds, if any, subject to the terms and conditions of the CVR Agreement, are received by SES or its affiliates. Because the amount of any payment on the CVRs will not be able to be determined at the Closing and may not be determined for a significant period of time thereafter, it may be difficult to value the CVRs, and accordingly, it may be difficult or impossible for you to resell or transfer your CVRs. In addition, the CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable on the CVRs. Accordingly, the Holders may not receive any payments on the CVRs.

An active public market for the CVRs may not develop which could have an adverse effect on the resale price, if any, of the CVRs or may limit its value.

The CVRs are a new security for which there is currently no public trading market and an active public trading market for the CVRs may not develop or be sustained, which would have an adverse effect on the resale price, if any, of the CVRs.

SES has no current plans to apply to list the CVRs on any stock exchange or on an over-the-counter market and is under no obligation to do so. If the CVRs begin trading in the over-the-counter market or if SES determines, in its sole discretion, to list the CVRs on a securities exchange, there is no assurance that such trading or listing will continue. The absence of a listing and the uncertainty as to whether any payments on CVRs will be made may limit the value of the CVRs.

Because there has not been any public market for the CVRs and SES has no current plans to list the CVRs on any securities exchange, the market price and trading volume of the CVRs may be volatile.

SES cannot predict the extent to which investor interest will lead to a liquid trading market in the CVRs or whether the market price of the CVRs will be volatile. The market price of the CVRs could fluctuate significantly for many reasons, including, without limitation:

•	SES has no current plans, and has no obligation, to list the CVRs on any securities exchange;

•	as a result of the risk factors listed in this Report;

•

for reasons unrelated to the Combined Group’s operating performance, such as reports by industry analysts, investor perceptions, or negative announcements by our customers or competitors regarding their own performance;

•	regulatory changes that could have an impact on the Combined Group; and

•	general economic, securities markets and industry conditions.

CVR Holders may not receive any payment on the CVRs.

As described in more detail in the section entitled “Related Agreements —Contingent Value Rights Agreement” beginning on page 86 of this Report, the form of CVR Agreement to be entered into sets forth the rights of Holders to receive payments under the CVRs. The nature of rights under the CVR Agreement is contractual, and the Holders have no rights except for those expressly set forth in the CVR Agreement.

The events that could result in contingent payments may not occur due to numerous factors. Among other things:

•

There may be no governmental order or legislation providing for the clearing of the C-band spectrum underlying the CVRs or any sale or transfer of SES and its subsidiaries usage rights for up to 100 MHz of the C-band downlink spectrum at 3.98-4.2 GHz which results in Gross Proceeds. If there is such an order, it may or may not provide for any payments to SES.

•	No payments will be made under the CVR Agreement until the Gross Proceeds are received by SES or any of its affiliates, subject to the terms and conditions in the CVR Agreement.

•	If SES is unable to receive the Gross Proceeds, there will be no CVR payments.

Accordingly, the value, if any, of the CVRs is speculative, and the CVRs may ultimately have no value.

SES may repurchase the CVRs, which may reduce the liquidity of the remaining outstanding CVRs.

The CVR Agreement does not prohibit SES from acquiring the CVRs, whether in open market or private transactions. Such acquisitions by SES may prevent the development of an active public trading market for the remaining CVRs or reduce the liquidity of the remaining CVRs, if any, which could adversely affect the resale price of the CVRs.

Certain additional requirements will apply to SES’s current systems of internal control over financial reporting following completion of the SEC Registration process described below

As set out under “Recent Developments”, upon consummation of the Acquisition, SES issued to the then shareholders of Intelsat S.A. (the Vendor) certain Contingent Value Rights (CVRs) in relation to the potential monetization of the 3.98-4.2 GHz portion of the C-band downlink spectrum (the Further C-band Spectrum). As part of the issuance of the CVRs and pursuant to the terms of the acquisition of Intelsat, SES filed a registration statement with the U.S. Securities and Exchange Commission (SEC) on form F-4 on 29 April 2025 (such registration, being the SEC Registration.

Since the SEC Registration became effective, SES has become subject to the periodic reporting and informational requirements of the Securities Exchange Act of 1934 (the Exchange Act) applicable to foreign private issuers. In addition, SES became subject to the certification requirements of Section 404(a) of the Sarbanes-Oxley Act of 2002 (the SOX Act), however, by virtue of certain applicable transitional exemptions, SES will not become fully subject to Section 404(a) of the SOX Act until after the financial year ending 31 December 2025 (with the first management report on the effectiveness of SES’s internal control over financing reporting due to be included in the annual report on Form 20-F for the financial year ending 31 December 2026).

In connection with the preparation of the SEC Registration, SES identified material weaknesses with respect to its internal controls over financial reporting (when such controls were reviewed in light of the specific requirements of the Exchange Act and the SOX Act, with which SES had not previously been required to comply). The material weaknesses SES identified are only applicable when applying the accounting and reporting requirements set out under such Acts, and so were not previously relevant to SES’s preparation of its financial statements. Under those Acts, a material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to (i) a lack of appropriately designed and maintained information technology general controls, including controls to address segregation of duties, and (ii) the aggregation of deficiencies in the design and implementation of controls and insufficient risk assessment procedures over certain business processes, including controls to address segregation of duties and documentation of evidence of the execution of controls.

The material weaknesses described above have not resulted in misstatement to SES’s consolidated financial statements which were prepared in full compliance with all applicable laws, regulations and accounting guidelines. In addition, as of 31 December 2025, SES has remediated the material weakness related to the design and maintenance of information technology general controls. For further details, please see “Item 15. Controls and procedures.

To address the remaining issues identified and in light of the fact that SES has become subject to the requirements of the Exchange Act and is expecting to become subject to the requirements of the SOX Act going forward, SES has added qualified personnel and engaged third-party specialists to assist with evaluating and documenting the design and operating effectiveness of its internal controls over financial reporting and to assist with the remediation of deficiencies, including implementing new controls and processes. SES intends to continue to take steps to comply with all applicable regulations through hiring additional personnel with public company experience, and further reviewing and updating its accounting and business processes related to internal controls over financial reporting.

SES can give no assurance that the measures it is taking or plans to take in the future will remediate the issues identified or that any additional issues will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. While SES is currently in the process of remediating the issues identified, there can be no assurance that these efforts will fully remediate such issues in a timely manner, or at all. If SES is unable to successfully remediate such issues, or identify any future issues, the accuracy and timing of its financial reporting may be adversely affected, it may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports, the market price of its securities may decline and its reputation may be affected as a result, and it could be subject to sanctions or investigations by a stock exchange, the SEC, or other regulatory authorities, all of which may restrict its future access to the capital markets.

The FCC’s current C-band proceeding could impact the value of the CVRs.

On 20 November 2025, the FCC adopted a Notice of Proposed Rulemaking seeking comment on whether to repurpose between 100 and 180 MHz of the 3.98-4.2 GHz portion of the Upper C-band downlink spectrum for terrestrial services. By law, the FCC must complete an auction of at least 100 MHz of this spectrum for terrestrial services by July 2027. The outcome of this proceeding will determine (among other things): (1) how much C-band spectrum will remain available for satellite services in the United States; and (2) whether and to what extent SES will be provided with incentive payments and/or cost reimbursement for clearing the band to enable terrestrial services. An unfavorable outcome in this proceeding may have a material adverse effect on SES’s business, financial condition and results of operations. See “Contingent Value Rights and potential monetization of the Further C-band Spectrum” for additional information.

The amount of Applicable Expenses incurred by SES in connection with an event of Qualified Monetization may significantly reduce any payment on the CVRs.

The aggregate amount payable to Holders in connection with any event of Qualified Monetization (as defined below) will be reduced by the amount of Applicable Expenses (as defined below) incurred by SES in connection with such event of Qualified Monetization (including any Tax Costs (as defined below)), and, therefore, the payments actually received by a Holder may be significantly less than such Holder’s pro rata portion of the Gross Proceeds received by SES.

The U.S. federal income tax treatment of the CVRs is uncertain.

The U.S. federal income tax treatment of the CVRs is uncertain. There is no authority directly addressing the U.S. federal income tax treatment of receiving payments on the CVRs and, therefore, the amount, timing and character of any gain, income or loss with respect to the CVRs is uncertain. For example, payments with respect to the CVRs could be treated as payments with respect to a sale or exchange of a capital asset or as giving rise to ordinary income. In addition, it is unclear how a U.S. Holder of the CVRs would recover its adjusted tax basis with respect to payments thereon. It is also possible that, were a payment to be treated as being with respect to the sale of a capital asset, a portion of such payment would constitute imputed interest.

Accordingly, there will be some uncertainty as to the amount, timing and character of any gain or loss recognized by a Holder. For a more detailed summary of the U.S. federal income tax treatment of the CVRs, see “U.S. Federal Income Tax Considerations of the Transactions —U.S. Federal Income Tax Considerations of the Ownership and Disposition of CVRs” beginning on page 96 of this Report.

ITEM 4. Information about SES

Business overview

Founded in 1985, under the laws of the Grand Duchy of Luxembourg, SES is an industry-leader in space-based communications. For over 40 years, SES has been a trusted partner to world-leading telecommunications companies, mobile network operators, governments, institutions, internet service providers, cloud-based solutions businesses, broadcasters, video platform operators, and content owners.

On 17 July 2025, SES finalized its highly value accretive acquisition of Intelsat through the purchase of 100% of the equity of Intelsat Holdings S.a.r.l. SES acquired Intelsat for a cash consideration of $2.6 billion (€2.2 billion) and certain Contingent Value Rights (‘CVRs’) in respect of a portion of any potential future monetization of the combined collective usage rights for up to 100 MHz of C-band spectrum – underpinned by €2.4 billion (NPV) of readily executable synergies. Furthermore, SES redeemed $3 billion of the 6.500% First Lien Senior Secured Notes due 2030 issued by Intelsat Jackson Holdings S.A.

The acquisition of Intelsat marks a significant milestone in SES’s evolution. Together, we bring more than a century of combined global industry leadership and a strong track record of innovation “firsts.” This strategic combination creates scale, strengthens our competitiveness, expands our multi-orbit capabilities, and positions SES to create long-term value for customers, partners, and shareholders.

With a combined fleet of nearly 120 GEO and MEO satellites, including future planned launches, SES operates one of the world’s largest and most advanced satellite networks. This scale delivers expansive global coverage, exceptional resiliency, and access to a broad portfolio of spectrum rights across C-, Ku-, Ka-, Military Ka-, X-band, and UHF. Supported by more than 150 teleports and 600,000 kilometers of terrestrial fiber, our network reaches 99% of the world’s populated regions, enabling unmatched service delivery.

Our multi-orbit approach—combining GEO and MEO satellites with strategic access to LEO services— gives customers the reach, reliability, and flexibility required in a world where connectivity is increasingly mission-critical. From supporting humanitarian response and secure government operations to connecting aircraft and ships, powering global media platforms, and expanding digital inclusion, SES delivers solutions that perform when it matters most.

SES operates across two core businesses—Networks and Media—where we bring deep domain expertise and differentiated value. Networks refers to connectivity (fixed and/or mobile) and data transmission services for enterprise networks, cellular backhaul and trunking, maritime markets, in-flight connectivity, government applications (civilian and defense), and direct-to-consumer broadband (this segment is not a relevant market for SES). Media refers to the distribution of television (TV) channels by satellite over direct-to-home (DTH) and other platforms, as well as professional exchanges of video content on a full-time or occasional use basis.

Networks addresses the growing global demand for high performance broadband connectivity across Government, Aviation, Maritime, and Fixed Data markets.

•

Government: Beyond connectivity, we partner with customers, enabling secure, sovereign multi-orbit architectures tailored to mission needs. This approach strengthens resiliency across defense, intelligence, emergency response, and other critical national missions as governments expand space-based capabilities.

•

Aviation: The combination with Intelsat brings a strong installed base in commercial aviation and innovative electronically steered antenna (ESA) technology that enables true multi-orbit connectivity. With flexible commercial models, global coverage, low latency, and Ka and Ku band options, we help airlines meet rising bandwidth demand and deliver a more resilient inflight WiFi experience.

•

Maritime: SES is the leading provider of connectivity at sea, serving five of the six major global cruise lines under fully managed, multi-orbit agreements, as well as over 13,000 commercial shipping and recreational vessels. Our low latency, multi-orbit capabilities deliver consistent, high-quality service for passengers, crews, and operations anywhere on Earth.

•

Fixed Data: Customers benefit from expanded multi-orbit coverage, and advancements in software-defined delivery, supporting seamless integration with cloud and 5G applications. SES has a proven record serving major telecommunications companies, mobile network operators, energy companies and cloud providers, extending network reach and enabling remote operations and digital inclusion.

Media remains a cornerstone of SES, delivering the reach, reliability, and quality that global broadcasters and content owners depend on. The combination brought together complementary capabilities for pay-TV operators, free-to-air/free-to-view platforms, public and private broadcasters, and sports & events brands—enhancing global audience reach with stronger redundancy through point to multipoint broadcast solutions and a broader suite of value-added services.

The following table details SES’s revenue by country for the years ended 31 December 2025, 2024 and 2023.

	Fiscal Years Ended
(€ in millions)	31 December 2025	31 December 2024	31 December 2023
Luxembourg	249	79	49
United States of America	1,023	713	759
Germany	309	321	329
United Kingdom	149	203	214
France	89	74	78
Others – Europe	255	205	205
Others	553	406	396

Total	2,627	2,001	2,030

No single customer accounted for 10%, or more, of total revenue in 2025, or 2024, or 2023.

Competition

The satellite industry is undergoing a period of rapid transformation, bringing new innovations in technology, infrastructure, and services.

Competition from Low Earth Orbit (LEO) constellations continues to increase in response to significant growth in customer demand, while investments into direct-to-device (D2D) programs have materially accelerated.

New high-throughput and efficient software-defined technologies are being deployed in Geostationary Earth Orbit (GEO), Medium Earth Orbit (MEO), as well as in LEO, while satellite launchers have become highly reliable, and able to launch satellites more frequently with higher capacity.

Much of this evolution is driven by new and agile New Space technology companies which are changing the landscape for building and launching satellites by bringing innovative capabilities that deliver higher performance and flexibility with faster schedules and reduced cost.

This in turn is enabling new value propositions, business models and use cases across a variety of target markets and applications.

While the LEO constellations serve as a competitive threat to incumbent MEO and GEO operators, they are also bringing large numbers of new customers and users to the satellite industry and materially expanding the overall size of the industry. Also, as many users, especially consumers, appreciate the higher speeds, low latency and ease of purchase and use of the services offered by these new constellations, many enterprise, government and telecom operator customers are in need of more reliable, robust, consistent and secure solutions. This is because LEO alone does not meet the full range of enterprise, government, aviation and telecom requirements. LEO networks move extremely fast across the sky, causing rapid handovers. This can introduce impediments to services such as jitter, fluctuations in throughput, session instability and congestion during peak usage times.

Such increased demand for enhanced connectivity continues to expand and is driving the industry towards a hybridization of networks, combining different frequencies and orbits into single & integrated multi-orbit network solutions.

Multi-orbit services are often packaged into a convenient, single terminal solution with software-defined and electronically steered antennas (ESAs) that can connect with multiple satellites in different orbits with the multiple connections seamlessly integrated into a single connectivity solution. This allows users to benefit from a “best of all worlds” solution with MEO and GEO complementing LEO capacity with high and guaranteed capacity availability, high security and signal quality.

Technology innovations, in particular, those leveraging AI, cloud services and virtualization, and the evolution of telecommunication standards such as 5G/6G terrestrial networks via the new 3GPP Non-Terrestrial Network (NTN), adapted to satellite communications have facilitated the production of more capable and cost-effective space-based infrastructure. This is enabling operators to offer an improved customer value proposition with more value for money, higher data rates, better performance, greater flexibility, inter-operability and scalability to quickly expand into previously unconnected markets and geographies. In turn, these advancements are delivering profitable growth and attractive return on investment prospects for our industry.

At the same time, the sector is seeing consolidation among incumbent satellite operators where there is a logic to increasing scale, unlocking operational efficiencies, optimizing capital expenditures, improving return on investment, and delivering better services for customers. Satellite operators are also seeking to get closer and more integral to customers in their target market segments and improve the efficiency and predictability of their supply chains through vertical integration initiatives, both upstream and downstream.

In addition to SES, several operators provide, or are building, global satellite connectivity networks. These include Eutelsat (which incorporates OneWeb’s LEO constellation), Viasat (including Inmarsat following their merger), SpaceX’s Starlink, and Amazon’s LEO and Blue Origin’s TeraWave. Canada’s Telesat is also developing its Lightspeed LEO constellation, with global wholesale services expected from around 2027. Beyond these players, a number of regional and national operators remain active, and additional global systems are being developed, including China’s planned Qianfan (Spacesail) LEO megaconstellation.

Intellectual property

SES has a portfolio of international patents and internationally registered trademarks. SES protects its proprietary business information, products, services and branding in a variety of ways, including by relying on patent and trademark laws, trade secrets laws, entry into agreements that include confidentiality, non-disclosure and data protection clauses and by complying with its internal intellectual property policies and procedures.

Besides a trademark proceeding which is currently pending as settlement negotiations are ongoing between SES and the claimant, SES is currently not involved in any material intellectual property legal proceedings or litigation.

Property, plant and equipment

SES is headquartered in Betzdorf, Grand Duchy of Luxembourg and it is home to the company’s administrative headquarters and one of its prime satellite operation centers. The land that underlies SES’s Luxembourg operations is partially owned, and partially leased on a long-term basis from the government of the Grand Duchy of Luxembourg, pursuant to a lease that expires in 2029.

SES also has key offices in The Hague (Netherlands), Tysons (Virginia), Reston (Virginia), Bristow (Virginia), Unterföhring (Germany), Bucharest (Romania), São Paulo (Brazil), Dubai and Singapore. In Israel, SES has an office and a teleport at Emek HaEla. In total, SES leases or owns more than 25 sites where major satellite services centers, teleports and offices are located (excluding third-party teleports and points of presence). The satellite operations facility of LuxGovSat S.A., a joint venture between SES and the Luxembourg government, is also located in Luxembourg.

SES’s principal tangible assets are its satellites, its teleports and its ground network. SES uses a worldwide ground network to operate its satellite fleet and to manage the communications services that it provides to its customers. The ground infrastructure network is mainly composed of telemetry and control (TT&C) and/or data/video service uplink/downlink sites and communications systems monitoring sites. The earth stations in SES’s ground network provide commercial TT&C and/or data/video service uplink/downlink and beam-monitoring services. SES owns teleports in the U.S., Luxembourg and Germany and leases facilities at more than 50 other locations for satellite/commercial operations worldwide (excluding SES Space & Defense sites and SOHO (Small Office / Home Office) type offices). SES also contracts with the owners of some of these facilities for the provision of additional services. SES’s network also consists of the leased communications links that connect the teleports and service gateways to its satellite operations centers or platform locations as well as to customer sites and general carrier POPs (points of presence for network carriers/providers).

The leases relating to SES’s teleports, points of presence, and office space expire at various times. SES does not believe that any such properties are individually material to SES’s business or operations and expects that SES could find suitable properties to replace such locations if the leases were not renewed at the end of their respective terms.

Commitment to Environmental, Social & Governance (ESG) Matters

SES’s ESG strategy is structured as an integrated framework aligned with the company’s business model, strategic ambitions, and role as a global connectivity and space infrastructure provider. It positions sustainability not only as a responsibility, but as a core driver of long-term performance, resilience, and value creation. The strategy is grounded in SES’s double materiality assessment, which identifies the sustainability topics with the most significant impacts on society and the environment, alongside the risks and opportunities that influence company performance.

Regulation

SES’ business is regulated by a number of national and international regulatory authorities. The regulation of the Group’s business can be divided into two broad categories:

•	Rules governing the operation of the Group’s satellite networks, including rules relating to the:

•	allocation and licensing of space orbital locations and spectrum;

•	launch and operation of satellites;

•	licensing of ground infrastructure; and

•	licensing of communications services and associated equipment;

•	Other regulations and laws including those that apply to antitrust and competition laws, anti-bribery and anti-corruption laws, export controls and economic sanctions

Regulation of the Group’s Satellite Systems

International Regulation

The ITU, a specialized agency of the United Nations of which most countries in the world are members, establishes rules and regulations relating, among other things, to the coordination of the international use of the radio frequency spectrum and orbital positions. The Group is required to comply with all provisions of the ITU Convention, including its Radio Regulations, and other applicable international treaties to which the aforementioned countries are parties.

Through the Radio Regulations, which are in part designed to prevent harmful interference, the ITU supervises the use of orbital positions and associated frequencies. Each ITU member nation is required to register its proposed use of orbital slots with the ITU’s Radiocommunication Bureau. Once spectrum at an orbital slot has been requested by a country and the Radiocommunication Bureau is notified, other countries may inform the Radiocommunication Bureau of any conflicts with their present or proposed use of the spectrum at that orbital location. When a conflict or potential conflict is noted, countries must negotiate in an effort to coordinate the proposed uses and resolve any interference concerns. The Radiocommunication Bureau may be asked to assist in resolving any dispute arising in connection with proposed uses of frequencies and orbital locations. However, no binding dispute resolution mechanism applies, and, if there is no agreement, a satellite system will not be entitled to protection from interference under international law.

The governments of the Grand Duchy of Luxembourg, the U.S., The Netherlands, the United Kingdom, the Andean Community, Brazil, Canada, Colombia, France, Germany, Mexico, Papua New Guinea, and Sweden, among others, are each responsible for filing and coordinating SES’ or its affiliates’ applications for the use of frequencies at specified orbital locations with the Radiocommunication Bureau under the provisions of the ITU Convention. When a conflict or potential conflict is noted in the Group’s use of an orbital slot or affecting a satellite it operates, the relevant filing administration is responsible for negotiating to resolve any intended use or interference concerns. In many instances these governments delegate authority to the operator, SES entities must then coordinate use of the spectrum at an orbital location directly with other potentially affected operators. If SES is not able to successfully coordinate the use of its frequencies, such use may be limited or even prohibited in certain instances, impairing SES’ ability to provide service.

Spectrum Reallocation

A number of national governments have, either individually, regionally, or through the ITU, announced or commenced efforts to find more spectrum to support projected growth in demand for terrestrial broadband services. Typically, these efforts focus on spectrum below the frequencies that SES deploys on the Group’s satellites. However, in various parts of the world, parts of the C-band downlink frequencies (3.4-4.2 GHz) have been or will soon be repurposed for exclusive or shared terrestrial use, thereby inhibiting use of the C-band by the Group’s satellites and limiting growth of services using these bands in those countries. In the United States, for example, the 3.7-4.0 GHz was repurposed for exclusive terrestrial services in 2020, which required the Group to relocate its customers into the remaining 4.0-4.2 GHz. The Group received accelerated relocation payments and cost reimbursement from the mobile network operators in the United States for clearing the repurposed spectrum, but other countries did not and may not provide comparable compensation for satellite spectrum lost to such repurposing.

It is expected that pressure to designate more of the C-band for terrestrial broadband will continue. For example, on 20 November 2025, the United States FCC proposed to repurpose another 100 to 180 MHz of the remaining C-band spectrum in the 4.0-4.2 GHz range, using the same regulatory framework as for the repurposing of the 3.7-4.0 GHz. See further “Contingent Value Rights and potential monetization of the Further Spectrum”.

Other countries are considering the upper part of the 6 GHz band (6425-7025 MHz) and within the ITU WRC process, studies are ongoing on the use of terrestrial broadband in the 7/8 GHz band. Any such spectrum reallocations would limit the use of these bands for satellite services.

There have also been attempts to introduce or increase terrestrial use of the Ku-, Ka-band frequencies the Group uses for satellite services. A number of countries, including the markets in which SES currently provides services have implemented or are considering terrestrial fixed or mobile operations (to varying degrees) in portions of the Ku-band and Ka-band frequencies used by the Group outside of the ITU World Radiocommunications Conference process. The Group cannot be certain that some countries in which it does business will not reallocate the satellite spectrum that it uses today in favor of terrestrial services or introduce constraints on the Group’s operations through spectrum sharing.

National Regulation

In addition to the Radio Regulations and frequency coordination process of the ITU, SES is subject to the regulatory authority of the countries in which it operates or provides service, including the Grand Duchy of Luxembourg, the EU, the United States, the Netherlands, the United Kingdom, the Andean Community, Brazil, Canada, Colombia, France, Germany, Mexico, Papua New Guinea, and Sweden.

As a provider of satellite services and capacity, SES is subject to the communications, space, broadcasting and other laws and regulations in each of the jurisdictions in which it operates. In addition, SES is subject to the laws and regulations of countries to, from or within which it provides services or offers satellite capacity. Numerous markets in which SES does business require some form of market access approval or authorization prior to SES offering capacity or services in those markets. SES seeks such approvals or authorizations as required but cannot be certain that all such approvals or authorizations will be granted in a timely manner or at all. Such approvals and authorizations may also be subject to conditions that constrain operations and/or impose heavy licensing and/or spectrum fees to be paid to national governments.

Countries or regulatory authorities may adopt or modify laws, policies or regulations, or change their interpretation of existing laws, policies or regulations, that could cause existing authorizations to be changed or cancelled, require SES to incur additional costs or otherwise adversely affect operations or revenue. Any regulatory approvals are subject to modification, rescission, expiration and renewal.

If SES fails to obtain or maintain particular approvals, including for market access, on acceptable terms, such failure could delay or prevent the offering of some or all of its services and adversely affect the results of its operations, business prospects and financial condition. In particular, SES may not be able to obtain all of the required regulatory approvals for the construction, launch and operation of any future satellites, or for use of the orbital positions planned for these satellites. Even if SES is able to obtain the necessary approvals and orbital positions, the licenses obtained may impose significant operational restrictions or permit interference by others that could affect the use of the satellites.

Below is an overview of several key jurisdictions. This list is not exhaustive and SES is subject to regulation in every jurisdiction where it licenses spacecraft or provides service.

Luxembourg

SES ASTRA, S.A. (SES ASTRA) (a subsidiary of the Group) holds its rights to operate from Luxembourg pursuant to a concession agreement granted by the Grand Duchy of Luxembourg, pursuant to Article 20 of the 1991 Law of Electronic Media as amended (la loi du 27 juillet 1991 sur les médias électroniques) (the Electronic Media Law), and an associated term sheet (the Cahier des Charges). The concession agreement (the Concession Agreement or the Concession) will remain valid until 31 December 2041. Under the Concession Agreement, as amended, SES ASTRA has the right to operate satellites in the orbits and frequencies listed in a Register of Rights of Use.

Customers and other Commercial Arrangements

The Concession Agreement authorizes SES ASTRA to enter into agreements for the use of satellite capacity with customers on such commercial and other terms as SES ASTRA may agree so long as:

•	the customers agree to comply with all relevant conditions of the Cahier des Charges;

•	the customers are required to comply with the relevant national legislation and any applicable international conventions; and

•	the Luxembourg government (the Government) does not object to the operations of the relevant customer.

Government Supervision

Pursuant to the Concession Agreement, the Government is entitled to appoint up to two commissioners. Currently, Luxembourg has two appointed commissioners who may participate in general meetings of SES ASTRA’s shareholders and meetings of the Board of Directors or any of its committees. The commissioners may oppose any measure taken or envisaged by SES ASTRA that would, amongst others, be contrary to Luxembourg law or international conventions applicable to the Government or compromise the exploitation of the concession or the public order of Luxembourg. The commissioners may oppose and suspend any measure taken by SES ASTRA. SES ASTRA has five days to appeal against any suspension failing which the suspension becomes a permanent veto. Appeals are to the cabinet of the Government which is required to decide any appeal within 21 days.

The articles of incorporation of SES ASTRA may not be modified without the Government’s prior written approval. The Government may only oppose any modifications of the articles of incorporation of SES ASTRA in the case where such changes (i) will be contrary to national law or international conventions or (ii) will compromise the exploitation of the Concession. In addition, under the Concession Agreement, certain allocations or transfers of shares of SES ASTRA require the Government’s written approval.

Modification of the Concession Terms

The Government can unilaterally amend the terms and conditions of the Concession Agreement, as set out in the Cahier des Charges. If a modification adversely affects the financial and commercial benefits of the

Concession Agreement, the Government must indemnify SES ASTRA for any detriment and loss of income SES ASTRA suffers, failing which (or if such indemnification is not reasonably acceptable) SES ASTRA can terminate the concession on 12 months’ notice without liability for compensation and without prejudice to SES ASTRA’s right to claim damages. Any substantial modification of the Cahier des Charges which definitively disrupts the financial and commercial balance between the Government and SES ASTRA will be treated as an outright termination of the Concession that is in contravention of the Electronic Media Law. In such an event, the Government will be liable to indemnify SES ASTRA for losses incurred and other damages, including consequential damages such as any depreciation in value of assets, reduced ability to repay debts and fulfil other obligations, and loss in future profit.

The Government is not responsible for any loss that SES ASTRA suffers (not attributable to the Government or to SES ASTRA) if the economic conditions under which it operates change dramatically in a manner which could not have been reasonably foreseen at the time the Concession was granted. However, if such a change occurs, SES ASTRA has the right to require that the Cahier des Charges be revised to reflect the new circumstances. If the Government refuses or if SES ASTRA reasonably considers the proposed amendment to be insufficient, SES ASTRA may terminate the concession on 12 months’ notice without liability to the Government.

Withdrawal of Concession

The Concession may only be withdrawn by the Government in accordance with Article 20(4) of the Electronic Media Law: (a) if the conditions required for obtaining it are no longer met; or (b) if the obligations entered in the specifications are not respected; or (c) if it is not regularly exploited, in accordance with the terms and conditions. Under the terms of the Concession, the Government may withdraw the concession in whole or in part if SES ASTRA remains in breach of the concession or Cahier des Charges after notice from the Government to remedy the specified breach within a reasonable time set by the state. The Government may also deprive SES ASTRA of all or part of the exclusive rights if SES ASTRA fails to continuously and regularly exploit the concession at an optimum level to obtain long-term maximum financial profitability. The procedure applicable is the same as for a withdrawal.

Upon the withdrawal of the concession by reason of a breach of the Concession Agreement, or of the associated Cahier des Charges, SES ASTRA will forfeit all rights associated with the Concession and the Government may seek to become the owner of the ASTRA satellites, control facilities and other equipment and be substituted as a party to any agreements necessary for the exploitation of the Concession. SES ASTRA will be entitled to fair and equitable indemnification before any property rights are so transferred.

SES ASTRA has no reason to believe that the Government has grounds for or intends to withdraw the Concession.

In conjunction with the Concession, SES ASTRA has also obtained a Space Activity License from the Luxembourg Space Agency that authorizes the operation of all satellites subject to Luxembourg jurisdiction under the Space Activities Act (Loi du 15 décembre 2020 portant sur les activités spatiales).

The United States

Intelsat License LLC, SES Americom, Inc., Horizons-3 LLC, and Horizons-4 LLC, hold FCC authorizations for a number of GEO satellites. In addition, ASTRA (GB) Ltd, New Skies, QuetzSat S. de R.L. de C.V., SES Satellites (Gibraltar) Ltd. (SES Gibraltar), SES DTH do Brasil Ltda (SES DTH Brasil) and SES ASTRA S.A. hold U.S. market access granted by the FCC for the O3b/mPOWER constellation of MEO satellites and a number of non-U.S.-licensed GEO satellites. A number of other Group entities also hold earth station or other wireless licenses issued by the FCC.

As described above, failure to comply with the terms and conditions of the authorizations could result in fines or revocation of such authorization. On 12 August 2024, Intelsat License LLC entered into a consent decree with the FCC to resolve the operation of Galaxy 35 at an orbital location slightly offset from its authorized orbital location. Under that consent decree, Intelsat agreed to pay a civil penalty of $160,000 and to implement a compliance plan, report noncompliance, and file compliance reports for a period of 3 years. Upon acquisition of Intelsat, SES became subject to the consent decree.

Foreign Ownership Restrictions

Section 310 of the Communications Act imposes certain limitations on foreign ownership of various kinds of FCC licenses. Group entities meet the requirements of the Communications Act to hold the FCC licenses to conduct its business in the United States. While the FCC’s application of these eligibility requirements may change, the Group is not aware of any reason why Group entities would not continue to meet such requirements.

On 4 April 2020, President Trump issued an Executive Order on Establishing the Committee for the Assessment of Foreign Participation in the United States Telecommunications Services Sector. The Executive Order formalizes a process through which FCC applications and existing licenses may be reviewed by the U.S. Department of Justice, Department of Defense, and Department of Homeland Security (collectively, Team Telecom) for national security concerns related to foreign participation.

As part of the FCC’s review of SES’ acquisition of Intelsat, Team Telecom reviewed the national security implications of the proposed transaction and concluded that it had no objection to the deal, provided that FCC approval was conditioned on compliance with a new National Security Agreement (NSA) entered into between SES and Team Telecom. The NSA imposes a range of obligations on the Group companies, including requirements to notify and/or seek prior non-objection from Team Telecom for the principal equipment, service providers, and foreign personnel involved in the operations of the company. Group companies are also required to implement new security-related policies and notify Team Telecom of security incidents and material changes in business operations. Non-compliance with the NSA could result in FCC forfeitures and/or loss of FCC licenses. SES is not aware of any breach of the NSA that would result in the loss of any FCC licenses. The NSA replaces a 2022 Letter of Agreement between Intelsat and Team Telecom.

FOCI Mitigation and Defense Security Clearances

As a result of U.S. national security laws and regulations, the Group’s U.S. Government business is conducted by certain Group entities (the FOCI-mitigated Entities) subject to measures agreed with the U.S. Department of War to negate or mitigate the risk of foreign ownership, control or influence (FOCI) of a U.S. entity performing U.S. classified contracts or handling U.S. classified information. As a result of such measures, strict limitations are placed on the information that may be shared with, and the interaction that may occur between, the FOCI-mitigated Entities and the rest of SES. FOCI mitigation measures also impose various restrictions on the control of the FOCI-mitigated Entities by SES. The U.S. Department of War monitors compliance with FOCI mitigation measures by, at a minimum, reviewing SES S&D’ activities on an annual basis.

Failure to maintain security clearances, material violations of the terms of security clearances or loss of required security clearances or of FOCI mitigation measures may result in the inability of the FOCI-mitigated Entities to satisfy existing obligations under any classified U.S. government contracts, termination by the U.S. government of classified contracts with the FOCI-mitigated Entities, and inability to participate in new classified programs. Any material violations of U.S. law by SES or the FOCI-mitigated Entities could result in loss of security clearances and could result in Group entities being barred from U.S. government contracts, including unclassified contracts, and they could be subject to civil or criminal enforcement actions and penalties.

United Kingdom

The operation of the O3b constellation and a portion of the mPOWER constellation is subject to the regulatory authority of the United Kingdom. The UK Civil Aviation Authority (CAA) is responsible for licensing O3b’s space activities under the Outer Space Act and Space Industry Act. The CAA will not issue a licence unless it is satisfied that activities authorized by the license will not:

•	jeopardize public health or the safety of persons or property;

•	be inconsistent with the international obligations of the United Kingdom; or

•	impair the national security of the United Kingdom.

The CAA’s predecessor, the UKSA, had issued licenses to O3b Limited for its first twenty satellites. These licenses have been transferred to ASTRA (GB) Ltd, O3b Limited’s parent, as part of an internal restructuring. The CAA has issued licenses for the current mPower constellation (mP01-11). Non-compliance with the terms of the CAA licenses could lead to penalties, including loss of the licenses. SES is not aware of any material breach that could lead to penalties or other sanctions being imposed by the CAA.

ASTRA (GB)’s use of spectrum for the O3b/mPOWER constellation is regulated by Ofcom. The United Kingdom does not issue license for satellite use of spectrum. O3b brought into use its assigned frequencies prior to the deadline of 23 October 2014.

SES also currently operates several geostationary satellites (including SES-7, SES-9, and SES-15) authorized by Gibraltar, a British Overseas Territory. The Gibraltar Regulatory Authority (GRA), in consultation with the CAA, has issued space activity licenses for these satellites. The GRA, in conjunction with Ofcom, also regulates spectrum use for these satellites.

The Netherlands

On 16 November 1998, the government of The Netherlands issued New Skies Satellites B.V. (New Skies)’s predecessor a Licence Letter setting forth the rights of New Skies to exploit geostationary arc orbital locations and associated frequencies in accordance with ITU obligations, including the ITU Radio Regulations.

New Skies is subject to the provisions of The Netherlands Telecommunications Act, as amended (the NTA). The NTA does not require a license for the operation of activities that New Skies performs in The Netherlands and for the exploitation of satellite frequencies. New Skies notifies The Netherlands government and requests updates to the Licence Letter in advance of the launch or modification of satellites at particular orbital locations. Denial of such requests could have a material adverse effect on SES’ business. The Radiocommunications Agency (Rijksinspectie Digitale Infrastructuur) regulates the New Skies licence under the NTA and may impose penalties, or revoke or amend the New Skies licence. New Skies is not aware of any infringements and has no reason to believe that it is in violation of any part of its Licence Letter or the NTA.

The Space Activities Act (the Wet Ruimtevaartactiviteiten) effective 1 January 2008 regulates space activities falling under Dutch jurisdiction. New Skies operates under a licence effective 19 December 2008 pursuant to Article 3 of this Act.

The Space Activities Act enables the revocation of the license if New Skies fails to comply with the Space Activities Act or the terms of the license. The license may also be revoked for failure to comply with a treaty or binding decisions of an international institution, or if there is good reason to believe that maintenance of the license will jeopardize the safety of persons or goods, the space environment, public order or national security. The regulator also has authority to amend the license rather than revoke it and may require certain actions prior to revocation to ensure safety of people, goods and the environment. Failure to comply with the license may result in financial penalties of up to €450,000 or 10% of the annual sales of New Skies, whichever is greater.

The European Union

The EU has committed to preserving principles of freedom to establish and freedom to receive and retransmit audiovisual media within the EU Single Market based on the Audiovisual Media Services (AVMS) Directive, taking into account the effect of Brexit. In the EU, the “country of origin principle” applies to the distribution of traditional TV broadcasts and on-demand services. Because satellite transmissions are often international in nature (i.e., uplinked from one country and received in another or several other countries), the country of origin principle avoids the cumulative burden on satellite broadcasters (or service providers) of complying with the laws and regulations of multiple Member States.

The AVMS Directive is important to SES’ business. To the extent the service providers whose content are transmitted via SES’ satellites are appropriately licensed in one EU Member State, there are no additional broadcasting licensing requirements. SES undertakes to confirm that broadcasters (or service providers) transmitting via its satellites have all necessary licenses. Non-EU broadcasters using SES satellites may turn to the EU country in which the uplink is located, or the EU country to which the satellite capacity appertains (e.g., Luxembourg, Sweden or the Netherlands, in the case of the Group’s satellites over Europe). The national authority from an EU Member State could issue an order to interrupt broadcasting of a European or non-European channels, but it needs to be duly justified and the enforcement procedure is cumbersome. If an audiovisual media customer of the Group is prevented from delivering its services across borders, SES may not be able to carry out long-term contracts, thereby forcing the customer to look for alternative distribution methods.

Additionally, the European Union authorities are developing a new space law that would apply across the EU to satellite operators incorporated in the EU as well as non-EU operators offering space-based services into the EU. The law is currently expected to be effective no earlier than January 2030. Depending on the scope and requirements of that law, SES’ cost of licensing and operating its satellites may increase.

The European Union authorities recently published a draft update to the EU Electronic Communications Code referred to as the Digital Networks Act. This Act could impact how spectrum is licensed within the single market and affect other service licensing processes. Depending on the scope and requirements of the final law, SES’ ability to license spectrum within the EU and cost of obtaining necessary licenses may be affected.

The Conference Europeenne des Postes et Telecommunications (CEPT) remains an essential body for spectrum governance and usage in Europe, including the EU Member States and beyond. The European Communications Committee (ECC) that depends on the CEPT is very active in adopting consensual decisions that facilitate the licensing of satellite terminals and their free circulation across borders, including for Earth Stations In Motion used on board aircraft or vessels.

Regulation of Earth Stations

SES, its subsidiaries and its affiliates operate gateway and TT&C earth stations in a number of jurisdictions. SES or its subsidiaries and affiliates hold the relevant earth station licenses in these jurisdictions. SES also maintains authority to operate aeronautical earth station antennas in a number of jurisdictions. Fees are paid in connection with both the fixed and aeronautical antenna applications and licenses. Renewal fees and/or annual regulatory fees are also assessed on earth stations. Violations of rules applicable to earth station licensing may result in sanctions, fines, loss of authorizations and denials of authorizations for new earth stations and for renewals of existing authorizations.

Other Laws and Regulations

SES is subject to a variety of laws wherever it conducts business, including those applying to anti-corruption, economic sanctions and competition law. SES has a comprehensive compliance program that includes policies and training; however, the Group cannot guarantee that its compliance program will prevent or detect all violations of the applicable laws and regulations. If a violation occurs, the Group could be subject to civil penalties, including fines, the denial of export privileges, asset seizures, debarment from government contracts, criminal fines or imprisonment. Such violations could also negatively impact the Group’s reputation and business prospects.

Antitrust and Competition Laws

SES is subject to and must comply with applicable competition laws and regulations in the jurisdictions in which it does business. Based on market conditions and SES’ commercial interests in a particular country, these laws and regulations may limit SES’ ability to provide service in a country. In certain cases, SES may be required to obtain approval from the relevant governmental authority in order to provide service or complete a transaction, merger, joint venture or other activity in which it would have a controlling interest. Depending on how any relevant market is defined, SES could be deemed to operate in a concentrated market and hold strong market positions in several countries.

As a result, there is no guarantee that competition authority approval would be granted for such transaction or activity. In some circumstances, competition authorities could allow a venture or activity to proceed but would place limitations or conditions upon SES’ activities. SES could be required to forego commercial opportunities should competition authorities not allow a transaction, merger, joint venture or other activity to proceed or should the limitations imposed by that authority be determined to be overly burdensome.

In its SES/DPC merger control decision in December 2004, the German Competition Authority (Bundeskartellamt) found that SES held a dominant position in the market for the provision of satellite capacity for DTH services in Germany (or the German-speaking territory). The Bundeskartellamt concluded that SES’ satellite transponder business in Germany must comply with special, more stringent competition rules for dominant companies. In particular, the Group must not discriminate against business partners, refuse to supply satellite capacity without objective reasons, enter into exclusive purchase agreements with or grant loyalty rebates to customers, or tie the sale of satellite capacity and other services.

Export Controls and Sanctions Regulations

SES must comply with export controls wherever it ships out equipment. Depending on the nature of the equipment and the laws of the country from where the items are shipped, SES may need a license to export them. Similarly, certain technical information may require a license before it is shared among SES entities and personnel located in different countries. There can be no guarantee that the necessary export licenses will be obtained in a timely fashion or that the required export will be approved, which could impact SES’ ability to provide service and collect revenue.

As an international company with subsidiaries in its countries of operations, SES is also subject to the financial and trade sanctions laws of the jurisdictions where it operates, including the following:

•	the Arms Export Control Act, implemented by ITAR and administered by the U.S. State Department;

•	the Export Administration Act/International Emergency Economic Powers Act, implemented by the Export Administration Regulations (EAR) and administered by the U.S. Commerce Department;

•	the sanctions laws, executive orders and related regulations, including those administered by the U.S. Treasury Department’s Office of Foreign Assets Control (OFAC); and

•	Directives issued by the EU Commission and sanctions laws implemented by EU Member States.

These laws impose restrictions on SES’ ability to do business in, or export hardware to, certain countries or specific entities. In certain cases, SES may be able to obtain authorization from the relevant sanctioning country in order to provide service that would otherwise be subject to sanctions; however, there is no guarantee that such authorization will be granted. As a result, SES may be required to forgo commercial opportunities that are subject to sanctions.

The Group has policies and systems in place designed to monitor the Group’s activities and to prevent the Group from engaging in prohibited activities or dealing with entities on the SDN list. Failure to obtain or maintain required export or sanctions authorizations or failure to comply with applicable export control and sanctions laws and regulations could have a material adverse effect on business. This may render it difficult or impossible to obtain the necessary licenses for exports related to satellites, launch services, TT&C, and equipment. Additionally, failure of SES’ vendors or suppliers to obtain the necessary export authorizations could affect SES and its subsidiaries’ and affiliates’ ability to acquire, launch or operate satellites or provide service to customers.

Within the last five years, SES and its subsidiaries have not filed disclosures with the U.S. State Department’s Directorate of Defense Trade Controls (DDTC) regarding possible violations of the ITAR.

On 10 July 2019, SES filed an initial notification of voluntary self-disclosure to OFAC concerning potential compliance concerns in connection with satellite and related support services provided to maritime customers that in turn resold those services to ships either owned or controlled by sanctioned entities or operating in sanctioned territorial waters. SES conducted an internal investigation of this matter and provided OFAC with a full voluntary self-disclosure report on 17 June 2020. In October 2021, SES and OFAC entered into an agreement to toll any applicable statute of limitations “with regard to apparent or alleged violations of the Regulations by SES identified during the investigation” until 6 December 2022. The tolling agreement was extended to 1 October 2024. On 28 July 2023, SES received a Cautionary Letter from OFAC. OFAC did not pursue a civil monetary penalty or take any other enforcement action.

On 17 October 2022, SES filed an initial notice of voluntary self-disclosure to OFAC identifying potential violations of the North Korean Sanctions Regulations. In its final report filed on 21 September 2023, SES described that it had identified a customer incorporated in Spain reselling SES capacity to the Government of North Korea’s embassy in Havana, Cuba, in breach of its contract with SES. SES received a notice from OFAC on 10 October 2023 that it was closing the case without further action or penalties.

Legal proceedings

From time to time, SES may be involved in various legal proceedings arising out of its operations. SES is not currently a party to any legal proceedings that, in the opinion of its management, are likely to have a material adverse effect on SES’s business, financial condition, results of operations or prospects. Regardless of outcome, litigation can have an adverse impact on SES because of defense and settlement costs, diversion of management resources and other factors.

“Foreign Private Issuer” status

SES qualifies as a “Foreign Private Issuer” under SEC rules and reports under the Exchange Act as a non-U.S. company with “foreign private issuer” status and is subject to the reporting requirements under the Exchange Act applicable to foreign private issuers. As long as SES continues to qualify as a foreign private issuer under the Exchange Act, SES will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including, but not limited to, the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; the section of the Exchange Act imposing liability for insiders who profit from trades made in a short period of time; and the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, as a foreign private issuer, SES is not required to file annual reports and financial statements with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

Corporate information

SES’s principal executive office is located at Château de Betzdorf, L-6815 Betzdorf (Grand Duchy of Luxembourg) and its telephone number is + 352 710-725-1.

ITEM 4A. Unresolved staff comments

Not applicable.

ITEM 5. SES—Management’s discussion and analysis financial condition and results of operations

You should read the following discussion and analysis of SES’s financial condition and results of operations together with its consolidated financial statements and related notes appearing in this Report. Some of the information contained in this discussion and analysis, including information with respect to SES’s plans and strategy for its business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections of this Report, SES’s actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

For the purposes of the following discussion and analysis of SES’s financial condition and results of operations, references to SES are to SES and its subsidiaries.

Company overview

With integrated multi-orbit satellites and a global terrestrial network, SES aims to deliver resilient, seamless connectivity and the highest quality video content to governments, businesses and people. Following the Intelsat acquisition, SES now offers more than 100 years of combined global industry leadership, backed by a track record of bringing innovation “firsts” to market. SES operates a multi-orbit satellite-based infrastructure—across Geostationary and Medium Earth Orbits (GEO & MEO)—covering over 99% of the earth and delivering a combination of high data rates, low latency, enterprise-grade service reliability, and flexibility with the aim to meet its customers’ requirements wherever they are.

The Networks business on a reported basis (Intelsat fully consolidated from 17 July 2025) represented 62% of SES’s revenue as of 31 December 2025 and supports the rapidly expanding global demand for high performance broadband connectivity across the following segments: Government; Aviation (a new segment reported after the acquisition of Intelsat, decoupled from Mobility); and Fixed & Maritime segments (a new segment reported after the acquisition of Intelsat, combining Fixed Data and Maritime segments). The total addressable market (TAM) (in terms of capacity revenue) of these segments are expected to be as follows by 2034: Government ($3.4 billion); Aviation ($2.7 billion), and Fixed & Maritime ($15.1 billion), representing an increase in the compound annual growth rate (CAGR) of 15% in the Government segment, 18% in the Aviation segment and 13% in the Fixed Data & Maritime segment by 2034. SES’s Media business on a reported basis (Intelsat fully consolidated from 17 July 2025) accounted for 37% of revenue as of 31 December 2025, benefiting from some of the most valuable television neighborhoods and has an established track record of delivering long-term customer value and high-quality viewing experiences to millions of audiences around the world

Media serves some of the world’s most valuable television distribution neighborhoods. SES delivers high quality viewing experiences to nearly 700 million TV homes, reaching more than 2.3 billion viewers globally, supported by our scale, reliability, and longstanding customer relationships.

SES is listed on the Paris and Luxembourg stock exchanges (Euronext Paris: SESG; LuxSE: SESG) and is registered as a Foreign Private Issuer with the U.S. Securities and Exchange Commission (SEC).

Recent developments

Acquisition of Intelsat

On 30 April 2024, SES announced its intention to acquire all the issued and outstanding share capital of Intelsat Holdings S.à r.l. and all its subsidiaries and affiliates (Intelsat). The transaction closed on 17 July 2025 for a final cash consideration of USD 2.6 billion (EUR 2.2 billion) and certain contingent value rights (CVRs).

Intelsat operates one of the world’s largest satellite communication services businesses, providing diversified communications services to the world’s leading media companies, fixed and wireless telecommunications operators, data networking service providers for enterprise and mobile applications in the air and on the seas, multinational corporations and internet service providers. Intelsat was also the leading provider of commercial satellite capacity to the U.S. government and other select military organizations and their contractors. The combined company leverages its skilled teams with deep vertical expertise to deliver integrated multi-orbit, multi-band satellite and connectivity solutions to businesses and governments around the world.

The purchase price allocation exercise for the acquisition of Intelsat remains provisional since, at the time when the financial statements were authorized for issue, the Group had not yet completed the accounting for the acquisition. In particular, the process to establish the fair values of specific assets and liabilities needs to be concluded. For further details, please see Note 4—Business combinations of the Consolidated financial statements.

Contingent Value Rights

Under the CVR Agreement, holders are entitled to receive 42.5% of the cumulative net proceeds received by SES and its affiliates between the date of issuance and the termination date with respect to the following “qualified monetization”:

•

adoption, enactment or promulgation of any law by any governmental authority requiring the clearing of usage rights for up to 100 MHz of the C-band downlink spectrum at 3.98 GHz—4.2 GHz (defined in the agreement as the “Applicable Spectrum”), or

•

the sale or transfer of Applicable Spectrum by SES that directly results in the receipt by SES or any of its affiliates, on or after the issuance date hereof and prior to the termination date, of cash consideration for the final clearance or transfer of Applicable Spectrum (including with respect to governmental relocation payments or private negotiations).

Net proceeds represent any cash consideration actually received by SES or its affiliates directly resulting from the final clearance, sale or transfer of Applicable Spectrum, minus any applicable expenses—being fees and expenses incurred (or estimated to be incurred) by SES and its affiliates, and not reimbursed, in connection with the qualified monetization.

The CVR termination date is the earlier of:

•	the date on which all of the Applicable Spectrum has been monetized pursuant to one or more events of qualified monetization, and

•	7.5 years after the issuance date (the outside date).

In case an applicable order has been issued prior to the outside date or SES (or any of its affiliates) enters into a definitive agreement in respect of an applicable transfer prior to the outside date, and the related proceeds have not yet been received, the outside date will be extended to the date on which all of the applicable consideration payable in respect of such event(s) has been completed.

For further details, please see Note 4—Business combinations of the Consolidated financial statements.

Repurchase of Deeply Subordinated Fixed Rate Resettable Securities

On 23 January 2025, the Group repurchased in the open market an amount of EUR 63 million in principal amount of its EUR 625 million Deeply Subordinated Fixed Rate Resettable Securities issued on 27 May 2021 (see also Note 26). The Group’s cash outflow in respect to the repurchase amounted to EUR 59 million and the repurchase resulted in EUR 4 million gain being recorded in ‘Other reserves’. In accordance with the terms and conditions of the Securities, the purchased Securities were cancelled. Following these transactions, the outstanding principal amount of the Securities at the year-end was EUR 525 million. On 11 March 2026, the Group announced its intent, to repurchase additional principal amounts of its Deeply Subordinated Fixed Rate Resettable Securities. As at the expiration deadline, the Group received valid tenders of €326,984,000 in aggregate principal amount of the securities for purchase pursuant to the offer. All Securities validly tendered were accepted for purchase pursuant to the Offer in full, with no pro rata scaling. The settlement took place on 27 March 2026, after which €198,038,000 in aggregate principal amount of the Securities remained outstanding, meanwhile purchased Securities were cancelled.

SPACE Hybrid Securities Offering

On 17 March 2026, the Group announced the launch and pricing of EUR 650 million Subordinated Perpetual with Automatic Conversion Events (“SPACE”) hybrid transaction, guaranteed on a subordinated basis by SES and SES Americom. The securities will bear a coupon of 7.375% per annum and callable at par from 24 March 2031.

Insurance claim in connection with first generation mPOWER satellites

mPOWER insurance claim proceeds received during the period amounting to EUR 164 million (2024: EUR 3 million, 2023: nil) and were recorded under ‘Other income’ in the consolidated income statement.

IRIS²

On 12 December 2024 the SpaceRISE consortium, led by SES, signed a Concession Agreement with the European Commission to design, deliver, and operate the innovative, multi-orbit “Infrastructure for Resilience, Interconnectivity and Security by Satellite” (IRIS²) sovereign connectivity system for a period of 12 years, with the network expected to provide services from the beginning of 2030. This will be the European Union’s (EU) preferred and trusted network to provide reliable, secure, and cost-effective communication solutions for governmental institutions, commercial organizations, and European citizens.

SES’s contribution to IRIS² will be to develop, procure, and operate 18 new MEO satellites providing 100% pole-to-pole coverage with carrier-grade connectivity solutions. SES will have rights to commercialize the MEO capacity and part of the LEO capacity of the IRIS² system.

Under the IRIS2 contract, SES’s commitment to invest in the program was subject to a contractual mechanism to be initiated no later than 30 days after the twelfth month after the signing date. This mechanism provides that SES (as well as other SpaceRISE members) can evaluate the status of the IRIS² contract execution and its compliance with its investment conditions.

If such conditions are not met, SES will propose to the European Commission (EC) and the other parties involved necessary adjustments to the terms and conditions of the IRIS2 contract. In the absence of an agreement with the EC on such a revised proposal then SES would have the right to terminate its contractual commitments under the IRIS2 contract at the cost of circa EUR 8 million in termination fees.

In compliance with the agreement, this review process opened in January 2026.

Credit Rating

On 17 December 2025, Moody’s Investors Service announced a credit rating action downgrading SES’s long-term corporate family rating to Ba1 from Baa3, with the outlook revised to stable.

At the same time Moody’s downgraded the backed senior unsecured ratings (from Baa3 to Ba1), the backed senior unsecured MTN program ratings of SES and its subsidiary SES Americom Inc. (from (P)Baa3 to (P)Ba1), the backed junior subordinate (hybrid) ratings of SES (from Ba2 to Ba3), and the short-term backed commercial paper ratings of SES and SES Americom Inc. (from Prime-3 (P-3) to Not-Prime (NP)).

Whilst there was no material impact on 2025, a change in SES’s credit rating adversely affects the cost of issued debt and its ability to raise financing. Following Moody’s rating action, the Group’s senior and hybrid bond spreads showed marginal widening across the curve.

Indebtedness of SES as of 31 December 2025 in relation to the Acquisition and otherwise

Overview

As at 31 December 2025, SES had reported aggregate borrowings (non-current and current) of €6,305 million (31 December 2024: €4,520 million) and equity accounted hybrid bonds of (in aggregate) €525 million as of 31 December 2025 (31 December 2024: €588 million). At 31 December 2025, the weighted average cost of debt was 4% (2024: 3%) and the weighted average senior debt maturity was 5 years (2024: 6 years).

Since 31 December 2025 and up to the date of this Report, SES repaid debt maturities of around €2 million (excluding the Intelsat Financings, as described below) the using existing cash resources, reducing gross debt. On 5 February 2026, SES drew down €125 million under the European Investment Bank (EIB) financing facility, which was signed in December 2024. The facility bears interest at a fixed rate of 3.639% per annum.

SES also incurred further debt in relation to the Acquisition, as described further below.

SES financings related to the Acquisition

SES secured the financing for the Intelsat acquisition through an initial c.€3 billion Bridge Facility, signed on 30 April 2024, and a €963 million ($1 billion) Term Loan Agreement (the TLA) dated 14 June 2024, with maturity date on 15 June 2029. Upon entering into the TLA, €930 million of the Bridge Facility was cancelled.

Additionally, in connection with the Acquisition, SES had already issued:

•	€500 million 6.0% Deeply Subordinated Notes due 2054 and €500 million 5.5% Deeply Subordinated Notes due 2054, each on 12 September 2024; and

•	€500 million 4.125% Guaranteed Notes due 2030 and €500 million 4.875% Guaranteed Notes due 2033, each on 24 June 2025.

Subsequently, following the issuance of €1 billion in hybrid financing in 2024 and €1 billion in bonds under the EMTN program on 24 June 2025, an equivalent portion of the Bridge Facility (€1,079 million) was cancelled on the same date.

Intelsat Financing

At closing of the Acquisition, Intelsat financings (Intelsat Financings) were cancelled and repaid in full, including the (i) secured credit agreement dated 1 February 2022 of Intelsat Jackson Holdings S.A. (the Intelsat Jackson) and (ii) the $3 billion 6.50% First Lien Secured Notes due 2030, issued by Intelsat Jackson pursuant to an indenture dated 27 January 2022.

About SES’s Business Units

SES does business in one operating segment, namely the provision of satellite-based data transmission capacity, and ancillary services, to customers around the world.

The Senior Leadership Team, which is the chief operating decision-making committee in SES’s corporate governance structure, reviews SES’s financial reporting and generates proposals for the allocation of SES’s resources which are submitted for validation to the SES Board. Additionally, SES provides revenue information on a more disaggregated basis, namely split into its two business units – Networks and Video.

Networks

SES Networks operates a multi-orbit (MEO-GEO) constellation of satellites with the combination of global coverage and high performance, and low latency MEO system and partners with LEO.

SES has been certified with the Metro Ethernet Forum 2.0 industry standard, used to rate the performance of terrestrial networks. By adopting telco- and cloud-inspired practices, SES aims to make it easier for customers to integrate satellite-based networks into the global ecosystem.

SES’s Networks products and services are focused on delivering secure, reliable, and high performing connectivity to customers across Government, Aviation and Fixed & Maritime segments. SES delivers:

•

Mobile, fixed, and communications-on-the-move services supporting mission-critical civilian and defense needs, including secure connectivity for governmental aviation and naval platforms, field deployments, and sovereign communication requirements for Governments;

•

Global, scalable connectivity across land, sea, and air, enabling customers to extend and scale networks from tens of megabits to multiple gigabits per second with reliable, high-performance satellite solutions;

•	End-to-end managed and integrated network services, embedding satellite connectivity seamlessly into terrestrial, satellite, or hybrid infrastructures with guaranteed service delivery and resilience;

•

Telecom and enterprise network solutions, including trunking, mobile backhaul, and enterprise connectivity, supporting telcos, ISPs, mobile network operators, satellite service providers, and large enterprises, particularly in remote or underserved locations;

•	Specialized connectivity solutions for energy, mining, and offshore operations, ensuring high-availability, safety, and operational continuity in challenging environments; and

•

High-performance mobility and cloud-enabled connectivity, serving commercial aviation, cruise lines, business jets, and maritime vessels, with direct integration into major hyperscale cloud platforms to support cloud-based applications across all verticals.

The Government business derives a significant portion of revenue from multiple U.S. defense and civilian agencies. The remaining revenues were generated from a range of global government and institutional clients such as the United Nations, the Luxembourg Government, European Commission (IRIS2) and the European Space Agency. For decades, SES has been a trusted partner to government agencies and institutions across the U.S., Europe, and globally, delivering secure, resilient connectivity to support mission-critical operations in the most demanding environments. Through end-to-end satellite solutions and a secure, integrated space and terrestrial network, SES enables a wide range of government capabilities, including ISR, secure land-based communications, and communications on the move across land, sea, and air. SES also supports more than 60 government organizations—maintaining a strong presence across the EU, NATO, the U.S., and Five Eyes—and plays a critical role in enabling coordinated crisis response, humanitarian assistance, and disaster recovery efforts for governments, NGOs, and international organizations

Aviation delivers in-flight connectivity solutions to 30 commercial airline partners, including American Airlines, Air Canada, JAL, LATAM Airlines, Cathay Pacific as well as leading service providers such as Thales Avionics, Panasonic, Anuvu, and others. Today, SES enables fast, reliable connectivity to approximately 3,000 aircraft. Our multi-orbit, electronically steered antenna technology provides seamless access to GEO and LEO satellites and delivers consistent, high-performance connectivity that supports a high-quality passenger experience worldwide.

Fixed & Maritime provides global connectivity services to Telcos, energy and cloud and onboard connectivity anywhere at sea, from cruise lines to fishing vessels and oil platforms.

SES’s customer base in Fixed is well distributed across all geographies and key markets from the Americas to Asia-Pacific. Our clients include major telecom companies and mobile network operator such as AT&T, Claro, Digicel, Orange, Verizon, and Reliance Jio; value-added service providers such as Marlink, Viasat/RigNet, and Speedcast; and cloud organizations like Amazon AWS. All of whom benefit from our managed network services which deliver private connectivity from SES gateways, creating a dedicated end-to-end connection from any remote site to the rest of our customers’ networks and/or cloud-based applications, as well as supporting rural inclusion projects. In Maritime, revenues are generated by a combination of serving the top major cruise lines such as MSC, Carnival and Virgin Voyages as well as commercial maritime customers like Marlink. SES’s onboard connectivity service enables guaranteed data speeds, low latency and secure satellite connectivity anywhere on the globe, including the new fully managed end-to-end service offering of SES Cruise mPOWERED + Starlink solution.

Media

As of 31 December 2025, SES Media has a strong technical reach of over 2.3 billion viewers worldwide, broadcasting close to 11,000 TV channels with high quality viewing experiences, and delivers managed media services. With over 35 years of broadcasting experience, SES considers itself expert in designing systems to grow audiences, reduce costs, and maximize operational efficiency, and a trusted partner to the world’s leading broadcasters, platform operators and content owners. SES delivers:

•	linear video aggregation and distribution capabilities to hundreds of millions of direct-to-home (DTH), direct-to-cable (DTC), and Internet Protocol TV (IPTV) homes around the world;

•	channel management solutions, including playout, which combine products to predefined end-to-end solutions capable of fitting different use cases; and

•	a range of occasional use services from providing extra capacity, processing content for live feeds, and redundancy features, working with the world’s largest sports and events organizations.

In addition to the more than 200 free TV channels SES offers in Germany, SES also operates HD+, a direct-to-consumer TV platform in the country, serving nearly 2 million paying subscribers, enabling viewers to access a total of 44 High and Ultra-High definition channels including 25 private HD TV channels at home and on the go via a paid subscription.

SES’s Media broadcasting services have a strong presence in the European market, delivering high quality content to more than 115 million TV homes SES serves broadcasters and pay-TV operators such as Sky, Warner Brothers & Discovery, Canal+, ProsiebenSat.1, ARD-ZDF, RTL, and Telefonica.

SES’s North American neighborhoods deliver direct-to-cable distribution services to customers such as Comcast, Discovery, and Time Warner.

SES’s international business has established strong positions and customer relationships in all key regions from Latin America to Asia-Pacific, and in between.

International customers include Canal+, DISH, Ethiosat, and NewSpace India. With growing coverage and a multitude of major global and regional sports and events, delivering over 1,300 hours of premium live sports and events every single day, including some of the world’s most-watched events, supporting major brands such as PGA TOUR, ATP Media, the National Football League, All Elite Wrestling, and Agence France-Presse.

For the year ended 31 December 2025, on a reported basis, the Media business generated total revenues of €977 million at constant FX. Underlying declines resulted from lower revenue in mature markets due to capacity optimization and the impact of standard definition channel switch offs, as well as the full impact of a Brazilian customer bankruptcy as from Q2 2025.

The following table details SES’s revenue by country for the years ended 31 December 2025, 2024 and 2023.

	Fiscal Years Ended
(€ in millions)	31 December, 2025	31 December 2024	31 December 2023
United States of America	1,023	713	759
Germany	309	321	329
Luxembourg	249	79	49
United Kingdom	149	203	214
France	89	74	78
Others – Europe	255	205	205
Others	553	406	396

Total	2,627	2,001	2,030

No single customer accounted for 10%, or more, of total revenue in 2025, or 2024, or 2023

Factors and trends affecting SES’s results of operations

We believe that the performance of our business and our results of operations are driven by various factors, including:

•

Evolving competitive landscape, driven by traditional satellite operators, new entrants and rapidly expanding NGSO constellations offering alternative satellite-based services in response to significant growth opportunities in the satellite industry;

•

Pace of technology innovation, enabling more capable, flexible and cost-effective space-based and ground infrastructure, enabling operators to offer an improved customer value proposition, higher data rates, better performance, greater flexibility, and scalability to quickly expand into previously unconnected markets and geographies;

•

Industry consolidation and vertical integration, including mergers, acquisitions and vertical integration initiatives with the potential to unlock operational efficiencies, optimize capital expenditures, and improve return on investment which can alter competitive dynamics;

•

Growing global demand for high-performance, reliable, high-performance secure connectivity and data solutions worldwide, including enterprise networks, cloud access, video distribution, mobility, and government applications, which is expected to drive substantial industry growth;

•	Increasing defense, government and military agencies demand for secure, resilient communications, ISR, and mission critical connectivity via satellite, amid heightened geopolitical tensions;

•

Increased defense spending by governments driven by current geopolitical uncertainty, with an expected increase in spending on commercial satellite communications for additional information gathering and analysis;

•

Accelerated rate of adoption of satellite connectivity by telecom and mobile operators in upgrades and expansions of telecom and mobile services, especially for 4G/5G backhaul, network extension, and community broadband solutions;

•

Expansion of mobility markets, including commercial aviation and maritime, driving sustained demand for high-throughput, reliable satellite connectivity continued demand for satellite-based connectivity in the aviation and maritime segments;

•

Shifts in video consumption, including the transition to streaming services and continued declines in linear TV distribution in certain markets, with free-to-air and free-to-view adoption in emerging markets and sports & events satellite distribution demand growing;

•	Availability and cost of key resources, including financial capital, satellite manufacturing capacity, launch services, spectrum, and skilled personnel which affect the supply of satellite capacity;

•	Launch market dynamics, including delays, launcher availability, and pricing volatility, which can affect fleet deployment schedules and service readiness;

•

Lower barriers to entry as satellite production and launch costs decline, enabling more operators to deploy capacity and intensifying competitive pressure, operators must however maintain the financial and technical resources required to operate and market its services, while satisfying regulatory requirements in country of operation;

•

Growth opportunities in emerging markets, supported by favorable demographics, rising digital consumption, and where favorable economics and efficient compression technologies position operators well to capture opportunities from content-hungry consumers with increasing spending power;

•	Macroeconomic conditions, such as inflation, interest rate movements, energy costs, tariffs, and foreign-exchange volatility, which can impact costs, customer demand, and cash flows; and

•	Regulatory, policy changes, including spectrum allocations, orbital slot, data regulations and changes in laws affecting our business.

Components of our results of operations

Revenue

Revenues are generated predominantly from customer service agreements for the provision of satellite capacity over contractually agreed periods, including short-term occasional use capacity, with the associated uplinking and downlinking services as appropriate. Other revenue-generating activities mainly include sale of customer equipment; platform services; subscription revenue; income received in connection with satellite interim missions; installation and other engineering services and proceeds from the sale of transponders if the revenue recognition criteria for the transaction are met. Commercial aviation revenue is primarily earned from providing connectivity and entertainment services and through sales of equipment.

C-band repurposing income

C-band repurposing income relates to income from successfully meeting the separate Phase 1 and Phase 2 C-band Accelerated Relocation Payment deadlines, as well as income arising from settlements from the Clearinghouse.

Other income

Other income refers to settlements under insurance claims and decreases in provisions for in-orbit incentives which we recognize when they are virtually certain of being realized.

Cost of sales

Cost of sales, which excludes staff costs and depreciation, represents expenditures which generally vary directly with revenue. They are incurred in delivering services to customers and include a variety of expenses such as rental of third-party satellite capacity, third-party teleports, connectivity, equipment and equipment rental, and customer support costs such as hosting, monitoring, implementation, and engineering work. Other costs of sales mainly include commissions, as well as expenses related to C-band repurposing.

Staff costs

Staff costs include gross salaries and employer’s social security payments, payments into pension schemes for employees, charges arising under share-based payment schemes, and staff-related restructuring charges, as well as costs associated with the development and / or implementation of merger and acquisition activities.

Other operating expenses

Other operating expenses are, by their nature, less variable with revenue and include office-related and technical facility costs, in-orbit insurance, marketing, general and administrative expenditure, consulting charges, travel-related expenditure, and movements in debtor provisions. Other operating expenses also include costs associated with the development and / or implementation of merger and acquisition activities, advisory charges of non-recurring nature, other charges of non-recurring nature, restructuring charges in connection with the Group’s ongoing optimization program, and C-band repurposing expenses not included in cost of sales.

Comparison of financial condition and results of operations for the years ended 31 December 2025 and 2024

Results of operations

Consolidated income statement

The discussion of SES’s results of operations is based on its historical results. Except as set out below, the financial data discussed in this section for the years ended 31 December 2025 (“FY 2025”) and 31 December 2024 (“FY 2024”) has been prepared in accordance with IFRS. The discussion should be read in conjunction with the sections titled “Presentation of Financial and Other Information” and “Information About SES” included in this Report.

The following table sets forth SES’s comparative consolidated income statement and non-IFRS measures for the periods shown with the increase / (decrease) and percentage changes.

€million	2025	2024	Change increase/ (decrease)	Percentage change
Revenue	2,627	2,001	626	31.3%
C-band repurposing income	3	88	(85)	-96.4%
Other income	182	3	179	n/m
Cost of sales	(755)	(461)	294	64.0%
Staff costs	(495)	(402)	93	23.3%
Other operating expenses	(348)	(236)	112	47.0%

Operating expenses	(1,598)	(1,099)	499	45.5%

Fair value movement on contingent value rights	(28)	—	28	n/m
Depreciation expense	(836)	(650)	186	28.4%
Property, plant and equipment impairment	(73)	(216)	(143)	-66.0%
Amortization expense	(140)	(156)	(16)	-10.0%
Intangible assets impairment	(73)	93	166	n/m

Operating profit / (loss)	64	64	—	0.8%

€million	2025	2024	Change increase/ (decrease)	Percentage change
Net financing costs	(172)	(3)	169	n/m
Other non-operating income / expenses (net)	(7)	21	28	n/m

Profit / (loss) before tax	(115)	82	(197)	n/m

Income tax expense	21	(55)	(76)	n/m

Profit / (loss) after tax	(94)	27	(121)	n/m

Profit / (loss) for the year	(94)	27	(121)	n/m

Attributable to:
Owners of the parent	(95)	15	(110)	n/m
Non-controlling interests	1	12	(11)	-85.6%
Adjusted EBITDA(1)	1,196	1,028	168	16.3%
Adjusted EBITDA margin (%)(1)	45.4%	51.4%		-6.0	% pts

(1)

Adjusted EBITDA and Adjusted EBITDA Margin are non-IFRS measures. See “SES—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Financial Measures” of this Report for additional information about Adjusted EBITDA and Adjusted EBITDA margin, as well as the reconciliations.

n/m = not meaningful (a variance of more than 100% or less than -100%)

Given that movements in foreign exchange rates have an impact on SES’s results of operations, SES’s management reviews the variance of certain elements of its results at constant rates of exchange. The following table sets forth SES’s comparative consolidated income statement for the periods shown, with figures for FY 2024 restated at constant exchange rates based on a re-translation of prior year measures at current year prevailing exchange rates for each corresponding month of the current period, the increase / (decrease) and percentage changes.

€million	2025	Constant FX 2024	Change Increase/ (Decrease)	Percentage Change
Revenue	2,627	1,961	666	33.9%
C-band repurposing income	3	81	(78)	-96.1%
Other income	182	2	180	n/m
Cost of sales	(755)	(453)	302	66.6%
Staff costs	(495)	(394)	101	25.7%
Other operating expenses	(348)	(233)	115	49.0%

Operating expenses	(1,598)	(1,080)	518	47.9%

Fair value movement on contingent value rights	(28)	—	28	n/m
Depreciation expense	(836)	(636)	200	31.3%
Property, plant and equipment impairment	(73)	(206)	(133)	-64.4%
Assets in the course of construction impairment	—	—	—	—
Amortization expense	(140)	(151)	(11)	-7.4%
Intangible assets impairment	(73)	83	156	n/m

Operating profit / (loss)	64	54	10	20.1%

Adjusted EBITDA(1)	1,196	1,005	191	19.1%
Adjusted EBITDA margin (%)(1)	45.4%	51.2%		-5.8	% pts

(1)	Adjusted EBITDA and Adjusted EBITDA Margin are non-IFRS measures. See “SES—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Financial Measures”

of this Report for additional information about Adjusted EBITDA and Adjusted EBITDA margin, as well as the reconciliations.

n/m = not meaningful (a variance of more than 100% or less than -100%)

Revenue

Total revenue increased by €626 million, or 31.3%, to €2,627 million for FY 2025 as compared to €2,001 million for FY 2024. Excluding the effects of foreign currency translation, revenue increased by €666 million, or 33.9% (FY 2024 at constant FX: €1,961 million).

Revenue by Business Unit

As reported and at constant exchange rate, the revenue allocated to the relevant business units developed as follows:

€million	2025[2]	2024	Constant FX 2024	Change Increase / (Decrease)	Change Increase / (Decrease) (constant FX)	Percentage Change	Percentage Change (constant FX)
Media	977	914	905	63	72	6.9%	7.9%
Networks	1,633	1,085	1,052	548	581	50.5%	55.2%
Other[1]	17	2	4	15	13	n/m	n/m

Group Total	2,627	2,001	1,961	626	666	31.3%	33.9%

1	Other includes revenue not directly applicable to SES Media or SES Networks
2	2025 results include the effects of purchase price accounting (PPA) related to the Intelsat acquisition, reflecting a negative impact of €6 million on Revenue

n/m = not meaningful (a variance of more than 100% or less than -100%)

By business unit, excluding the impact of foreign currency translation, SES’s revenue increased or decreased due to the following:

Media

Revenue in our Media business unit increased by €72 million, or 7.9%, to €977 million for FY 2025 as compared to €905 million for FY 2024 at constant FX. The increase in media business unit revenue reflects mainly the Intelsat acquisition as well as a mid-single digit year-on-year growth in our HD+ platform in Germany, partly offset by revenue decrease mainly driven by the bankruptcy of a Brazilian customer.

Networks

Revenue in our Networks business unit increased by €581 million, or 55.2%, to €1,633 million for FY 2025 as compared to €1,052 million for FY 2024 at constant FX, primarily due to the following:

•

Government—an increase of €228 million, or 47.0% in revenue as well as a mid-single digit year-on-year growth in our HD+ platform in Germany, partly offset by revenue decrease mainly driven by the bankruptcy of a Brazilian customer;

•

Fixed & Maritime—an increase of €125 million, or 30.5% in revenue; mainly driven by Intelsat acquisition as well as the continued momentum on managed services in both land and maritime based applications, partly offset by revenue decrease following competitive pressures impacting the wholesale business in both sub-segments; and

•	Aviation—an increase of €222 million, or 145.5% in revenue reflecting Intelsat acquisition, as well as growth in the Business Aviation and wholesale businesses.

C-band repurposing income

C-band repurposing income decreased by €85 million, to €3 million for FY 2025 as compared to €88 million for FY 2024. Excluding the effects of foreign currency translation, C-band repurposing income decreased by €78 million (FY 2024 at constant FX: €81 million). This decrease is attributable to the completion of the reimbursement program during the first half of 2025.

Operating Expenses

Cost of sales

Cost of sales increased by €294 million, or 64.0%, to €755 million for FY 2025, as compared to €461 million for FY 2024. Excluding the effects of foreign currency translation, cost of sales increased by €302 million, or 66.6% (for FY 2024 at constant FX: €453 million), primarily due to the following:

•	an increase of €256 million due to the Intelsat acquisition and

•	an increase of €46 million in legacy SES mainly due to the IRIS[2] program.

Staff costs

Staff costs increased by €93 million, or 23.3%, to €495 million for FY 2025, as compared to €402 million for FY 2024. Excluding the effects of foreign currency translation, staff costs increased by €101 million, or 25.7% (FY 2024 at constant FX: €394 million), primarily due to the following:

•	an increase of €86 million in payroll costs primarily due to the Intelsat acquisition;

•	an increase of €17 million in social security & pension expenses primarily due to the Intelsat acquisition;

•	an increase of €13 million largely related to severance costs;

•	a decrease of €4 million in share-based payment expense; and

•	a decrease of €10 million in restructuring costs.

Other operating expenses

Other operating expenses increased by €112 million, or 47.0%, to €348 million for FY 2025, as compared to €236 million for FY 2024. Excluding the effects of foreign currency translation, other operating expenses increased by €115 million, or 49.0% (FY 2024 at constant FX: €233 million), primarily due to the following:

•	an increase of €28 million in costs associated with the development and/or implementation of merger and acquisition activities;

•	an increase of €27 million in maintenance and software costs primarily due to the Intelsat acquisition;

•	an increase of €20 million in consultancy costs primarily due to professional fees incurred as a result of the Intelsat acquisition and the IRIS[2] program;

•	€16 million advisory charges of non-recurring nature incurred in 2025;

•	an increase of €14 million in bad debt expenses;

•	an increase of €11 million in travel and marketing & communication costs primarily due to the Intelsat acquisition;

•	an increase of €9 million in premise & telecom costs;

•	an increase of €8 million in other operating costs mainly driven by USF fees and R&D costs;

•	an increase of €5 million in other personnel costs;

•	an increase of €2 million in in-orbit insurance costs;

•	a decrease of €3 million in C-band related other operating expenses, mainly in consultancy and travel;

•	a decrease of €7 million in non-staff restructuring expenses primarily due to lower consulting fees and office closures; and

•	a decrease of €16 million due to higher capitalized labor mainly driven by the Intelsat acquisition.

Fair value movement on contingent value rights

Fair value movement on contingent value rights of €28 million for FY 2025 (nil for FY 2024) relate to the remeasurement of the CVRs issued as part of the Intelsat acquisition.

The fair value of the CVRs at the acquisition date was EUR 737 million, equivalent to USD 855 million. The CVRs were remeasured at 31 December 2025 at the fair value of EUR 755 million, equivalent to USD 887 million translated at the closing FX rate of USD 1.1750, and the resulting increase of EUR 28 million is presented under “Fair value movement on contingent value rights” line of the consolidated income statement. The increase in fair value from the acquisition date to the year-end date was mainly triggered by the time value of money. An amount of EUR 6 million of tax paid on behalf of the CVR holders is offset against the CVR liability resulting in a net amount of EUR 749 million of being presented in the consolidated statement of financial position.

Depreciation expense

The depreciation expense increased by €186 million, or 28.4%, to €836 million for FY 2025, as compared to €650 million for FY 2024. Excluding the effects of foreign currency translation, depreciation expense increased by €200 million, or 31.3% (FY 2024 at constant FX: €636 million).

This was primarily due to the Intelsat acquisition and further O3b mPOWER fleet satellites as well as Astra 1P going into operational service, partially offset by lower depreciation on end-of-life satellites and the knock-on impact of prior satellite impairments.

Property, plant and equipment impairment

Property, plant and equipment net impairment expense decreased by €143 million, to €73 million for FY 2025, as compared to €216 million for FY 2024 and is fully related to impairments of space segment assets. The €73 million net impairment expense recorded for FY 2025 includes €115 million of additional satellite impairment expense, partly offset by €42 million of reversals of previous impairments. The €216 million net impairment expense recorded for FY 2024 includes €290 million of additional satellite impairment expense, partly offset by €74 million of reversals of previous impairments.

The charges and reversals are the aggregation of impairment testing procedures on specific satellites, or combinations of co-located satellites, in SES’s satellite fleet and are caused by changes in the underlying business plans for these assets as compared to the prior year, as well as changes in the discount rates compared to the prior year-end.

Amortization expense

Amortization expense decreased by €16 million, or 10.0%, to €140 million for FY 2025, as compared to €156 million for FY 2024. Excluding the effects of foreign currency translation, the amortization expense decreased by €11 million (FY 2024 at constant FX: €151 million), or 7.4%, mainly driven by the knock-on impact of prior intangible asset impairments and end-of-life of certain intangible assets, partly offset by effects of the Intelsat acquisition.

Intangible asset impairment

Intangible asset impairment increased by €166 million to become a €73 million intangible asset impairment charge for FY 2025 versus a €93 million intangible asset impairment reversal for FY 2024, driven by impairment of orbital slots. The €73 million net impairment expense recorded for FY 2025 includes €99 million of additional intangible asset impairment expenses, partly offset by €26 million of reversals of previous impairments. The €93 million net reversal recorded for FY 2024 includes €93 million of additional intangible asset impairment expenses that are more than offset by €186 million reversals of previous impairments.

The charges and reversals are the aggregation of impairment testing procedures on specific orbital slot rights utilized by SES’s satellite fleet and are caused by changes in the underlying business plans for these assets as compared to the prior year, as well as changes in the discount rates compared to the prior year-end.

Net financing costs

Net financing costs increased by €169 million, to €172 million for FY 2025, as compared to €3 million for FY 2024, primarily due to the following:

•	an increase in interest expense on borrowings (excluding amount capitalized) of €74 million;

•	reflecting Intelsat acquisition, as well as growth in the Business Aviation and wholesale businesses

•	an increase in interest expense on lease liabilities of €17 million;

•	an increase in interest expense on revenue recognition of €8 million;

•	a €58 million foreign exchange (FX) loss in 2025 compared to a €4 million FX gain in 2024 reflecting Intelsat acquisition, as well as growth in the Business Aviation and wholesale businesses; and

•	reflecting Intelsat acquisition, as well as growth in the Business Aviation and wholesale businesses

Other non-operating income / expenses (net)

Other non-operating net income / expense changed by €28 million, to €7 million expense for FY 2025, as compared to €21 million income for FY 2024, due to the following:

•	a decrease of €12 million in income from structured financing and

•	a net decrease of €16 million in respect of net fair value gains / (losses) on financial assets recognized for FY 2025.

Income tax expense

Income tax expense decreased by €76 million, to a benefit of €21 million for FY 2025, as compared to an expense of €55 million for FY 2024. The decrease is mainly due to a loss before tax of €115 million in 2025 as compared to a profit before tax of €82 million in 2024. For more information please see Note 10 to the Consolidated Financial Statements.

Non-IFRS Financial Measures

SES regularly uses non-IFRS financial measures to evaluate our ongoing operations and for internal planning, budgeting and forecasting purposes and in the framework of company-wide bonus programs.

Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Debt, Adjusted Net Debt to Adjusted EBITDA ratio, Adjusted Net Profit, Adjusted Earnings per Share, Adjusted Free Cash Flow and Constant FX are not measures defined by IFRS. These measures have limitations as analytical tools and should not be considered as an alternative to profit for the year, profit from operations or liquidity as determined in accordance with IFRS Accounting Standards. These measures are not necessarily comparable to similarly titled measures used by other companies.

As a result, you should not consider these performance measures in isolation from, or as a substitute analysis for, SES’s results of operations as determined in accordance with IFRS.

1.  Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA is defined as profit or loss for the period before tax, before the impact of depreciation and impairment expense, amortization and impairment expense, net financing costs and other non-operating income / expenses (net), adjusted to exclude the impact of C-Band repurposing income, other income, C-band repurposing expenses, restructuring charges, costs associated with the development and / or implementation of merger and acquisition activities, advisory charges of a non-recurring nature, and other charges of a non-recurring nature, as well as fair value movement on contingent value rights. SES believes that Adjusted EBITDA is useful to investors to assist in evaluating the Company’s operating performance.

Adjusted EBITDA increased by €168 million, or 16.3%, to €1,196 million for FY 2025, as compared to €1,028 million for FY 2024. Excluding the effects of foreign currency translation, Adjusted EBITDA increased by €192 million, or 19.1% (FY 2024 at constant FX: €1,005 million), primarily attributable to the Intelsat acquisition.

€million	2025	2024
(Loss)/profit before tax	(115)	82
Add: Depreciation and impairment expense	909	866
Add: Amortization and impairment expense	213	63
Add: Net financing costs	172	3
Add: Other non-operating income/expenses (net)	7	(21)
Deduct: C-band repurposing income	(3)	(88)
Deduct: Other income	(175)	(3)
Add: C-band repurposing expenses	2	5
Add: Restructuring charges	43	63
Add: Costs associated with the development and / or implementation of merger and acquisition activities	95	55
Add: Advisory charges of a non-recurring nature	16	—
Add: Other charges of a non-recurring nature	4	3
Add: Fair value movement on contingent value rights	28	—

Adjusted EBITDA	1,196	1,028

Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by revenue. SES believes that Adjusted EBITDA Margin is useful to investors to assist in evaluating a Company’s operating performance. The following table provides a reconciliation of the Adjusted EBITDA Margin:

€million	2025	2024
Revenue	2,627	2,001
Other income	7	—
Adjusted EBITDA	1,196	1,028

Adjusted EBITDA Margin (%)	45.4%	51.4%

2.  Adjusted Net Debt

Adjusted Net Debt is defined as current and non-current borrowings, plus current and non-current lease liabilities, less cash and cash equivalents (excluding amounts subject to contractual restrictions), excluding 50% of the Group’s Perpetual Bonds classified as borrowings and including 50% of the Group’s Perpetual Bonds classified as equity. The treatment of the Group’s Perpetual Bonds is consistent with rating agencies’ methodology. The Group believes that Adjusted Net Debt is relevant to investors, since it gives an indication of the absolute level of non-equity funding of the business. This can be compared to the income and cash flows generated by the business, and available undrawn facilities.

The following table reconciles Adjusted Net Debt to the relevant line items on the statement of financial position from which it is derived:

€million	2025	2024 [1]
Borrowings—non-current	5,507	4,247
Borrowings–current	798	273

Borrowings—total	6,305	4,520
Lease liabilities—non-current	559	32
Lease liabilities—current	76	19

Add: Lease liabilities—total	635	51

Add: 50% of the Group’s €525 million (2024: €588 million) of Perpetual Bonds	263	294

Deduct: 50% of the Group’s €1 billion hybrid dual-tranche bond (2024: €1 billion)	(500)	(500)
Deduct: Cash and cash equivalents	(1,075)	(3,521)
Add: Cash and cash equivalents subject to contractual restrictions	401	300

Adjusted Net Debt	6,029	1,144

1	Restated to include current and non-current lease liabilities.

3. Adjusted Net Debt to Adjusted EBITDA ratio

The Adjusted Net Debt to Adjusted EBITDA ratio is defined as Adjusted Net Debt divided by Adjusted EBITDA. The Group believes that the Adjusted Net Debt to Adjusted EBITDA ratio is a useful measure to demonstrate to investors its ability to generate the recurring income needed to be able to settle its borrowings as they fall due.

However, due to the asymmetrical impact of the Intelsat acquisition on Adjusted Net Debt and Adjusted EBITDA, management has not computed Adjusted Net Debt to Adjusted EBITDA as at 31 December 2025.

€million	2025	2024
Adjusted Net Debt	6,029	1,144	[1]
Adjusted EBITDA	N/A	1,028

Adjusted Net Debt to Adjusted EBITDA ratio	N/A	1.11 times[1]

1	Restated to include current and non-current lease liabilities

4. Adjusted Net Profit and Adjusted Earnings per Share

Adjusted Net Profit is defined as profit or loss of the period attributable to shareholders of the group adjusted to exclude the after-tax impact of C-band net income, other income non-recurring, restructuring charges, M&A costs, advisory charges of a non-recurring nature, other charges of a non-recurring nature, fair value movement on contingent value rights, and impairment charges and related valuation allowance adjustments on deferred tax assets on ITCs, as well as the tax impact of impairment charges on shareholdings arising at the Company or subsidiary level.

The tax rate applied to the pre-tax impact of the C-band operating expenses is the US tax rate. The rate applied for other non-recurring items and impairment expenses represents the computed weighted average tax rate of the relevant jurisdictions. SES believes that Adjusted Net Profit is useful to investors to assist in evaluating a Company’s operating performance.

The following table reconciles Adjusted Net Profit to the relevant line items on the consolidated income statement from which it is derived:

€million	2025	2024
Profit / (Loss) of the group attributable to shareholders of the parent	(95)	15
C-band net income	(1)	(83)
Other income non-recurring[1]	(175)	(3)
Restructuring charges	43	63
M&A costs[3]	131	55
Advisory charges of a non-recurring nature	16	—
Other charges of a non-recurring nature	4	3
Fair value movement on contingent value rights	28	—
Impairment expenses	146	123

Add: Total non-recurring items	192	158

Tax on C-band net income, at 23% (2024:23%)	—	19
Tax on other non-recurring items, at 22% (2024: 25%)	3	(28)
Tax on fair value movement on contingent value rights, at 26% (2024: nil)	(7)
Tax on impairment expenses, at -19.9% (2024: -25.3%)[2]	(29)	(31)

Add: Tax on adjusted items set out above	(33)	(40)

Add: Tax expense in respect of impairment expenses on the carrying value of subsidiary investments and other assets eliminated at consolidation level	(17)	(7)

Adjusted Net Profit	47	126

1	Includes mPOWER insurance claim of €164 million, €10 million sale of Bavaria business and €1 million other insurance claim.
2	Includes valuation allowance on deferred tax assets for ITCs, triggered by impairments.
3

Include net financing charges of €36 million (2024: nil) comprising an interest expense of €42 million (2024: nil million) and loan origination costs of €6 million (2024: nil million), partly offset by €13 million interest income on deposits (2024: nil million) associated mainly with the €1 billion hybrid financing issued in September 2024 in connection with the Intelsat transaction.

Adjusted Earnings per Share is the Adjusted Net (Loss)/Profit, including an assumed coupon net of tax, divided by the weighted average number of shares.

For 2025, Adjusted Earnings per Share of €0.09 per Class A share (2024: €0.26), and €0.03 per Class B share (2024: €0.10) have been calculated on the following basis:

€million	2025	2024
Adjusted Net Profit	47	126
Assumed coupon on perpetual bond (net of tax)	(11)	(15)

Total	36	111
Split between:
Class A shares (in millions)[1]	30	92
Class B shares (in millions)[2]	6	19

1	Calculated as 83% of adjusted loss attributable to owners of the parent, based on the weight of the Class A weighted average number of shares out of the total shares.
2	Calculated as 17% of adjusted loss attributable to owners of the parent, based on the weight of the Class B weighted average number of shares out of the total shares.

The weighted average number of shares, net of own shares held and adjusted to reflect the economic rights, for calculating Adjusted Earnings per Share—unchanged from the numbers of shares applied in the calculation of basic earnings per share:

	2025	2024
Class A shares (in millions)	344.2	351.7
Class B shares (in millions)[1]	69.5	72.9

Total	413.7	424.6

Adjusted Earnings per share (in €)	2025	2024

Class A shares	0.09	0.26
Class B shares	0.03	0.10

[1]	Weighted average number of Class B shares of 173.8 (2024: 182.3) (in millions), net of own shares held, was multiplied by 40% considering the relative economic rights.

5. Adjusted Free Cash Flow

Adjusted Free Cash Flow is defined as net cash generated by operating activities adjusted for the net cash absorbed by investing activities, the coupon paid on the Perpetual Bonds, interest paid on borrowings and lease payments, excluding the effect of cash flows generated by payment for acquisition of subsidiary, net of cash acquired, insurance claims received, C-band cash flows, IRIS2 increase in restricted cash, and payments in respect of other non-recurring items.

Adjusted Free Cash Flow for FY 2025 was a net inflow of €229 million, compared to the net inflow of €253 million for FY 2024. The main components of the decrease were lower net cash generated by operating activities and higher year-on-year investing activities.

The following table reconciles Adjusted Free Cash Flow to the relevant line items on the consolidated statement of cash flows from which it is derived:

€million	2025	2024
Net cash generated by operating activities	908	1,006
Net cash absorbed by investing activities	(1,665)	(159)
Coupon paid on perpetual bonds	(16)	(49)
Interest paid on borrowings	(264)	(110)
Lease payments	(60)	(26)
Free cash flow before equity distributions and treasury activities	(1,097)	662
Exclude:
Payment for acquisition of subsidiary, net of cash acquired	(1,454)	—
Insurance claims received	164	—
C-band cash flows	100	202
IRIS[2] increase in restricted cash	101	300
Payments in respect of other non-recurring items*	(237)	(93)

Adjusted Free Cash Flow	229	253

*

For FY 2025, comprises restructuring payments of €58 million, €172 million payments associated with the development and / or implementation of merger and acquisition activities and €7 million other net payments of non-recurring nature. For FY 2024, includes payments in respect of costs associated with the development and / or implementation of merger and acquisition activities, as well as restructuring.

6. Constant FX

As discussed above, movements in foreign exchange rates have an impact on SES’s results of operations. SES’s management reviews the variance of certain of its results, including revenue and Adjusted EBITDA, at constant rates of exchange. Thus, when analyzing performance of the Group against the prior period figures, these are presented both as reported and at ‘constant FX’, whereby they are recomputed using the prevailing exchange rates for each corresponding month of the current period. SES calculates these financial measures at constant rates of exchange based on a retranslation of prior year measures at current year prevailing exchange rates for each corresponding month of the current period. SES does not adjust for the normal transactional gains and losses in operations that are generated by exchange movements.

Although SES does not believe that these measures are a substitute for IFRS measures, SES does believe that such results excluding the impact of currency fluctuations year-on-year provide additional useful information to investors regarding the operating performance on a local currency basis.

Accordingly, the constant rates of exchange financial measures appearing in the following discussion of SES’s results of operations should be read in conjunction with the information provided in SES’s consolidated financial statements.

€million	2024	Foreign exchange impact	Constant FX 2024
Revenue	2,001	(40)	1,961
C-band repurposing income	88	(7)	81
Other income	3	(1)	2
Cost of sales	(461)	8	(453)
Staff costs	(402)	8	(394)
Other operating expenses	(236)	3	(233)

Operating expenses	(1,099)	19	(1,080)

€million	2024	Foreign exchange impact	Constant FX 2024
Depreciation expense	(650)	14	(636)
Property, plant and equipment impairment	(216)	10	(206)
Amortization expense	(156)	5	(151)
Intangible assets impairment	93	(10)	83

Operating profit/(loss)	64	(10)	54

Adjusted EBITDA	1,028	(23)	1,005

Liquidity and capital resources as of and for the year ended 31 December 2025 and 31 December 2024

Overview

SES’s contractual obligations, commitments and debt service requirements over the next several years are described below. As of 31 December 2025, total borrowings were €6,305 million (2024: €4,520 million). Interest paid on borrowings for FY 2025 was €264 million (2024: €110 million). As of 31 December 2025, cash and cash equivalents were €1,075 million (2024: €3,521 million).

SES’s cash flows from operations and cash on hand have been sufficient to fund interest obligations of €264 million and €110 million of coupon paid on perpetual bond and €16 million and €49 million of coupon for FY 2025 and 2024, respectively, and to fund investing activities amounting to €1,665 million and €159 million for FY 2025 and 2024, respectively.

In connection with SES’s participation in the FCC’s process for accelerated clearing of the C-band spectrum pursuant to the FCC Final Order, as that term is defined below (see “Intelsat – Management’s Discussion and Analysis of Financial Condition and Results of Operations: Recent Developments,” SES incurred significant upfront expenses for clearing activities well in advance of receiving reimbursement payments. As of 31 December 2025, there are no remaining receivables. Additionally, as of FY 2023, the entire Phase 2 ARP proceeds of $2,991 million were received.

SES’s primary source of liquidity is, and is expected to continue to be, cash generated by operating activities, as well as existing cash. SES currently expects to use cash on hand and cash flows from operating activities to fund its most significant cash outlays, including debt service requirements and capital expenditure in the next twelve months from the date of this Report and beyond.

SES believes its cash generation together with its available liquidity will be sufficient to meet its obligations and fund its business and capital expenditure for the foreseeable future.

Overview of cash flow for FY 2025 and FY 2024

€million	2025	2024	Change Increase / (decrease)	Percentage Change
Net cash generated by operating activities	908	1,006	(98)	-9.9%
Net cash absorbed by investing activities	(1,665)	(159)	(1,506)	n/m
Net cash absorbed by financing activities	(1,361)	(375)	(986)	n/m
Net foreign exchange movements	(328)	142	(470)	n/m
Net increase/(decrease) in cash	(2,446)	614	(3,060)	n/m

Cash and cash equivalents at start of the year	3,521	2,907	614	21.1%
Cash and cash equivalents at end of the year	1,075	3,521	(2,446)	-69.5%

n/m = not meaningful (a variance of more than 100% or less than -100%)

Net cash generated by operating activities

Net cash generated by operating activities decreased by €98 million to €908 million in FY 2025, as compared to €1,006 million for FY 2024. The decrease was mainly driven by higher working capital, including €172 million payments associated with the development and / or implementation of merger and acquisition activities, restructuring payments of €58 million and €7 million other net payments of non-recurring nature, partly offset by IRIS2 increase in restricted cash of €101 million.

Net cash absorbed by investing activities

Net cash absorbed by investing activities increased by €1,506 million to €1,665 million for FY 2025, as compared to €159 million for FY 2024, primarily due to €1,454 million in payments for the Intelsat acquisition, as well as payments for purchases of tangible and intangible assets of €548 million in FY 2025 as compared to €303 million in FY 2024. This was partially offset by a €164 million insurance claim received in 2025 related to mPower.

Net cash absorbed by financing activities

Net cash absorbed by financing activities increased by €986 million to €1,361 million for FY 2025, as compared to €375 million for FY 2024. The main drivers of the net FY 2025 outflows were the €2,608 million extinguishment of the Intelsat debt in July 2025, the €250 million Schuldschein repayment in December 2025, a €16 million repayment of a LuxGovSat credit facility, a €207 million dividend payment, €264 million interest paid on borrowings, €60 million lease payments, €59 million redemption of Perpetual bond, €16 million of coupon interest paid on the Perpetual Bond, and €10 million LOC related to undrawn facilities. This was partly offset by the €1 billion proceeds from the EuroBond issued in June 2025, the €854 million proceeds from the USD TLA, the €300 million proceeds from the EuroBond EIB issued in June 2025, and the €13 million proceeds from the new Junior loan received in March 2025. The main drivers of the net FY 2024 outflow were the €550 million settlement of the 2016 Perpetual Bond in January 2024, the €150 million settlement of the German Bond in June 2024, a €16 million repayment of a LuxGovSat credit facility, a €320 million dividend payment, €110 million interest paid on borrowings, €128 million acquisition of treasury shares (Share buyback program) and €49 million of coupon interest paid on the Perpetual Bond, partly offset by the €1 billion proceeds from the Deeply Subordinated Fixed Rate Resettable Securities issued in September 2024.

Financing Structure of SES

SES has a well-balanced financing structure with access to various sources of funding, including the Eurobond markets, the U.S. dollar bond markets, commercial paper markets and bank financing. As of 31 December 2025, SES had a debt profile with an average maturity of five years and an average cost of 4% per annum. SES’s liquidity position was €2,024 million as of 31 December 2025, taking into account cash and cash equivalents (excluding €401 million of cash and cash equivalents subject to contractual restrictions) of €674 million as of 31 December 2025 combined with the SES’s fully undrawn syndicated multi-currency revolving credit facility of €1,200 million renewed in 2024 and valid until 2028 and fully undrawn financing facilities from European Investment Bank of €25 million and €125 million. Separately, SES has a €525 million Perpetual Bond with 2.875% coupon (treated as 50% debt and 50% equity) with first call date in August 2026.

Borrowings

SES’s borrowings as of 31 December 2025 and 31 December 2024 are presented below:

€million	Effective interest rate	Maturity	Amounts outstanding 2025, carried at amortized cost
Non-current
Euro Private Placement 2027 (€140 million under EMTN)	4.00%	May 2027	140
Eurobond 2027 (€500 million)	0.875%	November 2027	499
Eurobond 2028 (€400 million)	2.00%	July 2028	398
Eurobond 2029 (€750 million)	3.50%	January 2029	748
Eurobond 2030 (€500 million)	4.125%	June 2030	497
Eurobond 2033 (€500 million)	4.875%	June 2033	496
Fixed Term Loan (LuxGovSat), non-listed	3.30%	December 2027	16
German bond (€50 million), non-listed	4.00%	November 2032	50
U.S. Bond ($250 million)	5.30%	April 2043	208
U.S. Bond ($500 million)	5.30%	March 2044	414
Hybrid Bond NC5.25 (€500 million)	5.50%	September 2054	495
Hybrid Bond NC8 (EUR 500 million)	6.00%	September 2054	496
Floating Term Loan with European Investment Bank (€300 million)	EURIBOR 6M + 0.867%	June 2032	300
Term Loan Agreement ($1,000 million)	SOFR 3M + 2.125%	June 2029	711
Fixed Term Loan (SES Astra 1P S. à r.l.), non-listed	3.15%	March 2031	19
Floating Term Loan Facility (SES Satellites Ventures Sarl), non-listed	SOFR 3M + 2.2%	March 2030	20
Total non-current			5,507
Current
Eurobond 2026 (€650 million)	1.625%	March 2026	650
Term Loan Agreement ($1,000 million)	SOFR 3M + 2.125%	June 2029	124
Fixed Term Loan (LuxGovSat), non-listed	3.30%	December 2027	16
Fixed Term Loan (SES Astra 1P Sarl), non-listed	3.15%	March 2031	8

Total current			798

€million	Effective interest rate	Maturity	Amounts outstanding 2024, carried at amortized cost
Non-current
Eurobond 2026 (€650 million)	1.625%	March 2026	651
Euro Private Placement 2027 (€140 million under EMTN)	4.00%	May 2027	140
Eurobond 2027 (€500 million)	0.875%	November 2027	499
Eurobond 2028 (€400 million)	2.00%	July 2028	398
Eurobond 2029 (€750 million)	3.50%	January 2029	746
Fixed Term Loan (LuxGovSat), non-listed	3.30%	December 2027	32
German bond (€50 million), non-listed	4.00%	November 2032	50
U.S. Bond ($250 million)	5.30%	April 2043	235
U.S. Bond ($500 million)	5.30%	March 2044	468
Hybrid Bond NC5.25 (€500 million)	5.50%	September 2054	494
Hybrid Bond NC8 (€500 million)	6.00%	September 2054	496
Fixed Term Loan (SES Astra 1P Sarl), non-listed	3.15%	March 2031	28
Floating Term Loan Facility (SES Satellites Ventures S. à r.l.), non-listed	SOFR 3M + 2.2%	March 2030	10
Total non-current			4,247
Current
German bond (€250 million), non-listed	1.71%	December 2025	250
Fixed Term Loan (LuxGovSat), non-listed	3.30%	December 2027	17
Fixed Term Loan (SES Astra 1P S. à r.l.), non-listed	3.15%	March 2031	6

Total current			273

Capital Expenditure

SES expects to continue to invest in satellites, both to replace existing satellites before their end of life, and to make available new capacity at new or existing orbital positions to meet growing demand. The majority of projected future capital expenditure relates to satellite investment and is based on SES’s current launch and service schedule in respect of procured satellites.

The financing of ongoing satellite procurement programs is done through a range of structures, including, without limitation, through a mix of available resources, cash flow from operations, and drawings under existing or new funding arrangements where needed.

mPOWER satellite insurance claim

SES has submitted a claim and is engaging with insurers regarding a claim totaling $472 million regarding the technical challenges observed in the operation of the O3b mPOWER satellites 1-4. In 2025, the company has collected approximately $189 million (€164 million) through settlements, with additional payments expected as negotiations progress.

Guarantees

On 31 December 2025, SES had outstanding bank guarantees of €29 million (2024: €39 million) with respect to performance and warranty guarantees for services of satellite operations.

Procurement contracts

SES regularly enters into satellite construction contracts to procure satellites from manufacturers. The typical time required to manufacture and launch a satellite is approximately 30-36 months (but can take more time depending on the complexity of the satellite). These contracts generally provide for payments to be made at certain milestones. In addition, the manufacturer may have to pay damages to SES in the event that construction of the satellite is not completed on time.

Launch agreements

SES enters into launch agreements from time to time and has not entered into a multi-year agreement with a launcher provider.

Dividend and dividend policy

SES has a stable to progressive dividend policy, with an annual payout dividend of €0.50 per Class A share and €0.20 per Class B share. Payments are semi-annual, and as such, shareholders received payments of €0.25 per Class A share and €0.10 per Class B share in April and October of 2025.

Share buyback

On 3 August 2023 the Company announced a share buyback program under the authorization given by the Annual General Meeting of shareholders held on 6 April 2023. In connection with this program, as of 31 December 2025 the Group acquired 23,952,416 FDRs at a weighted average price of EUR 5.22 per FDR and 11,976,209 Class B shares at an average price of EUR 2.09 per B-share, resulting in a total cost of the program of EUR 150 million.

Contracted backlog

SES had a fully protected contract backlog (non-cancellable) of €4.7 billion (or gross backlog of €6.6 billion including backlog with contractual break clauses) as of 31 December 2025 delivered by a strong customer base consisting predominantly of broadcasters in developed markets. This customer profile generates a predictable, high-margin revenue stream, resulting in a strong cash flow conversion factor. Gross backlog on 31 December 2025 was €6.6 billion of which Media backlog was €3.0 billion and Networks backlog was €3.6 billion.

Out of the total gross backlog, approximately 80% is expected to be recognized as revenue in the three years from 2026 to 2028.

Protected backlog includes non-cancellable contracts and cancellable contracts with substantive termination fees.

Credit Rating

Our capital structure and financial practices support the credit ratings from two internationally recognized credit rating agencies (Moody’s and Fitch), which are important to our ability to issue debt and its ability to raise financing from a diverse range of debt capital markets and from global financial institutions. See “Item 5. SES— Management’s discussion and analysis financial condition and results of operations— Recent developments— Credit Rating” for additional information.

Comparison of financial condition and results of operations for the years ended 31 December 2024 and 2023

Results of operations

Consolidated income statement

The discussion of SES’s results of operations is based on its historical results. Except as set out below, the financial data discussed in this section for the years ended 31 December 2024 (“FY 2024”) and 31 December

2023 (“FY 2023”) has been prepared in accordance with IFRS. The discussion should be read in conjunction with the sections titled “Presentation of Financial and Other Information” and “Information About SES,” included in this Report.

The following table sets forth SES’s comparative consolidated income statement and non-IFRS measures for the periods shown with the increase / (decrease) and percentage changes.

€million	2024	2023	Change increase/ (decrease)	Percentage change
Revenue	2,001	2,030	(29)	-1.4%
C-band repurposing income	88	2,744	(2,656)	-96.8%
Other income	3	5	(2)	-48.3%
Cost of sales	(461)	(444)	17	3.6%
Staff costs	(402)	(409)	(7)	-1.9%
Other operating expenses	(236)	(244)	(8)	-2.6%

Operating expenses	(1,099)	(1,097)	2	0.2%

Depreciation expense	(650)	(603)	47	8.0%
Property, plant and equipment impairment	(216)	(26)	190	n/m
Assets in the course of construction impairment	—	(425)	(425)	n/m
Amortization expense	(156)	(89)	67	75.2%
Intangible assets impairment	93	(3,225)	(3,318)	n/m

Operating profit / (loss)	64	(686)	750	n/m

Net financing costs	(3)	(42)	(39)	-92.4%
Other non-operating income / expenses (net)	21	—	(21)	n/m

Profit / (loss) before tax	82	(728)	810	n/m

Income tax expense	(55)	(176)	(121)	-69.1%

Profit / (loss) after tax	27	(904)	931	n/m

Profit / (loss) for the year	27	(904)	931	n/m

Attributable to:
Owners of the parent	15	(905)	920	n/m
Non-controlling interests	12	1	11	n/m
Adjusted EBITDA(1)	1,028	1,025	3	0.4%
Adjusted EBITDA margin (%)(1)	51.4%	50.5%		+0.9	% pts

(1)

Adjusted EBITDA and Adjusted EBITDA Margin are non-IFRS measures. See “SES—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Financial Measures” of this Report for additional information about Adjusted EBITDA and Adjusted EBITDA margin, as well as the reconciliations.

n/m = not meaningful (a variance of more than 100% or less than -100%)

Given that movements in foreign exchange rates have an impact on SES’s results of operations, SES’s management reviews the variance of certain elements of its results at constant rates of exchange. The following table sets forth SES’s comparative consolidated income statement for the periods shown, with figures for FY 2023 restated at constant exchange rates based on a re-translation of prior year measures at current year prevailing exchange rates for each corresponding month of the current period, the increase / (decrease) and percentage changes.

€million	2024	Constant FX 2023	Change Increase/ (Decrease)	Percentage Change
Revenue	2,001	2,020	(19)	-0.9%
C-band repurposing income	88	2,793	(2,705)	-96.8%
Other income	3	5	(2)	-48.3
Cost of sales	(461)	(441)	20	4.4%
Staff costs	(402)	(409)	(7)	-1.7%
Other operating expenses	(236)	(243)	(7)	-2.8%

Operating expenses	(1,099)	(1,093)	6	0.5%

Depreciation expense	(650)	(599)	51	8.3%
Property, plant and equipment impairment	(216)	(26)	190	n/m
Assets in the course of construction impairment	—	(440)	(440)	n/m
Amortization expense	(156)	(46)	110	n/m
Intangible assets impairment	93	(3,350)	(3,443)	n/m

Operating profit / (loss)	64	(736)	800	n/m

Adjusted EBITDA(1)	1,028	1,019	9	0.9%
Adjusted EBITDA margin (%)(1)	51.4%	50.5%		0.9	% pts

(1)

Adjusted EBITDA and Adjusted EBITDA Margin are non-IFRS measures. See “SES—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Financial Measures” of this Report for additional information about Adjusted EBITDA and Adjusted EBITDA margin, as well as the reconciliations.

n/m = not meaningful (a variance of more than 100% or less than -100%)

Revenue

Total revenue decreased by €29 million, or 1.4%, to €2,001 million for FY 2024 as compared to €2,030 million for FY 2023. Excluding the effects of foreign currency translation, revenue decreased by €19 million, or 0.9% (FY 2023 at constant FX: €2,020 million).

Revenue by Business Unit

As reported and at constant exchange rate, the revenue allocated to the relevant business units developed as follows:

€million	2024	2023	Constant FX 2023	Change Increase / (Decrease)	Change Increase / (Decrease) (constant FX)	Percentage Change	Percentage Change (constant FX)
SES Video	914	967	964	(53)	(50)	-5.5%	-5.3%
SES Networks	1,085	1,062	1,055	23	30	2.2%	2.9%
Sub-total	1,999	2,029	2,019	(30)	(20)	-1.5%	-1.0%
Other[1]	2	1	1	1	1	n/m	n/m

Group Total	2,001	2,030	2,020	(29)	(19)	-1.4%	-0.9%

(1)	Other includes revenue not directly applicable to SES Video or SES Networks

n/m = not meaningful (a variance of more than 100% or less than -100%)

By business unit, excluding the impact of foreign currency translation, SES’s revenue increased or decreased due to the following:

Video

Revenue in our Video business unit decreased by €50 million, or 5.3%, to €914 million for FY 2024 as compared to €964 million for FY 2023. The decrease in video business unit revenue reflects lower revenue in mature European and North American markets, stability in international revenue, and continued expansion of the Sports & Events business.

Networks

Revenue in our Networks business unit increased by €30 million, or 2.9%, to €1,085 million for FY 2024 as compared to €1,055 million for FY 2023, due to the following:

•	Data-Fixed—a decrease of €23 million, or 8.7% in revenue driven by Energy services and equipment sales in Europe and Latin America, partly offset by growing Cloud services;

•	Data-Mobile—an increase of €20 million, or 7.1% in revenue from mobility customers, primarily due to the expansion of services in Aero and cruise lines; and

•

Government—an increase of €33 million, or 6.4% in revenue from government customers in both U.S. government and Global government. Increase was primarily due to new services, capacity upgrades, service transfers from transponder services, and an increase in equipment sales.

C-band repurposing income

C-band repurposing income decreased by €2,656 million, to €88 million for FY 2024 as compared to €2,744 million for FY 2023. Excluding the effects of foreign currency translation, C-band repurposing income decreased by €2,705 million (FY 2023 at constant FX: €2,793 million). This decrease is mainly attributable to Phase II ARP proceeds of €2,714 million received in 2023.

Operating expenses

Cost of sales

Cost of sales increased by €17 million, or 3.6%, to €461 million for FY 2024, as compared to €444 million for FY 2023. Excluding the effects of foreign currency translation, cost of sales increased by €20 million, or 4.4% (for FY 2023 at constant FX: €441 million), primarily due to the following:

•	an increase of €18 million in rental of third-party satellite capacity, mainly driven by DRS GES (€16 million);

•	an increase of €4 million in customer support such as hosting, monitoring, implementation, and engineering work; and

•	a decrease of €2 million in other cost of sales.

Staff costs

Staff costs decreased by €7 million, or 1.9%, to €402 million for FY 2024, as compared to €409 million for FY 2023. Excluding the effects of foreign currency translation, staff costs decreased by €7 million, or 1.7% (FY 2023 at constant FX: €409 million), primarily due to the following:

•

a decrease of €3 million in share-based payment costs (excluding C-band related personnel costs) primarily due to the decrease in share price and the fact that there were no cash-settled awards issued in 2024;

•	an increase of €27 million in restructuring costs related to the new organizational set up; and

•	a decrease of €29 million in C-band related personnel costs, mainly payroll.

Other operating expenses

Other operating expenses decreased by €8 million, or 2.6%, to €236 million for FY 2024, as compared to €244 million for FY 2023. Excluding the effects of foreign currency translation, other operating expenses decreased by €7 million, or 2.8% (FY 2023 at constant FX: €243 million), primarily due to the following:

•	a decrease of €19 million in other operating expenses due to a €15 million decrease in regulatory costs, mainly driven by USF, ITU, and USAC fees and a €4 million decrease in development costs;

•	a decrease of €3 million in consultancy costs;

•	a decrease of €9 million in travel and marketing & communication costs primarily due to savings initiatives and additional decreases in digital marketing, events, advertisements, and sponsorships;

•	a decrease of €7 million in bad debt expenses;

•	a decrease of €3 million in insurance costs, mainly driven by the termination of in-orbit insurance policies in November 2023;

•	an increase of €46 million in costs associated with the development and/or implementation of merger and acquisition activities;

•	a decrease of €2 million in premise & telecom costs;

•	a decrease of €12 million in C-band related other operating expenses, mainly in consultancy and premise & telecom;

•	an increase of €9 million in non-staff restructuring expenses primarily due to the SES’s ongoing optimization program; and

•

a decrease of €6 million in other non-recurring expenses when comparing a €3 million one-off infrastructure charge recorded in FY 2024 to €9 million of specific business taxes of a non-recurring nature in FY 2023.

Depreciation expense

The depreciation expense increased by €47 million, or 8.0%, to €650 million for FY 2024, as compared to €603 million for FY 2023. Excluding the effects of foreign currency translation, depreciation expense increased by €51 million, or 8.3% (FY 2023 at constant FX: €599 million).

This was primarily due to the O3b mPOWER fleet going into operational service in April 2024, partially offset by the knock-on impact on FY 2024 depreciation charges of satellite impairments recorded on certain satellites in the previous year.

Property, plant and equipment impairment

Property, plant and equipment net impairment expense increased by €190 million, to €216 million for FY 2024, as compared to €26 million for FY 2023 and is fully related to impairments of space segment assets. The €216 million net impairment expense recorded for FY 2024 includes €290 million of additional satellite impairment expense, partly offset by €74 million reversals of previous impairments. There were €56 million of additional satellite impairment expense, partly offset by €30 million reversals of previous impairments recorded in FY 2023.

The charges and reversals are the aggregation of impairment testing procedures on specific satellites, or combinations of co-located satellites, in SES’s geostationary fleet and are caused by changes in the underlying business plans for these assets as compared to the prior year, and also the higher discount rate applied to assets with predominantly USD cash inflows.

Assets in the course of construction impairment

For FY 2024, no assets in the course of construction impairment charges were recorded, whereas in FY 2023, €425 million was recorded. In FY 2023, the impairment was recorded against the assets under construction related to certain mPOWER satellites, reflecting technical issues arising on those satellites during on-orbit testing and the impact of those issues on the commercialization assumptions of the overall program.

Amortization expense

Amortization expense increased by €67 million, or 75.2%, to €156 million for FY 2024, as compared to €89 million for FY 2023. Excluding the effects of foreign currency translation, the amortization expense increased by €110 million (FY 2023 at constant FX: €46 million) mainly driven by the change in accounting estimate as of 1 January 2024 concerning the prospective treatment of all orbital slot rights as definite-life intangible assets.

Intangible assets impairment

Intangible asset impairment decreased by €3,318 million to become a €93 million intangible asset impairment reversal for FY 2024 versus a €3,225 million intangible asset impairment charge for FY 2023, driven by the following:

•

a decrease of €1,548 million of goodwill impairment, due to no impairment charges against goodwill recorded in FY 2024. In 2023, a goodwill impairment expense of €1,548 million was recorded, comprising impairment charges to GEO North America of €989 million, GEO International of €340 million, and MEO of €219 million. The goodwill impairment charge recorded in 2023 was mainly triggered by the recognition of the income from the Phase II U.S. C-Band Accelerated Relocation Payment (ARP) and

•

a decrease of €1,770 million of impairment on orbital slot license rights was mainly related to net impairment reversal recorded for orbital slot license rights of an amount of €93 million comprising of €186 million reversals of previous impairment charges, partly offset by €93 million of additional impairment charge. In 2023, orbital slot license rights net impairment charge of €1,677 million comprising of MEO CGU in amount of €1,166 million, GEO International in amount of €466 million, and GEO North America of €45 million. The impairment charge on orbital slot license rights recorded in 2023 was also mainly triggered by the recognition of the income from the Phase II U.S. C-Band ARP.

Net financing costs

Net financing costs decreased by €39 million, or 92.4%, to €3 million for FY 2024, as compared to €42 million for FY 2023, primarily due to the following:

•	an increase in interest income of €76 million;

•	an increase in finance lease income of €5 million;

•	an increase in interest expense on borrowings (excluding capitalized interest) of €18 million, reflecting the combination of higher financing expenses and lower interest capitalized;

•	a decrease of €9 million due to lower net foreign exchange (FX) gains;

•	an increase of €8 million in other finance costs; and

•	an increase of €7 million in respect of amortization of loan origination costs.

Other non-operating income / expenses (net)

Other non-operating net income increased by €21 million, to €21 million for FY 2024, as compared to €0 million for FY 2023, due to the following:

•	an increase of €17 million in income from structured financing; and

•	a net increase of €4 million in respect of fair value gains on financial assets recognized for FY 2024.

Income tax expense

Income tax expense decreased by €121 million, to €55 million for FY 2024, as compared to €176 million for FY 2023. The decrease is mainly due to the taxation of C-band proceeds in FY 2023.

Non-IFRS Financial Measures

SES regularly uses non-IFRS financial measures to evaluate our ongoing operations and for internal planning, budgeting and forecasting purposes and in the framework of company-wide bonus programs.

Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Debt, Adjusted Net Debt to Adjusted EBITDA ratio, Adjusted Net Profit, Adjusted Earnings per Share, Adjusted Free Cash Flow and Constant FX are not measures defined by IFRS. These measures have limitations as analytical tools and should not be considered as an alternative to profit for the year, profit from operations or liquidity as determined in accordance with IFRS Accounting Standards. These measures are not necessarily comparable to similarly titled measures used by other companies.

As a result, you should not consider these performance measures in isolation from, or as a substitute analysis for, SES’s results of operations as determined in accordance with IFRS.

1.	Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA is defined as profit or loss for the period before tax, before the impact of depreciation and impairment expense, amortization and impairment expense, net financing costs and other non-operating income / expenses (net), adjusted to exclude the impact of C-Band repurposing income, other income, C-band repurposing expenses, restructuring charges, costs associated with the development and / or implementation of merger and acquisition activities (M&A costs), specific business taxes of a non-recurring nature, as well as one-off infrastructure costs. SES believes that Adjusted EBITDA is useful to investors to assist in evaluating a Company’s operating performance.

Adjusted EBITDA increased by €3 million, or 0.4%, to €1,028 million for FY 2024, as compared to €1,025 million for FY 2023. Excluding the effects of foreign currency translation, Adjusted EBITDA increased by €9 million, or 0.9% (FY 2023 at constant FX: €1,019 million), primarily attributable to a decrease in staff costs and other operating expenses as explained above.

€million	2024	2023
Profit / (loss) before tax	82	(728)
Add: Depreciation and impairment expense	866	1,054
Add: Amortization and impairment expense	63	3,314
Add: Net financing costs	3	42
Add: Other non-operating income / expenses (net)	(21)	—
Deduct: C-band repurposing income	(88)	(2,744)
Deduct: Other income	(3)	(5)
Add: C-band repurposing expenses	5	47
Add: Restructuring charges	63	27
Add: Costs associated with the development and / or implementation of merger and acquisition activities	55	9
Add: Specific business taxes of a non-recurring nature	—	9
Add: One-off infrastructure costs	3	—

Adjusted EBITDA	1,028	1,025

Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by revenue. SES believes that Adjusted EBITDA Margin is useful to investors to assist in evaluating a Company’s operating performance. The following table provides a reconciliation of the Adjusted EBITDA Margin:

€million	2024	2023
Revenue	2,001	2,030
Adjusted EBITDA	1,028	1,025

Adjusted EBITDA Margin (%)	51.4%	50.5%

2. Adjusted Net Debt

Adjusted Net Debt is defined as current and non-current borrowings less cash and cash equivalents (excluding amounts subject to contractual restrictions) and excluding 50% of the Hybrid Bond (classified as borrowings) and including 50% of the Perpetual Bond (classified as equity). The treatment of the Hybrid Bond and Perpetual Bond is consistent with rating agency methodology.

SES believes that Adjusted Net Debt is relevant to investors since it gives an indication of the absolute level of non-equity funding of the business. This can be compared to the income and cash flows generated by the business, and available undrawn facilities.

The following table reconciles Adjusted Net Debt to the relevant line items on the statement of financial position from which it is derived:

€million	2024[1]
Borrowings—non-current	4,247
Borrowings—current	273

Borrowings—total	4,520
Lease liabilities—non-current	32
Lease liabilities—current	19

Add: Lease liabilities—total	51
Add: 50% of €588 million of Perpetual Bond (2023: €625 million)	294

Deduct: 50% of €1 billion Hybrid Bond (2023: nil)	(500)
Deduct: Cash and cash equivalents	(3,521)
Add: Cash and cash equivalents subject to contractual restrictions	300

Adjusted Net Debt	1,144

[1]	Restated to include current and non-current lease liabilities.

No comparatives due to change in the methodology applied.

3.  Adjusted Net Debt to Adjusted EBITDA ratio

The Adjusted Net Debt to Adjusted EBITDA ratio is defined as Adjusted Net Debt divided by Adjusted EBITDA. SES believes that the Adjusted Net Debt to Adjusted EBITDA ratio is a useful measure to demonstrate to investors its ability to generate the recurring income needed to be able to settle its borrowings as they fall due.

Adjusted Net Debt for FY 2024 was €1,093 million, representing an Adjusted Net Debt to Adjusted EBITDA ratio of 1.06 times, compared with 1.53 times for FY 2023, mainly driven by a €717 million repayment of gross debt in FY 2024.

€million	2024
Adjusted Net Debt	1,144	[1]
Adjusted EBITDA	1,028

Adjusted Net Debt to Adjusted EBITDA ratio	1.11 times

[1]	Restated to include current and non-current lease liabilities

No comparatives due to change in the methodology applied.

4.  Adjusted Net Profit and Adjusted Earnings per Share

Adjusted Net Profit is defined as profit or loss of the period attributable to shareholders of the parent adjusted to exclude the after-tax impact of C-band net income, other income, restructuring charges, costs associated with the development and/or implementation of merger and acquisition activities, specific business taxes of a non-recurring nature, one-off infrastructure costs, and impairment expenses and related valuation allowance adjustments on deferred tax assets on ITCs, as well as the tax impact of impairment expenses on shareholdings arising at the Company or subsidiary level.

The tax rate applied to the pre-tax impact of the C-band operating expenses is the US tax rate. The rate applied for other non-recurring items and impairment expenses represents the computed weighted average tax rate of the relevant jurisdictions. SES believes that Adjusted Net Profit is useful to investors to assist in evaluating a Company’s operating performance.

The following table reconciles Adjusted Net Profit to the relevant line items on the consolidated income statement from which it is derived:

€million	2024	2023
Profit / (Loss) of the group attributable to shareholders of the parent	15	(905)
C-band net income	(83)	(2,697)
Other income	(3)	(5)
Restructuring charges	63	27
Costs associated with the development and / or implementation of merger and acquisition activities	55	9
Specific business taxes of a non-recurring nature	—	9
One-off infrastructure costs.	3	—
Impairment expenses	123	3,676

Add: Total non-recurring items	158	1,019

Tax on C-band net income, at 23% (2023:18%)	19	484
Tax on other non-recurring items, at 25% (2023: 25%)**	(28)	(9)
Tax on impairment expenses, at -25.3% (2023: -10.7%)*	(31)	(394)

Add: Tax on adjusted items set out above	(40)	81

Add: Tax expense in respect of impairment expenses on the carrying value of subsidiary investments and other assets eliminated at consolidation level	(7)	20 *

Adjusted Net Profit	126	215

*	Includes valuation allowance on deferred tax assets for ITCs, triggered by impairments.
**

Includes tax on other income, restructuring charges, costs associated with the development and / or implementation of merger and acquisition activities, specific business taxes of a non-recurring nature and infrastructure costs of a non-recurring nature.

Adjusted Earnings per Share is the Adjusted Net Profit/(Loss), including an assumed coupon net of tax, divided by the weighted average number of shares. SES believes that Adjusted Earnings per Share is useful to investors to assist in making investment decisions.

For FY 2024, Adjusted Earnings per Share of €0.26 per Class A share (2023: €0.41), and €0.10 per Class B share (2023: €0.16) have been calculated on the following basis:

€million	2024	2023
Adjusted Net Profit	126	215
Assumed coupon on perpetual bond (net of tax)	(15)	(36)

Total	111	179
Split between:
Class A shares (in millions)[1]	92	149
Class B shares (in millions)[2]	19	30

[1]	Calculated as 83% of adjusted loss attributable to owners of the parent, based on the weight of the Class A weighted average number of shares out of the total shares.
[2]	Calculated as 17% of adjusted loss attributable to owners of the parent, based on the weight of the Class B weighted average number of shares out of the total shares.

The weighted average number of shares, net of own shares held, and adjusted to reflect the relative economic rights of the Class A shares and Class B shares for calculating Adjusted Earnings per Share are unchanged from the numbers of shares applied in the calculation of basic earnings per share:

	2024	2023
Class A shares (in millions)	351.7	364.8
Class B shares (in millions)	182.3	185.7

Total	534.0	550.5

Adjusted Earnings per share (in €)	2024	2023

Class A shares	0.26	0.41
Class B shares	0.10	0.16

5. Adjusted Free Cash Flow

Adjusted Free Cash Flow is defined as net cash generated by operating activities adjusted for the net cash absorbed by investing activities, the coupon paid on the Perpetual Bonds, interest paid on borrowings and lease payments, excluding the effect of cash flows generated by IRIS2 related payable, C-band cash flows, and payments in respect of other non-recurring items. SES believes that Adjusted Free Cash Flow is useful to investors in giving an indication of the underlying cash generative capacities of the business.

Adjusted Free Cash Flow for FY 2024 was a net inflow of €253 million, compared to the net inflow of €431 million for FY 2023. The main components of the decrease were lower net cash generated by operating activities and higher year-on-year investing activities, partly offset by higher cash interest received.

The following table reconciles Adjusted Free Cash Flow to the relevant line items on the consolidated statement of cash flows from which it is derived:

€million	2024	2023
Net cash generated by operating activities	1,006	3,479
Net cash absorbed by investing activities	(159)	(370)

Coupon paid on perpetual bond	(49)	(49)
Interest paid on borrowings	(110)	(109)
Lease payments	(26)	(22)

Free cash flow before equity distributions and treasury activities	662	2,929
Exclude:
IRIS[2] related payable	300	—
C-band cash flows	202	2,516
Payments in respect of other non-recurring* items	(93)	(18)

Adjusted Free Cash Flow	253	431

*	Includes payments in respect of costs associated with the development and / or implementation of merger and acquisition activities, as well as restructuring.

6. Constant FX

As discussed above, movements in foreign exchange rates have an impact on SES’s results of operations. SES’s management reviews the variance of certain elements of its results, including revenue and Adjusted EBITDA, at constant rates of exchange. Thus, when analyzing performance against the prior-period figures, these are presented both as reported and at ‘constant FX’, whereby they are recomputed using the prevailing exchange rates for each corresponding month of the current period. SES does not adjust for the normal transactional gains and losses in operations that are generated by exchange movements.

Although SES does not believe that these measures are a substitute for IFRS measures, SES does believe that such an analysis which neutralizes the impact of currency fluctuations year-on-year provides additional useful information to investors regarding the underlying operating performance of the company.

Accordingly, the constant rates of exchange financial measures appearing in the following discussion of SES’s results of operations should be read in conjunction with the information provided in SES’s consolidated financial statements.

€million	2023	Foreign exchange impact	Constant FX 2023
Revenue	2,030	(10)	2,020
C-band repurposing income	2,744	49	2,793
Other income	5	—	5
Cost of sales	(444)	3	(441)
Staff costs	(409)	—	(409)
Other operating expenses	(244)	1	(243)

Operating expenses	(1,097)	4	(1,093)

Depreciation expense	(603)	4	(599)
Property, plant and equipment impairment	(26)	—	(26)
Assets in the course of construction impairment	(425)	(15)	(440)
Amortization expense	(89)	43	(46)
Intangible assets impairment	(3,225)	(125)	(3,350)

Operating profit/(loss)	(686)	(50)	(736)

Adjusted EBITDA	1,025	(6)	1,019

Liquidity and capital resources as of and for the years ended 31 December 2024 and 2023

Overview

SES’s contractual obligations, commitments and debt service requirements over the next several years are described below. As of 31 December 2024, total borrowings were €4,520 million (2023: €4,159 million). Interest paid on borrowings for FY 2024 was €110 million (2023: €109 million). As of 31 December 2024, cash and cash equivalents were €3,521 million (2023: €2,907 million).

SES’s cash flows from operations and cash on hand have been sufficient to fund interest obligations of €110 million and €109 million of coupon paid on perpetual bond and €49 million and €49 million of coupon for FY 2024 and 2023, respectively, and to fund investing activities amounting to €159 million and €370 million for FY 2024 and 2023, respectively.

In connection with SES’s participation in the FCC’s process for accelerated clearing of the C-band spectrum pursuant to the FCC Final Order, as that term is defined below (see “Intelsat – Management’s Discussion and Analysis of Financial Condition and Results of Operations: Recent Developments,” SES incurred significant upfront expenses for clearing activities well in advance of receiving reimbursement payments. SES has incurred total C-band clearing costs of €1.4 billion through 2024. SES has received €1.2 billion of reimbursements through 2024, including €279 million in 2024 and €130 million in 2023. As of 31 December 2024, an additional €87 million is receivable and expected to be received in 2025. The remaining amount represents expenditures that do not meet the criteria for reimbursement under the C-band Report and Order. Additionally, as of FY 2023, the entire Phase 2 ARP proceeds of $2,991 million were received.

SES’s primary source of liquidity is, and is expected to continue to be, cash generated by operating activities, as well as existing cash. SES currently expects to use cash on hand and cash flows from operating activities to fund its most significant cash outlays, including debt service requirements and capital expenditures, in the next twelve months of this Report and beyond.

SES believes its cash generation together with its available liquidity will be sufficient to meet its obligations and fund its business and capital expenditures for the foreseeable future.

Overview of Cash flow for the year ended 31 December 2024 and 2023

€million	2024	2023	Change Increase / (decrease)	Percentage Change
Net cash generated by operating activities	1,006	3,479	(2,473)	-71.0%
Net cash absorbed by investing activities	(159)	(370)	211	57.0%
Net cash generated/(absorbed) by financing activities	(375)	(1,126)	751	66.6%
Net foreign exchange movements	142	(123)	265	n/m
Net increase/(decrease) in cash	614	1,860	(1,246)	-66.9%

Cash and cash equivalents at start of the year	2,907	1,047	1,860	n/m
Cash and cash equivalents at end of the year	3,521	2,907	614	21.1%

n/m = not meaningful (a variance of more than 100% or less than -100%)

Net cash generated by operating activities

Net cash generated by operating activities decreased by €2,473 million to €1,006 million FY 2024, as compared to €3,479 million for FY 2023. The decrease was mainly driven by €2.7 billion C-band Phase 2 proceeds received in FY 2023, partly offset by €424 million C-band related tax paid. Excluding C-band and other acquisitions, and other non-recurring items, net cash generated by operating activities was €886 million in 2024 compared with €1,059 million in 2023, as higher Adjusted EBITDA was offset by changes in working capital.

Net cash absorbed by investing activities

Net cash absorbed by investing activities decreased by €211 million to €159 million for FY 2024, as compared to €370 million for FY 2023, primarily due to C-band related net reimbursements of €257 million in 2024 compared to net reimbursements of €78 million in FY 2023, as well as €31 million interest received in relation to U.S. C-band clearing. Excluding C-band and other acquisitions, net cash absorbed by investing activities (excluding interest received) was €560 million (FY 2023: €493 million) mainly related to the investment in O3b mPOWER which began commercial services in Q2 2024.

Net cash generated/(absorbed) by financing activities

Net cash absorbed by financing activities for FY 2024 amounted to €375 million, whereas net cash absorbed by financing activities for FY 2023 amounted to €1,126 million. The main drivers of the net FY 2024 outflows were the €550 million settlement of the 2016 Perpetual Bond in January 2024, the €150 million settlement of the German Bond in June 2024, a €16 million repayment of a LuxGovSat credit facility, a €320 million dividend payment, €110 million interest paid on borrowings, €128 million acquisition of treasury shares (Share buyback program) and €49 million of coupon interest paid on the Perpetual Bond, partly offset by the €1 billion proceeds from the Deeply Subordinated Fixed Rate Resettable Securities issued in September 2024. The main drivers of the net 2023 outflow were €690 million settlement of the 144A Bond in April 2023, €16 million repayment of a LuxGovSat credit facility, €220 million in dividend payments, €109 million of interest paid on borrowings, and €49 million of coupon interest paid on the Perpetual Bond.

Financing structure of SES

SES has a well-balanced financing structure with access to various sources of funding, including the Eurobond markets, the U.S. dollar bond markets, commercial paper markets and bank financing. As of 31 December 2024, SES had a debt profile with an average maturity of six years and an average cost of 3% per annum. SES’s liquidity position was €4,871 million as of 31 December 2024, taking into account cash and cash equivalents (excluding €300 million of cash and cash equivalents subject to contractual restrictions) of €3,221 million as of 31 December 2024 combined with the SES’s fully undrawn syndicated multi-currency revolving credit facility of €1,200 million renewed in 2024 and valid until 2028 and fully undrawn financing facilities from European Investment Bank of €300 million, €25 million and €125 million. Separately, SES has a €588 million Perpetual Bond with 2.875% coupon (treated as 50% debt and 50% equity) with first call date in August 2026.

Borrowings

Indebtedness of SES (relating to the Acquisition of Intelsat)

SES has obtained financing for the Acquisition under the Bridge Facility and the TLA. The availability period of the Bridge Facility, during which funds may be drawn down under the Bridge Facility, is the period from 30 April 2024 to and including 28 April 2026. Any funds drawn down under the Bridge Facility must be used to finance all or part of the purchase price of the Acquisition and any related fees, costs and expenses, and to refinance the existing indebtedness of the Intelsat Group. Additionally, the Bridge Facility provides that, following the issuance of new additional debt by SES (including through the TLA and the issuance of Senior Notes and/or Subordinated Notes), SES is required to cancel the Bridge Facility in an amount equal to such issuances. In particular, SES is required to use the first €1 billion (or equivalent in other currencies) of Notes (whether Senior Notes or Subordinated Notes) to cancel the Bridge Facility in an equivalent amount. Pursuant to the terms of the Bridge Facility, the following €625 million of debt raised (after the initial €1 billion (or equivalent in other currencies)) does not need to be applied in prepayment or cancellation of the Bridge Facility, but amounts raised thereafter must be so applied.

SES currently intends to draw down the Bridge Facility (or any replacement to the Bridge Facility) only to the extent that any Intelsat senior subordinated notes (if any) are redeemed at or immediately prior to closing of the Acquisition. If drawn, SES could repay the Bridge Facility (under which certain of the Dealers are lenders) with the proceeds of Notes. See further “Risk Factors—The Issuers and the Dealers may engage in transactions adversely affecting the interests of Noteholders”.

Hybrid Bond

On 6 September 2024, SES S.A. announced the successful launch and pricing of a Hybrid Bond for a total amount of €1 billion. The settlement took place on 12 September 2024, and the notes are listed on the Luxembourg Stock Exchange. The transaction is composed of a €500 million 30-year Non-Call (NC) 5.25-year tranche with a first reset date on 12 December 2029 and a €500 million 30-year NC 8-year tranche with a first reset date on September 12, 2032. The NC 5.25-year notes will bear a coupon of 5.5% per annum and were priced at 99.473% of their nominal value while the NC 8-year notes will bear a coupon of 6% per annum and were priced at par.

SES’s borrowings as of 31 December 2024 and 31 December 2023 are presented below:

€million	Effective interest rate	Maturity	Amounts outstanding 2024, carried at amortized cost	Amounts outstanding 2023, carried at amortized cost
Eurobond 2026 (€650 million)	1.625%	March 2026	651	652
Euro Private Placement 2027 (€140 million under EMTN)	4.00%	May 2027	140	140
Eurobond 2027 (€500 million)	0.875%	November 2027	499	497
Eurobond 2028 (€400 million)	2.00%	July 2028	398	397
Eurobond 2029 (€750 million)	3.50%	January 2029	746	745
Fixed Term Loan (LuxGovSat), non-listed	3.30%	December 2027	32	50
German bond (€50 million), non-listed	4.00%	November 2032	50	50
U.S. Bond ($250 million)	5.30%	April 2043	235	220
U.S. Bond ($500 million)	5.30%	March 2044	468	442
Hybrid Bond NC5.25 (€500 million)	5.50%	September 2054	494	—
Hybrid Bond NC8 (EUR 500 million)	6.00%	September 2054	496	—
Fixed Term Loan (SES Astra 1P Sarl), non-listed	3.15%	March 2031	28	—
Floating Term Loan Facility (SES Satellites Ventures S. à r.l.), non-listed	SOFR 3M + 2.2%	March 2030	10	—
German bond (€250 million), non-listed	1.71%	December 2025	250	250
Fixed Term Loan (LuxGovSat), non-listed	3.30%	December 2027	17	16
Fixed Term Loan (SES Astra 1P S. à r.l.), non-listed	3.15%	March 2031	6	—
German Bond (€150 million), non-listed	EURIBOR 6M +0.80%	June 2024	—	150
Perpetual Bond (€550 million)	5.625%	January 2024	—	550

Total			4,520	4,159

Capital Expenditure

SES expects to continue to invest in satellites, both to replace existing satellites before their end of life, and to make available new capacity at new or existing orbital positions to meet growing demand. GEO-MEO capital expenditure (growth and replacement capacity, excluding acquisitions, financial investments, and C-band Repurposing) was €242 million in 2021, was €1,036 million in 2022 and was €483 million in 2023, reflecting growth investment (final SES-17 milestones and O3b mPOWER), €480 million in 2024, and is expected to be between €425 to €475 million in 2025 and €325 million per year for the following years (excluding any future capital expenditure for IRIS2). The majority of projected future capital expenditure relates to satellite investment and is based on SES’s current launch and service schedule in respect of procured satellites.

The financing of ongoing satellite procurement programs is done through a range of structures, including, without limitation, through a mix of available resources, cash flow from operations, and drawings under existing or new funding arrangements where needed.

mPOWER satellite insurance claim

SES has submitted a claim and is engaging with insurers regarding a claim totaling $472 million regarding the technical challenges observed in the operation of the O3b mPOWER satellites 1-4.

Guarantees

On 31 December 2024, SES had outstanding bank guarantees of €39 million (2023: €48 million) with respect to performance and warranty guarantees for services of satellite operations.

Procurement contracts

SES regularly enters into satellite construction contracts to procure satellites from manufacturers. The typical time required to manufacture and launch a satellite is approximately 30-36 months (but can take more time depending on the complexity of the satellite). These contracts generally provide for payments to be made at certain milestones. In addition, the manufacturer may have to pay damages to SES in the event that construction of the satellite is not completed on time.

Launch agreements

SES enters into launch agreements from time to time and has not entered into a multi-year agreement with a launcher provider.

Dividend and dividend policy

SES has a stable to progressive dividend policy, with an annual payout dividend of €0.50 per Class A share and €0.20 per Class B share. On 20 April 2024, the board approved a shift to semi-annual dividend payments, as such, shareholders will receive an additional interim dividend of €0.25 per Class A share and €0.10 per B-share in October 2024, followed by payments of at least €0.25 per Class A share and €0.10 per Class B share in April (subject to shareholder approval) and October of 2025.

Share buyback

On 3 August 2023, SES announced a share buyback program of €150 million under the authorization given by shareholders at the Annual General Meeting of shareholders held on 6 April 2023, pursuant to which SES can purchase up to 20 million A-shares and up to 10 million B-shares in equal proportion to maintain the ratio of two A-shares to one B-share, as required by its Articles of Association. The shares acquired are intended to be cancelled, reducing the total number of voting and economic shares in issue. As of 31 December 2024, 23.95 million Class A shares had been purchased at an average price of €5.22 per share and 11,98 million Class B shares had been purchased at an average price of €2.09 per share, resulting in a total cost of the program of €150 million.

Contracted backlog

SES had a fully protected contract backlog (non-cancellable) of €3.7 billion (or gross backlog of €4.8 billion including backlog with contractual break clauses) as of 31 December 2024 delivered by a strong customer base consisting predominantly of broadcasters in developed markets. This customer profile generates a predictable, high-margin revenue stream, resulting in a strong cash flow conversion factor. As of 31 December 2024, the fully protected contract backlog was comprised of €1.9 billion for Networks and €1.8 billion.

Out of the total gross backlog, 30% is expected to be recognized as revenue in 2025, 24% in 2026 and 19% in 2027, with the remaining thereafter.

Protected backlog includes non-cancellable contracts and cancellable contracts with substantive termination fees.

Research and development

Development costs that are directly attributable to the design, development, and testing of identifiable and unique software products controlled by SES are recognized as intangible assets when the following criteria are met:

•	it is technically feasible to complete the software product so that it will be available for use;

•	management intends to complete the software product and use or sell it;

•	there is an ability to use or sell the software product;

•	it can be demonstrated how the software product will generate probable future economic benefits;

•	adequate technical, financial, and other resources to complete the development and to use or sell the software product are available; and

•	the expenditure attributable to the software product during its development can be reliably measured.

Directly attributable costs that are capitalized as part of the software product include the software development employee costs and an appropriate portion of relevant overheads. Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Software development costs recognized as assets are amortized over their estimated useful life, not exceeding seven years.

Critical accounting policies and estimates

Critical accounting policies and estimates are set out in Note 2 of Consolidated Financial Statements.

ITEM 6. Directors, senior management and employees

Executive officers and directors

The following table sets forth the name, age and position of each of the individuals who serve as executives and directors of the Combined Group as of 19 March 2026.

Name	Age	Position
Senior Leadership Team:
Adel Al-Saleh	62	Chief Executive Officer
Dr. Xavier Bertrán	53	Chief Product & Innovation Officer
Michael DeMarco	55	President Aero Vertical
Jean-Philippe Gillet	60	President Fixed and Maritime Vertical
Veronika Ivanovic	54	Chief Human Resources Officer
Adam Levy	54	Chief Operations & Engineering Officer
Deepak Mathur	54	President Media Vertical
Greg Orton	46	Chief Integration, Transformation & Development Officer
Elisabeth A Pataki	44	Chief Financial Officer
Nihar Shah	53	Chief Strategy Officer
Aaron Shourie	54	Chief Legal Officer

Non-Employee Directors:
Frank Esser	67	Chairman of the Board
Anne-Catherine Ries	52	Vice-Chairperson of the Board & Chairperson of the Nomination Committee
Peter van Bommel	69	Vice-Chairperson of the Board & Chairperson of the Audit and Risk Committee
Françoise Thoma	56	Chairperson of the Remuneration Committee
Carlo Fassbinder	56	Director
Katrin Wehr-Seiter	56	Director
Fabienne Bozet	59	Director
Ellen Lord	66	Director
John Shaw	58	Director
Joseph C. Cohen	58	Director

Senior Leadership Team

Adel Al-Saleh has more than 30 years of experience working in senior management roles at leading IT and telecommunication companies, Adel Al-Saleh was appointed Chief Executive Officer of SES on 1 February 2024. Adel joined SES from T-Systems, the IT subsidiary of leading European Telecommunication provider Deutsche Telekom, where he was CEO since 2018. He was also a Board Member of Deutsche Telekom. Before that, he was the CEO for Northgate Information Solutions (NIS) Group from 2011-2018. Adel also held a variety of senior leadership roles at IMS Health and IBM for the first 25 years of his professional life. Adel graduated from Boston University with a Bachelor of Science degree in Electrical Engineering and holds a Master of Business Administration from Florida Atlantic University. Adel is a US and UK national.

Elisabeth A Pataki joined SES as the Chief Financial Officer in June 2025 and is responsible for SES’s financial operations globally. With over 20 years of multi-industry experience in corporate finance spanning aerospace and defence, semiconductor and electronics, Elisabeth brings a strong track record of business integration, transformation, corporate governance, and progressive financial strategy. Before joining SES, Elisabeth held leadership roles within several multi-national companies based in the US, France, and Switzerland, including Raytheon, EF Education First, and Aerojet Rocketdyne. Additionally, she held the Group CFO position for Swiss- listed company, Comet Group. Elisabeth holds a Bachelor of Science degree in Finance and Spanish from the Carroll School of Management at Boston College. She also holds a Master of Business Administration with a focus on Finance from The Wharton School of the University of Pennsylvania. Elisabeth is a US national.

Dr. Xavier Bertrán is the Chief Product & Innovation Officer at SES and drives a future-proof product vision aligned with strategic business priorities for innovation and growth. Xavier joined SES in 2022 as Senior Vice President to lead European Programmes that included strategic projects with the European Commission, European Space Agency, and other New Space initiatives. Prior to SES, he was at Airbus for over 20 years where he held several executive positions in Upgrade Services, Diversification Programmes, Airbus ATR SAS and was also the Deputy Director for the Galileo PPP programme. Xavier also served as a Member of the Board of Directors of several companies including Airbus Interior Services S.A.S, ATR GIE, KID Systeme GmbH and Skytra Ltd. Xavier earned a doctorate in Mechanical Engineering from the University of Technology (RWTH) in Aachen and a Global Executive MBA from the IESE Business School in Barcelona. Xavier is a British, German and Spanish citizen.

Adam Levy drives the end-to-end delivery of SES’ services, ensuring operational excellence and high-performance, future-proof network solutions as the Chief Operations & Engineering Officer. Before SES, Adam was at Intelsat for over two decades, shaping the company’s global technology landscape. He led software engineering, application development functions, and commercial aero development and operations, overseeing the design and execution of scalable, mission-critical systems that support the company’s largest and most complex clients. Prior to this, he worked as a software engineer at various organizations, including Visual Networks, RDA Consultants, and Aether Technologies. He is a Board Member of Genesys Works NCR and is dedicated to a globally inclusive workplace. Adam earned a Bachelor of Science in Computer Science from the University of Maryland at College Park and is a US citizen.

Deepak Mathur is President Media Vertical at SES, driving commercial successes for SES’s global video business with his broad industry expertise. Having joined SES in 2006, Deepak has held several leadership roles, including EVP of Strategic Markets—where he expanded SES’s footprint in key markets including India, East Africa and Latin America—and EVP of Global Sales at SES Video. Before joining SES, Deepak was Managing Director at Americom-Asia Pacific, a GE and Lockheed Martin joint venture, where he developed strategic markets across Asia. He also held leadership and sales roles at Echostar, NagraVision, and Loral, and currently serves on the board of directors at YahLive, a joint venture between SES and YahSat. Deepak earned a Bachelor’s Degree from Knox College in Illinois, a Master’s in International Management from the University of Denver, and has completed the Advanced Management Program at Harvard Business School. Deepak is a Luxembourgish and Indian citizen.

Jean-Philippe Gillet is President Fixed and Maritime Vertical at SES and drives game-changing guest connectivity and product innovation to major cruise operators. Jean-Philippe is a seasoned telecommunications executive with over two decades of leadership experience in the industry. He joined Intelsat in 2003 and held several key leadership roles, including Vice President and General Manager of the Networks Business Unit and Vice President of Sales for Europe, the Middle East, and Africa. His strategic vision and customer-centric approach have been instrumental in expanding the company’s global footprint and delivering innovative connectivity solutions across diverse markets Prior to this, Jean-Philippe held senior sales roles at GlobeCast North America, a France Telecom Group company, and began his career at Orange. He holds a Master of Science in Information Technology from SKEMA Business School and a Bachelor’s degree in Computer Science from SUPINFO in France. Jean-Philippe is a French and British citizen.

Michael DeMarco is SES’s President Aero Vertical and drives commercial activities in SES’s dynamic aviation connectivity vertical. Before this, Michael was with Intelsat for about 25 years, beginning with PanAmSat in 2000 as Business Manager and assuming successive senior leadership positions in the following years. Prior to that, he was at Bresnan Communications, a US cable television operator. As a senior leader with deep domain expertise in the telecommunications and satellite industry, he is driving customer-centric growth and commercial strategy, supporting long-term value creation across evolving market landscapes. Michael holds a BS and MBA in Finance from Fairfield University in Connecticut and he has held several board positions within the Satellite Communications industry. Michael is a US citizen.

Aaron Shourie is SES’s Chief Legal Officer, driving legal and regulatory strategy, governance and compliance. Before this, Aaron served as Senior Vice President and Deputy General Counsel at Intelsat, where he oversaw commercial, regulatory and corporate legal functions. He also held positions as Vice President, Deputy General Counsel and Vice President of Commercial Legal Affairs, overseeing the legal and regulatory aspects of the acquisition of Gogo Commercial Aviation. Prior to Intelsat, Aaron worked at Sheppard Mullin Richter & Hampton LLP as Special Counsel from September 2016 to September 2018. Aaron worked for SES for 12 years from 2004 – 2016 in Princeton, N.J. and Luxembourg, serving as vice president in various roles. Aaron holds a Juris Doctor from The George Washington University Law School and a Bachelor of Science in Accounting from the University at Albany, following a college preparatory education at Stuyvesant High School. Aaron is a US citizen.

Veronika Ivanovic is the Chief Human Resources Officer and drives our people strategy to empower a future-ready organization. Prior to joining SES in 2024, Veronika has over 25 years of leadership experience in HR, having worked with large blue-chip companies. Veronika managed a comprehensive HR function at Ericsson where she developed and executed strategic plans that supported the company’s business transformation and culture change. Veronika’s experience includes over 15 years in the financial sector, working for GE Capital in multiple countries, and 10 years in the technology sector with global B2C and B2B companies including Ericsson and Vodafone. Veronika holds an MSc in Accounting and Finance and an MSc in Strategic HR Management from Sheffield Hallam University. She is a Czech and British national.

Greg Orton is the Chief Integration & Transformation Officer at SES, leading multiple high-impact teams and programmes that collectively drive the company’s transformation agenda, post-merger integration, corporate development, and commercial effectiveness. Greg joined SES in 2014 and went on to hold several corporate development management roles across various departments and geographies, overseeing the acquisition and consolidation of DRS Global Enterprise Solutions and more recently the acquisition of Intelsat. Prior to SES, Greg worked for Solaris Mobile, FL Partners, and BDO Ireland where he held diverse roles in Corporate Finance, Corporate Investment and Financial Advisory. Greg holds an M.Sc. in Economics & Finance from University College Dublin, and a B.A. in Finance from Lindenwood University, U.S.A. He also holds a Professional Diploma in Accounting from Dublin City University and is a Chartered Accountant of the Institute of Ireland. Greg is an Irish national.

Nihar Shah is SES’s Chief Strategy Officer, driving strategic clarity and unlocking long-term business value for the organization. Having joined SES in 2006, Nihar has held various progressive managements roles in Market Research & Analysis, and Strategic Market Development. Nihar was also part of the SES team that evaluated the company’s investment into O3b Networks, defining SES’s successful diversification strategy to global network services. Prior to SES, he worked for several years in consulting for the commercial and government space sector, and has lived and worked in India, the US and the Netherlands. Nihar holds a BA in Economics, an MA in International Space & Technology Policy from George Washington University, and a Joint MBA from Georgetown & ESADE. Nihar is a US citizen.

Board governance structure and committees

SES currently has three board advisory committees. The committees consist of up to six members, at least a third of whom are independent board members in line with SES’s internal regulations. The committees assist the board in specific matters as defined in the relevant committee charters. The committees have an advisory role and issue recommendations to the board but do not take any decisions.

The Audit and Risk Committee assists the board in carrying out its oversight responsibilities in relation to corporate external policies (including dividend, tax and treasury policies), risk management, internal control systems, internal and external audit and financial and regulatory reporting practices. It further proceeds to the evaluation of potential deals, including financial due diligence, risk assessment and financing options before submission to the board. It has an oversight function and provides a link between the internal and external auditors and the board. It also defines and proposes to the Board the ESG targets of the Company and monitors progress towards the accomplishment of those targets and compliance with the reporting requirements. Starting 2024, it has reviewed and recommended to the board the double materiality assessment of the Company. In 2025, the CapEx Task Force has been created as an advisory sub-committee to the Audit and Risk Committee.

The Remuneration Committee assists the board in the determination of the remuneration of members of the Senior Leadership Team and advises on the overall remuneration policies applied throughout the Company. It acts as administrator of the Company’s equity-based compensation plans

The Nomination and Governance Committee identifies and proposes suitable candidates for the board of directors, for election by the AGM of shareholders. The Nomination and Governance Committee will consider proposals submitted by the shareholders, the Board and the Chief Executive Officer. It also identifies and proposes suitable candidates for the SLT. This Committee furthermore analyzes the outcome from the board self-assessments, defines action items and reviews the corporate governance documents accordingly.

Board of directors

Frank Esser became a director on 11 February 2020 and was elected Chairman of the Board for the first time on 2 April 2020. He was re-elected as Chairman of the Board on 7 April 2022. He is the former Chairman and CEO of SFR, the leading private French Telecom Operator. In this function he also served as Board Member of Vivendi Group. Prior to joining SFR, Mr. Esser held several managerial positions with Mannesmann group. He also serves as Vice Chair of Swisscom. He is a member of the Nomination and Governance Committee and of the Remuneration Committee of SES. Mr. Esser holds a PhD in Managerial Economics and an MS in Economics both from the University of Cologne. Mr. Esser is a German national. He is an independent director.

Anne-Catherine Ries became a director on 1 January 2015 and was elected as Vice-Chairperson of the Board for the first time on 4 April 2019. She was re-elected as Vice-Chairperson of the Board on 7 April 2022. Ms. Ries is currently First Government Advisor to the Prime Minister in Luxembourg, in charge of media, telecom and digital policy. Prior to this appointment in 2019, her focus over the last two decades has consistently been on developing the tech and digital innovation ecosystem in Luxembourg, notably through the launch of the “Digital Luxembourg” initiative in 2014. Ms. Ries holds a law degree from the University of Paris II and the University of Oxford, and a postgraduate LL.M degree from the London School of Economics. Ms. Ries is the Chairperson of the Nomination and Governance Committee and a member of the Remuneration Committee of SES. Ms. Ries is a Luxembourg and French national. She is not an independent director because she represents an important shareholder.

Peter van Bommel became a director on 2 April 2020 and was elected as Vice-Chairperson of the Board for the first time on 7 April 2022. Mr. van Bommel was Chief Financial Officer and member of the Board of Management of ASM International from August 2010 until May 2021. He has more than twenty years of experience in the electronics and semiconductor industry. He spent most of his career at Philips, which he joined in 1979. He is the Chairman of the Board of Aalberts N.V. and Nedap N.V.. Besides that, he sits on the Board of the Bernhoven Foundation and the Glorieux Foundation. He is also a member of the Advisory Board of the Economic and Business Faculty of the University of Amsterdam and he is the Chair of the EMFC Curatorium of the Amsterdam Business School. In the past he was also a director of several other listed companies, amongst others KPN in the Netherlands. Mr. van Bommel holds an MSc in Economics from Erasmus University in Rotterdam. Mr. van Bommel is the Chairperson of the Audit and Risk Committee and a member of the Remuneration Committee of SES. Mr. van Bommel is a Dutch national. He is an independent director.

Carlo Fassbinder became a director on 7 April 2022. Mr. Fassbinder has 25 years of experience in the field of taxation, finance and accounting and is Director of tax at the Ministry of Finance since 2017. He advises the finance minister on tax policies and tax treaties, and assists in the preparation of the Council meeting (ECOFIN). From 1997 to 2017 he worked in the tax department of BGL BNP Paribas where he was Head of Tax Retail & Corporate Banking since 2011. Mr. Fassbinder is also a board member of Société Electrique de l’Our. He holds a Maîtrise en droit des affaires from Robert Schuman University in Strasbourg and a Magister Legum (LL.M.) in tax law from Ludwig Maximilians University in Munich. Mr. Fassbinder is a member of the Audit and Risk Committee of SES. Mr. Fassbinder is a Luxembourg national. He is not an independent director because he represents an important shareholder.

Katrin Wehr-Seiter became a director on 1 January 2015. She is a Managing Director of BIP Investment Partners SA and a Managing Director/Partner of BIP Capital Partners. Prior to joining BIP, she served as a Principal at global investment firm Permira and worked also as an independent strategy consultant as well as a Senior Advisor to international private equity group Bridgepoint. She started her professional career at Siemens AG where she held various positions in strategy consulting and engineering. She serves as a director of Bellevue Group and several non-listed corporations. Mrs. Wehr-Seiter holds an MBA from INSEAD and an MSc in Mechanical Engineering from the Technical University of Chemnitz. Mrs. Wehr-Seiter is a member of the Audit and Risk Committee and of the Remuneration Committee of SES. Mrs. Wehr-Seiter is a German national. She is an independent director.

Françoise Thoma became a director on 16 June 2016. Ms. Thoma is President and Chief Executive Officer of Banque et Caisse d’Epargne de l’Etat, and a member of the Boards of Directors of Cargolux International Airlines S.A., Luxair S.A., the Luxembourg Stock Exchange and of Enovos Luxembourg S.A. She was a member of the Luxembourg Council of State from 2000– 2015 and holds a PhD in Law from the Université de Paris II Panthéon-Assas and an LL.M. from Harvard Law School. Ms. Thoma is the Chairperson of the Remuneration Committee and a member of the Audit and Risk Committee of SES. Ms. Thoma is a Luxembourg national. She is not an independent director because she represents an important shareholder.

Fabienne Bozet was co-opted as Director on 24 February 2023 and her appointment was subsequently approved at the general meeting of shareholders on 6 April 2023. She is member of the Audit and Risk Committee. She is Board Director as well as member of the Audit and Risk Committee and Remuneration Committee in Herstal Group, a leader in Defense and Security and in Detaille aux Prés, a family business. She was until the end of 2022 CEO and Board member delegated to daily management of Circuit Foil a leading copper foil producer. She served as board member in IEE. She is a member of Women on Board and ILA. Ms. Bozet holds a Masters degree in Business Engineering from HEC Liège. Ms. Bozet is a Belgian national. She is an independent director.

Joseph C. Cohen was co-opted as director in September 2025 and the shareholders will vote on his appointment at the general meeting on 2 April 2026. Mr. Cohen is a seasoned board member, having served on numerous private and public company boards across various industry sectors, including telecom, financial services, consumer goods and healthcare, with a 40-year career in corporate finance, M&A, and private equity. Mr. Cohen has co-founded Trilantic Europe (formally Trilantic Capital Partners) in 2009, previously having evolved as Managing Director of Merchant Banking and Private Equity at Lehman Brothers. Today Trilantic Europe is a fund of approximately EUR 2.5bn, principally focused on mid-market deals in Continental Europe, but also has a history of investing into the satellite sector. Currently at Trilantic Europe he continues to act as Joint Founding Partner. Mr. Cohen holds a BSc degree in Economics, Accounting and Finance from the London School of Economics & Political Science. Mr. Cohen is a British national. He is an independent director.

Ellen Lord was elected as director of SES for the first time on 3 April 2025. She is the former Under Secretary of Defense for Acquisition and Sustainment of the United States Department of War, a position she held from 2017 to 2021. From 1984 to 2017 she was part of Textron, Inc., one of the world’s best known multi-industry companies recognized for its powerful brands such as Bell, Cessna, Beechcraft, E-Z-GO, Arctic Cat and many more, where she held various positions including President and CEO of Textron Systems from 2012 to 2017. She is a director of Parsons Corporation and AAR Corp., both listed companies. She also sits on the board of non-listed entities Exiger LLC, LightRidge Solutions and Rebellion Defense in addition to acting as an advisor to John Hopkins University Applied Physics Laboratory, MIT Lincoln Laboratory, the National Defense Industrial Association Emerging Technology Institute and defense tech companies. Mrs. Lord is a member of the Remuneration Committee of SES. Mrs. Lord holds a BA in Chemistry and Biology from Connecticut College and an MS in Chemistry from the University of New Hampshire. Mrs. Lord is a US national. She is an independent director

John Shaw was elected as director of SES for the first time on 3 April 2025. He is a former Deputy Commander of United States Space Command and first Commander of the USSF Space Operations Command. During his 33 years in the U.S. Air Force and U.S. Space Force, he served in a variety of air and space operations and staff positions, from Silicon Valley to Europe, and commanded at the squadron, group, wing, and numbered air force levels, including as Commander of the 14th Air Force and Combined Forces Space Component Command. Gen Shaw has more than 34 years of experience in national security and aerospace engineering. He has an MS in Aeronautics and Astronautics from the University of Washington, an MA in Organizational Management from The George Washington University, an MS in Military Operations Arts and Sciences from the USAF Air Command and Staff College, and an MS in National Security Strategy from the National War College. Gen Shaw is a member of the Nomination and Governance Committee of SES. Gen Shaw is a US national. He is an independent director

Composition of committees of the board 2025

AUDIT & RISK COMMITTEE	REMUNERATION COMMITTEE	NOMINATIONAND GOVERNANCE COMMITTEE	SECRETARY OF THE BOARD OF DIRECTORS
Chair:	Chair	Chair:

Peter van Bommel	Françoise Thoma	Anne-Catherine Ries	Evgenia Paliy (from 25 November 2025)
Fabienne Bozet	Peter van Bommel	Frank Esser	Aaron Shourie (from 25 September 2025 until 25 November 2025)
Joseph C. Cohen	Frank Esser	Jacques Thill (until 31 December 2025)	Thai Rubin (from 30 July 2025 until 25 September 2025)
Carlo Fassbinder	Ellen Lord	John Shaw	Mathis Prost (until 12 June 2025)
Françoise Thoma	Anne-Catherine Ries
Katrin Wehr-Seiter	Katrin Wehr-Seiter

The business address of each member of SES’s board of directors is c/o SES, Château de Betzdorf, L-6815 Betzdorf, Grand Duchy of Luxembourg.

Composition of members of SES’s executive team

The remuneration of the members of SES’s executive team is determined by SES Board and is based on recommendations from SES’s Remuneration Committee. The remuneration of SES’s executive team members comprises of two major components: (i) a compensation package composed of the yearly base salary; short term incentives (STI); and long-term incentives (LTI); and (ii) benefits package which is aligned with local and market practices.

The following members were active in the Executive team for the year 2025:

• Adel Al-Saleh	Chief Executive Officer

• Elisabeth Pataki	Chief Financial Officer (since 16 June 2025)

• Sandeep Jalan	Chief Financial Officer (until 16 June 2025)

• Dr. Xavier Bertran	Chief Product & Innovation Officer

• Nihar Shah	Chief Strategy Officer

• Greg Orton	Chief Integration & Transformation Officer (role expanded on 17 July 2025, having previously held the position of Chief M&A Officer at SES)

• Fabien Loeffler	(until 16 July 2025)

• Aaron Shourie	Chief Legal Officer (since 17 July 2025)

• Thai Rubin	Chief Legal Officer (until 31 October 2025)

• Adam Levy	Chief Operations & Engineering Officer (since 17 July 2025)

• Deepak Mathur	President—Media Vertical (since 17 July 2025)

• Jean-Philippe Gillet	President—Fixed and Maritime Vertical (since 17 July 2025)

• Michael DeMarco	President—Aero Vertical (since 17 July 2025)

• Milton Filho Torres	Chief Technology Officer (until 30 November 2025)

• John Paul Hemingway	Chief Commercial Officer (until 17 August 2025)

• Veronika Ivanovic	Chief Human Resources Officer

The Remuneration Committee has appointed Aon as its independent external advisor to assist with the remuneration review of all SLT members. With Aon’s support, the Committee undertook a detailed benchmarking exercise designed to calibrate Senior Leadership Team (SLT) compensation in line with the SES hybrid business model by reflecting both US and European pay practices, as well as the increased scope and responsibility of the SLT roles.

As part of this review, the Committee established a global executive peer group comprised of direct satellite communications peers and companies from the wider telecommunications and technology industry. Selection was based on criteria such as revenue, market capitalization, and employee headcount, to reflect a range of companies similar to SES, both in terms of size but also requirements—including direct rivals in the search for talent.

The Remuneration Committee endorsed the executive peer group considering:

•	broadened, diversified, and increased scope to 27 companies from 21, with 60% based in Europe and 40% in the United States.

•	selected members with a higher market cap, revenue, and headcount:

•	Market cap €2b—€10b

•	Revenue €4bn—€10bn

•	Headcount 2,500—10,000.

It is important to note that the executive peer group was developed specifically for benchmarking executive pay. As such, it differs from our Total Shareholder Return (TSR) peer group, which is used to assess relative TSR performance under our long-term incentive plan. The executive peer group is focused on aligning remuneration practices with companies of similar size, scale, and industry characteristics; the TSR peer group, meanwhile, reflects the broader market against which stock performance is measured.

Peer group data and market positioning represent just two of several reference points used by the Remuneration Committee to guide pay decisions. The Remuneration Committee also considered other factors such as individual experience and performance; differences between the role as defined by SES compared to how it is typically structured in the general market; overall operational performance; internal parity among leadership members and within the organization; and the cost implications of any changes in remuneration. These amendments are intended to reinforce SES’s ability to attract, retain, and motivate key talent across all operational locations while maintaining clear alignment with the Company’s strategic priorities.

The new SLT membership is a balanced representation of both companies’ heritage and geographical locations.

Following the review, the Remuneration Committee concluded that:

•	SLT remuneration must reflect the new larger, more complex organization.

•	With a presence spanning across Europe and the US, SES will continue granting Restricted Share Units (RSUs) and Performance Share Units (PSUs) as part of the Long-Term Incentive (LTI).

•

Short-Term Incentives (STI) shifted to a differentiated performance-based model, based on the achievement of specific financial and operational Company targets, with recognition for individual contributions through a Performance Contribution Factor (PCF); the PCF comprises measurable metrics by SLT member, defined to support company targets, as approved by the Board. Full implementation of the PCF will be in 2026.

Evolution of the SLT performance philosophy is aimed at increasing accountability, while also recognizing our globally diverse talent, operating in a highly competitive and complex ecosystem.

The Remuneration Committee is committed to continuously reviewing, benchmarking and evaluating these structures to ensure that they reflect the complexity, size, geographical presence, and Company’s strategic objectives, especially following significant activity or transactions such as the acquisition of Intelsat.

Remuneration Policy

The Company must attract qualified Directors and SLT members to sustain its success, and remuneration plays a key role in achieving this goal.

Remuneration should reflect the qualifications and experience required of the Directors and SLT members, the personal risks they undertake, and the dedication and efforts they contribute to the Company. Additionally, remuneration must be consistent with that of similar roles in other companies and relative to the pay and employment conditions of the Company’s employees.

The present Policy describes the remuneration paid by the Company to the Directors and members of the Board-appointed Senior Leadership Team (SLT members):

•	How remuneration contributes to the Company’s objectives relating to its business strategy, long-term interests, and sustainability.

•	The different components of remuneration, including all bonuses and other benefits in whatever form, if any, awarded to Directors and SLT members, and their relative proportion.

•

The duration of contracts or arrangements with Directors and SLT members, applicable notice periods, main characteristics of supplementary pension or early retirement schemes, and the terms of, and payments linked to, termination.

•

The decision-making process for the determination, review, and implementation of the Policy, including measures to avoid or manage conflicts of interest and, where applicable, the role of the Remuneration Committee and the Board.

•	The procedural conditions under which any derogation from the Policy can be applied, as well as the elements of the Policy from which a derogation is possible.

•	Arrangements for incoming executives where the Remuneration Committee considers it appropriate to offer buy-out awards to compensate for remuneration forfeited at a previous employer.

Remuneration of the Directors

The remuneration granted to Directors consists of a fixed annual fee, and a fee per Board or committee meeting attended as described below.

All these fees are stated net of any Luxembourgish withholding taxes that may apply on directors’ fees. Board members do not receive any stock options or bonuses.

Fixed remuneration per year

The fixed component of the remuneration amounts to €40,000 per year whereas the Vice Chairpersons each receive an annual fixed fee of €48,000 and the Chairperson receives a fee of €100,000 per year.

Any Director chairing one of the committees set up by the Board (if not the Chairperson of the Board) receives an annual fee of €8,000. The Chair of the Audit and Risk Committee (if not the Chairperson of the Board) receives an annual fee of €9,600.

Remuneration per meeting Directors receive €1,600 for each Board meeting or Board committee meeting they attend, except for the Audit and Risk Committee for which a fee of €1,920 per meeting is paid. Directors participating in a meeting of a specific project taskforce set up by the Board of Directors receive a remuneration of €1,600 per meeting. Out-of-Europe resident Directors receive €15,000 / year compensation for the increased cost and time invested in travelling to the board meetings

Remuneration of SLT Members

In line with the Charter of the Remuneration Committee, SLT remuneration matters are decided by the Board after review and recommendations from the Remuneration Committee.

The remuneration of SLT members comprises of two major components:

1.	The compensation package, which consists of a Yearly Base Salary (YBS), Short-Term Incentive (STI), and Long-Term Incentive (LTI); and

2.	Benefits include, but are not limited to, car allowance, pension, health care plans, and death and disability insurance.

Yearly base salary (YBS)

The base salary of the CEO, as well as that of other SLT members, is reviewed by the Remuneration Committee in its first ordinary meeting of the year. The Board has the sole authority to adjust the YBS of the CEO and other SLT members, except for legally required cost-of-living adjustments (i.e. Luxembourg index).

For all new SLT nominations, remuneration packages are validated by the SES Board and incorporate Remuneration Committee recommendations. Packages are based on external benchmarks provided by compensation consultants, while also considering the level of qualification, experience, and employment conditions at the time of the offer.

In line with best practice, SES conducts an SLT remuneration benchmark review every three to five years, unless a significant activity or transaction occurs in the meantime. The review compares the remuneration of SES SLT members against those of their peers.

Short-term incentive (STI)

The main objective of the annual bonus plan for the CEO and other SLT members is to establish a performance reward scheme that links annual variable compensation to (i) the Company’s financial results, (ii) its performance against specific business objectives, and (iii) the individual performance of SLT members against contribution metrics set by the CEO and the Board for each performance year. The plan ensures alignment with and focus on the Company’s core objectives while underscoring individual accountability as essential to organizational success.

The STI for SLT members is based on their annual performance during the relevant calendar year, as assessed by the Remuneration Committee and validated by the Board in February of the following year, with payment made in March of the following year. STI is part of the cash compensation provided in local currency.

STI achievements, which include financial results and performance against business objectives, are reported in the annual Remuneration Report.

As the Company has undergone a significant transformation, evolving into a new, integrated, and increasingly complex global organization with a substantial presence in both the United States and Europe, this strategic expansion requires an evolution in our executive compensation framework.

As a direct result of a comprehensive benchmarking exercise reflecting this new global footprint, which is now well represented by both sides of the Atlantic, the On Target (STI) percentage for the SLT has been revised and harmonized.

This critical adjustment serves multiple strategic imperatives:

1.

Global responsibilities of SLT members: Regardless of their home location, the SLT members’ responsibilities are Global, including managing globally spread teams. SLT presence and market visibility is critical particularly across Europe and the US.

2.

Global competitiveness and talent mobility: The revision ensures our incentive structures are highly competitive across the key markets in which we now operate. By aligning our variable pay practices with a blended benchmark of both US and European market standards, we are directly addressing the competitive pressures of attracting and retaining top executive talent in both regions. Furthermore, this harmonization is essential for facilitating talent mobility across our international locations, a necessity for a truly global enterprise.

3.

Alignment with scale and complexity: The adjusted STI structure aligns with the increased scale and international scope of the business. It reflects the significantly more complex operational and strategic challenges that are inherent in managing an integrated transatlantic organization.

4.

Performance culture and retention: By ensuring our incentive structures remain competitive, we reinforce a strong, performance-driven culture at the senior leadership level. As we shift the overall SLT pay structure toward a higher proportion of variable pay, we directly align SLT member incentives with strategic and operational business delivery targets. The enhanced, market-aligned variable pay component is a vital tool for attracting and retaining the executive talent critical to driving and sustaining our global growth trajectory.

The STI target for all SLT members is now harmonized to 80% of the YBS and the STI target for the CEO remains 100% of the YBS. The minimum payout can be as low as 0% of the STI (meaning no STI payment), with a maximum payout capped at 150% of the annual bonus target, including the Performance Contribution Factor (“PCF”). Each SLT member’s STI consists of three components:

•	Financial Performance (70% of the STI).

•	Strategic Business Objectives (30% of the STI).

•	Performance Contribution Factor (as a multiplier, ranging between 80%—120%).

The Financial Performance is measured by comparing actual achievements to budgeted targets across the following metrics with their respective weights: Revenue (40%), EBITDA (40%), and Net Operating Cash Flow (20%). The budget targets for these metrics are established during the annual budget process and ultimately approved by the Board.

The financial performance payout is capped at 150% of the annual bonus target, applicable for a 107% target achievement for each of the three metrics separately. A performance threshold is set at 88% achievement, below which no compensation is awarded.

The Strategic Business Objectives are set on an annual basis and approved by the SES Board at the beginning of each year to ensure alignment with the Company’s strategic roadmap. The Board measures achievement at the end of each performance year, based on recommendations from the Remuneration Committee. The payout for business objectives can be as low as 0% and is capped at 150% of the annual bonus target.

For the first half of 2025 strategic business objectives were based on stand-alone SES objectives and equally weighted among:

•	Deliver compelling value in selected vertical markets,

•	Relentlessly focus on customer experience,

•	Build and scale a multi-orbit network,

•	Develop a best-in-class SES team that drives a responsible company,

•	Successful SES and Intelsat integration.

Following the acquisition, for the second half of 2025, the strategic business objectives were updated based on the combined company. Calculation of the first half (H1) CPL and SBO was conducted shortly after the close of the first half of 2025, allowing for a prompt analysis of the results to be incorporated into the overall assessment. By completing the calculation promptly, the organization was able to establish well-informed targets for the second half (H2) of 2025, ensuring continuity and alignment with strategic objectives.

Financial performance measures for H2 2025 were set to equally weighted Revenue and adjusted EBITDA targets approved by the Board. Strategic business objectives for H2 2025 were established for the combined entity, equally weighted to include:

•	Deliver customer and shareholder value with vertical solutions,

•	Transform the business with relentless focus on operational excellence,

•	Build and scale a multi-orbit network,

•	Develop a best-in-class SES team that drives a responsible company,

•	Successful SES and Intelsat integration.

The Performance Contribution Factor is designed to strongly incentivize individual accountability in support of organizational results. As such, it represents a transition to a performance-based management system.

Cascading from organizational objectives, the PCF metrics are interrelated yet distinct, as each level introduces specificity and sharpens execution focus. The metrics are articulated as individual goals that leaders can utilize to translate the Company’s overarching priorities and outcomes into tactical, measurable deliverables that their functions can directly influence. The framework also establishes clear guidance on leadership values and behaviors. SES is committed to maintaining a consistent approach across the organization, embedding individual accountability into employee bonus plans.

The Board measures PCF performance at the end of each year, based on recommendations provided by the Remuneration Committee.

As 2025 was marked by significant transformation following the acquisition of Intelsat, the PCF was applied to SES stand-alone SLT members in H1 2025. For the second half of 2025, PCF was not applied, resulting in SLT members being measured solely by the financial and strategic objectives results. PCF will be implemented for all SLT members in 2026

Long-term equity incentives (LTI)

The LTI is regulated by the Equity Based Compensation Plan (EBCP).

The objective of the EBCP is to enhance the competitiveness of the Company and its affiliates in attracting and retaining top global leadership talent, thereby positioning the Company as a global employer of choice. Additionally, the EBCP is designed to ensure that SLT members become shareholders, fostering a sense of ownership and enabling them to benefit from their contributions to increasing shareholder value.

To this end, the EBCP provides a framework for the grant or award of equity-based incentive compensation in the form of restricted shares and performance shares, which shall be determined and approved by the Board in its sole discretion, based on recommendations from the Remuneration Committee.

In view of our expanded presence in the US and Europe, and the necessity to compete for executive talent globally, we have reviewed market practices in both regions to ensure our long-term incentive opportunity and vehicle mix remain competitive.

It is standard market practice in the US to grant LTI awards in the form of equally split time- and performance-based awards. And while in Europe, the expectation remains that awards are predominantly based on performance, we recognize a growing trend towards including a portion of awards linked solely to service. Specifically, the benchmarking exercise we undertook against the global executive peer group showed that over 50% of our peers use a combination of LTI vehicles. Among the most prevalent combination of vehicles used by more than 30% of our peers, the average distribution was approximately 40% RSUs and 60% PSUs, with US companies showing a more balanced approach, while European companies relying more heavily on PSUs.

In this context, we believe that our current vehicle mix of 25% RSUs and 75% PSUs is well-balanced and aligns with the prevailing practices observed among our global peers. This strategy allows us to provide competitive awards while effectively managing overall costs.

Regarding the overall quantum, our LTI opportunity is fair and reflective of the global nature of our peer group, striking a balance between the attractive, retention-focused incentives typically offered by US companies and the less dilutive, performance-focused LTI levels prevalent in Europe.

As a result of benchmarking efforts, the SLT remuneration packages have been recalibrated to reflect the scale and complexity of the new organization, with a focus on driving long-term strategic outcomes. LTI On Target percentages have been adjusted to ensure that all SLT members have meaningful participation and influence in the Company’s long-term performance, thereby supporting sustained shareholder returns. This approach considers the impact of US compensation practices, acknowledging the differences in market expectations and reward structures between the US and Europe to ensure competitiveness and internal equity across the integrated leadership team. SLT On Target LTI grants now range from 110% of YBS, up to 150% of YBS, with a mix of 25% RSUs and 75% PSUs.

For consistency with peers, the CEO LTI On Target percentage has been adjusted as well, however the prevalence of performance shares is higher, with breakdown as follows:

•	120% of YBS, with a mix of 25% RSUs and 75% PSUs, granted with the annual corporate grant cycle, harmonizing performance metrics across all recipients;

•	230% of YBS as 100% PSUs, granted following year-end annual business plan approval, with key financial metrics central to SES long-term success.

With this approach, the CEO performance-driven equity compensation is tightly linked to shareholders value creation, reinforced further with SES Performance Shares payout tied to synergy execution and key company financial metrics (EBITDA, Net Debt).

The ESG modifier introduced in 2023 has now been removed from the performance-based LTI.

Given the issuance of Executive Order 14173 (“Ending Illegal Discrimination and Restoring Merit-Based Opportunity”), which applies to federal contracts and grants and requires contractors to certify that they do not operate any programs promoting DEI in violation of federal anti-discrimination laws, continuing to maintain a DEI metric carries significant risks for SES.

Additionally, the complexity of establishing and accurately measuring unified CO2 emission targets and outcomes for the newly combined organization necessitates the creation of a new baseline for CO2 targets, with the aim of implementing these with the 2026 grants.

Benchmarking has also revealed that ESG and DEI metrics are less prevalent among SES’s peers, with approximately 11% using CO2 metrics. The Board usually approves the annual grant during its April meeting based on a recommendation from the Remuneration Committee. This year, however, the Board approved the grant awards in July following the completion of the Intelsat acquisition, with vesting aligned to the Company’s regular grant date (1 June 2028) and enhanced performance criteria related to committed acquisition synergies.

Restricted Shares

The Restricted shares are Fully Diluted Rights (FDRs) granted with the sole condition that at the time of vesting, the SLT member is employed by the Company. The restricted shares vest on 1 June of the third year following the year of the grant.

The number of restricted shares granted is determined by multiplying the relevant YBS by the applicable percentage and dividing by the average of the closing prices of the Company’s FDRs over the preceding 15 days at the Paris stock exchange. This is subject to review by the Remuneration Committee for each grant year.

Performance Shares

Performance shares are FDRs contingent upon the achievement of performance targets, as set out in the EBCP or approved by the Board based on recommendations from the Remuneration Committee. Unless otherwise specified by the Remuneration Committee, Performance shares will vest on 1 June of the third year following the grant (Share Vesting Date), subject to the Participant’s continued employment with the Company or an Affiliate.

In 2025 annual corporate grant cycle, performance metrics were enhanced to include a commitment to achieving successful integration of SES and Intelsat, through the delivery of synergies, with grant performance measured as follows:

•	50% of performance conditions objective: Total Shareholder Return (TSR) performance compared to panel median, maintaining unchanged payout conditions as per the ratchet table below;

•

50% of performance conditions objective: achieve 260 million EUR in operating and capital expenditure run-rate savings by year 3 (70% of the final target of 370 million EUR to be achieved by year 5), with payout conditions outlined in the ratchet table below.

The performance-based CEO year-end equity grant, linked to SES’s year-end business plan cycle, measures performance over three years based on two equally weighted targets: adjusted EBITDA (50%) and Net Debt (50%), as defined in the Board-approved business plan.

The 2025 CEO year-end equity grant is subject to a three-year vesting period, with vesting date 31 December 2028. The vesting value of the grant will be determined on the date that the Board has confirmation of the audited financial results for the financial year ended 31 December 2028 and requires continued employment on the vesting date.

The number of performance shares granted is determined by multiplying the relevant YBS by the applicable On Target percentage and dividing by the average share price measured over the preceding 15 days.

Total Shareholder Return (TSR) is the retained metric for assessing financial performance. It is measured relative to the median TSR performance of a panel of comparable companies during the vesting period and possesses the following characteristics:

•

The ending share price is determined based on the average share price during the three-month period preceding the vesting date, specifically from 1 February 2029 to 30 April 2029, considering only trading days.

•	The starting share price is calculated using the average share price during the three-month period of the grant year from 1 February 2026 to 30 April 2026, also considering only trading days.

•	Measurement is based on the Volume Weighted Average Price.

•	The outcome is reviewed by the Remuneration Committee prior to the Share Vesting Date.

The comparator group is regularly reviewed by the Remuneration Committee and is determined based on multiple factors, including company size, business mix, geographic distribution, and TSR correlation.

The Total Shareholder Return (TSR) comparator group comprises 15 companies balanced across the Satellite, Media, and European Telecom sectors, as well as other adjacent industries

The 2025 comparator group consists of:

•	Eutelsat Communications S.A.

•	ViaSat, Inc.

•	Telesat Corporation

•	EchoStar Corporation

•	ProSiebenSat.1 Media SE

•	Telefonica SA

•	ITV Plc

•	RTL Group SA

•	Orange SA

•	BT Group Plc

•	Proximus NV

•	Millicom International Cellular SA

•	Royal Caribbean Ltd.

•	Gilat Satellite Networks Ltd.

•	Carnival Corporation & Plc

The TSR payout is calculated as follows:

•	No payout if performance is below 75% of the panel median.

•	Payout is proportionate between 50% and 100% for performance achievements ranging from 75% to 100%.

•	Payout is proportionate between 100% and 200% for performance achievements ranging from 100% to 150%.

•	Payout is capped at 200% for performance exceeding 150% of the panel median.

SES has set the threshold performance at 75% of the median peer performance, with 50% of the award vesting for achieving this performance. Peer data indicates that TSR threshold performance is typically set between the lower quartile and the median of a comparator group, with associated payouts ranging from 50% to 80% of the award. By aligning its threshold vesting with the lower vesting range observed across its peers, SES ensures that variable compensation is delivered only for performance that is stretching, thereby supporting shareholder value creation and adherence to industry best practices.

The Synergy Target payout is calculated as follows:

•	No payout if performance is below 90% of target.

•	Payout is proportionate between 50% and 100% for performance achievements ranging from 90% to 100%.

•	Payout is proportionate between 100% and 200% for performance achievements ranging from 100% to 150%.

•	Payout at 200% (cap) if performance is above 150%.

For CEO LTIs, the adjusted EBITDA and Net Debt Targets payout is calculated as follows:

•	No payout if performance is below 80% of target.

•	Payout is proportionate between 50% and 100% for performance achievements ranging from 80% to 100%.

•	Payout is proportionate between 100% and 150% for performance achievements ranging from 100% to 130%.

•	Payout at 150% (cap) if performance is above 130%.

Outcomes will be reported in the annual remuneration report.

Benefits

The following key benefits are offered to SLT members in line with local practices:

•

Pensions and health care plans: In Luxembourg, pension contributions are 7% for the portion of salary up to the Social Security Ceiling (SSC) and 19% for the portion exceeding the SSC. The complementary pension scheme operates as a defined contribution plan. In the US, restoration plans provide retirement benefits that supplement the tax-qualified, defined contribution pension account defined in subsection 401(k) of the United States Internal Revenue Code. In the UK, the pension contribution is set at 12% of the YBS.

•	Health check-ups: Regular health check-ups are provided.

•	Business travel health insurance: Comprehensive international health insurance is available for all business travel, with an additional complimentary policy for the CEO.

•	Death and disability insurances: Coverage for death and disability is included.

•	Long-term sick leave: Provision for long-term sick leave is available if statutory local coverage is inferior.

•	Car allowances: Car allowances are provided.

Additionally, several SLT members receive tax support, temporary housing assistance during relocation, and reimbursement of education fees for dependent children.

Employment, Resignation and Termination

SLT members are employed on a permanent basis, with employment contracts in accordance with local regulations:

•	Three SLT members hold employment contracts with an American subsidiary of SES.

•	One SLT member holds an employment contract with a British subsidiary of SES.

•	All other SLT members have employment contracts with SES or with a Luxembourg subsidiary of the Company.

In the event of resignation or termination, any unvested portion of outstanding stock options, restricted shares, and performance shares will be immediately forfeited. Exceptions apply to members departing the Company due to death, disability, or retirement. These members will benefit from an immediate vesting of all unvested equity.

Both the Company and the SLT member may terminate the employment contract with a notice period of six months.

All SLT members are entitled to up to one year of YBS in the case of termination without cause by the Company, or termination with cause by the SLT member, provided they comply with the equivalent restricted period for non-compete and non-solicitation. This indemnity includes any applicable statutory severance payment.

SLT Members’ Share Ownership Program

This program is designed to ensure that SLT members become shareholders in the Company, fostering a sense of ownership and a commitment to creating shareholder value.

SLT members have an obligation to invest in SES equity via registered shares and/or FDRs. Over a four-year period, with equal annual investments, SLT members must individually hold an amount equal to their YBS or twice the YBS for the CEO. For the purpose of assessing compliance with share ownership requirements, unvested restricted shares are included.

Shareholder Vote & Disclosure

The Policy will be submitted to the shareholders at least once every three years or sooner if there are material changes.

While the shareholder vote at the AGM is advisory, should the AGM reject the proposed remuneration policy, the Company will present a revised policy for approval at the subsequent general meeting.

Following the vote, this Policy, along with the date and results of the vote, will be made available on the Company’s website, where it will remain publicly accessible free of charge for as long as it is applicable.

Periodic Review

This Policy will be reviewed regularly, at a minimum every three years.

The Remuneration Committee is responsible for advising the Board on any specific amendment suggestions to this Policy. The final version, which will be presented to shareholders, will be approved by the Board.

In accordance with the Shareholder Rights Law of 1 August 2019, the SES Board adopted a Remuneration Policy that was formally submitted to shareholders at the AGM on 3 April 2025 and supported by 95.36% approval votes.

Adherence to the Shareholder Rights Law is made on a voluntary and complementary basis and deviations to the Remuneration Policy may occur in exceptional circumstances upon decision of the SES Board.

An updated Remuneration Policy, with the accompanying remuneration report below, will be presented to the Board prior to its submission to the shareholders at the annual meeting.

REMUNERATION REPORT

Directors’ Remuneration

In 2025, the Annual General Meeting of shareholders approved the remuneration for the Members of the Board of Directors through a resolution submitted by the Board of Directors.

The shareholders voted to maintain the directors’ fees at the previous year’s level with a majority of 92.62. Directors’ fees have not risen since 2008, with the exception of the fees paid to the Chair and members of the Audit and Risk Committee, which were increased in 2015 in accordance with best practices.

Each director received a fixed fee of €40,000 per year, each Vice Chair received an annual fixed fee of €48,000, and the Chair received a fee of €100,000 per year. Directors chairing any of the committees established by the Board, excluding the Chair of the Board of Directors, received additional remuneration of €8,000 per year. The director chairing the Audit and Risk Committee received additional remuneration of €9,600 per year.

Attendance fees for each Board or Board Committee meeting were set at €1,600, except for meetings of the Audit and Risk Committee, for which directors received €1,920 per meeting. Attendance fees for specific project taskforce meetings established by the Board of Directors were also €1,600 per meeting. Beginning in 2023, directors are entitled to receive attendance fees for each meeting, even when multiple meetings occur on the same day. Specific remuneration of €15,000 per year for out-of Europe resident directors was introduced in 2025 to compensate for the increased costs and time invested in travelling to the board meetings. All fees are net of any Luxembourg withholding taxes.

Total payments to directors for attendance at board and committee meetings amounted to EUR 1 million (2024: EUR 1 million), 2023: 1.2 million). These payments are computed on a fixed and variable basis; the variable part being based upon attendance at board and committee meetings.

The total net remuneration expenses for the members of the Board of Directors for the year 2025 (net of Luxembourg withholding tax) amounted to €831,826. 67 €518,266.67 represented the fixed portion of the Board fees, with the remaining €298,560 categorized as variable fees. The gross overall figure (including withholding taxes) for 2025 was €1,039,783.33, compared to a gross remuneration of €1,208,500 in 2024. The 2025 remuneration encompasses fees for eight Board meetings and the meetings of the Board Committees referenced in the table below. The amounts reflect the Board fees expensed during the year 2025.

During 2025, the Board and the Committees of the Board were composed as follows:

•	Frank Esser, Chair

•	Anne-Catherine Ries, Vice-Chair

•	Peter van Bommel, Vice-Chair

•	Fabienne Bozet

•	Françoise Thoma

•	Katrin Wehr-Seiter

•	Carlo Fassbinder

•	Ellen Lord

•	John Shaw

•	Joe Cohen

•	Ramu Potarazu (until 25 February 2025)

•	Kaj-Erik Relander (untill 19 September 2025)

•	Jacques Thill (until 31 December 2025)

The detailed overview of the individual remunerations expensed in 2025 to each Director is provided as follows:

In Euro	Directors Remuneration	Attendance Fees	Taxes	Total
Frank Esser (Chair)	100,000	38,400	34,600	173,000
Anne-Catherine Ries (Vice-Chair)	56,000	36,800	23,200	118,000
Peter van Bommel (Vice-Chair)	57,600	33,280	23,200	113,600
Fabienne Bozet	40,000	20,480	15,120	75,600
Ellen Lord	30,000	28,850	14,713	73,563
Carlo Fassbinder	40,000	20,480	15,120	75,600
Ramu Potarazu	6,667	4,800	2,867	14,333
Kaj-Erik Relander	29,457	19,840	12,324	61,621
John Shaw	30,000	28,850	14,713	73,563
Joseph C. Cohen	10,543	5,120	3,916	19,579
Jacques Thill	40,000	25,600	16,400	82,000
Françoise Thoma	48,000	33,280	20,320	101,600
Katrin Wehr-Seiter	40,000	33,280	18,320	91,600

Total	528,267	329,060	214,332	1,071,658

Remuneration of the Members of the SLT

The remuneration of the members of the SLT is determined by the Board and is based on recommendations from the Remuneration Committee.

The remuneration of the SLT members comprises two major components:

•	Compensation package composed of the yearly base salary, short term incentives (STI), and long-term incentives (LTI); as well as

•	Benefits package which is aligned with local and market practices.

The total remuneration for the year ended 31 December 2025 of the CEO, CFO, COEO, CPIO and other SLT members follows the principles set out in SES’s Remuneration Policy and is provided in the table below:

In Euro	Annual Base Salary (1)	Annual STI (Bonus)	LTI (Equity) (2)	Pension Expenses	Other Benefits and Payments (3)	Total
Chief Executive Officer	1,169,167	883,420	1,383,609	199,508	62,654	3,698,357
Chief Financial Officer (4)	267,878	156,905	—	3,787	22,107	450,677
Chief Operations & Engineering (5)	190,939	25,616	—	294	46,117	262,966
Chief Product and Innovation Officer	382,908	245,585	38,397	50,358	62,386	779,633
Other SLT Members (6))	1,698,054	659,499	36,950	129,647	341,034	2,865,184

Total SLT (7)(8)	3,708,946	1,971,025	1,458,956	383,594	534,297	8,056,818

(1)	Yearly base salary of other (than CEO, CFO, CO&E and CPIO) Senior Leadership Team members ranges from 302,128 EUR to 446,809 EUR with an average at 376,407 EUR.
(2)

Number of shares granted in 2022 and vesting in 2025 multiplied by prevailing share price at vesting date. The vesting of Performance Shares was subject to the achievement of the Total Shareholder Return (“TSR”).

(2a)	The CEO’s LTI amount reflects the payout associated with the buy-out of his previous employer’s LTI and Share Matching Plan.
(3)	Other benefits and payments include health care plans, death and disability insurance, car allowances and other payments.
(4)	Chief Financial Officer as of 16 June 2025 (date of appointment to SES SLT).
(5)	Chief Operations & Engineering Officer as of 17 July 2025 (date of appointment to the SLT)
(6)	Chief Legal Officer, President—Media Vertical , President—Fixed and Maritime Vertical, President—Aero Vertical as of 17 July 2025 (date of appointment to the SLT).
(7)	Additional 0.93M EUR was paid to cover taxes resulted from vesting of Intelsat equity at close for appointed SLT members, where applicable.
(8)

Additional gross amounts paid to SES SLT members with mandates ending in 2025: 2.2M EUR YBS and auxiliary payments, 0.3M EUR vested LTI, 1M EUR STI 2025 and 2.6M EUR settlement as per contractual terms & conditions.

The average to highest compensation ratio (comprising yearly base salary and short term incentive at target) for all employees at the level of SES S.A. is 1:17, which remains below market benchmarks and ratios that can be observed in CAC 40 or FTSE 100 companies.

Yearly Base Salary (YBS)

Yearly base salary is subject to an annual review by the Remuneration Committee.

For new appointments, base salaries are measured against external benchmarks, taking into account the qualifications and experience required, as well as the employment conditions at the time of the offer.

Short-Term Incentive (STI)

The primary objective of the annual bonus plan for the CEO and other SLT members is to establish a performance based reward scheme that links annual variable compensation to (i) the Company’s financial results (70%), (ii) its performance against specific business objectives (30%), and (iii) the individual performance of SLT members against contribution metrics set by the Board for each performance year (as multiplier). The plan ensures alignment and focus towards the Company’s financial performance commitments and core objectives, while underscoring individual accountability as essential to organizational success.

H1 Financial Performance Component of Annual Bonus

Annual Bonus	Metric ¹	Target in MEUR	Actuals in MEUR	Achievement in %	Pay-out per metric	Weighting	Pay-out
Financial Performance (70%)	Revenue	965.0	977.7	101.0%	105.0%	40%	128.0%
	Adjusted EBITDA ²	489.3	521.1	106.0%	140.0%	40%
	Net Operating Cash Flow	406.0	480.0	118.0%	150.0%	20%

1	Based on reported EUR/USD FX
2	Adjusted EBITDA excludes material exceptional items, such as certain M&A expenses, Restructuring costs, etc.

H2 Financial Performance Component of Annual Bonus

Annual Bonus	Metric ¹	Target in MEUR	Actuals in MEUR	Achievement in %	Pay-out per metric	Weighting	Pay-out
Financial Performance (70%)	Revenue	2,043.0	1,718.0	83.90%	0.0%	50%	0.0%
	Adjusted EBITDA ²	942.0	712.0	75.58%	0.0%	50%

1	Based on reported EUR/USD FX
2	Adjusted EBITDA excludes material exceptional items, such as certain M&A expenses, Restructuring costs, etc.

For confidentiality purposes, the achievement of business objectives is reported in aggregate, with each objective weighted between 20% and 30%.

H1 SBO Performance

Objective	Objective Weighting	Achieved	Weighted Achievement
Deliver compelling value in selected vertical markets	20%	94%		18.84%
Relentless focus on customer experience	20%	102%		20.33%
Build & Scale a multi orbit network	20%	84%		16.80%
Develop a best-in-class SES team that drives a responsible company	20%	100%		20.00%
Successful Intelsat Integration	20%	123%		24.67%

Total	100%		Σ	= 100.64%

H2 SBO Performance

Objective	Objective Weighting	Achieved	Weighted Achievement
Successful SES and Intelsat Integration	20%	106%		21.22%
Deliver customer and shareholder value with vertical solutions	20%	90%		17.98%
Transform the business with relentless focus on operational excellence	20%	108%		21.53%
Build & Scale a multi orbit network	20%	102%		20.44%
Develop a best-in-class SES team that drives a responsible company	20%	96%		19.14%

Total	100%		Σ	= 100.33%

The main achievements in 2025 contributing to the % overall pay-out were as follows:

Successful SES and Intelsat Integration

•

Successfully closed the deal mid-2025, completing regulatory and compliance milestones; implemented the new operating model and surpassed synergy targets while ensuring transition to the end-state roadmap is on track.

Deliver customer and shareholder value with vertical solutions

•	Launched key products and partnerships, secured strategic customers and contracts, and delivered revenue and profitability performance by leveraging combined capabilities across each vertical.

Transform the business with relentless focus on operational excellence

•

Delivered major operational-excellence gains by sharply reducing Major Incidents and impact duration, achieving industry-leading network availability, accelerating service activation, and driving process and efficiency improvements leveraging AI.

Build and scale a multi-orbit network

•

Expanded and strengthened the multi-orbit network by increasing mPOWER capacity and delivering services on time, advancing IRIS2 and future-MEO groundwork, completing upstream verticalization set-up milestones, securing diversification pathways, and progressing additional C-band spectrum clearing in the US.

Develop a best-in-class SES team that drives a responsible Company

•

Strengthened people and sustainability foundations by embedding the new culture and values across the newly combined organization, improving employee engagement, and achieving significant Co2-reduction progress.

The SES Board has confirmed a total SLT bonus payout for 2025 of €2 million, which will be distributed among SLT members. This annual bonus pertains to the performance year 2025 and is scheduled for disbursement in March 2026.

The following table provides an overview of the 2025 annual bonuses for the CEO, CFO, COEO, CPIO, and other SLT members:

STI Senior Leadership Team Expense
Annual STI (Bonus) 2025 performance year in EUR	Bonus at target (Abs.)	Bonus at target (% of Base Salary)	Percentage achievement [1]	Bonus Amount [2]	Bonus amount / Target
Chief Executive Officer	1,178,750	100%	74.9%	883,420	74.9%
- Financial Performance (70%)	825,125		64.0%	528,080	64.0%
- Business Objectives (30%)	353,625		100.5%	355,340	100.5%
Chief Financial Officer [3]	209,359	80%	74.9%	156,905	74.9%
- Financial Performance (70%)	146,551		64.0%	93,793	64.0%
- Business Objectives (30%)	62,808		100.5%	63,112	100.5%
Chief Operations & Engineering	85,106	80%	30.1%	25,616	30.1%
- Financial Performance (70%)	59,574		0.0%	—	0.0%
- Business Objectives (30%)	25,532		100.3%	25,616	100.3%
Chief Product and Innovation Officer	308,828	80%	79.5%	245,585	79.5%
- Financial Performance (70%)	216,179		69.6%	150,529	69.6%
- Business Objectives (30%)	92,648		102.6%	95,055	102.6%
Other SLT Members [2]	1,151,722	80-100%	57.3%	659,499	57.3%
- Financial Performance (70%)	806,205		38.7%	311,810	38.7%
- Business Objectives (30%)	345,516		100.6%	347,689	100.6%

(1)	Achievement against Financial Performance metrics amounts to 128.00% for H1 and 0.00% for H2. Achievement against Business Objectives is 100.64% for H1 and 100.33% for H2
(2)

The pre-close bonus amount of 1.1M EUR has already been communicated in line with Intelsat’s pre-close commitment. Only post-close bonus amount included here, which drives the lower % achievement (57.3%) for aggregated Other SLT Members.

(3)	Bonus pro-rated from 16 June 2025, the date appointed as CFO.

Long-Term Incentive (LTI)

The third component of the compensation package pertains to the equity granted by the Company. This plan, overseen by the Remuneration Committee, allows for the granting of restricted shares and performance shares. The 2025 SLT grants were allocated according to the Remuneration Policy.

For the 2025 vesting of Performance Shares, SES achieved a Total Shareholder Return of -15.7% compared to the 5% median performance of the panel of comparable companies. This resulted in a 50% vesting of the performance shares granted in 2022.

In 2025, the members of the SLT were awarded a total of 360,468 Restricted Shares as part of the Company’s long-term incentive plan, along with 1,224,713 Performance Shares. The table below provides a detailed overview of the 2025 equity grants and vesting, as well as the current total shareholdings for the CEO, CFO, COEO, CPIO, and other SLT members.

	Long Term Incentive Plan—2025 Equity Grant				Equity Vesting in 2025		Registered shares and FDR’s—31 December 2025
	Components	Grant Year	Vesting Year ²	Units granted	Grant Year	Units vested
Chief Executive Officer ¹	Stock Options			—	—	—	210,000
	Performance Shares	2025	2028	693,279	—	—
	Restricted Shares	2025	2028	63,024	—	—

	Long Term Incentive Plan—2025 Equity Grant				Equity Vesting in 2025		Registered shares and FDR’s—31 December 2025
	Components	Grant Year	Vesting Year ²	Units granted	Grant Year	Units vested
Chief Financial Officer [3]	Stock Options			—	—	—
	Performance Shares	2025	2028	45,474	—	—
	Restricted Shares	2025	2028	135,458	—	—
Chief Operations & Engineering	Stock Options			—	—	—
	Performance Shares	2025	2028	88,411	—	—
	Restricted Shares	2025	2028	29,470	—	—
Chief Product and Innovation Officer	Stock Options			—	2022	51,252	7,625
	Performance Shares	2025	2028	69,506	2022	4,575
	Restricted Shares	2025	2028	23,169	2022	3,050
Other SLT Members	Stock Options			—	2022	50,160	68,634
	Performance Shares	2025	2028	328,043	2022	4,478
	Restricted Shares	2025	2028	109,347	2022	2,985

(1)	CEO received an additional performance equity grant of 230% of YBS. Refer to the remuneration policy for more details
(2)	CFO received an additional sign-on restricted equity grant in lieu of forfeiting her equity grant with previous employer
(3)	Performance and Restricted Shares: vesting on the third year following the year of the grant
(4)	Stock Options: last grant was in 2022. All Stock option grants are now fully vested
(5)	Registered Shares and FDR’s: Privately owned SES shares

When exercising their vested stock options and shares, SLT members must adhere to the SES Dealing Code, which includes obtaining prior authorization from the Deputy Corporate Secretary and/or Chief Financial Officer and submitting selling orders outside of a closed period.

Please refer to management disclosures on the SES website.

Benefits package

Benefits provided to SLT members align with local and market practices and include pension plans, healthcare coverage, death and disability insurance, sick-leave complimentary coverage, car allowances, and additional compensation.

Foreign Private Issuer status

At least a majority of the outstanding voting securities of SES were directly and indirectly owned of record by non-U.S. residents. In addition, U.S. residents do not comprise a majority of our executive officers or directors, and a majority of our assets are located, and our business is principally administered, outside of the United States. As a result, we were a foreign private issuer.

Under Rule 3b-4 under the Exchange Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on 30 June. For so long as we qualify as a foreign private issuer, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•	the section of the Exchange Act imposing liability for insiders who profit from trades made within a short period of time;

•

the rules under the Exchange Act requiring the filing with the SEC of an annual report on Form 10-K, quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

•	Regulation Fair Disclosure or Regulation FD, which regulates selective disclosure of material nonpublic information by issuers.

SES is required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, SES is required to file financial results and material events to the SEC on Form 6-K. However, the information SES is required to file with or furnish to the SEC is less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, there may be less publicly available information concerning our business than there would be if we were a U.S. public company.

Employees and human capital resources

SES’s human capital resources objectives include identifying, recruiting, retaining, incentivizing and integrating its existing and new employees, in addition to offering attractive & fair compensation and benefits to its employees. SES engages contractors and third-party service providers in connection with its business operation and certain of its employees are a party to collective bargaining agreements.

As of 31 December 2025, SES has a total headcount of 3,845 across its global operations. The workforce spans countries with 50 or more employees, including the United States, Luxembourg, India, Germany, the Netherlands, Romania, Israel, Brazil, and the United Kingdom, with core functions distributed across these locations supporting both space and ground operations.

SES’ global workforce is predominantly non-unionized, although we have some employees in the U.S. and internationally who are represented by unions or works councils. SES maintains good employee relations and has not experienced any labour-related work stoppages.

Share ownership

For information regarding the share ownership of SES’s directors and senior management, see Item 7 “Major Shareholders and Related Party Transactions—Security Ownership of Certain Beneficial Owners and Management of SES.”

ITEM 7. Major shareholders and related party transactions

Security Ownership of Certain Beneficial Owners and Management of SES

The following table sets forth information regarding the beneficial ownership of SES’s Class A Shares and Class B Shares (collectively, the “Shares”) as of 19 March 2026, held by:

•	each person known by SES to be the beneficial owner of more than 5% of SES’s issued and outstanding Shares;

•	each of SES’s named executive officers and members of the SES Board that beneficially owns SES’s Shares; and

•	all members of SES’s SLT and Board, taken as a group.

Beneficial ownership of shares is determined under SEC rules and generally includes any shares over which a person exercises sole or shared voting or investment power, and this information is not necessarily indicative of beneficial ownership for any other purpose. Shares are beneficially owned when an individual has voting and/or investment power over the shares or could obtain voting and/or investment power over the Shares within 60 days. Voting power includes the power to direct the voting of the shares and investment power include the power to direct the disposition of the Shares.

SES has two issued classes of shares, A- and B- shares. Each share is entitled to one vote and a ratio of Class A to Class B shares must be maintained on a 2:1 basis as required by our Articles of Incorporation. Each share is entitled to one vote. Each B-share has 40% of the economic rights of an A-share. Fiduciary Depositary Receipts (FDRs) with respect to Class A shares are listed on the Luxembourg Stock Exchange and on Euronext Paris. FDRs can be traded freely and are convertible into Class A shares at any time and at no cost at the option of the holder under the conditions applicable in the Company’s articles of association and in accordance with the terms of the FDRs. Each FDR represents one A-share and carries all rights attached to that share, except the right to attend general meetings of shareholders.

SES’s Class A shares are held by institutional and private shareholders while our Class B shares are held by the Grand Duchy of Luxembourg, the Banque and Caisse d’Epargne de l’Etat (“BCEE”) and the Société Nationale de Credit et d’Investissement (“SNCI”).

Unless otherwise indicated, SES believes that all persons named in the table have sole voting and investment power with respect to all Shares beneficially owned by them. For Class A Shares (other than the named executive officers and directors), the information set forth in the table is to the best of SES’s knowledge and based on the threshold disclosures which SES receives from Beneficial Owners in accordance with legal requirements where applicable. In the table below, percentage ownership is based on 344,714,357 Class A Shares (the difference between 371,457,600 Class A Shares minus 26,743,243 FDRs held by SES and/or its subsidiaries) and 173,752,592 Class B Shares (the difference between 185,728,800 Class B Shares minus 11,976,208 shares held by SES and/or its subsidiaries) issued and outstanding as of 19 March 2026. Furthermore, unless otherwise noted, the mailing address of each person or entity named in the table is Château de Betzdorf, L-6815 Betzdorf (Grand Duchy of Luxembourg).

Name of Beneficial Owner	Class A Shares		Class B Shares		Total voting power in Company
	Number	%	Number	%	%
Etat du Luxembourg	6,087,278	1.77%	60,347,365	34.73%	12.81%
SNCI	7,084,775	2.06%	56,699,076	32.63%	12.30%
BCEE	4,717,801	1.37%	56,706,151	32.64%	11.85%
Lazard Asset Management [1]	31,480,357	9.13%	N/A	N/A	6.07%
David A. Tepper [2]	29,457,048	8.55%	N/A	N/A	5.68%
ATLAS Infrastructure Partners (UK) Ltd [3]	55,271,495	16.03%	N/A	N/A	10.66%
Named Executive Officers and Directors
Adel Al-Saleh	210,000	* %	N/A	N/A	* %
Elisabeth Pataki	—	—%	N/A	N/A	—%
Adam Levy	—	—%	N/A	N/A	—%
Dr. Xavier Bertran	7,625	* %	N/A	N/A	* %
All Other SLT Members	53,634	* %	N/A	N/A	* %
Frank Esser	—	—%	N/A	N/A	—%
Anne-Catherine Ries	—	—%	N/A	N/A	—%
Peter van Bommel	—	—%	N/A	N/A	—%
Françoise Thoma	—	—%	N/A	N/A	—%
Carlo Fassbinder	2,000	* %	N/A	N/A	* %
Katrin Wehr-Seiter	1,768	* %	N/A	N/A	* %
Fabienne Bozet	10,000	* %	N/A	N/A	—%
Ellen Lord	—	—%	N/A	N/A	—%
John Shaw	—	—%	N/A	N/A	—%
Joseph C. Cohen	—	—%	N/A	N/A	—%
All SLT Members and Directors as a Group	285,027	* %	N/A	N/A	* %

*	Represents beneficial ownership of less than one percent of the outstanding SES Shares.

(1)

Based on the public disclosure dated 6 November 2017, Lazard Asset Management LLC and its affiliates (“Lazard”) has voting power and sole dispositive power with respect to 31,480,357 SES Class A Shares.

These SES Class A Shares are owned by various individual and institutional investors for which Lazard serves as investment adviser with power to direct investments and/or sole power to vote SES Class A Shares. The address for Lazard is Lazard Asset Management LLC, 30 Rockefeller Plaza, New York, NY 10112.
(2)

Mr. David A. Tepper is the beneficial owner of Andalusian Global Designated Activity Company (“Andalusian Company”) and based on the public disclosure dated 28 September 2020, Andalusian Company holds 29,457,048 SES Class A Shares. The address of Andalusian Company is 70 Sir John Rogerson’s Quay, Dublin 2, Ireland.

(3)

Based on the public disclosure dated 3 July 2025, ATLAS Infrastructure Partners (UK) Ltd. (“ATLAS UK”), beneficially owns 55,271,495 SES Class A Shares. The address of ATLAS UK is Third Floor, 25 Watling Street, London, EC4M 9BR and the address for ATLAS Aust is Level 4/95 Pitt Street, Sydney, NSW, Australia.

Related Party Transactions

Transactions with State of Luxembourg

The State of Luxembourg holds a direct voting interest in the Company and two indirect voting interests through two state owned banks, Banque et Caisse d’Epargne de l’Etat and Société Nationale de Crédit et d’Investissement.

In 2025 the Company generated revenue of EUR 32 million (2024: EUR 31 million, 2023: EUR 27 million) with departments of the government of the state of Luxembourg and held a trade receivable of EUR 0 million as at 31 December 2025 (2024: EUR 0 million, 2023: EUR 4 million). The services related to the provision of communication services by the Company to the State of Luxembourg.

ITEM 8. Financial information

Our consolidated financial statements are filed under this Form, beginning on page F-1 in this Report. The financial statement schedules required under Regulation S-X are filed pursuant to Items 18 and 19 in Form 20-F.

ITEM 9. The offer and listing

A. Offer and listing details

The CVRs are transferable (subject to the Securities Act and other applicable federal law or state securities or blue-sky laws). SES is not obligated to list the CVRs on any securities exchange. There is currently no public market for the CVRs. SES has no current plans to apply to list the CVRs on any stock exchange or on an over-the-counter market and is under no obligation to do so.

B. Plan of distribution

Not applicable.

C. Markets

Fiduciary Deposit Receipts (‘FDRs’) with respect to Class A shares are listed on the Luxembourg Stock Exchange and on Euronext Paris. They can be traded freely and are convertible into Class A shares at any time and at no cost at the option of the holder under the conditions applicable in the Company’s articles of association and in accordance with the terms of the FDRs. SES’s FDRs are listed on the Euronext Paris Stock Exchange and the Luxembourg Stock Exchange, under the ticker symbols “SESG FP” and “SESG LX,” respectively.

All Class B shares are currently held by the State of Luxembourg, or by Luxembourg public institutions and publicly traded.

D. Selling shareholders

Not applicable

E. Dilution

Not applicable

F. Expenses of the issue

Not applicable

ITEM 10. Additional information

A. Share capital

Not applicable

B. Memorandum and Articles of Association

We are registered with the Luxembourg Trade and Companies’ Register under number B 81.267. Our corporate purpose, as stated in Article 2 of our articles of association, is to take any interest in electronic media and to be active, more particularly, in the communication area via satellite, the holding of participations, in any form whatsoever, in Luxembourg companies and foreign companies, and any other form of investment, the acquisition by purchase, subscription, or in any other manner as well as the transfer by sale, exchange or otherwise of securities of any kind, and the administration, control and development of its portfolio.

In addition, the Company may conduct all kinds of commercial, industrial and financial business, with movable as well as with immovable assets, which it may deem useful in the accomplishment of its purpose. The Company may also hold any kind of interest, in any form, by way of participations, guarantees or otherwise, in any Luxembourg or foreign enterprise, company or association likely to further the Company’s purpose to the best use.

See Exhibit 2.1 to this Report on Form 20-F for more information.

C. Material contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this Report.

D. Exchange controls

We are not aware of any governmental laws, decrees, regulations or other legislation in Luxembourg that restrict the export or import of capital, including the availability of cash and cash equivalents for use by our affiliated companies, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities, except for regulations restricting the remittance of dividends, distributions, and other payments in compliance with United Nations and EU sanctions.

E. Taxation

U.S. FEDERAL INCOME TAX CONSIDERATIONS OF THE TRANSACTION

The following discussion is a general summary of U.S. federal income tax considerations that are relevant to a U.S. Holder of CVRs. This discussion is for general informational purposes only and is not to be construed as tax advice. Each U.S. Holder is urged to consult its tax advisor as to the particular tax considerations to such U.S. Holder of the Transactions. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated under the Code, court decisions, published positions of the Internal Revenue Service (the “IRS”), and other applicable authorities, all as in effect on the date of this Report and all of which are subject to change or differing interpretations at any time, possibly with retroactive effect.

This discussion does not purport to be a complete analysis of all of the U.S. federal income tax considerations that may be relevant to particular holders in light of their particular facts and circumstances. For example, this discussion does not address U.S. Holders who:

•

may be subject to special treatment under U.S. federal income tax laws, such as financial institutions or banks; tax-exempt organizations (including private foundations); S corporations or any other entities or arrangements treated as partnerships or pass-through entities for U.S. federal income tax purposes; insurance companies; mutual funds; retirement plans; dealers in stocks and securities; traders in securities that elect to use the mark-to-market method of accounting for their securities; regulated investment companies; real estate investment trusts; entities subject to the U.S. anti-inversion rules; or certain former citizens or long-term residents of the United States;

•	are controlled foreign corporations or passive foreign investment companies;

•	are subject to the alternative minimum tax; or

•	have a “functional currency” that is not the U.S. dollar.

No ruling has been or will be obtained from the IRS regarding the U.S. federal income tax considerations of the Transactions described below. No assurance can be given that the IRS will agree with the views expressed in this discussion, or that a court will not sustain any challenge by the IRS in the event of litigation. Furthermore, no opinion of counsel has been or will be rendered with respect to any tax considerations of the Transactions or any related transactions. The use of words such as “will” and “should” in any tax-related discussion contained in this discussion is not intended to convey a particular level of comfort.

THIS DISCUSSION IS PROVIDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE LEGAL ADVICE TO ANY HOLDER OF INTELSAT COMMON SHARES. EACH SUCH HOLDER IS URGED TO CONSULT ITS TAX ADVISOR CONCERNING THE U.S. FEDERAL INCOME TAX CONSIDERATIONS RELATING TO THE LIQUIDATION AND THE RECEIPT OF, AND PAYMENTS WITH RESPECT TO, CVRS IN LIGHT OF ITS PARTICULAR CIRCUMSTANCES AND ANY CONSIDERATIONS ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR ANY NON-INCOME TAX LAWS.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of CVRs that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity that is classified as a corporation, created or organized in or under the laws of the United States or any State thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust; or (2) the trust has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

U.S. Federal Income Tax Considerations of the Ownership and Disposition of CVRs

Receipt of CVR Payments

There is no authority directly addressing the U.S. federal income tax treatment of receiving payments on the CVRs and, therefore, the amount, timing and character of any gain, income or loss with respect to the CVRs is uncertain. For example, payments with respect to the CVRs could be treated as payments with respect to a sale or exchange of a capital asset or as giving rise to ordinary income. In addition, it is unclear how a U.S. Holder of CVRs would recover its adjusted tax basis with respect to payments thereon.

If the receipt of payments on the CVRs are treated as payments with respect to a sale or exchange of a capital asset, then a U.S. Holder would recognize gain or loss equal to the difference between the amount of such payment(s) (less any portion of such payment(s) that may be required to be treated as imputed interest, as described below under “Imputed Interest”) and the U.S. Holder’s adjusted tax basis in the CVR. Such gain or loss would generally be long-term capital gain or loss if the U.S. Holder has held the CVR for more than one year at the time of such payment. Additionally, a U.S. Holder would generally recognize a capital loss to the extent of any remaining basis after the expiration of all rights to cash payments under such U.S. Holder’s CVR. The deductibility of capital losses is subject to certain limitations.

If the receipt of payments on the CVRs (or a payment in exchange for a CVR) are not treated as payments with respect to a sale or exchange of a capital asset, then a U.S. Holder may be treated as recognizing ordinary income in respect of such payment.

Each U.S. Holder is urged to consult its tax advisor as to the U.S. federal income tax treatment of the receipt of a payment on the CVRs.

Imputed Interest

Pursuant to the imputed interest rules of the Code, if under a contract for the sale or exchange of property one or more cash payments are due more than one year after the sale of exchange, each cash payment due more than six months after the date of such sale or exchange contains an amount of imputed interest. It is unclear to the extent that these imputed interest rules apply to payments under the CVRs. If a payment with respect to a CVR is made more than one year after the Closing Date, a portion of any CVR payment that is due more than six months after the consummation of the Liquidation may be reported as interest and subject to U.S. federal income tax as ordinary income. The portion of any payment made with respect to a CVR treated as imputed interest will be determined at the time such payment is made in accordance with the Code and applicable Treasury Regulations. The balance of the CVR payment will be treated as discussed above under “Receipt of CVR Payments.”

Sale, Exchange or other Disposition of a CVR

Upon a sale, exchange or other disposition of a CVR, a U.S. Holder will recognize capital gain or loss equal to the difference between (i) the sum of the amount of any cash received upon such sale, exchange or other disposition and the fair market value of any property received upon such sale or exchange and (ii) the U.S. Holder’s adjusted tax basis in the CVR. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the CVR for more than one year. A portion of the amount received by a U.S. Holder upon the sale or exchange of a CVR may be treated as imputed interest income, determined under the method described above under “Imputed Interest.”

Termination of the CVRs for No Consideration

If the CVRs terminate without SES having made any CVR payments or payment of other consideration, a U.S. Holder should recognize capital loss equal to such U.S. Holder’s adjusted tax basis in the CVRs at the time of the termination. The deductibility of capital losses is subject to limitations. A U.S. Holder who does not sell, exchange or otherwise dispose of a CVR may not be able to recognize a loss with respect to the CVR until the U.S. Holder’s right to receive all payments under the CVR terminates.

Due to the legal and factual uncertainty regarding the valuation and tax treatment of the CVRs, each U.S. Holder is urged to consult its tax advisor concerning the tax considerations to it resulting from the receipt of, and payments with respect to, CVRs in the Liquidation.

THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO PARTICULAR HOLDERS. EACH HOLDER IS URGED TO CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSIDERATIONS TO IT OF THE RECEIPT OF CASH AND CVRS FOR SUCH U.S. HOLDER’S OF INTELSAT COMMON SHARES PURSUANT TO THE TRANSACTIONS, AND PAYMENTS MADE WITH RESPECT TO THE CVRS, UNDER ANY U.S. FEDERAL, STATE, NON-U.S., LOCAL OR OTHER TAX LAWS, OR UNDER ANY APPLICABLE INCOME TAX TREATY.

LUXEMBOURG TAX CONSIDERATIONS OF THE TRANSACTIONS

The following discussion is a general summary of Luxembourg tax considerations relating to the Transactions that are relevant to holders CVRs. This discussion is for general informational purposes only and is not to be construed as tax advice. Shareholders are urged to consult their own tax advisors as to the particular tax consequences to them of the Transactions.

The summary of the Luxembourg tax consequences of the Transactions is based on the laws of the Grand-Duchy of Luxembourg, including the Income Tax Law of 4 December 1967 (ITL), the Municipal Business Tax Law of 1 December 1936, and the Net Wealth Tax Law of 16 October 1934, including the regulations promulgated thereunder, and published judicial decisions rendered by Luxembourg administrative jurisdictions that may be relevant to the Transactions, each as amended and in effect on the date hereof and is subject to any change in law or regulations or changes in interpretation or application thereof (and which may possibly have a retroactive effect). Due to the lack of definitive judicial and administrative authority in a number of areas, substantial uncertainty may exist with respect to some of the tax consequences described below.

This discussion does not purport to be a complete analysis of all of the Luxembourg tax considerations that may be relevant to particular holders in light of their particular facts and circumstances. For example, this discussion does not address shareholders who may be subject to a special tax regime under Luxembourg income tax laws (such as the law of 11 May 2007 on family estate management companies, as amended, the law of 17 December 2010 on undertakings for collective investment, as amended, the law of 13 February 2007 on specialized investment funds, as amended, the law of 23 July 2016 on reserved alternative investment funds, the law of 22 March 2004 on securitization, as amended, the law of 15 June 2004 on venture capital vehicles, as amended and the law of 13 July 2005 on pension saving companies and association).

No ruling has been or will be obtained from the Luxembourg tax authorities (LTA), or any other taxing authority regarding the Luxembourg tax considerations of the Transactions described below. No assurance can be given that the LTA or any other taxing authority will agree with the views expressed in this discussion, or that a court will not sustain any challenge by the LTA in the event of litigation. Furthermore, no opinion of counsel has been or will be rendered with respect to any tax considerations of the Transactions or any related transactions. The use of words such as “will” and “should” in any tax-related discussion contained in this discussion is not intended to convey a particular level of comfort.

THIS DISCUSSION IS PROVIDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE LEGAL ADVICE TO ANY HOLDER. EACH HOLDER SHOULD CONSULT ITS TAX ADVISORS CONCERNING THE LUXEMBOURG TAX CONSIDERATIONS RELATING TO THE ACQUISITION, THE LIQUIDATION AND THE RECEIPT OF, AND PAYMENTS WITH RESPECT TO, CVRS IN LIGHT OF ITS PARTICULAR CIRCUMSTANCES AND ANY CONSIDERATIONS ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR ANY NON-INCOME TAX LAWS.

As used herein, a “Luxembourg individual Holder” means an individual resident in Luxembourg that is a beneficial owner of Intelsat common shares who is subject to personal income tax (impôt sur le revenu) on his or her worldwide income from Luxembourg or foreign sources.

In addition, a “Luxembourg corporate Holder” means a corporation or other entity taxable as a corporation (that is organized under the laws of Luxembourg under Article 159 of the ITL) resident in Luxembourg that is a beneficial owner of Intelsat common shares that is subject to corporate income tax (impôt sur le revenu des collectivités) and municipal business tax (impôt commercial communal) on its worldwide income from Luxembourg or foreign sources. A Luxembourg corporate holder is also subject to net wealth tax (impôt sur la fortune) on its worldwide wealth.

For purposes of this summary, Luxembourg individual holders and Luxembourg corporate holders are collectively referred to as “Luxembourg Holders.” A “Non-Luxembourg Holder” means any beneficial owner of Intelsat common shares other than a Luxembourg Holder.

Luxembourg tax consequences of the ownership and disposition of CVRs

Luxembourg Withholding Tax

Payments made under the CVRs should not be subject to Luxembourg withholding tax, as such payments do not constitute dividends or profit distributions for Luxembourg tax purposes.

Receipt of CVR Payments

The receipt of CVRs payments should be considered as ordinary taxable income for Luxembourg income tax purposes.

Net Wealth Tax

Luxembourg net wealth tax will not be levied on a Luxembourg individual Holder holding CVRs.

Luxembourg net wealth tax will be levied on Luxembourg corporate Holders with respect to their CVRs.

Net wealth tax is levied annually at a rate of 0.5% on the net wealth of corporate entities resident in Luxembourg on an amount of unitary value as determined for net wealth tax purposes up to and excluding €500.0 million. When the unitary value exceeds the aforementioned threshold, net wealth tax is levied at 0.05% on the portion of the unitary value exceeding €500.0 million. For determining the Luxembourg net wealth, the CVR shall be valued at the fair market value.

Luxembourg net wealth tax will not be levied on a Non-Luxembourg Holder with respect to the CVRs unless they are attributable to an entity or part thereof which is carried on through a permanent establishment, a fixed place of business, or a permanent representative in Luxembourg of such Non-Luxembourg corporate Holder.

Sale, exchange or other disposition of a CVR

Upon a sale, exchange or other disposition of a CVR, a Luxembourg Holder will recognize capital gain or loss equal to the difference between the amount of any cash received upon such sale, exchange or other disposition and tax basis of the CVRs.

For Luxembourg individual Holders, the capital gain is taxable and the loss is tax deductible under certain conditions and limitations.

Capital gains realized upon the disposal of CVRs by a fully-taxable resident Luxembourg corporate Holders (without benefiting from a special tax regime) will, in principle, be subject to corporate income tax and municipal business tax.

Termination of the CVRs for no consideration

If the CVRs terminate without having made any CVR payments or payment of other consideration by SES, Luxembourg Holders will recognize capital loss equal to taxable basis of the CVRs at the time of the termination. The deductibility of capital losses is subject to limitations.

Non-Luxembourg holders

A non-resident Holder, not having a fixed place of business, a permanent establishment or permanent representative in Luxembourg to which the CVRs are attributable, is, in principle, not subject to Luxembourg income tax on cash payment accrued or received under the CVRs or on gain realized on the sale or disposal in any form whatsoever of the CVRs.

Registration, estate and gift taxes

No registration tax or stamp duty will be payable by a holder of CVRs in Luxembourg upon the disposal thereof. No estate or inheritance tax is levied on the transfer of CVRs upon the death of a holder thereof in cases where the deceased was not a resident of Luxembourg for inheritance tax purposes.

THE FOREGOING SUMMARY ARE FOR GENERAL INFORMATION ONLY AND DOES NOT DISCUSS ALL ASPECTS OF LUXEMBOURG TAXATION THAT MAY BE RELEVANT TO PARTICULAR HOLDERS. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE RECEIPT OF CASH AND CVRs FOR THEIR INTELSAT COMMON SHARES PURSUANT TO THE TRANSACTIONS, AND PAYMENTS MADE WITH RESPECT TO THE CVRs, UNDER ANY LUXEMBOURG, FOREIGN OR OTHER TAX LAWS, OR UNDER ANY APPLICABLE INCOME TAX TREATY

F. Dividends and paying agents

Not applicable

G. Statement by experts

Not applicable

H. Documents on display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, our principal shareholders are exempt from the reporting provision contained in Section 16 of the Exchange Act, and our officers, directors and principal shareholders are exempt from the “short-swing” profit recovery provision contained in Section 16 of the Exchange Act. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We may, but are not required, to furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. Reports and other information that we file with or furnish electronically with the SEC are accessible via the SEC’s website at www.sec.gov.

I. Subsidiary information

Not applicable

J. Annual Reports to security holders

Not applicable

ITEM 11. Quantitative and qualitative disclosures about market risk

SES is exposed to financial market risks, including: liquidity risks, foreign currency risks, interest rate risks and credit risks. The general policies are periodically reviewed and approved by the board.

Liquidity risk

SES’s objective is to efficiently use cash generated to maintain borrowings at an appropriate level. In case of liquidity needs, the Group can call on commercial paper programs, committed syndicated and EIB loan. In addition, if deemed appropriate based on prevailing market conditions, SES can access additional funds through the European Medium-Term Note program. SES’s debt maturity profile is tailored to allow the Company and its subsidiaries to cover repayment obligations as they fall due.

SES operates a centralised treasury function which manages, amongst others, the liquidity of the Group to optimise the funding costs. This is supported by a daily cash pooling mechanism.

Liquidity is monitored regularly through a review of cash balances, the drawn and issued amounts and the availability of additional funding under committed credit lines, the commercial paper program and the EMTN Program (EUR 3,411 million as at 31 December 2025 and EUR 6,752 million as at 31 December 2024).

Foreign currency risk

SES is active in markets outside the Eurozone, with business operations in many locations throughout the world. The Group’s main exposures to foreign currency at the end of the reporting period are in respect of balances denominated in US dollars related to cash and cash equivalents (2025: EUR 289 million; 2024: EUR 2,338 million), intercompany balances (2025: EUR 1,819 million; 2024: EUR -2,048 million), fixed assets suppliers (2025: EUR—83 million; 2024: EUR -192 million), CCS (2025: EUR -987 million; 2024: nil), net external debt (2025: EUR -383 million; 2024: EUR nil), CVR (2025: EUR -750 million; 2024: nil).

The aggregate net foreign exchange gains/ losses recognized in profit or loss were:

€million	2025	2024
Net foreign exchange gain included in main currencies	(29)	2
Net foreign exchange gain / (loss) included in other currencies	3	(1)
Net foreign exchange gain included in foreign exchange transactions	10	4

Total	(16)	5

SES uses certain financial instruments to manage its exposure to fluctuations in foreign currency exposure rates. Examples used to mitigate such exposures are the spot or forward buying and selling of foreign currencies, creating natural hedges (for example intercompany loans, quasi-equity qualification of such intercompany loans, intercompany dividend distributions), and external hedging, whereby speculative foreign exchange trading is disallowed under internal policies.

SES may enter into forward currency contracts to eliminate or reduce the currency exposure arising from individual capital expenditure projects such as satellite procurements, tailoring the maturities to each milestone payment to maximize effectiveness. Depending on the functional currency of the entity with the capital expenditure commitment, the foreign currency risk may be in euro or in US dollar. The forward contracts are in the same currency as the hedged item and can cover up to 100% of the total value of the contract.

The Group has a corresponding exposure in the consolidated income statement, excluding the impacts of C-band repurposing, of EUR 1,790 million or 68% of the Group’s revenue and other income (2024: EUR 1,209 million or 60.4%) and EUR 802 million or 57% of its operating expenses (2024: EUR 492 million or 45.0%) being denominated in US dollars.

The following table demonstrates the sensitivity to a +/- 20% change in the U.S. dollar exchange rate on the nominal amount of SES’s U.S. dollar net investment, with all other variables held constant. All value changes are eligible to be recorded in other comprehensive income with no impact on profit and loss.

At the beginning of 2025 the dollar dropped sharply, then recovered modestly as markets reassessed the Federal Reserve’s policy, after which it remained relatively stable for the remainder of the year. Looking ahead to 2026, the analysts expect a continued, gradual weakening of the USD.

31 December 2025	Amount in $million	Amount in €million at closing rate of $1.175	Amount in €million at rate of $1.41	Amount in €million at rate of $0.94
USD statement of financial position exposure:
SES Americas	700	255	212	320
SES Netherlands	899	1,718	1,428	2,158
MX1 Limited, Israel	16	27	22	34
Intelsat Jackson Holdings S.à r.l.	5,863	4,991	4,158	6,237
Total	7,468	6,356	5,296	7,944
Hedged with:
US Bonds	250	213	177	266
Term Loan Agreement	550	468	390	585
Total	800	681	567	851

Hedged proportion	11%

Absolute difference without hedging			(1,059)	1,589
Absolute difference with hedging			(946)	1,419

31 December 2024	Amount in $million	Amount in €million at closing rate of $1.04	Amount in €million at rate of $1.25	Amount in €million at rate of $0.83
USD statement of financial position exposure:
SES Americas	225	217	180	272
SES Netherlands	1,797	1,730	1,438	2,166
MX1 Limited, Israel	17	16	14	20
Total	2,039	1,963	1,632	2,458
Hedged with:
US Bonds	250	241	200	301
Other external borrowings	—	—	—	—

Total	250	241	200	301

Hedged proportion	12%
Absolute difference without hedging			(331)	494
Absolute difference with hedging			(291)	433

Interest rate risk

We are subject to market interest rate risk primarily associated with our debt portion at floating rates. In order to mitigate this risk, SES generally contracts our debt at fixed rates, and monitor carefully the evolution of market conditions, adjusting the mix between fixed and floating rate debt if necessary.

To mitigate SES’ interest rate risk in connection with near-term debt refinancing needs, SES may from time to time enter into interest rate hedges. As per 31 December 2025 and 31 December 2024, SES had no interest rate hedges outstanding.

The table below summarizes the split of the carrying amount of SES’s debt between fixed and floating rate.

€million	At fixed rates	At floating rates	Total
Borrowings as of 31 December 2025	5,150	1,155	6,305
Borrowings as of 31 December 2024	4,510	10	4,520

Euro interest rates
€million	At fixed rates	At floating rates	Total
Borrowings as of 31 December 2025	1,155	0	4
Borrowings as of 31 December, 2024	10	0	—

The Group’s debt portion at floating rate is the EIB loan, a USD denominated TLA and junior loan. The interest rate risk was calculated based on prognosis for interest rate fluctuations.

Customer credit risk

SES has the following types of financial assets subject to the ‘expected credit loss’ model: trade receivables; unbilled accrued revenue; and C-band repurposing reimbursement receivables.

It is SES’ policy that all customers who wish to trade on credit terms are subject to credit verification procedures. To measure expected credit losses on trade receivables and unbilled accrued revenue, they are grouped based on shared credit risk characteristics, country and days past due. Unbilled accrued revenues have substantially the same risk characteristics as trade receivables for the same types of contracts and so management believes that the expected loss rates for trade receivables are a reasonable approximation of those for unbilled accrued revenue.

The credit verification procedures in relation to trade receivables and unbilled accrued revenue include the assessment of the creditworthiness of the customer by using sources of quality information such as external specialist reports, audited annual reports, press articles or rating agencies. Should the customer be a governmental entity, the official debt rating of the respective country is a key driver in determining the appropriate credit risk category.

Following this credit analysis, the customer is classified into a credit risk category which can be as follows: ‘Prime’ (typically publicly rated and listed entities), ‘Market’ (usually higher growth companies with higher leverage), ‘Subprime’ (customers for which viability is dependent on continued growth with higher leverage), or Government (governments or governmental institutions, subject to the corresponding country meeting minimum credit rating criteria). The credit profile is updated at least once a year for all key customers with an ongoing contractual relationship.

There are no significant concentrations of credit risk, whether through exposure to individual customers, specific industry sectors and/or regions.

SES applies the IFRS 9 simplified approach to measuring expected credit losses for trade receivables and unbilled accrued revenue by measuring the loss allowance at an amount equal to lifetime expected credit losses. To measure the expected credit losses, trade receivables and unbilled accrued revenue have been grouped in portfolios based on shared credit risk characteristics (credit risk profile: Prime, Market , Sub-prime, and Government), World bank defined regions ( East Asia and Pacific, Europe and Central Asia, Latin America and the Caribbean, Middle East and North Africa, North America, South Asia, Sub -Saharan Africa) and the days past due. SES incorporates forward-looking information through the country risk premium. For sub -prime segments, the historical ECL rate is compared to the relevant country risk premium and increased when lower, ensuring the provision reflects forward-looking sovereign and macro-economic risk.

In order to compute the provision, the gross trade receivables balance is reduced for any portion representing deferred revenue and any securities held. Trade receivables and unbilled accrued revenue are written off when there is no reasonable expectation of recovery. SES’s largest customers are large media companies and government agencies, and hence the credit risk associated with these contracts is assessed as low.

Financial credit risk

With respect to the credit risk relating to financial assets, this exposure relates to the potential default of the counterparty, with the maximum exposure being equal to the carrying amount of these instruments. The counterparty risk from a cash management perspective is reduced by the implementation of several cash pools, accounts and related paying platforms with different counterparties.

To mitigate the counterparty risk, SES only deals with recognized financial institutions with an appropriate credit rating—generally ‘A’ and above—and in adherence to a maximum trade limit for each counterparty which has been approved for each type of transactions. All counterparties are financial institutions which are regulated and controlled by the national financial supervisory authorities in the relevant jurisdiction. The counterparty risk portfolio is analyzed on a quarterly basis. Moreover, to mitigate any counterparty risk, the portfolio is diversified as regards the main counterparties ensuring a well-balanced relation for all categories of products (derivatives as well as deposits).

ITEM 12. Description of securities other than equity securities

Not applicable

PART II

ITEM 13. Defaults, dividend arrearages and delinquencies

None

ITEM 14. Material modifications to the rights of security holders and use of proceeds

None

ITEM 15. Controls and procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 as amended), as of 31 December 2025. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of 31 December 2025, our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), were not effective as the result of the material weakness in internal control over financial reporting described below.

Notwithstanding the identified material weakness in internal control over financial reporting, our management performed additional analysis as deemed necessary to ensure that our consolidated financial statements included in this 20-F fairly present, in all material respects, our financial condition, results of operations and cash flows for the period presented in accordance with IFRS.

Material Weaknesses

Although SES was not subject to the certification or attestation requirements of Section 404 of the Sarbanes–Oxley Act of 2002 (the “SOX Act”), in the course of preparation of the financial statements for the years ended 31 December 2024, 2023 and 2022 and in connection with the preparation of the prospectus F-4 filed in April 2025, SES identified material weaknesses in its internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weaknesses SES identified related to (i) lack of appropriately designed and maintained information technology general controls, including controls to address segregation of duties, and (ii) the aggregation of deficiencies in the design and implementation of controls and insufficient risk assessment procedures over certain business processes, including controls to address segregation of duties and documentation of evidence of the execution of controls.

SES concluded that these material weaknesses arose because it did not have processes, systems, personnel and related internal controls that would have satisfied the accounting and financial reporting requirements of a public company under the SOX Act. None of the material weaknesses resulted in misstatement to SES’s consolidated financial statements. However, the material weaknesses described above could result in misstatement of one or more account balances or disclosure that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

Remediation Efforts to Address Material Weaknesses

To address the identified material weaknesses, SES has added qualified personnel and engaged third-party specialists to assist with evaluating and documenting the design and operating effectiveness of internal controls over financial reporting and to assist with the remediation of deficiencies, including implementing new controls and processes.

As a result of these efforts, as of 31 December 2025, SES has remediated the material weakness related to the design and maintenance of information technology general controls, but the material weakness related to the aggregation of deficiencies in the design and implementation of controls over certain business processes, including controls to address segregation of duties and documentation of evidence of the execution of controls still exist.

We continue to be committed to remediating the material weakness in our internal controls over financial reporting.

In addition to adding additional qualified personal and engaging third-party specialists to assist with evaluating and documenting the design and implementation along with operating effectiveness of our internal controls over financial reporting, our internal control remediation efforts include the following items:

•	Implementing additional processes, procedures, policies, and controls designed to address the underlying root causes associated with the deficiencies;

•	Strengthening and improving existing controls to allow for proper segregation of duties within certain processes; and

•

Providing training for team members within finance, accounting, technology, and other control owners focused on internal controls over financial reporting and will continue to provide training to both existing and newly hired personnel.

However, these remediation efforts are ongoing. We cannot provide reasonable assurance that these initiatives will be sufficient to remediate the material weakness in a timely manner or at all, if our remediation efforts will be successful or if additional material weaknesses will be identified in the future.

Management’s Annual Report on Internal Control over Financial Reporting

This Report on Form 20-F does not include a report on management’s assessment regarding internal control over financial reporting due to the transition period established by the Securities and Exchange Commission.

Changes in Internal Control over Financial Reporting

Other than the remediation activities described above there were no changes in our internal control over financial reporting during the period covered by this Report that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

ITEM 16. [Reserved]

ITEM 16A. Audit committee financial expert

Our Board has determined that the majority of the members of the Audit and Risk Committee qualifies as independent under applicable rules applicable to members of our Board generally. Although all of them have significant corporate experience, as of the date of this Annual Report, the Board of Directors has not named an audit committee financial expert in accordance with the relevant SEC rules. Luxembourg law does not require companies to identify or designate an audit committee financial expert. As such, the Board of Directors has not designated an audit committee financial expert on the Audit and Risk Committee.

ITEM 16B. Code of ethics

We have a code of conduct that applies to all of our directors, officers and employees, and is intended to meet the definition of “code of ethics” under Item 16B of Form 20-F. Our code of ethics is available on our website, www.ses.com. The information on or available through our website is not deemed incorporated in this Report and does not form part of this Report. We intend to make any legally required disclosures regarding amendments to, or waivers of, the provisions of our code of ethics on our website rather than by filing a Current Report on Form 6-K.

ITEM 16C. Principal accountant fees and services

PricewaterhouseCoopers Assurance, Société coopérative (PwC) has acted as our principal accountants for the years ended 31 December 2025 and 2024. The following table summarizes the charge for professional fees rendered in those periods:

€million	2025	2024
Audit fees	8.2	11.3
Audit-related fees	0.1	0.1
Tax fees	—	—
All other fees	0.1	0.2
Total	8.4	11.6

“Audit fees” are the aggregate fees earned by PwC entities for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. 2024 audit services included one-time fees in connection with the Company’s registration process as a Foreign Private Issuer with the Securities and Exchange Commission, including re-audit fees for 2023 and 2024 in accordance with Public Company Accounting Oversight Board (PCAOB) audit requirements.

“Audit-related fees” are primarily engagements in connection with comfort letters issued in connection with treasury funding operations as well as in connection with the declaration of dividends”

“All other fees” are fees incurred in connection with the Corporate Sustainability Reporting Directive (CSRD).

All non-audit services to be performed for us by our independent auditor must be approved by our Audit Committee in advance to ensure that such engagements do not impair the independence of our independent registered public accounting firm. The Audit Committee generally preapproves particular services or categories of services.

ITEM 16D. Exemptions from the listing standards for audit committees
Not applicable
ITEM 16E. Purchases of equity securities by the issuer and affiliated purchasers
Not applicable
ITEM 16F. Change in registrant’s certifying accountant
Not applicable
ITEM 16G. Corporate governance
Not applicable
ITEM 16H. Mine safety disclosures
Not applicable
ITEM 16I. Disclosure regar
di
ng foreign jurisdictions that prevent inspections
Not applicable
ITEM 16J. Insider trading policies
SES’s Dealing Code governs the purchase, sale and other dispositions of the Company’s securities by d irect
ors, senior management and employees and is reasonably designed to promote compliance with any insider trading laws, rules and regulations, and listing standards applicable to the Company. Our Dealing Code is available on our website, www.ses.com. The information on or available through our
w
ebsite is not deemed incorporated in this Report and does not form part of this Report.
ITEM 16K. Cybersecurity
Cybersecurity Risk Management and Strategy
SES has developed and implemented a comprehensive Information and Cyber Security program designed to protect the confidentiality, integrity, and availability of its systems, services, and information. The program applies coordinated, end-to-end
protection spanning satellite operations, ground networks, terrestrial and cloud platforms, and user endpoints. SES’s security framework combines decades of satellite operations experience with modern cybersecurity practices and a Zero Trust mindset.
SES’s cybersecurity risk management program is integrated into the company’s overall enterprise risk management framework and shares common methodologies and reporting channels across the organization. The program is led by SES’s Chief Information Security Officer (CISO) and supported by a dedicated Head of Information and Cyber Security, who together hold primary responsibility for assessing, managing, and continuously improving SES’s security posture.
Following the completion of the Intelsat integration, SES operates with a unified security posture. The combined organization’s systems, environments, and control frameworks have been brought under a single, consolidated cybersecurity program, enabling consistent application of security standards, certifications, and governance processes across the full enterprise.

SES’s cybersecurity risk management program includes:

•	A comprehensive Information Security Program aligned with international standards, providing the policies, procedures, and technical controls that govern how SES protects its systems and data.

•
A dedicated CISO, Vinit Duggal, an experienced and recognized industry leader with responsibility for the overall cybersecurity strategy, execution, and compliance obligations. The CISO is supported by a dedicated Head of Information and Cyber Security responsible for implementing and maintaining security controls across the organization.

•
A Security Governance, Risk, and Compliance function principally responsible for driving the cybersecurity risk management program, including formal risk assessments, remediation prioritization, and security awareness and education programs.

•
Certifications and compliance alignment across defined scopes, including ISO/IEC 27001:2022, PCI DSS 4.0, and SOC 2. These certifications are maintained through regular independent audits and assessments.

•
An
end-to-end
security strategy covering satellite operations, ground stations and teleports, terrestrial networks, cloud-based workloads, customer edge equipment, and internal IT and enterprise networks.

•
A continuous vulnerability and threat management program, incorporating vulnerability scanning, independent penetration testing, structured remediation tracking, centralized patch management, and threat intelligence monitoring.

•
A Security Operations capability leveraging a modern SIEM platform for global log and telemetry correlation with 24/7 analyst monitoring, supported by an integrated SOAR platform for workflow orchestration and automated response.

•	A cybersecurity incident response plan covering preparation, detection and analysis, containment, eradication and recovery, and post-incident review.

•	Engagement of external assessors, consultants, and auditors where appropriate to independently assess and test security controls.

•
A vendor assessment program to identify and mitigate cybersecurity risks associated with third-party service providers, including contractual obligations for timely reporting of security incidents and risk-related issues.

•	Mandatory security training for all employees, supplemented by role-specific training for engineers, developers, and administrators, and organization-wide awareness initiatives with measurable KPIs.
Cybersecurity Governance
SES’s board of directors considers cybersecurity risk as part of its overall risk oversight responsibilities. The Audit Committee also has oversight of SES’s cybersecurity and data protection programs and receives regular updates from management on program status, trends, and material developments. The full board is informed of any significant cybersecurity incidents and receives periodic briefings on key program components and risk matters.
SES’s CISO, Vinit Duggal, leads the management team’s responsibility for assessing and managing material risks from cybersecurity threats. With extensive executive leadership experience across information security and enterprise risk management, Mr. Duggal supervises both internal cybersecurity personnel and retained external consultants. The CISO is supported by a dedicated Head of Information and Cyber Security who maintains day-to-day
operational responsibility for the security program.

SES’s security teams operate globally and work closely with engineering, operations, cloud services, and cus tom
er support to maintain strong protection across all systems and service layers. The management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks through multiple means, including briefings from internal security personnel, threat intelligence from governmental and private sources, and alerts generated by security tools deployed across the IT and operational environment.

PART III

ITEM 17. Financial statements

See “Item 18. Financial Statements.”

ITEM 18. Financial statements

The consolidated financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1.

ITEM 19. Exhibits

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

1.1+	English Translation of Articles of Association of SES, dated as of 4 April 2024, beginning on page 15 (filed as Exhibit 3.1 to SES S.A.’s Form F-4 filed on 29 April 2025, File No. 333-286828 and incorporated herein by reference).

1.2+	English Translation of Deed of Incorporation of SES, dated as of 16 March 2001, beginning on page 11 (filed as Exhibit 3.2 to SES S.A.’s Form F-4 filed on 29 April 2025, File No. 333-286828 and incorporated herein by reference).

4.1+	Form of Contingent Value Rights Agreement, between SES and the Rights Agent (as defined therein) (filed as Exhibit 10.1 to SES S.A.’s Form F-4 filed on 29 April 2025, File No. 333-286828 and incorporated herein by reference).

4.2+#	Euro Revolving Credit Agreement, dated as of 26 June 2019, as amended or extended from time to time (filed as Exhibit 10.3 to SES S.A.’s Form F-4 filed on 29 April 2025, File No. 333-286828 and incorporated herein by reference).

4.3+#	Term Loan Agreement, dated 14 June 2024 (filed as Exhibit 10.4 to SES S.A.’s Form F-4 filed on 29 April 2025, File No. 333-286828 and incorporated herein by reference).

4.4+#	Bridge Loan Agreement, dated 30 April 2024 (filed as Exhibit 10.5 to SES S.A.’s Form F-4 filed on 29 April 2025, File No. 333-286828 and incorporated herein by reference).

8.1*	List of subsidiaries of SES

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.

13.1*	Certification of Chief Executive Officer Under Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.

13.2*	Certification of Chief Financial Officer Under Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.

101*	Interactive Data File.

104*	Cover Page Interactive Data File.

*	Filed herewith.
+	Previously filed.
#	Certain schedules, annexes and exhibits have been omitted pursuant to the Instructions as to Exhibits of Form 20-F, but will be furnished supplementally to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SES S.A.

April 1, 2026	By:	/s/ Elisabeth Pataki
Name: Elisabeth Pataki
Title: Chief Financial Officer

Consolidated financial statements as at and for the year ended 31 December 2025
CONSOLIDATED FINANCIAL STATEMENTS AS AT AND FOR THE YEAR ENDED 31 DECEMBER 2025 AND INDEPENDENT AUDITOR’S REPORT
Société Anonyme
Château de Betzdorf
L-6815
Betzdorf
RCS Luxembourg B 81267

Auditor Name: PricewaterhouseCoopers Assurance, Société coopérative    Auditor Firm Id: 876
Auditor Location: 2 rue Gerhard Mercator, Luxembourg, Luxembourg B.P.1443 L-1014

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
SES S.A.

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of SES S.A. and its subsidiaries (the “Company”) as of 31 December 2025 and 2024, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in shareholder’s equity and consolidated statements of cash flows for each of the three years in the period ended 31 December 2025, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board and IFRS Accounting Standards as adopted by the European Union.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments.

PricewaterhouseCoopers Assurance, Société coopérative, 2 rue Gerhard Mercator, L-2182 Luxembourg T : +352 494848 1, F : +352 494848 2900, www.pwc.lu
www.pwc.lu	Cabinet de révision agréé. Expert-comptable (autorisation ministérielle n°10181659) R.C.S. Luxembourg B294273 - TVA LU36559370

The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Impairment assessment of goodwill
As described in Notes 2 and 17 to the consolidated financial statements, at 31 December 2025, the Company’s goodwill was EUR1,808 million. Management performs impairment tests to determine whether goodwill is impaired. Goodwill impairment testing procedures are performed annually or whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. The recoverable amount is determined as the higher of the fair value less cost of disposal and value in use. Management estimates value in use based on the estimated discounted cash flows to be generated by the group of cash generating units (CGUs), generally using the three-year business plan approved by the Board of Directors. The calculation of value in use is more sensitive to revenue, capital expenditure, discount rate and growth rate to calculate the present value of those cash flows.
The principal considerations for our determination that performing procedures relating to the impairment assessment of goodwill is a critical audit matter are (i) the significant judgment by management when developing the value in use estimate of the CGUs; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the revenue, capital expenditure, discount rate and growth rate; and (iii) the audit effort involved the use of professionals with specialised skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others (i) testing management’s process for developing the value in use estimate of the CGUs; (ii) evaluating the appropriateness of the value in use approach used by management; (iii) testing the completeness and accuracy of underlying data used in the discounted cash flow model; (iv) evaluating management’s determination of the grouping of CGUs; (v) evaluating the reasonableness of the significant assumptions used by management related to revenue, capital expenditure, discount rate and growth rate; and (vi) evaluating the appropriateness of the disclosures in the consolidated financial statements. Evaluating management’s assumptions related to revenue and capital expenditure involved assessing whether the assumptions used by management were reasonable considering (i) the current and past performance of the CGUs; (ii) consistency with evidence obtained in other areas of the audit; and (iii) consistency with external market and industry data. Professionals with specialised skill and knowledge were used to assist in evaluating (i) the appropriateness of the value in use model; and (ii) the reasonableness of the discount rate and growth rate assumptions.
Impairment assessment of space segment assets including assets under construction and orbital slot license rights
As described in Notes 2, 15, 16 and 17 to the consolidated financial statements, at 31 December 2025, the Company’s space segment assets balance, representing primarily satellites, was EUR4,159 million, space segment assets in the course of construction, representing primarily satellites in the course of construction, were EUR1,447 million column and orbital slot license rights were EUR545 million. Management assesses at each reporting date whether there is an indication that carrying amount of the assets may not be recoverable. If such an indication exists then the recoverable amount of the asset or the CGU it is part of is reviewed to determine the amount of the impairment, if any. Assets that suffered an impairment in previous periods are reviewed for possible reversal of the impairment at the end of each reporting period.

The recoverable amounts are determined based on a value in use calculation using the three-year business plan approved by the Board of Directors. As disclosed by management, for the year ended 31 December 2025 the net impairment expense recorded for space segment assets was EUR73 million and for orbital slot license rights was EUR73 million. The calculations of value in use are most sensitive to revenue, capital expenditure, discount rates and growth rates to calculate the present value of cash flows.
The principal considerations for our determination that performing procedures relating to the impairment assessment testing of space segment assets, representing primarily satellites, and assets under construction, representing primarily satellites under construction, and orbital slot license rights is a critical audit matter are (i) the significant judgment by management when developing the value in use estimate of space segment assets including assets under construction, and orbital slot license rights; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to revenue, capital expenditure, discount rates and growth rates; and (iii) the audit effort involved the use of professionals with specialised skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others (i) testing management’s process for developing the value in use estimate of space segment assets, representing primarily satellites, and assets under construction, representing primarily satellites under construction, and orbital slot license rights; (ii) evaluating the appropriateness of the value in use approach used by management; (iii) testing the completeness and accuracy of underlying data used in the discounted cash flow model; (iv) evaluating management’s determination of CGUs; (v) evaluating the reasonableness of the significant assumptions used by management related to revenue, capital expenditure, discount rates and growth rates; and (vi) evaluating the appropriateness of the disclosures in the consolidated financial statements. Evaluating management’s assumptions related to revenue and capital expenditure involved assessing whether the assumptions used by management were reasonable considering (i) the current and past performance of space segment assets and orbital slot license rights; (ii) consistency with evidence obtained in other areas of the audit; (iii) consistency with external market and industry data; and (iv) consideration of the satellites health reports when assessing the satellites capability to generate future cash flows. Professionals with specialised skill and knowledge were used to assist in evaluating (i) the appropriateness of the value in use model; and (ii) the reasonableness of the discount rates and growth rates assumptions.
Acquisition of Intelsat S.A. (Intelsat) - Valuation of satellites, orbital slots and contingent value rights (CVRs)
As described in Notes 2, 4, 15 and 17 to the consolidated financial statements, on 17 July 2025, the Company completed the acquisition of Intelsat for a total consideration of EUR3,009 million, including CVRs of EUR737 million. The total assets acquired included satellites of EUR1,571 million and orbital slots of EUR242 million. The fair value is determined by management using the replacement cost and multi-period excess earnings method for the satellites and orbital slots, and probability-weighted model for the CVRs. Management’s estimate is more sensitive to revenue, contributory asset charges and discount rate used in the cash flow projections for the valuation of the satellites and orbital slots, and price, probability of occurrence and discount rate for the valuation of the CVRs.
The principal considerations for our determination that performing procedures relating to the valuation of the satellites, orbital slots and CVRs as part of the acquisition of Intelsat is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the satellites, orbital slots and CVRs; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to revenue, contributory asset charges and discount rate used in the cash flow projections for the valuation of the satellites and orbital slots, and price, probability of occurrence and discount rate for the valuation of the CVRs; and (iii) the audit effort involved the use of professionals with specialised skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others (i) reading the purchase agreement; (ii) testing management’s process for developing the fair value estimate of the satellites, orbital slots and CVRs; (iii) evaluating the appropriateness of the valuation methods used by management; (iv) testing the completeness and accuracy of the underlying data used in the valuations of the satellites, orbital slots and CVRs; (v) evaluating the reasonableness of the significant assumptions used by management related to revenue, contributory asset charges and discount rate used in the cash flow projections for the valuation of the satellites and orbital slots, and price, probability of occurrence and discount rate for the valuation of the CVRs; and (vi) evaluating the appropriateness of the disclosures in the consolidated financial statements. Evaluating management’s assumption related to revenue involved considering (i) the performance of the Intelsat business; (ii) consistency with the three-year business plan approved by the Board of Directors; and (iii) consistency with evidence obtained in other areas of the audit. Professionals with specialised skills and knowledge were used to assist in evaluating (i) the appropriateness of the valuation methods; and (ii) the reasonableness of the contributory asset charges and discount rate assumption for the valuation of satellites and orbital slots; and price, probability of occurrence and discount rate for the valuation of CVRs.
Luxembourg
,
4
March 2026
PricewaterhouseCoopers Assurance, Société coopérative
Represented by
/s/ Tal Ribon
Tal Ribon
We have served as the Company’s auditor since 2013.

F-
6

Consolidated financial statements as at and for the year ended 31 December 2025

Consolidated income statement
for the year ended 31 December

€million		2025	2024	2023
Revenue	Note 5	2,627	2,001	2,030
C-band repurposing income	Note 39	3	88	2,744
Other income	Note 3	182	3	5
Cost of sales	Note 6	(755)	(461)	(444)
Staff costs	Note 6	(495)	(402)	(409)
Other operating expenses	Note 6	(348)	(236)	(244)
Operating expenses	Note 6	(1,598)	(1,099)	(1,097)
Fair value movement on contingent value rights	Note 4	(28)	—	—
Depreciation expense	Note 15	(836)	(650)	(603)
Property, plant and equipment impairment	Note 15	(73)	(216)	(26)
Assets in the course of construction impairment	Note 16	—	—	(425)
Amortisation expense	Note 17	(140)	(156)	(89)
Intangible assets impairment	Note 17	(73)	93	(3,225)
Operating profit / (loss)		64	64	(686)
Finance income	Note 8	160	136	64
Finance costs	Note 8	(332)	(139)	(106)
Net financing costs	Note 8	(172)	(3)	(42)
Other non-operating income / expenses (net)	Note 9	(7)	21	—
Profit / (loss) before tax		(115)	82	(728)
Income tax expense	Note 10	21	(55)	(176)
Profit / (loss) after tax		(94)	27	(904)
Profit / (loss) for the year		(94)	27	(904)
Attributable to:
Owners of the parent		(95)	15	(905)
Non-controlling interests		1	12	1
		(94)	27	(904)
Basic loss per share (in euro)
Class A shares	Note 13	(0.26)	0.00	(2.14)
Class B shares	Note 13	(0.10)	0.00	(0.86)
Diluted loss per share (in euro)
Class A shares	Note 13	(0.26)	0.00	(2.12)
Class B shares	Note 13	(0.10)	0.00	(0.86)
The notes are an integral part of the consolidated financial statements.

F-
7

Consolidated financial statements as at and for the year ended 31 December 2025

Consolidated statement of comprehensive income
for the year ended 31 December

€million		2025	2024	2023
Profit / (loss) for the year		(94)	27	(904)
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements of post-employment benefit obligation	Note 33	(11)	(2)	—
Income tax effect		4	1	—
Remeasurements of post-employment benefit obligation, net of tax		(7)	(1)	—
Total items that will not be reclassified to profit or loss		(7)	(1)	—
Items that may be reclassified subsequently to profit or loss
Impact of currency translation	Note 12	(458)	228	(196)
Income tax effect	Note 12	24	(12)	11
Total impact of currency translation, net of tax		(434)	216	(185)
Net investment hedge	Note 24	30	(15)	22
Income tax effect	Note 24	(8)	4	(6)
Total net investment hedge, net of tax		22	(11)	16
Cash flow hedges	Note 24	(23)	—	—
Income tax effect		6	—	—
Cash flow hedges, net of tax	Note 24	(17)	—	—
Reclassified to goodwill	Note 4	17	—	—
Total items that may be reclassified subsequently to profit or loss		(412)	205	(169)
Total other comprehensive (loss)/income for the year, net of tax		(419)	204	(169)
Total comprehensive (loss)/income for the year, net of tax		(513)	231	(1,073)
Attributable to:
Owners of the parent		(512)	218	(1,074)
Non-controlling interests		(1)	13	1
The notes are an integral part of the consolidated financial statements.

F-
8

Consolidated financial statements as at and for the year ended 31 December 2025

Consolidated statement of financial position
as at 31 December

€million		2025	2024
Non-current assets
Property, plant and equipment	Note 15	5,399	2,924
Assets in the course of construction	Note 16	1,750	1,348
Subtotal		7,149	4,272
Intangible assets	Note 17	2,810	908
Other financial assets	Note 18	135	34
Derivatives		9	—
Lease receivable	Note 36	13	—
Investments accounted for using the equity method	Note 19	77	—
Prepayments		28	2
Income tax receivable	Note 10	155	—
Trade and other receivables	Note 22	91	107
Deferred customer contract costs		19	1
Deferred tax assets	Note 11	644	701
Total non-current assets		11,130	6,025
Current assets
Inventories	Note 20	196	49
Trade and other receivables	Note 22	770	649
Deferred customer contract costs		8	2
Other financial assets	Note 18	9	—
Prepayments		117	58
Income tax receivable		65	23
Cash and cash equivalents	Note 25	1,075	3,521
Total current assets		2,240	4,302
Total assets		13,370	10,327
Equity
Attributable to the owners of the parent	Note 26	2,623	3,423
Non-controlling interests	Note 27	91	69
Total equity		2,714	3,492
Non-current liabilities
Borrowings	Note 29	5,507	4,247
Provisions	Note 30	46	3
Deferred income	Note 21	522	338
Deferred tax liabilities	Note 11	455	212
Other long-term liabilities	Note 32	35	41
Contingent value rights	Note 4	749	—
Employee benefit obligations	Note 33	48	14
Lease liabilities	Note 36	559	32
Fixed assets suppliers	Note 34	164	426
Total non-current liabilities		8,085	5,313
Current liabilities
Borrowings	Note 29	798	273
Provisions	Note 30	64	128
Deferred income	Note 21	303	225
Trade and other payables	Note 31	1,032	678
Employee benefit obligations	Note 33	1	—
Lease liabilities	Note 36	76	19
Fixed assets suppliers	Note 34	279	184
Income tax liabilities		18	15
Total current liabilities		2,571	1,522
Total liabilities		10,656	6,835
Total equity and liabilities		13,370	10,327
The notes are an integral part of the consolidated financial statements.

F-
9

Consolidated financial statements as at and for the year ended 31 December 2025

Consolidated statement of cash flows
for the year ended December 31

€million		2025	2024	2023
Profit / (loss) before tax		(115)	82	(728)
Taxes paid during the year		(35)	(168)	(442)
Interest expense on borrowings	Note 8	178	104	86
Interest income		(136)	(127)	(51)
Depreciation, amortisation and impairment	Notes 15, 16, 17	1,121	929	4,368
Amortisation of client upfront payments		(25)	(45)	(45)
Other non-cash items in the consolidated income statement	Note 37	(5)	—	173
Consolidated operating profit adjusted for non-cash items and tax payments and before working capital changes		983	775	3,361
Changes in working capital
(Increase) in inventories		21	—	(26)
Decrease in trade and other receivables		53	38	13
Decrease/(increase) in prepayments		(12)	7	(2)
Increase/(decrease) in trade and other payables		(116)	205	(4)
(Decrease)/increase in upfront payments		(21)	(19)	137
Changes in working capital		(75)	231	118
Net cash generated by operating activities		908	1,006	3,479
Cash flow from investing activities
Payments for acquisition of subsidiary, net of cash acquired	Note 4	(1,454)	—	—
Payments for purchases of intangible assets		(26)	(23)	(22)
Payments for purchases of tangible assets		(522)	(280)	(383)
Proceeds from sale of tangible assets		3	—	—
Interest received		123	158	45
Insurance claim received	Note 3	164	—	—
Proceeds from sale of business		12	—	—
Other investing activities		35	(14)	(10)
Net cash absorbed by investing activities		(1,665)	(159)	(370)
Cash flow from financing activities
Proceeds from borrowings	Notes 29, 37	2,159	1,034	—
Repayment of borrowings	Notes 29, 37	(2,906)	(717)	(706)
Partial redemption of perpetual bond		(59)	(35)	—
Transaction costs in respect of undrawn facilities		(10)	(22)	—
Coupon paid on perpetual bond	Note 26	(16)	(49)	(49)
Dividends paid on ordinary shares 1	Note 14	(207)	(320)	(220)
Interest paid on borrowings		(264)	(110)	(109)
Payments for acquisition of treasury shares		—	(128)	(22)
Proceeds from treasury shares sold and exercise of stock options		2	—	1
Lease payments	Notes 36, 37	(60)	(26)	(22)
Payment in respect of changes in ownership interest in subsidiaries		—	(2)	1
Net cash absorbed by financing activities		(1,361)	(375)	(1126)
Net foreign exchange movements		(328)	142	(123)
Net increase / (decrease) in cash		(2,446)	614	1860
Cash and cash equivalents at start of the year	Note 25	3,521	2,907	1047
Cash and cash equivalents at end of the year	Note 25	1,075	3,521	2907

1	Dividends are presented net of dividends received on treasury shares of EUR 17 million (2024: EUR 15 million , 2023: EUR 3 million)
The notes are an integral part of the consolidated financial statements.

F-1
0

Consolidated financial statements as at and for the year ended 31 December 2025

Consolidated statement of changes in shareholder’s equity
for the year ended 31 December 2025

	Attributable to owners of the parent
€million	Issued capital	Share premium	Treasury shares	Perpetual bond	Other reserves 2	Retained earnings	Foreign currency translation reserve	Total	Non- controlling interest	Total equity
At 1 January 2025	696	1,564	(198)	588	875	15	(117)	3,423	69	3,492
Result for the year	—	—	—	—	—	(95)	—	(95)	1	(94)
Other comprehensive income	—	—	—	—	(7)	—	(410)	(417)	(2)	(419)

Total comprehensive income for the year	—	—	—	—	(7)	(95)	(410)	(512)	(1)	(513)

Allocation of 2025 result	—	—	—	—	15	(15)	—	—	—	—
Partial redemption of perpetual bond (Note 26)	—	—	—	(63)	4	—	—	(59)	—	(59)
Coupon on perpetual bond (Note 26)	—	—	—	—	(16)	—	—	(16)	—	(16)
Tax on perpetual bond coupon (Note 26)	—	—	—	—	4	—	—	4	—	4
Transactions with owners in their capacity as owners:
Dividends provided for or paid 1	—	—	—	—	(207)	—	—	(207)	—	(207)
Share-based compensation expense (Note 28)	—	—	—	—	3	—	—	3	—	3
Exercise of share-based compensation	—	—	17	—	(11)	—	—	6	—	6
Income tax relating to treasury shares impairment expense or reversal	—	—	—	—	(19)	—	—	(19)	—	(19)
Non-controlling interests on acquisition of subsidiary	—	—	—	—	—	—	—	—	26	26
Transactions with non-controlling interest and other movements	—	—	—	—	—	—	—	—	(3)	(3)

Total transactions with owners in their capacity as owners	—	—	17	—	(234)	—	—	(217)	23	(194)

At 31 December 2025	696	1,564	(181)	525	641	(95)	(527)	2,623	91	2,714

1	Dividends are presented net of dividends received on treasury shares of EUR 17 million.
2	The non-distributable items included in other reserves are described in Note 26.
The notes are an integral part of the consolidated financial statements.

F-1
1

Consolidated financial statements as at and for the year ended 31 December 2025

Consolidated statement of changes in shareholder’s equity
for the year ended December 31, 2024

	Attributable to owners of the parent
€million	Issued capital	Share premium	Treasury shares	Perpetual bond	Other reserves 2	Retained earnings	Foreign currency translation reserve	Total	Non- controlling interest	Total equity
At 1 January 2024	696	1,564	(95)	625	2,137	(905)	(321)	3,701	57	3,758
Result for the year	—	—	—	—	—	15	—	15	12	27
Other comprehensive income	—	—	—	—	(1)	—	204	203	1	204

Total comprehensive income for the year	—	—	—	—	(1)	15	204	218	13	231

Allocation of 2023 result	—	—	—	—	(905)	905	—	—	—	—
Partial redemption of perpetual bond (Note 26)	—	—	—	(37)	2	—	—	(35)	—	(35)
Coupon on perpetual bond (Note 26)	—	—	—	—	(49)	—	—	(49)	—	(49)
Tax on perpetual bond coupon (Note 26)	—	—	—	—	6	—	—	6	—	6
Transactions with owners in their capacity as owners:
Dividends provided for or paid 1	—	—	—	—	(320)	—	—	(320)	—	(320)
Purchase of treasury shares	—	—	(124)	—	—	—	—	(124)	—	(124)
Share-based compensation expense (Note 28)	—	—	—	—	10	—	—	10	—	10
Exercise of share-based compensation	—	—	21	—	(22)	—	—	(1)	—	(1)
Income tax relating to treasury shares impairment expense or reversal	—	—	—	—	20	—	—	20	—	20
Transactions with non-controlling interest and other movements	—	—	—	—	(3)	—	—	(3)	(1)	(4)

Total transactions with owners in their capacity as owners	—	—	(103)	—	(315)	—	—	(418)	(1)	(419)

At 31 December 2024	696	1,564	(198)	588	875	15	(117)	3,423	69	3,492

1	Dividends are presented net of dividends received on treasury shares of EUR 15 million.
2	The non-distributable items included in other reserves are described in Note 26.
The notes are an integral part of the consolidated financial statements.

F-1
2

Consolidated financial statements as at and for the year ended 31 December 2025

Consolidated statement of changes in shareholder’s equity
for the year ended December 31, 2023

	Attributable to owners of the parent
€million	Issued capital	Share premium	Treasury shares	Perpetual bond	Other reserves 2	Retained earnings	Foreign currency translation reserve	Total	Non- controlling interest	Total equity
At 1 January 2023	696	1,564	(80)	1,175	2,428	(34)	(153)	5,596	62	5,658
Result for the year	—	—	—	—	—	(905)	—	(905)	1	(904)
Other comprehensive income	—	—	—	—	—	—	(169)	(169)	—	(169)

Total comprehensive income for the year	—	—	—	—	—	(905)	(169)	(1,074)	1	(1,073)

Allocation of 2022 result	—	—	—	—	(34)	34	—	—	—	—
Reclassification of perpetual bond (Note 26)	—	—	—	(550)	—	—	—	(550)	—	(550)
Coupon on perpetual bond (Note 26)	—	—	—	—	(49)	—	—	(49)	—	(49)
Tax on perpetual bond coupon (Note 26)	—	—	—	—	14	—	—	14	—	14
Transactions with owners in their capacity as owners:
Dividends provided for or paid 1	—	—	—	—	(220)	—	—	(220)	—	(220)
Purchase of treasury shares	—	—	(27)	—	—	—	—	(27)	—	(27)
Share-based compensation expense (Note 28)	—	—	—	—	9	—	—	9	—	9
Exercise of share-based compensation	—	—	12	—	(10)	—	—	2	—	2
Transactions with non-controlling interest and other movements	—	—	—	—	(1)	—	1	—	(6)	(6)

Total transactions with owners in their capacity as owners:	—	—	(15)	—	(222)	—	1	(236)	(6)	(242)

At 31 December 2023	696	1,564	(95)	625	2,137	(905)	(321)	3,701	57	3,758

1	Dividends are presented net of dividends received on treasury shares of EUR 3 million.
2	The non-distributable items included in other reserves are described in Note 26.
The notes are an integral part of the consolidated financial statements.

F-1
3

Consolidated financial statements
as at and for the year ended 31 December 2025
Notes to the consolidated financial statements
Note 1—Corporate information
SES S.A. (‘SES’ or ‘the Company’) was incorporated on 16 March 2001 as a limited liability company (Société Anonyme) under Luxembourg Law. References to ‘the Group’ in the following notes are to the Company and its subsidiaries. SES trades under ‘SESG’ on the Luxembourg Stock Exchange and Euronext, Paris. The registered office of the Company is at Château de Betzdorf,
L-6815
Betzdorf, Luxembourg.
SES is a leader in global content connectivity solutions, leveraging a vast and intelligent network spanning satellite and ground infrastructure to create, deliver and manage video and data solutions enabling customers to connect more people in more places with content that enriches their personal stories with knowledge, entertainment and opportunity.
On 17 July 2025 the company acquired Intelsat Holdings S.à r.l. and its subsidiaries (‘Intelsat’) from Intelsat S.A. (see Note 4). Pursuant to the terms of the agreement, on 29 April 2025 the Company filed a registration statement on Form
F-4
with the United States Securities and Exchange Commission (‘SEC‘) to register the Contingent Value Rights issued to Intelsat S.A.’s shareholders as part of the consideration for the acquisition. The registration statement was declared effective by the SEC on 14 May 2025. As a result of the effectiveness of the registration statement, the Company became subject to the reporting requirements of Section 15(d) of the U.S. Securities Exchange Act of 1934, as amended, as a Foreign Private Issuer.
To align these consolidated financial statements with SEC requirements, the Group has elected to include additional comparative information for the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of cash flows, consolidated statement of changes in shareholder’s equity, as well as in related relevant notes.
The consolidated financial statements of SES as at, and for the year ended, 31 December 2025 were authorised for issue in accordance with a resolution of the board of directors on 27 February 2026. Under Luxembourg Law, the consolidated financial statements are approved by the shareholders at their Annual General Meeting.
Note 2—Summary of material accounting policies
Basis of preparation
The consolidated financial statements have been prepared in compliance with IFRS Accounting Standards as issued by the International Accounting Standards Board (‘IASB’) and in accordance with IFRS Accounting Standards as adopted by the European Union (‘IFRS Accounting Standards’), as at 31 December 2025.
The consolidated financial statements have been prepared on a historical cost basis, except where fair value is required by IFRS Accounting Standards.
The consolidated financial statements are presented in euro (EUR). Unless otherwise stated, all amounts are rounded to the nearest million, except share and earnings per share data and audit and non-audit
fee disclosures.
Changes in accounting policies
The accounting policies adopted are consistent with those of the previous financial year, except for the changes in the accounting policy disclosed under “Significant accounting judgments and estimates” below. Any new IFRS Accounting Standards amendments, effective from 1 January 2025 and not mentioned below are not applicable to the Group.

F-
1
4

Consolidated financial statements
as at and for the year ended 31 December 2025

New standards and interpretations not yet adopted
A number of new standards and amendments to standards and interpretations are relevant for the Group and effective for annual periods beginning on or after 1 January 2026, and have not been early adopted in preparing these consolidated financial statements:

1.	Sale or contribution of assets between an investor and its associate or joint venture – Amendments to IFRS 10 and IAS 28
The IASB has made limited scope amendments to IFRS 10 (‘Consolidated Financial Statements’) and IAS 28 (‘Investments in Associates and Joint Ventures’) which clarify the accounting treatment for sales or contribution of assets between an investor and their associates or joint ventures. They confirm that the accounting treatment depends on whether the non-monetary
assets sold or contributed to an associate or joint venture constitute a ‘business’ (as defined in IFRS 3 Business Combinations).
Where the
non-monetary
assets constitute a business, the investor will recognize the full gain or loss on the sale or contribution of assets. If the assets do not meet the definition of a business, the gain or loss is recognized by the investor only to the extent of the other investor’s interests in the associate or joint venture. The amendments apply prospectively. The IASB decided to defer the application date of this amendment until such time as the IASB has finalised its research project on the equity method.

2.	IFRS 18 Presentation and Disclosure in Financial Statements
On 9 April 2024, the IASB issued ‘IFRS 18 Presentation and Disclosure in Financial Statements’. This new standard focuses on updates to the statement of profit or loss. The key concepts introduced in IFRS 18 relate to the structure of the statement of profit or loss, required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (management-defined performance measures) and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.
IFRS 18 will replace IAS 1, many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it might change what an entity reports as its ‘operating profit or loss’.
On 13 February 2026 IFRS 18 was endorsed by the EU and will apply for reporting periods beginning on or after 1 January 2027 and also applies to comparative information. . The Group has yet to assess the impact to its consolidated financial statements of the changes in presentation and disclosure required by IFRS 18.

3.	Amendment to IFRS 9 and IFRS 7—Classification and Measurement of Financial Instruments
On 30 May 2024, the IASB issued ‘Amendment to IFRS 9 and IFRS 7—Classification and Measurement of Financial Instruments’. These amendments: clarify the requirements for the timing of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system; clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion; add new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environment, social and governance (ESG) targets); and make updates to the disclosures for equity instruments designated at Fair Value through Other Comprehensive Income (FVOCI). The amendments to IFRS 9 and IFRS 7 were endorsed by the EU and are effective for annual reporting periods beginning on or after 1 January 2026, with early application permitted. The Group has yet to assess the impact of these amendments to its consolidated financial statements.

4.	Annual improvements to IFRS – Volume 11
In July 2024, the IASB issued ‘Annual Improvements to IFRS Accounting Standards – Volume 11’, which amend the following standards: IFRS 1 First-time Adoption of International Financial Reporting Standards,

F-1
5

Consolidated financial statements
as at and for the year ended 31 December 2025

IFRS 7 Financial Instruments: Disclosures and its accompanying Guidance on implementing IFRS 7, IFRS 9 Financial Instruments, IFRS 10 Consolidated Financial Statements and IAS 7 Statement of Cash Flows. The amendments were endorsed by the EU and are effective for annual reporting periods beginning on or after 1 January 2026, with early application permitted. The Group has yet to assess the impact of these amendments to its consolidated financial statements.

5.	Amendments to Illustrative Examples on IFRS 7, IFRS 18, IAS 1, IAS 8, IAS 36 and IAS 37- Disclosures about Uncertainties in the Financial Statements
These amendments include examples illustrating how an entity applies the requirements in IFRS Accounting Standards to disclose the effects of uncertainties in its financial statements. The examples demonstrate how to disclose the impacts of uncertainties within climate-related scenarios, but the principles and requirements are also applicable to disclosure of other uncertainties. The examples do not add to or change requirements in IFRS Accounting Standards and therefore there are no transition requirements. Instead, these examples will accompany the respective IFRS Accounting Standards to which they relate.
Basis of consolidation
The consolidated financial statements comprise the financial statements of the Company and its controlled subsidiaries, after the elimination of all inter-company transactions. Subsidiaries are fully consolidated from the date the Company obtains control until such time as control ceases. The financial statements of subsidiaries are generally prepared for the same reporting period as the Company, using consistent accounting policies. If required, adjustments are made to align any dissimilar accounting policies that may exist. For details regarding the subsidiaries included in the consolidated financial statements see Note 41.
Total comprehensive income or loss incurred by a subsidiary is attributed to the non-controlling
interest even if that results in a deficit balance. Should a change in the ownership interest in a subsidiary occur, without a loss of control, this is accounted for as an equity transaction.
Should the Group cease to have control, any retained interest in the entity is re-measured
to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purpose of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.
Non-controlling
interests in the results and equity of subsidiaries are presented separately in the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in shareholders’ equity and consolidated statement of financial position respectively.
Investments in joint arrangements
Under IFRS 11, investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. Joint ventures are accounted for using the equity method whereby the interest is initially recognized at cost and is then adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses and movements in other comprehensive income. When the Group’s share of losses in a joint venture equals or exceeds its interest in the joint venture (including any long-term interest which, in substance, forms part of the Group’s net investment in the joint venture), the Group does not recognize further losses unless it has incurred obligations or made payments on behalf of the joint venture.

F-
16

Consolidated financial statements
as at and for the year ended 31 December 2025

Unrealized gains on transactions between the Group and a joint venture are eliminated to the extent of the Group’s interest in the joint venture. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Financial statements of joint ventures are prepared for the same reporting year as the Group with adjustments made as necessary to bring the accounting policies used into line with those of the Group.
The Group assesses investments in joint ventures for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If any such indication of impairment exists, the carrying amount of the investment is compared with its recoverable amount, being the higher of its fair value less costs to sell and value-in-use.
Where the carrying amount exceeds the recoverable amount, the investment is written down to its recoverable amount. The Group ceases to use the equity method of accounting on the date from which it no longer has joint control over the joint venture or when the investment is classified as held for sale.
Investments accounted for using the equity method
An associate is an entity in which the Group has significant influence but not control or joint control. The Group accounts for investments in associates using the equity method of accounting as described above. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortised.
The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount within ‘Share of associates’ result’ in the consolidated income statement.
The Group’s share of post-acquisition profit or loss is recognized in the consolidated income statement, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group’s share of losses in an associate equals, or exceeds, its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses unless it has incurred legal or constructive obligations or made payments on behalf of the associate. In general, the financial statements of associates are prepared for the same reporting year as the parent company, using consistent accounting policies. If required, adjustments are made to align any dissimilar accounting policies that may exist. For details regarding the associates included in the consolidated financial statements see Note 4
1
.
Profits and losses resulting from upstream and downstream transactions between the Group and an associate are recognized in the Group’s consolidated financial statements only to the extent of unrelated investors’ interests in the associate. Dilution gains and losses arising in investments in associates are recognized in the consolidated income statement.
The Group ceases to use the equity method of accounting on the date from which it no longer has significant influence over the associate, or when the interest becomes classified as an asset held for sale.
Significant accounting judgments and estimates

1	Changes in accounting estimates
In 2025, and following the acquisition of Intelsat, management has made one change to the estimates applied for the financial year ended 31 December 2025. With respect to the Company’s slot-satellite-ground cash-generating units (‘SSG CGUs‘), management now monitors its goodwill by grouping all its SSG CGUs together into a single group for the purpose of the impairment test. Management made this change due to (a) the transformative nature of the Intelsat acquisition, (b) the substantial synergies expected to be realized

F-
17

Consolidated financial statements
as at and for the year ended 31 December 2025

due to the acquisition, which affect all assets of the group, and (c) management’s profitability analysis being performed at the business level, not by vertical or asset. In 2024, management grouped its CGUs in two groups: geostationary satellites (‘GEO‘) and medium Earth orbit satellites (‘MEO’).

2	Judgments
Other than the changes in accounting estimates mentioned above, in the process of applying the Group’s accounting policies, management has made the following judgments, apart from those involving estimations, which have the most significant effect on the amounts recognized in the financial statements.

i.	Taxation
The Group operates in numerous tax jurisdictions and management is required to assess tax issues and exposures across its entire operations and to accrue for potential liabilities based on its interpretation of country-specific tax law and best estimates. In conducting this review management assesses the magnitude of the issue and the likelihood, based on experience and specialist advice, as to whether it will result in a liability for the Group. If this is deemed to be the case, then a provision is recognized for the potential taxation charges. More details are given in Notes 10 and 30.
One significant area of management judgement is around transfer pricing. Whilst the Group employs dedicated members of staff to establish and maintain appropriate transfer pricing structures and documentation, judgement still needs to be applied, and hence potential tax exposures can be identified in the different jurisdictions where the Group operates. The Group, as part of its overall assessment of liabilities for taxation, reviews in detail the transfer pricing structures in place and records provisions where this seems appropriate on a case-by-case
basis.

ii.	The impact of changes in inflation and interest rates
The Group has considered the potential impact of changes in inflation and interest rates during the period on its financial statements particularly in its estimations of future cash flows and assumptions about financing costs.
The main effect observed in 2025 has been an increase in discount rates applied to EUR flows used to reflect the time value of money and adjustments to cash flows to account for an increase in risk-free rates in EUR terms and the peer-group beta. The discount rates applied to USD flows were slightly decreased as the increase in peer-group beta was more than offset by a decrease in risk-free rates in USD terms. Please refer to Note 17 (‘Intangible assets’) for further details.

iii.	Consolidation of entities in which the Group holds 50% or less
The Group consolidates a subsidiary where it has: power over the subsidiary; exposure, or rights, to variable returns from that subsidiary; and the ability to use its power over the subsidiary to affect the amount of the Group’s returns.

•	Al Maisan Satellite Communication Company L.L.C. (‘Al Maisan’)
Management has concluded that the Group controls Al Maisan even though it holds a 35%
economic interest in the company since it has the majority of the voting rights on Al Maisan’s board of directors and there are no
voting rights at the shareholder level which could affect SES’ control. SES has effective control over the relevant activities of Al Maisan, such as budget approval, appointment and removal of the Chief Executive Officer and senior management team members as well as over the appointment or removal of the majority of the members of the board of directors. The entity is therefore consolidated with a
65%
non-controlling
interest (see Note 27).

•	LuxGovSat S.A. (‘LuxGovSat’)
SES and the Luxembourg government jointly incorporated LuxGovSat
,
subscribing equally in the equity of the company. Management has concluded that the Group controls LuxGovSat since it has

Consolidated financial statements
as at and for the year ended 31 December 2025

effective control over the relevant activities of the entity. It is therefore consolidated with a
50
%
non-controlling
interest (see Note
27)
.

•	West Africa Platform Services Ltd, Ghana (‘WAPS’)
Management has concluded that the Group controls WAPS even though it holds a 49% economic interest in the company since it has the majority of the voting rights on the company’s board of directors and there are no voting rights at the shareholder level which could affect SES’ control. Through control over the selection of key management positions and oversight of the company’s day-to-day
operations, the Company has the requisite powers to control and consolidate the company with a 51%
non-controlling
interest. Note that the Company disposed of its interest in WAPS during the fourth quarter of 2024.

•	Luxembourg Space Sector Development SCSp
Management has concluded that the Group controls this entity since whilst SES and the Government of Luxembourg have equal voting rights in the fund’s Investor Committee, and hence jointly set the investment policy and approve investments, an SES affiliate, in its capacity as fund manager, oversees all day-to-day
management and investment aspects of the fund and retains the decision-making power with regard to any decision not specifically attributed to the Investor Committee.

•	Horizons Satellite Holdings LLC (‘Horizons Holdings’)
Horizons Satellite Holdings LLC is a 50% / 50% joint venture with JSAT International,
Inc. (‘JSAT‘) that holds
a 100% interest in

two
subsidiary companies
:
Horizons-1
Satellite LLC and
Horizons-2
Satellite LLC. Management has concluded that the Group controls Horizons Holdings since it has effective control over the relevant activities of the entity. It is therefore consolidated with a
50
%
non-controlling
interest (see Note
27)
. The Group is the primary beneficiary of the operations of the joint venture because decisions relating to any future relocation of the Horizons
2
satellite, the most significant asset of the joint venture, are effectively controlled by SES.

iv.	SES Space and Defense Inc. (‘SES SD’)
SES SD and its 100% subsidiary
Global Enterprise Solutions Inc. are subject to a Proxy Agreement agreed with the Defense Counterintelligence and Security Agency (‘DCSA’) of the US Department of Defense (‘DOD’) to mitigate foreign ownership, control or influence (‘FOCI’). A proxy agreement is required when a foreign person acquires or merges with a U.S. entity that has a facility security clearance. A proxy agreement conveys a foreign owner’s voting rights to independent proxy holders, comprising the proxy board. Proxy Holders are cleared U.S. citizens approved by DCSA.
DCSA require that SES SD operate pursuant to a FOCI mitigation agreement due to its indirect ownership by a non-U.S. entity SES and due to SES SD’s U.S. government contracts that required access to classified information. The Proxy Agreement enables SES SD to participate in classified contracts with the U.S. Government despite being owned by a non-U.S. corporation.
As a result of the Proxy Agreement, certain limitations are placed on the information which may be shared, and the interaction which may occur, between SES SD and other Group companies. The Proxy Holders, in addition to acting as directors of SES SD, vote in place of the foreign parent in the interest of SES’s shareholders and of U.S. national security.
SES’s assessment of the effective control over the relevant activities of SES SD encompassed the ability to effect those activities that significantly affect the investee’s returns, the appointment of the Proxy Holders, and the exposure to the variability of financial returns based on the financial performance of SES SD.

F-
1
9

Consolidated financial statements
as at and for the year ended 31 December 2025

Based on this assessment, SES concluded that, from an IFRS 10 perspective, SES has, and is able to exercise, power over the relevant activities of SES SD and has an exposure to variable returns from its involvement in SES SD—and therefore controls the entity.

3	Estimation uncertainty
The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year(s), are described below. The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Group. Such changes are reflected in revisions to the assumptions when they occur.

i.	Impairment testing for goodwill, definite-life intangible assets, and space segment assets including assets under construction
The Group performs impairment tests to determine whether goodwill, definite-life intangible assets (principally orbital slot rights), and space segment assets (including assets under construction) are impaired. Impairment testing procedures are performed annually, or whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If any such indication exists, the Group determines an estimate of the recoverable amount, as the higher of: (1) the fair value less cost of disposal and, (2) its value-in-use,
to determine whether the recoverable amount exceeds the carrying amount included in the consolidated financial statements. The annual impairment tests are performed as of 31 December each year. The recoverable amounts are determined based on a value-in-use
calculation using the three-year business plans approved by the board of directors.
Establishing the
value-in-use
requires the Group to make an estimate of the expected future post-tax
cash flows from the slot-satellite-ground CGU and to choose a suitable post-tax
discount rate and post-business plan growth rate to calculate the present value of those cash flows. For the Group’s slot-satellite-ground CGUs, the estimation of the value-in-use
also requires estimations of the future commercial revenues to be generated by each slot and the satellites located therein, particularly related to new markets or services, the impact of past in-orbit
anomalies and their potential impact on the satellite’s ability to provide its expected commercial service, and the amount and timing of future capital expenditures to maintain those revenues, if required.
The calculations of
value-in-use
are most sensitive to:

a.	Movements in the underlying business plan assumptions
Business plans are drawn up annually and provide an assessment of the expected developments for a three-year period beyond the end of the year when the plan is drawn up. These business plans reflect both the most up-to-date
assumptions concerning the slot-satellite-ground CGU’s market(s) and business trends. For the provision of satellite capacity these will particularly consider the following factors:

•	revenue: based on expected developments in transponder fill rates, including the impact of replacement capacity, and customer pricing; and

•
capital expenditure: any changes in the expected capital expenditure cycle, for example due to the technical degradation of a satellite or the need for replacement capacity; and any changes in satellite procurement, launch or cost assumptions, including launch schedules.

Consolidated financial statements
as at and for the year ended 31 December 2025

b.	Changes in discount rates
Discount rates reflect management’s estimate of the risks specific to the primary currency to determine the post-tax
weighted average cost of capital used for each slot-satellite-ground CGU. This reflects market interest rates of twenty-year bonds in the market concerned, the capital structure of businesses in the Group’s business sector, and other factors, as necessary, applied specifically to the primary currency.

c.	Changes in growth rate assumptions
Growth rate assumptions used to extrapolate cash flows beyond the business plan period are based on commercial experience relating to the types of slot-satellite-ground CGUs concerned and the expectations for developments in the market(s) which they serve.

ii.	Recoverability of deferred tax assets
The Group recognizes deferred tax assets primarily in connection with the carry-forward of unused tax losses and tax credits. The Group reviews the tax position in the different jurisdictions in which it operates to assess the need to recognize such assets based mainly on projections of taxable profits to be generated in each of those jurisdictions. The carrying amount of each deferred tax asset is reviewed at each reporting date and reduced to the extent that current projections indicate that it is no longer probable that sufficient taxable profits will be available to enable all, or part, of the asset to be recovered.

iii.	Expected credit losses on trade receivables and unbilled accrued revenue
The Group estimates expected credit losses on trade receivables and unbilled accrued revenues using a provision matrix based on loss expectancy rates and forward-looking information. The Group records additional losses if circumstances or forward-looking information cause the Group to believe that an additional collectability risk exists which is not reflected in the loss expectancy rates (Note 24).

iv.	Insurance claim in connection with first generation mPOWER satellites
In 2023, health issues emerged with the initial four mPower satellites, prompting SES to initiate insurance claims under its ‘Launch plus sixteen months’ insurance policies. The Company submitted
Proof-of-Loss
documentation to its insurers and negotiations with those companies were initiated in 2024 and will continue beyond the year-end.
In the absence of formal acceptance of the claims by most of the external insurers, management is of the view that these claims qualify as contingent assets in the sense of IAS 37. Accordingly, income is only recognized when claims with individual insurers are agreed and settled.

v.	Fair value of financial instruments that are not traded in an active market
The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. The Group uses its judgement to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period. For details of the key assumptions used, and the impact of changes to these assumptions, see Note 23.

vi.	Fair value of contingent value rights
The fair value of the contingent value rights was determined based on a probability-weighted model. Management made certain assumptions in determining the fair value, which included the following:

•	a range of potential prices($/MHz) associated with the Applicable Spectrum;

•	a probability of occurrence of the FCC receiving auction authority to repurpose all or part of the Applicable Spectrum;

Consolidated financial statements
as at and for the year ended 31 December 2025

•	an assessment of the amount of the Applicable Spectrum to be repurposed under the FCC’s auction authority;

•	an assessment of the estimated average Accelerated Relocation Payments (“ARPs”) as a percentage of the proceeds and the relative share for the combined entity of SES and Intelsat;

•	a probability of the satellite operators, including SES, being able to successfully clear portions of the Applicable Spectrum in a timely and orderly manner;

•	an assessment of an estimated tax rate to be applied to any proceeds;

•	an assessment of the phases and timing of receipt of the proceeds; and

•	an assessment of a discount rate to be applied to the future proceeds.

vii.	Defined benefit pension obligation
The Group operates defined benefit pension plans in US. The cost of providing benefits to eligible participants under the defined benefit retirement plan is calculated using the plan’s benefit formulas, which take into account the participants’ remuneration, dates of hire, years of eligible service, and certain actuarial assumptions. In addition, as part of the overall medical plan, the Group provides postretirement medical benefits to certain current retirees who meet the criteria under the medical plan for postretirement benefit eligibility. Refer to the Employee benefit obligations section below for details on how the liability, net interest cost, and remeasurement gains and losses are calculated and reported.
Expenses for defined benefit retirement plan and for postretirement medical benefits are developed from actuarial valuations. Any significant decline in the fair value of our defined benefit retirement plan assets or other adverse changes to the significant assumptions used to determine the plan’s funded status would negatively impact its funded status and could result in increased funding in future periods.
Key assumptions used in determining the present value of future benefit payments include discount rates, mortality assumptions, health care trend costs, and inflation rates. These inputs are reviewed and updated on an annual basis. For details of the key assumptions used, and the impact of changes to these assumptions, see Note 33.

viii.	Business combination / Purchase Price Allocation
Management used certain assumptions in determining the fair value of the assets and liabilities recognized as a result of Intelsat acquisition. The provisional fair values are disclosed in Note 4.
Business combinations
Business combinations are accounted for using the acquisition method. The consideration transferred for the acquisition of the subsidiary is measured as the aggregate of the:

•	fair value of the assets transferred;

•	fair value of liabilities incurred to the former owners of the acquired business;

•	fair value of equity interests issued by the Group;

•	fair value of any asset or liability resulting from a contingent consideration agreement; and

•	fair value of any pre-existing equity interest in the subsidiary.
For each business combination, SES measures the
non-controlling
interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed and included in other operating expenses.

F-2
2

Consolidated financial statements
as at and for the year ended 31 December 2025

When the Group acquires a business, it assesses the financial assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. Assets acquired, and liabilities assumed, are recognized at fair value, with limited exceptions.
The excess of the:

•	consideration transferred;

•	amount of any non-controlling interest in the acquired entity; and

•	acquisition-date fair value of any previous equity interest in the acquired entity;
over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as a bargain purchase.
Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. If the business combination is achieved in stages, the acquisition date carrying value of the Group’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss. Any contingent consideration to be transferred by SES will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset, or a liability, will be recognized in profit or loss.
Property, plant and equipment
Property, plant and equipment is initially recorded at historical cost, representing either the acquisition or manufacturing cost. Satellite cost includes the launcher, launch insurance, the net present value of performance incentives that are expected to be payable to the satellite manufacturers (dependent on the continued satisfactory performance of the satellites), costs directly associated with the monitoring and support of satellite construction, and interest costs incurred during the period of satellite construction.
The impact of changes resulting from a revision of management’s estimate of the cost of property, plant and equipment is recognized in the consolidated income statement in the period concerned.
Right-of-use
assets are measured at cost comprising the following:

•	the amount of the initial measurement of the corresponding lease liability;

•	any payments made at or before the commencement date of the lease, less any lease incentives received;

•	any initial direct costs; and

•	restoration costs.
Payments associated with short-term leases and leases of
low-value
assets are recogni
z
ed on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a term of twelve months or less.
Low-value
assets comprise
IT-equipment
and small items of office furniture. Costs for the repair and maintenance of these assets are recorded as an expense.

Consolidated financial statements
as at and for the year ended 31 December 2025

Property, plant and equipment is depreciated using the straight-line method, generally based on the following useful lives:

• Buildings	25 to 40 years
• Space segment assets	10 to 18 years
• Ground segment assets	3 to 15 years
• Other fixtures, fittings, tools and equipment	3 to 15 years
• Right-of-use assets	1 to 15 years
An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on the derecognition of an asset is included in the consolidated income statement in the period the asset is derecognized. The residual values, remaining useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year end and adjusted where necessary.
For reimbursable capitalised costs related to the procurement of satellites, launches, and upgraded ground facilities as part of the U.S.
C-band
repurposing project, the Group applies government grant accounting. The Group records credits to the recorded book values of the related asset when the costs have been incurred and the Group has obtained reasonable assurance that the costs will be reimbursed and that it will comply with the requirements attached to the reimbursement. See additional information in Note 39.
Assets in the course of construction
This caption includes primarily satellites under construction. Costs directly attributable to the purchase of a satellite and bringing it to the condition and location to be used as intended by management, such as launch costs and other related expenses like ground equipment and borrowing costs, are capitalised as part of the cost of the asset.
The cost of satellite construction may include an element of deferred consideration to satellite manufacturers referred to as satellite performance incentives. SES is contractually obligated to make these payments over the lives of the satellites, provided the satellites continue to operate in accordance with contractual specifications. Therefore, SES accounts for these payments as deferred financing, capitalising the present value of the payments as part of the cost of the satellites and recording a corresponding liability to the satellite manufacturers. An interest expense is recognized on the deferred financing and the liability is accreted based on the passage of time and reduced as the payments are made.
Once the asset enters operational service, the costs are transferred to assets in use and depreciation commences.
Borrowing costs
Borrowing costs directly attributable to the construction or production of a qualifying asset are capitalised during the construction period as part of the cost of the asset. All other borrowing costs are recognized as an expense in the period in which they are incurred.
Intangible assets

1	Goodwill
Goodwill is measured as described in the accounting policy for business combinations set out in Note 4.
After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing, goodwill from the acquisition date is allocated to the Group’s single group of slot-satellite-ground CGUs used for goodwill monitoring purposes.

F-2
4

Consolidated financial statements
as at and for the year ended 31 December 2025

The carrying value of acquisition goodwill is not amortised, but rather is tested for impairment annually, or more frequently if required to establish whether the value is still recoverable. The recoverable amount is defined as the higher of: (1) fair value less costs to sell and,
(2) value-in-use.
Impairment expenses are recorded in the consolidated income statement. Impairment losses relating to goodwill cannot be reversed in future periods.
The Group estimates
value-in-use
based on the estimated discounted cash flows to be generated by all its slot-satellite-ground CGUs plus any third-party or non-satellite
activities, generally using the three-year business plan approved by the board of directors. Beyond a three-year period, cash flows are usually estimated on the basis of stable rates of growth or decline.
Where goodwill forms part of a CGU and part of the operation within that unit is disposed of, then the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on its disposal. Goodwill disposed of in this situation is measured based on the relative values of the operation disposed of and the portion of the CGU unit retained.

2	Other intangibles

i	Orbital slot rights
Other intangibles consists mainly of rights of usage of orbital frequencies. The Group is authorised by governments to operate satellites at certain orbital locations. Governments acquire rights to these orbital locations through filings made with the International Telecommunication Union (‘ITU’), a sub-organisation
of the United Nations. The Group will continue to have rights to operate at its orbital locations so long as it maintains its authorisations to do so. The straight-line amortisation lives range from 1 to 21 years.
The Company treats all orbital slot rights as definite-life assets which are amortised over the depreciation lives of the corresponding on-station
satellites or their expected successor spacecraft where relevant. Orbital rights acquired for a non-cash
consideration are initially measured at the fair value of the consideration given.

ii	Customer relationships
Customer relationships relate to customer contracts acquired as part of a business combination. They are recognized at their fair value at the date of acquisition, based on internal analysis or more commonly through a third-party valuation at the time of the business combination, and are subsequently amortised on a straight-line based over the expected useful economic life of the asset. The current customer relationship assets are being amortised on a straight-line basis over a maximum period of

15

years.

iii	Software and development costs
Costs associated with maintaining computer software are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the following criteria are met:

•	it is technically feasible to complete the software product so that it will be available for use;

•	management intends to complete the software product and use or sell it;

•	there is an ability to use or sell the software product;

•	it can be demonstrated how the software product will generate probable future economic benefits;

•	adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and

•	the expenditure attributable to the software product during its development can be reliably measured.

F-2
5

Consolidated financial statements
as at and for the year ended 31 December 2025

Directly attributable costs that are capitalised as part of the software product include the software development employee costs and an appropriate portion of relevant overheads. Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Software development costs recognized as assets are amortised over their estimated useful life, not exceeding seven years.

iv	Research and development
Research expenditure and development expenditure that do not meet the criteria for capitalisation as set out above are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.
Impairment of other intangible assets, property, plant & equipment and assets in the course of construction
The Group assesses at each reporting date whether there is an indication that the carrying amount of the assets may not be recoverable. If such an indication exists then the recoverable amount of the asset or slot-satellite-ground CGU is reviewed to determine the amount of the impairment, if any. Assets other than goodwill that suffered an impairment in previous periods are reviewed for possible reversal of the impairment at the end of each reporting period.
Impairments can arise from complete or partial failure of a satellite as well as other changes in expected discounted future cash flows. Such impairment tests are based on a recoverable value determined using estimated future cash flows and an appropriate discount rate. The estimated cash flows are based on the most recent business plans. If an impairment is identified, the carrying value will be written down to its recoverable amount.
Investments and other financial assets
The Group classifies its financial assets in the following measurement categories:

•	those to be measured subsequently at fair value through profit or loss (‘FVTPL’); and

•	those to be measured at amortised cost.
At initial recognition the Group determines whether the cash flows comprise solely payment of principal and interest, and, for any assets which pass this test, the business model under which the financial asset will be held. In most cases, the Group measures a financial asset at its fair value plus, in the case of a financial asset not remeasured to fair value through the consolidated income statement, transaction costs directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value and revalued through the consolidated income statement are expensed in the period when they were incurred. All regular purchases and sales of financial assets are recognized on the date that the Group is committed to the purchase or sale of the asset.
Equity instruments
Unless SES has significant influence, the Group measures all equity investments at fair value. Changes in the fair value of financial assets are recognized in the consolidated income statement, unless the election is made to recognize these changes in other comprehensive income. SES has not made this election for any equity instruments.
Debt instruments
The Group classifies its debt instruments as fair value through profit or loss. A gain or loss on a debt instrument that is subsequently measured at FVTPL is recognized in the consolidated income statement.

F-2
6

Consolidated financial statements
as at and for the year ended 31 December 2025

Deferred customer contract costs
Deferred customer contract costs relate to expenses incurred to fulfil customer contracts, which are directly related to those contracts. Deferred customer contract costs are expensed on a straight
-
line basis over the term of the contracts, consistent with the pattern of recognition of the associated revenue.
Inventories
Inventories primarily consist of aircraft connectivity equipment associated with the Commercial Aviation business acquired with Intelsat, equipment held for re-sale,
work-in-progress,
related accessories and network equipment spares and are stated at the lower of cost and net realisable value, with cost determined on a weighted average-cost method. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.
Obsolescence provisions are recorded on a
category-by-category
basis for aircraft connectivity equipment associated with our commercial aviation business and ground equipment, as required based on management’s review of inventory turnover and aging and business projections concerning future customer requirements.
Trade receivables
Trade receivables are recognized initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. For impairment of trade receivables, the Group estimates expected lifetime credit losses that would typically be carried for each receivable based on the credit risk class upon the initial recognition of the receivables. Expected lifetime credit losses are estimated based on historical financial information as well as forward-looking data through the country risk premium. The historical loss rates are adjusted, where appropriate, to reflect forward-looking information, in particular, country risk profiles.
Additional provisions are recognized when specific circumstances or forward-looking information led the Group to believe that additional collectability risk exists with respect to customers that are not adequately reflected in loss expectancy rates. The Group writes off trade receivables when it has no reasonable expectation of recovery. The Group evaluates the credit risk of its customers on an ongoing basis.
Trade and other payables
Trade and other payables are initially recognized at fair value and subsequently carried at amortised cost using the effective interest method.
Fixed assets suppliers
Payables to suppliers of fixed assets are initially recognized at fair value and are subsequently carried at amortised cost using the effective interest method and may also include the net present value of performance incentives that are expected to be payable to the satellite manufacturers, dependent on the continued satisfactory performance of the satellites.
Prepayments
Prepayments represent expenditures paid during the financial year but relating to a subsequent financial year. The prepaid expenses comprise mainly insurance, rental of third-party satellite capacity, advertising expenses as well as loan origination costs related to loan facilities which have not been drawn.

F-
27

Consolidated financial statements
as at and for the year ended 31 December 2025

Treasury shares
Treasury shares may be acquired by the Group either in the framework of share buyback programs or in connection with share-based compensation plans. They are presented as a set off to equity in the consolidated statement of financial position. Gains and losses on the purchase, sale, issue or cancellation of treasury shares are not recognized in the consolidated income statement, but rather in the equity.
Cash and cash equivalents
Cash and cash equivalents comprise cash at banks and on hand, deposits and short-term, highly liquid investments readily convertible to known amounts of cash and subject to insignificant risk of changes in value. Cash on hand and in banks and short-term deposits which are held to maturity are carried at fair value.
Revenue recognition
Revenues are generated predominantly from customer service agreements for the provision of satellite capacity over contractually agreed periods, including short-term occasional use capacity, with the associated uplinking and downlinking services as appropriate. Other revenue-generating activities mainly include sale of customer equipment; platform services; subscription revenue; income received in connection with satellite interim missions; installation and other engineering services and proceeds from the sale of transponders if the revenue recognition criteria for the transaction are met. Commercial aviation revenue is primarily earned from providing connectivity and entertainment services and through sales of equipment.
Revenue is measured based on the consideration to which the Group expects to be entitled in a contract with a customer and excludes amounts collected on behalf of third parties. The Group recognizes revenue as and when control of a good or service is transferred to a customer.
Contract modifications are accounted for either as a separate contract or as part of the existing contract, depending on the nature of the modification. The Group accounts for a modification as a separate contract if:

•	the scope of the contract increases because of the addition of distinct goods or services, and

•	the price of the contract increases by an amount of consideration that reflects the stand-alone selling prices of the additional goods or services.
A modification that does not meet the above criteria to be accounted for as a separate contract is accounted for as an adjustment to the existing contract, either prospectively or through a cumulative catch-up
adjustment. The determination depends on whether the remaining goods or services to be provided to the customer under the modified contract are distinct from those already provided, in which case the modification results in a prospective adjustment to revenue recognition.
For contracts in which the Group sells multiple goods and services, the Group evaluates at contract inception whether the goods and services represent separate performance obligations. The Group offers contracts for the provision of satellite capacity services, sale of equipment and a bundle of satellite capacity services, equipment, and services such as service-type warranties. Revenue is recognized separately for capacity, equipment, and services such as service-type warranties as the goods and services are separately identifiable, and the customer can benefit from the goods or services on their own or with other readily available resources. When they represent separate performance obligations, the Group allocates consideration to the goods and services based on relative standalone selling prices using either an expected cost plus a margin approach or an adjusted market assessment approach. When they do not represent separate performance obligations, the Group records revenue related to the single performance obligation over the contract period.

F-
28

Consolidated financial statements
as at and for the year ended 31 December 2025

Where a contract contains elements of variable consideration, the Group estimates the amount of variable consideration to which it will be entitled under the contract. Variable consideration can arise, for example, as a result of variable prices, incentives or other similar items. Variable consideration is only included in the transaction price if, and to the extent that, it is highly probable that its inclusion will not result in a significant revenue reversal in the future when the uncertainty has been subsequently resolved.
The Group occasionally receives
non-cash
consideration as part of a revenue transaction. The Group measures non-cash
consideration at fair value unless it is unable to reasonably estimate fair value, in which case the Group measures the consideration indirectly based on the standalone selling price of the goods or services promised to the customer.
Revenue from provision of satellite capacity, communications infrastructure services, and related services
For the Group’s contracts to provide satellite capacity, communications infrastructure services, and related services, the Group makes the services available to customers in a series of time periods that are distinct and have the same pattern of transfer to the customer. The increments of time can vary from hours to months. This applies whether we provide the satellite capacity services for a contract using a single transponder or multiple transponders, or for a contract using a single beam or multiple beams on one or several satellites. The distinct units of volume of satellite capacity for each contract are substantially the same and have the same pattern of transfer to the customer and therefore are treated as a single performance obligation. Revenue from customers under service agreements for these services is generally recognized on a straight-line basis over the duration of the respective contracts, including any free-of-charge
periods. Using a straight-line measure of progress most faithfully depicts the Group’s performance because the Group makes available a consistent level of capacity over each distinct time period. For certain performance obligations, we use a cost-based input method to recognize revenue if we determine that a basis reflecting the costs incurred to date relative to the total costs expected to be incurred better reflects the pattern of transfer of control of the services to the customer. Revenue will cease to be recognized if there is an indication of a significant deterioration in a customer’s ability to pay for the remaining goods or services.
Revenue from the sale of equipment
SES equipment may be sold either on a standalone basis for which one contract includes only a sale of equipment or as part of a bundle for which one contract includes the sale of capacity, equipment, and lifecycle services.
When equipment is sold on a standalone basis, the Group recognizes revenue for the sale of equipment at a point in time when it transfers control of the equipment to the customer, which is typically when the Group transfers title, physical possession, and the significant risks and rewards of the equipment to the customer. The Group’s equipment contracts do not typically contain a right of return.
When equipment is sold on a bundle basis together with other services, the Group determines the level of customization of the equipment being sold. Our customers typically may use the equipment we sell interchangeably with satellite capacity provided by the Group or other satellite operators and do not require significant integration, customization, or modification services. Such equipment is treated as a separate performance obligation from the bundle and is recognized in the same manner as equipment sold on a standalone basis as described above.
The Group may offer warranties on equipment. Our warranties that are separately priced or offered as extended warranties lasting more than one year provide a service beyond ensuring the goods will function as expected and are considered service-type warranties. The Group treats service-type warranties as separate performance obligations and recognizes revenue on a straight-line basis over the duration of the warranty

F-
29

Consolidated financial statements
as at and for the year ended 31 December 2025

period. Using a straight-line measure of progress most faithfully depicts the Group’s performance due to the nature of the Group’s stand ready obligation during the warranty period. The Group also offers standard warranties with contract durations which are typically one year, require us to repair or replace a delivered good if it does not function as expected, and represent assurance-type warranties. Standard warranties do not represent performance obligations separate from the related equipment, and revenue related to standard warranties is recognized at the same time as the related equipment.
The Group provides warranties on parts and labor related to commercial aviation products. The warranty terms range from one to five years.
Subscription revenue
The subscription revenue related to HD Plus services is recorded on a linear basis over the term of the subscription agreement.
Revenue generated by engineering services
For engineering services, the Group recognizes revenue over time on a basis reflecting the costs incurred to date relative to the total costs expected to be incurred since this best reflects the pattern of transfer of control of the services to the customer.
IRIS
2
revenues
The IRIS² project is a European Union flagship initiative aimed at delivering secure and resilient connectivity services to EU institutions, member states, and commercial users. Structured as a Public-Private Partnership, the EU retains asset ownership, while a consortium of private investors—including SES—receives access rights to commercialize a portion of the constellation’s capacity. During the initial design phase, SES’s performance obligations primarily comprise engineering services, including feasibility studies and contributions to the IRIS² proof of concept. SES recognizes revenue over time using the input method, based on the proportion of resources consumed or effort expended, relative to total expected inputs. When SES engages third parties for portions of the studies, it assesses whether it acts as principal or agent.
Lease income
Lease income from operating leases where the Group is lessor is recognized on a straight-line basis over the lease term. The respective right-of-use
assets are included in the consolidated statement of financial position together with other assets of the same category.
C-band
repurposing income
Income from successfully meeting the separate Phase 1 and Phase 2
C-band
Accelerated Relocation Payment deadlines was recognized when the Group had successfully completed Phase 1 and Phase 2 Accelerated Relocations, respectively, and had received validation of the respective relocation certification from the U.S. Federal Communications Commission’s (‘FCC‘) Wireless Telecommunications Bureau.
Income arising from settlements from the Clearinghouse is recognized when the expenses have been incurred and the Group has obtained reasonable assurance that the costs will be reimbursed and that it will comply with the requirements attached to the reimbursement. The Group believes it obtains such reasonable assurance either when the RPC specifically validates the costs as being reimbursable, or where the costs fall within applicable cost ranges published by the Clearinghouse in its cost catalogue. More details are given in Note 39.

F-3
0

Consolidated financial statements
as at and for the year ended 31 December 2025

Other income
Other income arising from settlements under insurance claims and decreases in provisions for in-orbit
incentives is recognized when it is virtually certain of being realized.
Other
non-operating
income / expenses (net)
Other
non-operating
income / expenses (net) include net gains or losses arising from activities not related to the entity’s principal revenue-generating operations such as fair value gains or losses on financial assets or financial liabilities, as well as income from structured financing.
Contract assets and contract liabilities
Assets and liabilities related to contracts with customers include trade receivables, unbilled accrued revenue, deferred customer contract costs, and deferred income.
Customer payments received in advance of the provision of service are recorded as contract liabilities and presented as ‘Deferred income’ in the statement of financial position. For significant advance payments, interest is accrued on the amount received at the effective interest rate at the time of receipt. The Group’s contracts at times contain prepayment terms that range from one month to one year in advance of providing the service. If the period of time between when the Group transfers a promised good or service to a customer and when the customer pays for that good or service is one year or less, the Group does not make an adjustment to the transaction price for the effects of a significant financing component.
With respect to a small subset of newly acquired contracts with advance payments that contain prepayment terms greater than one year and up to fifteen years, a significant financing component exists and is computed by considering the difference between the amount of promised consideration and the cash selling price of the promised services.
The unbilled portion of recognized revenues is recorded as a contract asset and presented as ‘unbilled accrued revenue’ within ‘Trade and other receivables’, allocated between current and non-current
as appropriate.
Customer payments are generally due in advance or by the end of the month of capacity service.
Dividends
The Company declares dividends after the consolidated financial statements for the year have been approved. Accordingly, dividends are recorded in the subsequent year’s consolidated financial statements.
Provisions
Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period.
Borrowings
Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated income statement over the period of the borrowings using the effective interest method.

F-3
1

Consolidated financial statements
as at and for the year ended 31 December 2025

Fees paid on the establishment of loan facilities are recognized as origination costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs.
Contingent value rights
CVRs are classified as a financial liability at the acquisition date since they represent contingent consideration to be settled in cash They are measured at fair value at the acquisition date and, as described in more detail in Notes 4 and 23, are remeasured to fair value at each reporting date, with changes in fair value being recognized through the consolidated income statement until they are settled.
Current taxes
Current tax assets and liabilities for current and prior periods are measured at the amount expected to be recovered from, or paid to, the tax authorities. The tax rates and laws used to compute these amounts are those enacted, or substantively enacted, at the reporting date.
Deferred taxes
Deferred tax is determined using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.
Deferred tax liabilities are recognized for all taxable temporary differences, except:

•
where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
in respect of taxable temporary differences associated with investments in subsidiaries where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

•
Deferred tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses can be utilised except:

•
where the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
in respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

F-3
2

Consolidated financial statements
as at and for the year ended 31 December 2025

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates and tax laws which have been enacted, or substantively enacted, at the reporting date.
Deferred taxes are classified according to the classification of the underlying temporary difference either as income or as an expense included in profit or loss, or in other comprehensive income or directly in equity.
Tax benefits acquired as part of a business combination but not satisfying the criteria for separate recognition at that date, are recognized subsequently if new information about facts and circumstances change. The adjustment is either treated as a reduction in goodwill (as long as it does not exceed goodwill) if it was incurred during the measurement period or recognized in profit or loss.
Deferred tax assets and liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.
Translation of foreign currencies
The consolidated financial statements are presented in euro (EUR), which is the Company’s functional and presentation currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.
Transactions in foreign currencies are initially recorded in the entity’s functional currency at the exchange rate prevailing at the date of the transaction. The cost of non-monetary
assets is translated at the rate applicable at the date of the transaction. All other assets and liabilities are translated at closing rates of the period. During the year, expenses and income expressed in foreign currencies are recorded at exchange rates which approximate the rate prevailing on the date they occur or accrue. All exchange differences resulting from the application of these principles are included in the consolidated income statement.
The Group considers that monetary long-term receivables or loans with a subsidiary that is a foreign operation for which settlement is neither planned nor likely to occur in the foreseeable future is, in substance, a part of the entity’s net investment in that foreign operation. The related foreign exchange differences and income tax effect of the foreign exchange differences are included in the foreign currency translation reserve within equity. On disposal of a foreign operation, the deferred cumulative amount recognized in equity relating to that foreign operation is reclassified to the consolidated income statement.
Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.
The assets and liabilities of consolidated foreign operations are translated into euro at the year-end
exchange rates, while the income and expense items of these foreign operations are translated at the average exchange rate of the year. The related foreign exchange differences are included in the foreign currency translation reserve within equity. On disposal of a foreign operation, the deferred cumulative amount recognized in equity relating to that foreign operation is reclassified to the consolidated income statement as part of the gain or loss on disposal.
The US dollar exchange rates used by the Group during the year were as follows:

	Average rate for 2025	Closing rate for 2025	Average rate for 2024	Closing rate for 2024	Average rate for 2023	Closing rate for 2023
USD	1.1199	1.1750	1.0863	1.0389	1.0797	1.1050

Consolidated financial statements
as at and for the year ended 31 December 2025

Basic earnings per share
The Company’s capital structure consists of Class A and Class B shares, entitled to the payment of annual dividends as approved by the shareholders at their annual meetings. Holders of Class B shares participate in earnings and are entitled to 40% of the dividends payable per Class A share. Basic earnings per share is calculated by dividing the net profit attributable to ordinary shareholders, adjusted by deducting the assumed coupon, net of tax, on the perpetual bonds, by the weighted average number of common shares outstanding during the period as adjusted to reflect the economic rights of each class of shares.
Diluted earnings per share
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to reflect the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.
Derivative financial instruments and hedging
The Group recognizes all derivatives at fair value in the consolidated statement of financial position. The fair value of the over-the-counter
derivatives is determined by commonly used valuation techniques. The Group may use derivative financial instruments to hedge its risks associated with foreign currency and interest rate fluctuations. Changes in the fair value of derivatives are recorded in the consolidated income statement or in accordance with the principles below where hedge accounting is applied.

•	Fair value hedges
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

•	Cash flow hedges
In relation to cash flow hedges to hedge firm commitments or forecasted transactions, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity as other comprehensive income with the ineffective portion being recognized in the consolidated income statement as finance income or cost. When the hedged commitment results in the recognition of an asset or a liability, then, at the time the asset or liability is recognized, the associated gains or losses that had previously been recognized in equity are included in the initial measurement of the acquisition cost or carrying amount of the asset or liability.

•	Hedge of a net investment in a foreign operation
Changes in the fair value of a derivative or
non-derivative
instrument that is designated as a hedge of a net investment are recorded in the foreign currency translation reserve within equity to the extent that it is deemed to be an effective hedge. The ineffective portion is recognized in the consolidated income statement as a financial income or expense.
Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, the hedge no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to net profit or loss for the period.

F-3
4

Consolidated financial statements
as at and for the year ended 31 December 2025

The Group formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes allocating all derivatives that are designated as net investment hedges to specific assets and liabilities in the consolidated statement of financial position. The Group also formally assesses both at the inception of the hedge and on an ongoing basis, whether each derivative is highly effective in offsetting changes in fair values or cash flows of the hedged item. If it is determined that a derivative is not highly effective as a hedge, or if a derivative ceases to be a highly effective hedge, the Group will discontinue hedge accounting prospectively. The ineffective portion of hedge is recognized in profit or loss.
Derecognition of financial assets and liabilities

1	Financial assets
A financial asset is derecognized where:

•	the right to receive cash flows from the asset has expired;

•	the Group retains the right to receive cash flows from the asset but has assumed an obligation to pay them in full without material delay to a third party under a ‘pass-through’ arrangement;

•	the Group has transferred its rights to receive cash flows from the asset and either:

•	has transferred substantially all the risks and rewards of the asset; or

•	has neither transferred nor retained substantially all the risks and rewards of the asset but has transferred control of that asset.

2	Financial liabilities
A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amount is recognized in profit or loss.
Offsetting financial instruments
Financial assets and liabilities are offset, and the net amount reported in the consolidated statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty.
Employee benefit obligations

•	Defined benefit pension plans
The liability or asset recognized in the consolidated statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.

F-3
5

Consolidated financial statements
as at and for the year ended 31 December 2025

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms approximating to the terms of the related obligation.
The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. This cost is included in employee benefit expense in the consolidated income statement.
Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur, directly in other comprehensive income. They are included in retained earnings in the statement of changes in equity and in the consolidated statement of financial position.
Changes in the present value of the defined benefit obligation resulting from plan amendments or curtailments are recognized immediately in profit or loss as past service costs.

•	Defined contribution plans
The Company and certain subsidiaries operate defined contribution pension plans.
A defined contribution plan is a pension plan under which the Group pays fixed contributions to a third-party financial institution. The Group has no legal or constructive obligation to pay further contributions if the financial institution’s pension fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.
For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.
Share-based payments

•	Equity-settled share-based compensation plans
Employees (including senior executives) of the Group receive remuneration in the form of share-based compensation transactions, whereby employees render services as consideration for equity instruments (‘equity-settled transactions’). The cost of equity-settled transactions is measured by reference to the fair value at the date on which they are granted. The fair value is determined by an external valuer using a binomial model for the Stock Appreciation Rights Plan (‘STAR Plan’) and Equity Based Compensation Plan comprising options (‘EBCP Option Plan’). The fair value of EBCP RS is estimated at the date of the grant by restating discounted dividends from share price and taking into account the terms and conditions upon which the shares were granted. The fair value of EBCP PS is estimated at the date of the grant using a Monte-Carlo simulation model and taking into account the terms and conditions upon which the shares were granted. Further details are given in Note 28. In valuing equity-settled transactions, no account is taken of any non-market
performance conditions, the valuation being linked only to the price of the Company’s shares, if applicable.
The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the vesting date). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to

F-3
6

Consolidated financial statements
as at and for the year ended 31 December 2025

which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The consolidated income statement charge or credit for a period represents the movement in the cumulative expense recognized as at the beginning and end of that period. No expense is recognized for awards that do not ultimately vest.
The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share (see Note 13).

•	Cash-settled share-based compensation plans
A liability is recognized for the fair value of cash-settled transactions. The fair value is measured initially at each reporting date up to and including the settlement date, with changes in fair value recognized in employee benefits expense. The fair value is expensed over the period until the vesting date with recognition of a corresponding liability. Further details are given in Note 28.
Deeply Subordinated Fixed Rate Resettable Securities
The Deeply Subordinated Fixed Rate Securities (“Perpetual Bonds”) issued by the Company are classified as equity when the Company has no contractual obligation to redeem the securities, and coupon payments may be deferred under certain circumstances (more details are given in Note 26) and recorded at fair value at inception. Subsequent changes in fair value are not recognized in equity. Coupon accruals are considered in the determination of earnings for calculating earnings per share (see Note 13).
Subsequent changes in fair value are not recognized in the financial statements. The Perpetual Bonds are presented as borrowings from the point at which the Group issues a Notice of Redemption to bondholders (see Note 26).
Deeply Subordinated Fixed Rate Securities issued by the Company are classified as borrowings at inception when the Company has a contractual obligation to redeem the securities and make coupon payments.
Leases
The determination as to whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date, primarily whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the Group as lessee or the Group’s customer has both the right to direct the identified asset’s use and to obtain substantially all the economic benefits from that use. Assets and liabilities arising from a lessee lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable;

•	variable lease payments that are based on an index or a rate;

•	amounts expected to be payable by the lessee under residual value guarantees;

•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and

•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.
Lease payments are discounted based on a range of rates, as applicable to the maturities of the individual leases. At the commencement of a lease the Group recognizes a lease asset and a lease liability. The lease

F-
37

Consolidated financial statements
as at and for the year ended 31 December 2025

liability is initially measured at the present value of the lease payments payable over the lease term. Lease payments are apportioned between the finance charges and reduction of the lease liability to achieve a constant rate of interest on the remaining balance of the liability. Finance costs are charged directly to expense.
Leases in which the Company is the lessor are evaluated for lease and non-lease
components, and the components are accounted for separately. Judgment is required in determining the allocation between lease components and also between the lease and non-lease components.
In its accounting policies the Group applies the following practical expedients:

•	not accounting for leases ending within 12 months of the date of the initial application; and

•	not accounting for leases for low value assets.
Note 3—Significant developments in the current reporting period
Acquisition of Intelsat
On 17 July 2025 the Company acquired the Intelsat business from Intelsat S.A. (see Note 4 below).
Repurchase of Deeply Subordinated Fixed Rate Resettable Securities
Deeply Subordinated Fixed Rate Resettable Securities
On 23 January 2025, the Group repurchased in the open market an amount of EUR 63 million in principal amount of its EUR 625 million Deeply Subordinated Fixed Rate Resettable Securities issued on 27 May 2021 (see also Note 26). The Group’s cash outflow in respect to the repurchase amounted to EUR
 59 million and the repurchase resulted in EUR 4
million gain being recorded in ‘Other reserves’. In accordance with the terms and conditions of the Securities, the purchased Securities were cancelled. Following these transactions, the outstanding principal amount of the Securities at the year-end
was EUR
 525 million.
Insurance claim in connection with first generation mPOWER satellites
mPOWER insurance claim proceeds received during the period amounting to EUR
164
 million (2024: EUR 3 million, 2023: nil) and were recorded under ‘Other income’ in the consolidated income statement.
IRIS²
On 12 December 2024 the SpaceRISE consortium, led by SES, signed a Concession Agreement with the European Commission to design, deliver, and operate the innovative, multi-orbit “Infrastructure for Resilience, Interconnectivity and Security by Satellite” (“IRIS²”) sovereign connectivity system for a period of 12 years, with the network expected to provide services from the beginning of 2030. This will be the European Union’s (EU) preferred and trusted network to provide reliable, secure, and cost-effective communication solutions for governmental institutions, commercial organisations, and European citizens.
SES’s contribution to IRIS² will be to develop, procure, and operate 18 new MEO satellites providing 100%
pole-to-pole
coverage with carrier-grade connectivity solutions. SES will have rights to commercialise the MEO capacity and part of the LEO capacity of the IRIS² system
.
Under the IRIS
2
contract, SES’s commitment to invest in the programme was subject to a contractual mechanism to be initiated no later than 30 days after the twelfth month after the signing date. This mechanism provides that SES (as well as other SpaceRISE members) can evaluate the status of the IRIS² contract execution and its compliance with its investment conditions.

F-
38

Consolidated financial statements
as at and for the year ended 31 December 2025

If such conditions are not met, SES will propose to the European Commission (‘EC’) and the other parties involved necessary adjustments to the terms and conditions of the IRIS
2
contract. In the absence of an agreement with the EC on such a revised proposal then SES would have the right to terminate its contractual commitments under the IRIS
2
contract at the cost of circa
EUR 8 million in termination fees.
In compliance with the agreement, this review process opened in January 2026.
IRIS² related revenue recognized during the year of EUR 147 million (2024: nil) is presented under ‘Revenue’ in the consolidated income statement.
Credit Rating
On 17 December 2025, Moody’s Investors Service announced a credit rating action downgrading SES’s long-term corporate family rating to Ba1 from Baa3, with the outlook revised to stable.
At the same time Moody’s downgraded the backed senior unsecured ratings (from Baa3 to Ba1), the backed senior unsecured MTN programme ratings of SES and its subsidiary SES Americom Inc. (from (P)Baa3 to (P)Ba1), the backed junior subordinate (hybrid) ratings of SES (from Ba2 to Ba3), and the short-term backed commercial paper ratings of SES and SES Americom Inc. (from Prime-3 (P-3) to Not-Prime (NP)).
Whilst there was no material impact on 2025, a change in SES’s credit rating adversely affects the cost of issued debt and its ability to raise financing. Following Moody’s rating action, the Group’s senior and hybrid bond spreads showed marginal widening across the curve.
Note 4—Business combinations
Acquisition of Intelsat Holdings S.à r.l.
On 30 April 2024, SES announced its intention to acquire all the issued and outstanding share capital of Intelsat Holdings S.à r.l. and all its subsidiaries and affiliates (‘Intelsat’). The transaction closed on 17 July 2025 for a final cash consideration of USD
2.6 billion
(EUR
2.2
billion) and certain contingent
value rights (‘CVRs‘).
Intelsat operates one of the world’s largest satellite communication services businesses, providing diversified communications services to the world’s leading media companies, fixed and wireless telecommunications operators, data networking service providers for enterprise and mobile applications in the air and on the seas, multinational corporations and internet service providers. Intelsat was also the leading provider of commercial satellite capacity to the U.S. government and other select military organizations and their contractors. The combined company leverages its skilled teams with deep vertical expertise to deliver integrated multi-orbit, multi-band satellite and connectivity solutions to businesses and governments around the world.
The purchase price allocation exercise for the acquisition of Intelsat remains provisional since, at the time when the financial statements were authorised for issue, the Group had not yet completed the accounting for the acquisition. In particular, the process to establish the fair values of specific assets and liabilities need to be concluded.

F-
39

Consolidated financial statements
as at and for the year ended 31 December 2025

Details of the purchase consideration, as well as the provisional amounts of the net assets acquired, and goodwill arising are as follows:

Purchase consideration
€ million
Cash paid*	2,223
Contingent value rights*	737
Settlement of pre-existing relationship*	32
Cash-flow hedge (Note 24)	17

Total consideration	3,009

*	At the transaction exchange rate of USD 1.1602
Contingent Value Rights
Under the CVR Agreement, holders are entitled to receive
42.5% of the cumulative net proceeds received by SES and its affiliates between the date of issuance and the termination date with respect to the following “qualified monetization”:

•
adoption, enactment or promulgation of any law by any governmental authority requiring the clearing of usage rights for up to 100 MHz of the
C-band
downlink spectrum at 3.98 GHz - 4.2 GHz (defined in the agreement as the “Applicable Spectrum”), or

•
the sale or transfer of Applicable Spectrum by SES that directly results in the receipt by SES or any of its affiliates, on or after the issuance date hereof and prior to the termination date, of cash consideration for the final clearance or transfer of Applicable Spectrum (including with respect to governmental relocation payments or private negotiations).

Net proceeds represent any cash consideration actually received by SES or its affiliates directly resulting from the final clearance, sale or transfer of Applicable Spectrum, minus any applicable expenses – being fees and expenses incurred (or estimated to be incurred) by SES and its affiliates, and not reimbursed, in connection with the qualified monetization.
The CVR termination date is the earlier of:

•	the date on which all of the Applicable Spectrum has been monetized pursuant to one or more events of qualified monetization, and

•	7.5 years after the issuance date (the outside date).
In case an applicable order has been issued prior to the outside date or SES (or any of its affiliates) enters into a definitive agreement in respect of an applicable transfer prior to the outside date, and the related proceeds have not yet been received, the outside date will be extended to the date on which all of the applicable consideration payable in respect of such event(s) has been completed.
The CVRs meet the definition of contingent consideration under IFRS 3 and as such, are recognized at its acquisition-date fair value, whether or not it is probable that a payment will be made, and is included in the purchase price consideration. SES classifies the CVRs as a financial liability as they represent contingent consideration to be settled in cash. The fair value of the CVRs at the acquisition date was EUR 737 million, equivalent to USD 855 million.

The CVRs were remeasured at
31 December 2025
at the fair value of EUR
755
million, equivalent to USD
887
million translated at the closing FX rate of USD
1.1750
, and the resulting increase of EUR
28
million is

Consolidated financial statements
as at and for the year ended 31 December 2025

presented under “Fair value movement on contingent value rights” line of the consolidated income statement. The increase in fair value from the acquisition date to the year-end date was mainly triggered by the time value of money. An amount of EUR 6 million of tax paid on behalf of the CVR holders is offset against the CVR liability resulting in a net amount of EUR 749 million of being presented in the consolidated statement of financial position.
The fair value of the CVRs was determined using a probability-weighted discounted cash flow model. Certain assumptions used in determining the fair value are described in Note 2 which include the potential future proceeds from the repurposing of the Applicable Spectrum regarding expected spectrum prices ($/MHz/Pop), the likelihood and scope of any FCC auction authority, assumptions concerning Accelerated Relocation Payments, the relative share of any proceeds attributable to the combined group, the probability of successful and timely spectrum clearing, applicable tax rates, the expected timing of proceeds, and an appropriate discount rate applied to the projected cash flows.
As those assumptions develop, the fair values of the CVRs will change and hence the valuation as at 31 December 2025 may differ significantly from the value once the C-band repurposing of the Applicable Spectrum is formally initiated.
As at 31 December 2025 there is a range of potential outcomes associated with this contingent consideration and management provides below a sensitivity analysis based on two of the key valuation parameters:

•	Auction price of the Applicable Spectrum sensitivity:
The valuation model was sensitised by adjusting the assumed auction price of the Applicable Spectrum by ±€
0.01
per MHz/Pop. A change of this magnitude results in an approximate increase or decrease of around EUR
10
million in the CVR liability.

•	Combined probability sensitivity:
The combined probability of (i) the FCC receiving auction authority to repurpose the Applicable Spectrum; and (ii) the satellite operators successfully clearing the spectrum was adjusted by ±
1
percentage point. This adjustment results in an approximate increase or decrease of around EUR
10
million in the CVR
liability.
Settlement of
pre-existing
relationship
The
pre-existing
relationship between SES and Intelsat relates to a net payable balance due from Intelsat to SES which was effectively settled at the acquisition date. No gain or loss was recognized on the settlement because the payable was settled at the recorded amount.

Consolidated financial statements
as at and for the year ended 31 December 2025

Provisional Purchase Price Allocation
Provisional fair values of the assets and liabilities recognized as a result of the acquisition, translated from USD to EUR at the transaction rate of USD 1.1602, are as follows:

	Note	€million

Property, plant and equipment	15	2,880
Assets in the course of construction	16	829
Intangible assets	17	460
Other financial assets non-current	18	154
Investments accounted for using equity method	19	72
Lease receivable non-current	36	12
Prepayments non-current		13
Trade and other receivables non-current		31
Deferred customer contract costs non-current		21
Income tax receivable non-current		46
Inventories	20	164
Trade and other receivables		392
Deferred customer contract costs current		7
Prepayments current		71
Income tax receivable		30
Cash and cash equivalents		769
Other financial assets current		7
Borrowings non-current	29	(2,631)
Provisions non-current	30	(50)
Deferred income non-current	21	(322)
Deferred tax liabilities	11	(216)
Other long-term liabilities		(20)
Lease liabilities non-current	37	(560)
Employee benefit obligation non-current	33	(31)
Fixed assets suppliers non-current		(59)
Accrued interest on borrowings		(57)
Provisions current	30	(24)
Deferred income current	21	(130)
Trade and other payables		(427)
Lease liabilities current	37	(61)
Employee benefit obligation	33	(1)
Fixed assets suppliers current		(22)
Income tax liabilities		(12)
Net identifiable assets acquired		1,335
Less: Non-controlling interests		(26)
Add: Goodwill* (Note 17)	17	1,700

Net assets acquired		3,009

*	Non-deductible for tax purpose.
Goodwill primarily represents the expected benefits arising from the combination of SES and Intelsat operations, including the creation of a larger, more integrated satellite platform, increased scale, and the realization of operational and cost synergies across the combined business. None of the goodwill is expected to be deductible for income tax purposes.

Consolidated financial statements
as at and for the year ended 31 December 2025

The total assets acquired included satellites of EUR
1,571
million and orbital slots of EUR
242
million The fair value was determined by management using the replacement cost and multi-period excess earnings method for the satellites and orbital slots. Management’s estimate is more sensitive to revenue, contributory asset charges and discount rate used in the cash flow projections for the valuation of the satellites and orbital slots.
The fair value of the acquired trade receivables with aggregated gross contractual amount of EUR
427

million was assumed to equal their book value.

The best estimate at the acquisition date of potentially irrecoverable trade receivable balances was EUR
22 million.
A contingent liability of EUR 5 million related to regulatory fees potentially to be paid was recognized at acquisition date under current provisions.
The Group elected to recognize the
non-controlling
interests at their proportionate share of the acquired net identifiable assets.

Purchase consideration - cash outflow
€ million	EUR

Cash paid	2,223
Less
Balance acquired: Cash and cash equivalents	(769)

Net outflow of cash – investing activities	1,454
Transaction-related costs recorded in 2025 amounted to EUR 83 million and were recognized in other operating expenses. Transaction-related costs recorded in 2024 amounted to EUR 55 million and were recorded in other operating expenses.
Revenue and profit contribution
Whilst the combined group was substantially from an operational perspective reorganised post-acquisition, the legal entities acquired as part of Intelsat transaction contributed third-party revenues of EUR
721
million and a net loss of EUR
 7

million to the Group for the period from 17 July to 31 December 2025.
The Group’s 2025 revenue and loss for the year if the acquisition had taken effect on 1 January 2025 would have been EUR
 3,512
million and EUR
 202
million respectively (unaudited).
These amounts have been calculated using the subsidiary’s results and adjusting them for:

•	differences in the accounting policies between the group and the subsidiary; and

•	any purchase price allocation post-acquisition effects.
Borrowings of EUR
2,631
m
illion were acquired and immediately afterwards repaid. Refer to Note 29 – Borrowings.
Note 5—Revenue from contracts with customers
The Group does business in one operating segment, namely the provision of satellite-based data transmission capacity, and ancillary services, to customers around the world.
The Senior Leadership Team (‘SLT’), which is the chief operating decision-making committee in the Group’s corporate governance structure, reviews the Group’s financial reporting and generates those proposals for the allocation of the Group’s resources which are submitted for validation to the board of

Consolidated financial statements
as at and for the year ended 31 December 2025

directors. The main sources of financial information used by the SLT in assessing the Group’s performance and allocating resources are:

•	analyses of the Group’s revenues from its business units Media and Networks (comprising the sales verticals Government, Fixed & Maritime and Aviation;

•	cost and overall Group profitability development; and

•	internal and external analyses of expected future developments in the markets into which capacity is being delivered and of the commercial landscape applying to those markets.
Revenue by business unit
As reported, the revenue allocated to the relevant business units developed as follows:

€ million	2025	2024	2023
Media	977	914	967
Networks	1,633	1,085	1,062
Subtotal	2,610	1,999	2,029
Other 1	17	2	1

Total	2,627	2,001	2,030

1	Other includes revenue not directly applicable to SES Video or SES Networks
Revenue by category
The Group’s revenue analysis from the point of view of category and timing can be found below:

2025 € million	Revenue recognized at a point in time	Revenue recognized over time	Total
Revenue from contracts with customers	153	2,418	2,571
Lease income	5	51	56

Total	158	2,469	2,627

2024 € million	Revenue recognized at a point in time	Revenue recognized over time	Total
Revenue from contracts with customers	74	1,878	1,952
Lease income	—	49	49

Total	74	1,927	2,001

2023 € million	Revenue recognized at a point in time	Revenue recognized over time	Total
Revenue from contracts with customers	59	1,949	2008
Lease income	—	22	22

Total	59	1,971	2,030

Revenue from contracts with customers recognized at a point in time is mainly related to sales of equipment.

Consolidated financial statements
as at and for the year ended 31 December 2025

Remaining performance obligations
The
remaining performance obligations, which the Group refers to as revenue “backlog”, represent our expected future revenues under existing customer contracts and include both cancellable and non-cancellable
contracts. The backlog was EUR 6.6
billion as of December 31, 2025 (2024:
EUR
4.8 billion), EUR 4.7 billion (2024: EUR 3.7 billion) of which related to ‘protected’ (that is, non-cancellable)
backlog and EUR 1.9 billion (2024: EUR 1.1 billion) of which related to ‘unprotected’ (cancellable) backlog. Approximately 80
% of the backlog is expected to be recognized as revenue in the three years from 2026 to 2028.
Protected backlog includes
non-cancellable
contracts and cancellable contracts with substantive termination fees. For contracts with termination options that do not have substantive termination fees, protected backlog also includes contract periods up to the first optional termination date. Unprotected backlog refers to flexible consumption models in the Commercial Aviation business, along with contract revenues that can be cancelled without significant termination fees.
Revenue by country
The Group’s revenue from external customers analysed by country using the customer’s billing address is as follows:

€ million	2025	2024	2023
Luxembourg (SES country of domicile)	249	79	49
United States of America	1,023	713	759
Germany	309	321	329
United Kingdom	149	203	214
France	89	74	78
Others – Europe	255	205	205
Others	553	406	396

Total	2,627	2,001	2,030

No single customer accounted for 10
%, or more, of total revenue in 2025, or 2024, or 2023.
Note 6—Operating expenses
The operating expense categories disclosed include the following types of expenditure:

1	Cost of sales, which excludes staff costs and depreciation, represents expenditures which generally vary directly with revenue.

€ million	2025	2024	2023
Rental of third-party satellite capacity	(209)	(157)	(140)
Equipment	(150)	(69)	(81)
Customer support costs	(299)	(169)	(155)
Rental of satellite capacity from joint ventures	(21)	—	—
Other cost of sales	(76)	(66)	(68)

Total cost of sales	(755)	(461)	(444)

Cost of sales are incurred in delivering services to customers and include a variety of expenses such as rental of third-party satellite capacity, third-party teleports, connectivity, equipment and equipment rental, customer support costs such as hosting, monitoring, implementation, engineering work.

F-4
5

Consolidated financial statements
as at and for the year ended 31 December 2025

Rental of satellite capacity from joint ventures relates to arrangements associated with
Horizons-3
Satellite LLC (‘Horizons 3’) and
Horizons-4
Satellite LLC (‘Horizons 4’) (associates), which are joint ventures between SES and JSAT that the Group took over upon the Intelsat acquisition. These arrangements include the purchase by SES of 50% of the satellite capacity from the Horizons 3 and Horizons 4 joint ventures. Additionally, the Group took over a revenue sharing agreement with JSAT in respect of services sold on the Galaxy 13 (Horizons 1), Horizons 2, Horizons 3e (Horizons 3) and Galaxy 37 (Horizons 4) satellites, under which the initiating party is responsible for engineering, billing and collection, and remits 50% of collected revenues, net of applicable fees and commissions, to the other party.
Other cost of sales detailed mainly include commissions, as well as an amount of EUR 1 million (2024: EUR 1 million, 2023: EUR 2 million) for C-band repurposing related expenses (Note 39).

2
Staff costs of EUR 495 million (2024: EUR 402 million, 2023: EUR 409 million) include gross salaries and employer’s social security payments, payments into pension schemes for employees, charges arising under share-based payment schemes, staff-related restructuring charges of EUR 41 million (2024: EUR 54 million, 2023: EUR 27 million), as well as costs associated with the development and / or implementation of merger and acquisition activities of EUR 12 million (2024: nil, 2023: nil). At the year-end
the total full-time equivalent number of members of staff was 3,830 (2024: 2,118, 2023: 2,294).

3
Other operating expenses of EUR 348 million (2024: EUR 236 million, 2023: EUR 244 million) are, by their nature, less variable with revenue and include office-related and technical facility costs, in-orbit
insurance, marketing, general and administrative expenditure, consulting charges, travel-related expenditure and movements in debtor provisions.

Other operating expenses also include an amount of EUR 83 million (2024: EUR
 55
million, 2023: EUR
 9
million) of costs associated with the development and / or implementation of merger and acquisition activities, EUR
 16
million advisory charges of non-recurring nature (2024:nil, 2023: nil), EUR
 4
million other charges of non-recurring nature (2024: EUR
 3
million for one-off infrastructure costs, 2023:
 9
million for specific business taxes of a non-recurring nature), EUR 3 million (2024: EU
R
 9
million, 2023: nil) of restructuring charges in connection with the Group’s ongoing optimisation programme, and EUR 1 million (2024: EUR

4

million, 2023: EUR 16 million) of C-band repurposing expenses (Note 39).
Note 7—Audit and assurance services fees
For 2025, 2024 and 2023 the Group recorded charges, billed and accrued, from its independent auditors, and affiliated companies thereof, as set out below:

€ million	2025	2024	2023
Audit services 1	8.2	11.3	2.4
All other assurance services 2	0.2	0.3	0.1

Total audit and assurance services fees	8.4	11.6	2.5

1
2024 audit services included
one-time
fees in connection with the Company’s registration process as a Foreign Private Issuer with the Securities and Exchange Commission, including re-audit
fees for 2023 and 2024 in accordance with Public Company Accounting Oversight Board (‘PCAOB’) audit requirements.

2
Fees incurred in connection with all other assurance services rendered to the Group represented primarily CSRD-related assurance services as well as comfort letters issued in connection with the Company’s treasury funding operations.

F-4
6

Consolidated financial statements
as at and for the year ended 31 December 2025

Note 8—Finance income and costs

€ million	2025	2024	2023
Finance income
Interest income 1	91	127	51
Interest income: Reversal of withholding tax interest provision	45	—	—
Interest income: Swap transactions	24	—	—
Finance lease income	—	5	—
Net foreign exchange gains 2	—	4	13

Total	160	136	64

€ million	2025	2024	2023
Finance costs
Interest expense on borrowings (excluding amounts capitalised)	(178)	(104)	(86)
Interest expense: Swap transactions	(33)	—	—
Interest expense on lease liabilities	(19)	(2)	(2)
Interest expense on revenue recognition	(16)	(8)	(7)
Other finance costs	(16)	(15)	(8)
Amortisation of loan origination costs	(12)	(10)	(3)
Net foreign exchange losses 2	(58)	—	—

Total	(332)	(139)	(106)

1	Mainly interest income on term deposits and money market funds
2
Net foreign exchange gains / losses are mostly related to revaluation of bank accounts, deposits, intercompany balances and other monetary items denominated in US dollars. 2025 net foreign exchange losses include an amount of EUR 36 million related to cumulative translation impact reclassified to the consolidated income statement on the liquidation of foreign subsidiaries.

Note 9—Other
non-operating
income / expenses

€ million	2025	2024	2023
Other non-operating income
Income from structured financing	5	17	—
Fair value increases on financial assets 1	3	5	—

Total	8	22	—

Other non-operating expenses
Fair value losses on other financial assets 1	(15)	(1)	—

Total	(15)	(1)	—

1	Represents fair value increases/ losses on assets included as part of ‘Other financial assets’ in the consolidated statement of financial position and required to be measured at fair value

F-
47

Consolidated financial statements
as at and for the year ended 31 December 2025

Note 10—Income taxes
Taxes on income comprise the taxes paid or owed in the individual countries, as well as deferred taxes. Current and deferred taxes can be analysed as follows:

€ million	2025	2024	2023
Current income tax
Current income tax charge on result of the year	127	(55)	(567)
Adjustments in respect of prior periods	(4)	(6)	6
Foreign withholding taxes	(1)	(9)	(8)

Total current income tax	122	(70)	(569)
Deferred income tax
Relating to origination and reversal of temporary differences	(69)	37	249
Relating to tax losses carried forward	(13)	0	340
Changes in tax rate	0	(21)	(1)
Adjustment of prior years	(18)	(1)	(195)

Total deferred income tax	(101)	15	393
Income tax expense per consolidated income statement	21	(55)	(176)
Consolidated statement of changes in equity
Current and Deferred Income tax related to items (charged) or credited directly in equity
Post-employment benefit obligation	4	1	—
Impact of currency translation	23	(12)	11
Net investment hedge – current tax	(8)	4	(6)
Cash flow hedge – current tax	6	—	—
Fair value hedge – current tax	3	—	—
Income tax relating to treasury shares impairment expense or reversal	(19)	20	—
Tax impact on Perpetual Bond	4	6	14

Current and deferred income taxes reported in equity	13	19	19

Consolidated financial statements
as at and for the year ended 31 December 2025

A re
conciliation between the income tax benefit / (expense) and the profit before tax of the Group
m
ultiplied by a theoretical tax rate of 26.12% (2024: 27.19
%, 2023: 27.19%) which corresponds to the Luxembourg domestic tax rate for the year ended 31 December 2025 is as follows:

€ million	2025	2024	2023
Profit / (loss) before tax	(115)	82	(728)
Multiplied by theoretical tax rate	30	(22)	198
Effect of different foreign tax rates	(8)	8	(8)
Tax exempt Income	2	5	—
Non-deductible expenditures	(15)	(6)	(2)
Taxes related to prior years	(8)	(7)	6
Effect of changes in tax rate	0	(21)	—
Other changes in group tax provision not included in separate lines	38	—	(3)
Impairment on investments in subsidiaries and other assets	17	7	(167)
Impact of deferred taxes	(24)	(8)	(193)
Foreign withholding taxes	(2)	(9)	(8)
Foreign exchange impact and other	(9)	(2)	1

Income tax reported in the consolidated income statement	21	(55)	(176)

Changes in group tax provision
Changes in group tax provisions of EUR 38 million tax benefit (2024: EUR 0, 2023: additional provision of EUR 7 million) mainly relates to the release of the withholding tax provision for India for EUR 29 million and recognition of the additional tax receivable of EUR 16 million following the positive decision of the Indian Supreme Court. This tax benefit was partially compensated by the additional tax due in the Netherlands of EUR 12 million.
Impairment on investments in subsidiaries and other assets
The total tax benefit impact of EUR

17

million relates to the net impairment charges of EUR 64 million (2024: EUR 7 million benefit; 2023: EUR 167 million expense) taken on the carrying value of intercompany receivables held by entities in
Luxembourg.
Impact of deferred taxes
The total negative effective tax rate impact of EUR 24 million (2024: EUR 8 million; 2023: EUR 193 million) is mainly due to (i) tax losses for which no deferred tax benefit is recognized in Luxembourg (EUR 32 million) and Israel (EUR 2 million) and (ii) de-recognition of deferred tax assets for investment tax credits (EUR 7 million) partially compensated by the benefit of EUR 16 million associated with the Company’s active trade or business of a foreign corporation in the United States.
Foreign exchange impact and others
Mainly relates to the tax impact of the release of currency translation reserve due to the liquidation of certain Group subsidiaries (EUR 2 million), yearly currency variances (EUR 4 million) and tax effect of intercompany elimination (EUR 2 million).

Consolidated financial statements
as at and for the year ended 31 December 2025

Long term tax receivables
An amount of EUR 155 million (2024: EUR 0) was recognized as a long term tax receivable in the United States. This balance primarily relates to refunds expected from the Internal Revenue Service following the submission of certain refund claims.
OECD Pillar Two regulations
The Organisation for Economic
Co-operation
and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting published the Pillar Two model rules designed to address the tax challenges arising from the digitalisation of the global economy.
The Group is within the scope of the OECD Pillar Two model rules. Pillar Two legislation was enacted in Luxembourg, the jurisdiction in which the Ultimate Parent Entity is incorporated and came into effect from 1 January 2024. Therefore, the Ultimate Parent Entity applies the Income Inclusion Rule for all jurisdictions where Qualifying Domestic Minimum
Top-Up
Tax (‘QDMTT’) rules were not enacted.
The Group applies the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 issued in May 2023.
The
top-up
tax due under Pillar Two model rules was calculated based on the OECD transitional safe harbour rules except for some smaller jurisdictions where a fully-fledged calculation was performed. According to these calculations SES should be liable to an immaterial amount of top-up
tax.
Note 11—Deferred tax balances
The deferred tax positions included in the consolidated financial statements can be analysed as follows:

€ million	Deferred tax assets 2025	Deferred tax assets 2024	Deferred tax assets 2023	Deferred tax liabilities 2025	Deferred tax liabilities 2024	Deferred tax liabilities 2023
Losses and interest carried forward	759	654	658	—	—	—
Tax credits	17	20	6	—	—	—
Intangible assets	24	12	16	(78)	(134)	(110)
Tangible assets	132	5	5	(171)	(59)	(83)
Leases	17	—	—	—	—	—
Trade and other receivables	15	20	17	—	—	—
Deferred revenue	—	—	—	(200)	—	—
Partnership basis	—	—	—	(337)	—	—
Other	54	18	5	(43)	(47)	(48)

Total deferred tax assets/(liabilities)	1,018	729	707	(829)	(240)	(241)

Offset of deferred taxes	(374)	(28)	(36)	374	28	36

Net deferred tax assets/(liabilities)	644	701	671	(455)	(212)	(205)

Deferred tax assets have been offset against defe
rr
ed tax liabilities where they relate to the same tax authority and the entity concerned has a legally enforceable right to set off current tax assets against current tax liabilities.

Consolidated financial statements
as at and for the year ended 31 December 2025

Losses carried forward
In 2025 the Group decreased the net deferred tax asset (‘DTA’) for tax losses carried forward in Luxembourg of EUR

53

million due to the positive taxable result and adjustment of DTA for prior years (2024: additional EUR

35
million, 2023: additional EUR 370 million).
Tax losses can be carried forward in Luxembourg for 17 years. Using the estimated future taxable income based on the most recent business plan information approved by the board of directors, the Company has concluded that the deferred tax assets of EU
R
575
 million (2024: EUR
627
million; 2023: EUR 608 million) relating to the remaining tax losses are recoverable.
The Group has deferred tax assets for tax losses carried forward in Germany for EUR 26 million (31 December 2024: EUR 24 million; 2023: EUR 20 million) which can be carried forward indefinitely. The Group has also recognized deferred tax assets for tax losses carried forward in the United States for EUR
 125 million (31 December 2024: EUR 3
million; 2023: EUR 20 million) which can be carried forward for varying period ranging from 10 years to indefinitely.
In addition to the recoverable tax losses for which the Group has recognized deferred tax assets, the Group has further tax losses of EUR
10.1
billion as at 31 December 2025 (2024: EUR
578
million; 2023: EUR

305

million) which are available for offset against future taxable profits of the companies in which the losses arose.

EUR

797
million (2024:
456

million; 2023: EUR

193
million) of these tax losses were generated in the US for state taxes which can be carried forward for varying period ranging from 1 year to indefinitely. EUR

92

million (2024: EUR

88
million; 2023: EUR 86 million) of these tax losses were generated in Israel. EUR 23 million of tax losses (2024: EUR 15 million; 2023: EUR 8 million)
were
generated in Ghana. EUR 8.8 billion of tax losses were generated by the Intelsat Luxembourg fiscal unity and EUR 453 million by a Luxembourg entity. The utilisation of these losses is subject to review by the Luxembourg tax authorities under the usual statute of limitation of 5 years for corporate income tax as from 1 January following the end of the fiscal year. The general statute of limitation may be extended to 10 years in case of (i) incorrect or incomplete tax return or (ii) failure to file a tax return. The existence of the carried forward tax losses remains therefore uncertain (at least) until the end of the fifth fiscal year after the fiscal year in which they are used.
Deferred tax assets have not been recognized in respect of these losses as they cannot be used to offset taxable profits elsewhere in the Group and they have arisen in subsidiaries which are not expected to generate taxable profits against which they could be offset in the foreseeable future.
Interest carried forward
The Group has deferred tax assets for interest expense carried forward in the US for EUR 37 million (2024: EUR 0 million) which can be carried forward indefinitely. The Group has also EUR 12 million of interest carried forward for which no DTA has been recognized.
Investment tax credits (‘ITCs’)
Considering the total tax losses carried forward and future taxable income based on the most recent business plan information for Luxembourg entities, the Company has concluded that prior and current year ITCs cannot be fully used due to a 10 year carry forward limitation rule. Therefore, no deferred tax asset was recorded in 2025.
Considering future taxable income based on the most recent business plan information for LuxGovSat S.A. and contemplated investment in new GovSat-2 satellite, the Company has concluded that LuxGovSat S.A.

Consolidated financial statements
as at and for the year ended 31 December 2025

can recognize a DTA of EUR
8 million for future use of ITCs (2024: EUR 14
million; 2023: EUR 6 million).
Other
No deferred income tax liabilities have been recognized for withholding tax and other taxes which would be payable on the unremitted earnings of certain subsidiaries. Such amounts are permanently reinvested or not subject to taxation.
Business combination impact
Unrecognized Deferred Tax Assets
At the acquisition date, Intelsat entities had the tax loss carry-forwards of EUR 9.6 billion (of which EUR 9.2 billion in Luxembourg and EUR 379 million in the US for state losses) and investment tax credits of EUR 180 million. Based on its assessment under IAS 12 standards, the Company has concluded that it is not probable that future taxable profits will be available against which the losses can be utilized. Consequently, no DTAs are recognized for losses carried forward unless there are temporary taxable differences available for the same tax authority and the entity concerned has a legally enforceable right to set off current tax assets against current tax liabilities.

F-5
2

Consolidated financial statements
as at and for the year ended 31 December 2025

Movement in deferred income tax assets and liabilities
The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances, is as follows:

Deferred tax assets	Losses and interest carried forward	Tax credits	Tangible assets	Intangible assets	Trade and other receivables	Leases	Other	Total
At 1 January 2023	296	206	—	20	15	—	5	542

(Charged)/credited to the income statement	363	(200)	5	(4)	3	—	—	167
Transfers	—	—	—	—	—	—	—	—
Exchange difference 1	(1)	—	—	—	(1)	—	—	(2)

At 31 December 2023	658	6	5	16	17	—	5	707

(Charged)/credited to the income statement	(4)	14	—	(4)	2	—	1	9
Transfers	—	—	—	—	—	—	11	11
Exchange difference 1	—	—	—	—	1	—	1	2

At 31 December 2024	654	20	5	12	20	—	18	729

Additions through business combinations
(Note 4)	121	2	76	46	4	14	84	347
(Charged)/credited to the income statement	(13)	(4)	52	(34)	(7)	3	(45)	(48)
Exchange difference 1	(3)	(1)	(1)	—	(2)	—	(3)	(10)

At 31 December 2025	759	17	132	24	15	17	54	1,018

Deferred tax liabilities	Intangible assets	Tangible assets	Deferred revenue	Partnership basis	Other	Total
At 1 January 2023	335	99	—	—	43	477

(Charged)/credited to the income statement	(217)	(14)	—	—	5	(226)
Exchange difference 1	(8)	(2)	—	—	—	(10)

At 31 December 2023	110	83	—	—	48	241

(Charged)/credited to the income statement	17	(22)	—	—	(1)	(6)
Exchange difference 1	7	(2)	—	—	—	5

At 31 December 2024	134	59	—	—	47	240

Additions through business combinations (Note 4)	—	10	209	344	—	563
Charged/(credited) to the income statement	(42)	105	(6)	(2)	(2)	53
Exchange difference 1	(14)	(3)	(3)	(5)	(2)	(27)

At 31 December 2025	78	171	200	337	43	829

1
A foreign exchange impact arises due to the translation of Group’s operations with a different functional currency than euro. This amounts to EUR 17 million as at 31 December 2025
(2024: EUR 3 million, 2023: EUR
 8 million)

F-5
3

Consolidated financial statements
as at and for the year ended 31 December 2025

Note 12—Components of other comprehensive income

€ million	2025	2024	2023
Impact of currency translation	(458)	228	(196)
Income tax effect	24	(12)	11
Total impact of currency translation, net of tax	(434)	216	(185)

The impact of currency translation in other comprehensive income relates to exchange gains and losses arising on the translation of the net assets of foreign operations from their functional currency to the euro, which is the Company’s functional and presentation currency.
The unrealized loss in 2025 of EUR
 458 million (2024: unreali
z
ed gain of EUR 228
million, 2023: unrealized loss of EUR 196 million) reflects the impact on the valuation of SES’s net US dollar assets due to the weakening of the US dollar against the euro from USD
 1.0389 to USD 1.175
(2024: a strengthening from USD
1.1050 to USD 1.0389
; 2023: a weakening from USD 1.0666 to USD 1.1050). This effect is partially offset by the impact of the net investment hedge (Note 24).
Note 13—Earnings per share
Earnings per share is calculated by dividing the net profit or loss for the year attributable to ordinary shareholders of each class of shares by the weighted average number of shares outstanding during the year as adjusted to reflect the economic rights of each class of share. The net profit or loss for the year attributable to ordinary shareholders has been adjusted to include an assumed coupon, net of tax, on the Perpetual Bonds.
For 2025, a basic loss per Class A share of EUR 0.26 and basic loss per Class B share of EUR
0.10
(2024: basic loss / gain per Class A share and Class B share of EUR nil
; 2023: basic loss per Class A share of EUR
2.14
, basic loss per Class B share of EUR
0.86
), have been calculated as follows:
Profit / (loss) attributable to the owners of the parent for calculating basic earnings per share, adjusted to include the assumed coupon net of tax:

€ million	2025	2024	2023
Profit / (loss) attributable to owners of the parent	(95)	15	(905)
Assumed coupon on Perpetual Bond (net of tax)	(11)	(15)	(36)

Total	(106)	—	(941)

Split between:
Class A shares (in million) 1	(88)	—	(781)

Class B shares (in million) 2	(18)	—	(160)

1	Calculated as 83% of adjusted loss attributable to owners of the parent, based on the weight of the Class A weighted average number of shares out of the total shares.
2	Calculated as 17% of adjusted loss attributable to owners of the parent, based on the weight of the Class B weighted average number of shares out of the total shares.
Assumed coupon accruals of EUR
 11
million (net of tax) (2024: EUR 15 million, 2023: EUR
36
million) for the year related to the Perpetual Bonds in issue have been considered for the calculation of the basic and diluted earnings available for distribution.

F-5
4

Consolidated financial statements
as at and for the year ended 31 December 2025

The weighted average number of shares based on the capital structure of the Company as described in Note 23, net of own shares held, and adjusted to reflect the relative economic rights of the Class A shares and Class B shares for calculating basic earnings per share was as follows:

	2025	2024	2023
Class A shares (in million)	344.2	351.7	364.8
Class B shares (in million) 1	69.5	72.9	74.3

Total	413.7	424.6	439.1

1	Weighted average number of Class B shares of 173.8 million (2024: 182.3 million, 2023: 185.7 million), net of own shares held, was multiplied by 40% considering the relative economic rights.
Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares which are primarily related to the share-based compensation plans. A calculation is done to determine the number of shares that could have been acquired at fair value based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options and the difference, if it results in a dilutive effect, is considered to adjust the weighted average number of shares.
For 2025, a diluted loss per Class A share of EUR 0.26 and a diluted loss per Class B share of EUR
0.10
(2024: diluted loss/gain per Class A share and Class B share of EUR nil
; 2023: diluted loss per Class A share of EUR
2.14
, diluted loss per class B share of EUR
0.86
), have been calculated as follows:

€ million	2025	2024	2023
Loss attributable to owners of the parent	(95)	15	(905)
Assumed coupon on Perpetual Bonds (net of tax)	(11)	(15)	(36)

Total	(106)	—	(941)

Split between:
Class A shares (in million) 1	(88)	—	(781)

Class B shares (in million) 2	(18)	—	(160)

1	Calculated as 83% of adjusted loss attributable to owners of the parent, based on the weight of the Class A weighted average number of shares out of the total shares.
2	Calculated as 17% of adjusted loss attributable to owners of the parent, based on the weight of the Class B weighted average number of shares out of the total shares.
The weighted average number of shares, net of own shares held, and adjusted to reflect the relative economic rights of the Class A shares and Class B shares for calculating diluted earnings per share was as follows:

	2025	2024	2023
Class A shares (in million)	344.2	356.2	364.8
Class B shares (in million) 1	69.5	72.9	74.3

Total	413.7	429.1	439.1

1	Weighted average number of Class B shares of 173.8 million (2024: 182.3 million, 2023: 185.7 million), net of own shares held, was multiplied by 40% considering the relative economic rights.

F-5
5

Consolidated financial statements
as at and for the year ended 31 December 2025

Note 14—Dividends paid and proposed
Dividends declared are paid net of any withholding tax (2025: EUR 24 million, 2024: EUR
36
million).
Gross dividends declared and paid during the year:

€ million	2025	2024	2023
Class A dividend paid in April: EUR 0.25 (202 4 : EUR 0.50, 2023: EUR 0.50)	93	186	186
Class B dividend paid in April: EUR 0.10 (202 4 : EUR 0.20, 2023: EUR 0.20)	19	37	37
Class A interim dividend paid in October: EUR 0.25 (2024: EUR 0.25)	93	93	—
Class B interim dividend paid in October: EUR 0.10 (2024: EUR 0.10)	19	19	—

Total	224	335	223

Dividends proposed for approval at the annual general meeting to be held on 2 April 2026, which are not recognized as a liability as at 31 December 2025:

€ million	2025	2024
Class A dividend for 2025: EUR 0.25 (2024: EUR 0.25)	93	93
Class B dividend for 2025: EUR 0.10 (2024: EUR 0.10)	19	19

Total	112	112

Note 15—Property, plant and equipment

2025 € million	Land and buildings	Space segment	Ground segment	Other fixtures & fittings, tools and equipment	Total
Cost
As at 1 January	301	10,830	743	266	12,140
Additions	6	15	52	13	86
Business combinations 1 (Note 4)	370	2,009	498	3	2,880
Disposals	(1)	—	(1)	(8)	(10)
Retirements 2	(48)	(191)	(14)	(10)	(263)
Transfer from assets under construction 3	9	494	87	23	613
Other movements 4	(2)	(1)	5	(2)	—
Impact of currency translation	(14)	(688)	(67)	(20)	(789)
As at 31 December	621	12,468	1,303	265	14,657
Depreciation
As at 1 January	(206)	(8,296)	(497)	(217)	(9,216)
Depreciation	(32)	(667)	(112)	(25)	(836)
Impairment expense	—	(115)	—	—	(115)
Impairment reversal	—	42	—	—	42
Disposals	—	—	—	8	8
Retirements 2	44	186	14	10	254
Impact of currency translation	7	541	43	14	605
As at 31 December	(187)	(8,309)	(552)	(210)	(9,258)

Book value as at 31 December	434	4,159	751	55	5,399

1	Space segment amount comprises satellites of EUR 1,571 million and right-of-use assets of EUR 438 million
2	Satellites retired from service ASTRA 2A and Galaxy-23.

F-5
6

Consolidated financial statements
as at and for the year ended 31 December 2025

3	Transfers from assets in the course of construction primarily related to the satellites mPOWER 7 and 8.
4	Other movements include transfers between categories

2024 € million	Land and buildings	Space segment	Ground segment	Other fixtures & fittings, tools and equipment	Total
Cost
As at 1 January	281	10,241	767	300	11,589
Additions	2	23	22	8	55
Disposals	—	—	—	(3)	(3)
Retirements 1	(26)	(707)	(128)	(68)	(929)
Transfer from assets under construction	17	950	82	14	1,063
Other movements 2	20	2	(21)	7	8
Impact of currency translation	7	321	21	8	357
As at 31 December	301	10,830	743	266	12,140
Depreciation
As at 1 January	(209)	(7,536)	(564)	(238)	(8,547)
Depreciation	(10)	(557)	(57)	(26)	(650)
Impairment expense	—	(290)	—	—	(290)
Impairment reversal	—	74	—	—	74
Disposals	—	—	—	2	2
Retirements 1	25	707	126	68	926
Transfer of impairment from assets in course of construction (Note 16)	—	(434)	—	—	(434)
Other movements 2	(7)	(2)	15	(15)	(9)
Impact of currency translation	(5)	(258)	(17)	(8)	(288)
As at 31 December	(206)	(8,296)	(497)	(217)	(9,216)

Book value as at 31 December	95	2,534	246	49	2,924

1	Satellites ASTRA 2C, Ciel-2, and NSS-7 were de-orbited in 2024
2	Other movements include presentational adjustments and transfers between categories

2023 € million	Land and buildings	Space segment	Ground Segment	Other fixtures & fittings, tools and equipment	Total
Cost
As at 1 January	300	11,368	902	312	12,882
Additions	—	13	9	5	27
Disposals	(8)	(151)	(3)	(6)	(168)
Retirements 1	(9)	(805)	(154)	(25)	(993)
Transfers from assets under construction	2	8	30	14	54
Impact of currency translation	(4)	(192)	(17)	—	(213)
As at 31 December	281	10,241	767	300	11,589
Depreciation
As at 1 January	(215)	(8,118)	(675)	(244)	(9,252)
Depreciation	(13)	(503)	(57)	(30)	(603)
Impairment expense	—	(56)	—	—	(56)
Impairment reversal	—	30	—	—	30
Disposals	8	151	3	6	168
Retirements 1	9	805	154	25	993
Impact of currency translation	2	155	11	5	173
As at 31 December	(209)	(7,536)	(564)	(238)	(8,547)

Book value as at 31 December	72	2,705	203	62	3,042

1	Sale of AMC-11
2	Satellites ASTRA 1G, ASTRA 2D, AMC-18, AMC-1, AMC-4, and NSS-6 were de-orbited in 2023

F-5
7

Consolidated financial statements
as at and for the year ended 31 December 2025

The Group’s policy in setting the useful economic life of its satellites is to initially use the satellite design life and then, once sufficient time has passed to allow for initial anomalies to be investigated and future fuel projections to be stabilised, to adjust the depreciation life to take into account factors such as the technical condition of the satellite, its projected remaining fuel life, and replacement or redeployment plans.
The review in 2025 resulted in a revision to the remaining useful economic lives of three GEO satellites, reducing 2025 depreciation expense by EUR 8 million. The corresponding review in 2024 resulted in a revision to the remaining useful economic lives of one GEO satellite but did not have a significant impact on 2024 depreciation expense due to the low net book value of the satellite concerned. The review in 2023 resulted in no revisions to the remaining useful economic lives of any GEO satellites.
As at 31 December 2025 the amount of the property, plant and equipment pledged in relation to Group liabilities was nil (2024: nil
, 2023: nil). For further information related to
right-of-use
assets, see Note
 3
6
.
Impairment of space segment assets
The Group performs an impairment test on space segment assets together with orbital slot rights and ground segment, thus forming individual slot-satellite-ground cash-generating units (‘CGUs’). In 2025 the net impairment expense recorded for space segment assets was EUR
 73
million (2024: EUR
 216
million, 2023: EUR
 26
million), with EUR 115 million of impairment charges (2024: EUR
290
million, 2023: EUR
56
million) being partially offset by EUR
42
million in reversals of previous impairment charges (2024: EUR 74 million, 2023: EUR 30 million).
The charges and reversals are the aggregation of impairment testing procedures on the Group’s slot-satellite-ground CGUs fleet and are caused by changes in the underlying business plans for these assets as compared to the prior year, as well as changes in discount rates compared to the prior year-end.
The following table discloses the applicable amounts and
post-tax
discount rates used in the impairment test for the slot-satellite-ground CGUs subject to impairment charges or reversals during 2025.

€ million	Value-in-use	Discount rate	Satellite impairment	Slot impairment
2025 – Charges	619	7.5% - 8.8%	115	99
2025 – Reversals	496	7.5% - 8.8%	(42)	(26)
2025 – Net Impact			73	73
For 2024, the following table discloses the applicable amounts and post-tax
discount rates used in the impairment test for those geostationary satellites and orbital slot rights subject to impairment charges or reversals during 2024.

€ million	Value-in-use	Discount rate	Satellite impairment	Slot impairment
2024 – GEO charges	750	8.9%	237	93
2024 – GEO reversals	1,005	6.8% - 8.9%	(74)	(186)
2024 – MEO charges	1,419	8.9%	53	—
2024 – Net impact			216	(93)

F-
5
8

Consolidated financial statements
as at and for the year ended 31 December 2025

For 2023, the following table discloses the applicable amounts and pre-tax discount rates used in the impairment test for those geostationary satellites subject to impairment charges or reversals.

€ million	Value-in-use	Discount rate	Satellite impairment
2023 – GEO charges	540	7.1% - 10.5%	56
2023 – GEO reversals	177	10.5%	(30)
2023 – Net impact			26
The impairment charges and reversals recorded reflect updated business assumptions for the satellites through to the end of their useful economic lives. In general, these updated assumptions reflect a combination of revised commercial developments and expectations, updated assessments of the regulatory environment impacting certain assets (and hence the Group’s ability to achieve the forecast commercial exploitation), changes in the competitive environment in which the Group operates, and certain changes in the operation of the satellites (for example the decision to place a particular satellite into inclined orbit, or changes to the timing thereof) or associated ground segment infrastructure.
As part of standard impairment testing procedures, the Group assesses the impact of changes in the discount and growth rates and reductions in cash flows. Discount and growth rates are simulated up to 1% below and above the slot-satellite-ground CGU’s specific rate used in the base valuation and
EBITDA
projections are simulated up to 5% below and above the base valuation. In this way a matrix of valuations is generated, which reveals the potential exposure to impairment expenses based on movements in valuation parameters which are within the range of outcomes foreseeable at the valuation date.
For all slot-satellite-ground CGUs taken together, the most recent testing showed that a 1% decrease in the
perpetual
growth rates would increase the impairment by EUR 13 million. A 1% increase in the after-tax
discount rate would increase the impairment by EUR 34 million. Taken together, a 1% increase in the after-tax
discount rate and a 1% decrease in the declining growth rates would increase the impairment by EUR 78 million. Taken separately from changes in discount and declining growth rates, a 5% reduction in
EBITDA
would increase the impairment by EUR 52 million.
Note 16—Assets in the course of construction

2025 € million	Land and Buildings	Space segment	Ground segment	Other fixtures, tools & equipment	Total
Cost and net book value as at 1 January	0	1,231	85	32	1,348
Movements
Additions 1	3	190	91	28	312
Additions through business combinations (Note 4)	4	629	182	14	829
Transfers to assets in use (Note 15)	(9)	(494)	(87)	(23)	(613)
Transfers from/(to) intangible assets (Note 17)	—	(17)	(2)	(6)	(25)
Transfers between categories	5	—	—	(5)	—
Impact of currency translation	—	(92)	(6)	(3)	(101)
Cost and net book value as at 31 December	3	1,447	263	37	1,750

1	Additions mainly related to mPOWER satellites, SES-25, SES-26 and Intelsat IS-41 to IS-45.

F-
5
9

Consolidated financial statements
as at and for the year ended 31 December 2025

2024 € million	Land and Buildings	Space segment	Ground segment	Other fixtures, tools & equipment	Total
Cost and net book value as at 1 January	15	1,367	150	18	1,550
Movements
Additions 1	4	325	51	17	397
Transfers to assets in use (Note 15) 2	(17)	(516)	(82)	(14)	(629)
Transfers from/(to) intangible assets (Note 17)	(2)	—	(16)	—	(18)
Transfers from/(to) inventory	—	—	(20)	10	(10)
Impact of currency translation	—	55	2	1	58
Cost and net book value as at 31 December	0	1,231	85	32	1,348

1	Additions mainly related to SES-24, SES-25, SES-26, mPOWER programme, C-band
2	Includes transfer EUR 434 million of assets in the course of construction impairment booked in 2023

2023 € million	Land and Buildings	Space segment	Ground segment	Other fixtures, tools & equipment	Total
Cost and net book value as at 1 January	8	1,675	159	17	1,859
Movements
Additions 1	9	170	43	17	239
Transfers to assets in use (Note 15)	(2)	(8)	(30)	(14)	(54)
Transfers from/(to) intangible assets (Note 17)	—	—	(20)	—	(20)
Impairment	—	(425)	—	—	(425)
Impact of currency translation	—	(45)	(2)	(2)	(49)
Cost and net book value as at 31 December	15	1,367	150	18	1,550

1	Additions mainly related to mPOWER programme , SES-24, SES-25, SES-26, C-band, partly offset by C-band reimbursable space segment cost of EUR 36 million and ground segment cost of EUR 2 million .
Borrowing costs of EUR 31 million (2024: EUR 16
million, 2023: EUR 28

million) arising from financing specifically relating to satellite procurements were capitalised during the year and are included under ‘Space segment’ additions in the table above. A weighted average effective rate of 3.96% (2024: 3.45
%, 2023: 3.10
%) was used, representing the Group’s average weighted cost of borrowing. Excluding the impact of loan origination costs and commitment fees, the average weighted interest rate was 3.70% (2024: 3.14
%, 2023: 2.97
%).
The space segment additions in 2025 related primarily to:

•	mPOWER satellites for EUR 106 million (2024: EUR 159 million);

•	GEO satellites for EUR 62 million (2024: EUR 129 million) – see Note 34;

•	payments to launch service providers.
In 2023, in conjunction with the annual impairment test, SES recorded an impairment charge of EUR 425 million against the assets under construction related to certain mPOWER satellites, reflecting technical issues arising on those satellites during on-orbit testing and the impact of those on the commercialisation assumptions of the overall programme. No impairment charges to assets in the course of construction were required as a result of the 2025 or 2024 impairment tests.

F-
60

Consolidated financial statements
as at and for the year ended 31 December 2025

Note 17—Intangible assets

€ million		Goodwill	Orbital slot licence rights (definite life)	Customer relationships	Other definite life intangibles	Internally generated development costs	Total
Cost
As at 1 January 2025		143	2,406	287	347	14	3,197
Additions		—	—	—	12	14	26
Business combination	Note 4	1,700	242	132	86	—	2,160
Retirement		—	—	—	(28)	—	(28)
Transfers to other definite life intangibles		—	—	—	8	(8)	—
Transfers from assets under construction		—	—	—	7	18	25
Impact of currency translation		(35)	(231)	(36)	(9)	(1)	(312)
As at 31 December		1,808	2,417	383	423	37	5,068
Amortisation
As at 1 January 2025		—	(1,929)	(61)	(299)	—	(2,289)
Amortisation		—	(71)	(25)	(44)	—	(140)
Impairment expense		—	(99)	—	—	—	(99)
Impairment reversals		—	26	—	—	—	26
Retirement		—	—	—	28	—	28
Impact of currency translation		—	201	9	6	—	216
As at 31 December 2025		—	(1,872)	(77)	(309)	—	(2,258)
Book value as at 31 December		1,808	545	306	114	37	2,810

€ million	Orbital slot licence rights (indefinite- life)	Goodwill	Orbital slot licence rights (definite life)	Customer relationships	Other definite life intangibles	Internally generated development costs	Total
Cost
As at 1 January 2024	2,124	140	234	292	462	22	3,274
Additions	—	—	1	—	4	18	23
Disposals	—	—	—	—	—	—	—
Retirement 1	—	—	(80)	—	(158)	—	(238)
Transfer to definite life	(2,124)	—	2,134	—	(10)	—	—
Transfers from/(to) assets in the course of construction (Note 16)	—	—	—	—	45	(27)	18
Impact of currency translation	—	3	117	(5)	4	1	120
As at 31 December 2024	—	143	2,406	287	347	14	3,197
Amortisation
As at 1 January 2024	(1,798)	—	(127)	(27)	(402)	—	(2,354)
Amortisation	—	—	(72)	(31)	(53)	—	(156)
Impairment reversals	—	—	93	—	—	—	93
Retirement 1	—	—	80	—	158	—	238
Transfer to definite life	1,798	—	(1,798)	—	—	—	—
Impact of currency translation	—	—	(105)	(3)	(2)	—	(110)
As at 31 December 2024	—	—	(1,929)	(61)	(299)	—	(2,289)
Net book value as at 31 December 2024	—	143	477	226	48	14	908

1	Orbital slot retirements related to 85°W, 105.5°W, 68.5°W, 65°E, 63°E, and certain rights at 129°W.

F-6
1

Consolidated financial statements
as at and for the year ended 31 December 2025

€ million	Orbital slot licence rights (indefinite- life)	Goodwill	Orbital slot licence rights (definite life)	Customer relationships	Other definite life intangibles	Internally generated development costs	Total
Cost
As at 1 January 2023	2,193	2,740	234	292	507	51	6,017
Additions	—	—	—	—	2	20	22
Disposals	—	—	—	—	—	—	—
Retirement 1	—	(2,500)	—	—	(111)	—	(2,611)
Transfers from/(to) assets in course of construction	—	—	—	—	69	(49)	20
Impact of currency translation	(69)	(100)	—	—	(5)	—	(174)
As at 31 December 2023	2,124	140	234	292	462	22	3,274
Amortisation
As at 1 January 2023	(139)	(1,002)	(113)	(8)	(464)	—	(1,726)
Amortisation	—	—	(13)	(19)	(57)	—	(89)
Impairment	(1,677)	(1,548)	—	—	—	—	(3,225)
Retirement 1	—	2,500	—	—	111	—	2,611
Impact of currency translation	18	50	(1)	—	8	—	75
As at 31 December 2023	(1,798)	—	(127)	(27)	(402)	—	(2,354)
Net book value as at 31 December 2023	326	140	107	265	60	22	920

1
Goodwill retirements of the period relate primarily to those elements of brought forward goodwill from which no future economic benefits are expected. This includes all goodwill associated with the GEO North America, GEO International and MEO cash-generating units. Similarly, the retirements of fully amortised other definite life intangibles represent items from which no future economic benefits are expected.

Definition of cash-generating units for intangible assets
As described in Note 2, as of 1 January 2025 management has aggregated the individual slot-satellite-ground CGUs into a single group for goodwill impairment testing purposes. In 2024, management had aggregated its individual slot-satellite GEO CGUs into a single global GEO CGU for goodwill impairment testing purposes and maintained its MEO assets and operations as a separate MEO CGU. In 2023, management maintained separate regional GEO CGUs (Europe, North America, and International) as well as the separate MEO CGU.
Preparation and approval of business plan
The Group’s business plan is approved by the board of directors based on consolidated data which is in turn based on separate data prepared for each significant legal entity of the Group (see Note 41). The revenue, operating expenses, capital expenditures, and other cash flow information in the business plan is allocated to slot-satellite-ground CGUs by a combination of specific and general allocations using management’s best estimates.
Discount rates applied
The post-tax discount rate used for the grouping of CGUs for goodwill impairment testing purposes is 8.45% (2024: 8.07% for the GEO CGU and 8.89% for the MEO CGU; 2023: ranged from 6.83% to 8.57% for different groupings of CGUs as described above).

F-6
2

Consolidated financial statements
as at and for the year ended 31 December 2025

These discount rates were computed using market interest rates and commercial spreads, the capital structure of businesses in the Group’s business sector, and the risk profile of the businesses concerned. Specific risks relating to certain cash flows are taken into account in the development of the cash flow forecasts.
Perpetual Growth Rate (‘PGR’) assumptions
The PGR used for the grouping of CGUs is -1.6% (2024: -2.0% for the GEO CGU and -3.8% for the MEO CGU; 2023: ranged from +3.0% to -5.2% for different groupings of CGUs as described above).
These rates reflect the most recent long-term planning assumptions approved by the board of directors and can be supported by reference to the trading performance over a longer period and incorporate also projected growth rates for wide-beam and high-throughput satellites markets from external data sources.
Impairment charges recorded for 2025

i	Goodwill
As a result of the impairment tests conducted as of 31 December 2025, no impairment charges against goodwill were recorded (2024: nil; 2023: EUR 1,548 million). Goodwill as at 31 December 2025 was EUR 1,808 million (2024: EUR
143
million) of which EUR 1,700 million derived from the acquisition of Intelsat (translated from USD to EUR at the transaction rate of USD 1.1602 (see Note 4)). The balance of the goodwill related to Intelsat acquisition as at 31 December 2025 was EUR 1,679 million.
As part of standard impairment testing procedures, the Group assesses the impact of changes in the discount and growth rates and reductions in cash flows. Discount and growth rates are simulated up to 1% below and above the CGU’s specific rate used in the base valuation and
EBITDA
projections are simulated up to 5% below and above the base valuation. In this way a matrix of valuations is generated, which reveals the potential exposure to impairment expenses based on movements in valuation parameters which are within the range of outcomes foreseeable at the valuation date.
The most recent testing showed that there would be no impairment
a
 combination of a 1% increase in
after-tax
discount rates and a 1% decrease in the perpetual growth rate. Taken separately from changes in discount and perpetual growth rates, a 5% reduction in
EBITDA
would not lead to an impairment expense.

ii	Orbital slot rights
The cash flows from orbital slot rights are inseparable from the satellites located in those orbital positions and the supporting ground segment and are thus tested as part of the slot-satellite-ground CGUs.
Management applies the
post-tax
discount rate set out in Note 15 based on the primary currency of the underlying cash flows for each slot-satellite-ground CGU. In 2025, the net impairment expense recorded for orbital slot licence rights was EUR 73 million (2024: EUR 93 million reversal), with EUR 99 million of impairment charges (2024: EUR 93 million) being partially offset by EUR 26 million in reversals (2024: EUR 186 million) of previous impairment charges.
The impairment charges and reversals recorded reflect updated business assumptions for the orbital slot rights through to the end of their useful economic lives. In general, these updated assumptions reflect a combination of revised commercial developments and expectations, updated assessments of the regulatory environment impacting certain assets (and hence the Group’s ability to achieve the forecast commercial exploitation), changes in the competitive environment in which the Group operates, and certain changes in the operation of the satellites within each orbital location (for example the decision to place a particular satellite into inclined orbit, or changes to the timing thereof) or associated ground segment infrastructure.

F-6
3

Consolidated financial statements
as at and for the year ended 31 December 2025

As the Group tests its orbital slot rights together with its satellites and ground segment, the applicable amounts, discount rates, and sensitivity analysis for orbital slot rights are presented together with the same information for satellites in Note 15.

iii	Definite-life intangible assets
The definite-life intangible assets as at 31 December 2025 have a net book value by country as presented below:

2025 € million	Orbital slot licence rights	Customer relationships	Other
United States of America	307	306	94
Luxembourg	134	—	49
Netherlands	59	—	—
Sweden	37	—	—
Brazil	8	—	1
Germany	—	—	5
Other	—	—	2

Total	545	306	151

The definite-life intangible assets as at 31 December 2024 have a net book value by country as presented below:

2024 € million	Orbital slot licence rights	Customer relationships	Other
United States of America	116	226	8
Luxembourg	143	—	44
Netherlands	169	—	—
Sweden	39	—	—
Brazil	7	—	1
Germany	—	—	6
Other	3	—	3

Total	477	226	62

The definite-life intangible assets as at 31 December 2023 have a net book value by country as presented below:

2023 € million	Orbital slot licence rights	Customer relationships	Other 1
United States of America	—	265	3
Luxembourg	105	—	46
Brazil	2	—	1
Germany	—	—	9
Other *	—	—	1

Total	107	265	60

*	Updated to include internally generated development costs
As at 31 December 2025, the amount of the intangible assets pledged in relation to the Group’s liabilities was nil
(2023, 2024
: nil).

F-6
4

Consolidated financial statements
as at and for the year ended 31 December 2025

Note 18—Other financial assets
At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss
(‘FVTPL’
), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed in profit or loss. Changes in the fair value of financial assets at FVTPL are recognized in ‘Other non-operating
income /

expenses’ in the statement of profit or loss as applicable (refer to Note 9). Refer to Note 23 for the fair value hierarchy.

€ million	2025	2024
Other financial assets:
At FVTPL
Listed equity securities	2	1
Other equity securities	91	19
Debt securities	19	—
Collateral	8	—
Other financial assets	9	14

	129	34

At amortised cost:
Other financial assets	15	—

Total other financial assets	144	34
Of which:
Non-current	135	34
Current	9	0
As part of the Intelsat acquisition, SES acquired other equity securities of EUR 57 million
,
debt securities of EUR 15
million, and other financial assets of EUR 89 million (values as of acquisition date), of which total acquired value EUR 154 million was non-current and EUR 7 million was current.
The debt securities
primarily

consist of a note purchase agreement with a certain privately held company, whereby the company issued us a convertible promissory note in the amount of EUR
13
 million. The note bears interest at
5.0
% annually and matures in February 2028. The principal and accrued interest shall be due and payable on or after the maturity date upon demand by the requisite note holders.
The other financial assets acquired included a loan receivable of EUR
65
million, measured at fair value at acquisition date. Subsequently, on 22 July, the borrower repaid the loan in full, including a prepayment penalty fee of EUR

2 million.
On 5 March 2025, the Group acquired equity securities in a company for a consideration of EUR 19 million. In September 2025, the same investee company issued a convertible promissory note in which SES invested a further EUR
 4 million.
Collateral balance amounting to EUR 8 million (2024: EUR nil) represents amounts held in escrow as a compensating balance for certain outstanding letters of credit.
Note 19—Investments accounted for using equity method
Set out below are the joint ventures of the Group as at 31 December 2025 that are considered material. These joint ventures with JSAT were acquired as part of the Intelsat acquisition and involve the joint ownership and

Consolidated financial statements
as at and for the year ended 31 December 2025

governance of, and the allocation of costs and revenue from, the Horizons 3e (Horizons 3) and Galaxy 37 (Horizons 4) satellites.

€ million
Entity	Country of incorporation	% interest	Nature of relationship	Measurement method	Quoted fair value		Carrying amount

Horizons-4 Satellite LLC	USA	50	Joint venture	Equity	—	*	13
Horizons-3 Satellite LLC	USA	50	Joint venture	Equity	—	*	64

Total							77

*	Private entities – no quoted prices available
The acquisition-date fair value of the equity-method investments was EUR 72 million.
In connection with the Company’s investments in Horizons 3 and Horizons 4 it entered into capital contribution and subscription agreements that require it to fund its 50% share of the amounts due to maintain its respective 50% interest in the joint ventures.
In 2025 SES made contributions of EUR 7 million to Horizons 3 to cover its portion of escalating principal payments that Horizons 3 is required to pay JSAT under a loan agreement and expects to make further such contributions in 2026. Refer to Note 35 – Commitments and contingencies.
The Company has a revenue sharing agreement with JSAT related to services sold on the Horizons 3e (Horizons 3) and Galaxy 37 (Horizons 4) satellites, wherein the initiating party contracting with a customer is responsible for engineering, billing and collection for such services, and remits 50% of the revenue, subject to collections, less applicable fees and commissions, to the other party.

F-6
6

Consolidated financial statements
as at and for the year ended 31 December 2025

The tables below provide summarised financial information for the Group’s material joint ventures. The information disclosed reflects the amounts presented in the financial statements of the relevant joint ventures and not SES’s share of those amounts. The amounts in the income statement are for full year 2025, although these joint ventures were not acquired by SES until the closure of the Intelsat acquisition in July 2025. For each joint venture, the difference between the Group’s share of the closing net assets and the carrying amount is due to valuation adjustments.

€ million
	Horizons-4 Satellite LLC	Horizons-3 Satellite LLC
Summarised statement of financial position	2025	2025
Current assets
Cash and cash equivalents	1	—
Other current assets	—	5

Total current assets	1	5
Non-current assets	38	200
Current liabilities
Financial liabilities (excluding trade payables)	—	—
Other current liabilities	—	2

Total current liabilities	—	2
Non-current liabilities
Financial liabilities (excluding trade payables)	—	21
Other non-current liabilities	—	—

Total non-current liabilities	—	21

Net assets	39	182

Reconciliation to carrying amounts:
Opening net assets 1 January	50	189
Profit for the period	—	1
Other comprehensive income	—	—
Contributions	—	15
Dividends paid	(5)	—
Foreign exchange differences	(6)	(23)

Closing net assets	39	182

€ million
	Horizons-4 Satellite LLC	Horizons-3 Satellite LLC
Summarised statement of comprehensive income	2025	2025

Revenue	4	31
Interest income	—	—
Depreciation and amortisation	(2)	(20)
Interest expense	—	(3)
Income tax expense	—	—

Profit for the period	—	1
Other comprehensive income	—	—
Total comprehensive income	—	1
Dividends received from associates and joint venture entities	2	—

F-6
7

Consolidated financial statements
as at and for the year ended 31 December 2025

Note 20—Inventories

€ million	2025	2024
Current assets
Finished goods	194	40
Work in progress	2	9

Total	196	49
‘Work in Progress’ represents equipment being prepared for delivery to the Group’s customers whereas ‘Finished goods’ is the available on-hand
equipment ready for deliver to customers. The cost of inventories recognized as an expense during the year was EUR 150 million (2024: EUR 69 million).
In 2025 the Group recognized an inventory provision of EUR 6 million (2024: EUR 7 million) based on stock movements in the period.
The adjustments have been included in cost of sales in the consolidated income statement.
As part of the Intelsat acquisition, SES acquired EUR
 164
million of inventory, largely telecommunications systems and parts associated with Intelsat’s Commercial Aviation business.
Note 21—Assets and liabilities related to contracts with customers
The Group has recognized the following assets and liabilities related to contracts with customers:

€ million	2025	2024
Current contract assets
Trade receivables	576	429
Provision for trade receivables	(70)	(80)

Trade receivables, net of provisions	506	349
Unbilled accrued revenue	175	139
Provision for unbilled accrued revenue	(23)	(4)

Unbilled accrued revenue, net of provisions	152	135
Deferred customer contract costs	8	2

Total	666	486

Non-current contract assets
Unbilled accrued revenue	133	137
Provision for unbilled accrued revenue	(42)	(30)

Unbilled accrued revenue, net of provisions	91	107
Deferred customer contract costs	19	1

Total	110	108
Current contract liabilities
Deferred income	303	225
Non-current contract liabilities
Deferred income	522	338

F-
6
8

Consolidated financial statements
as at and for the year ended 31 December 2025

The following table shows the movement in deferred income recognized by the Group:

€ million	Non-current	Current
As at 1 January 2025	338	225
Business combination	322	130
Revenue recogni z ed during the year	—	(2,057)
New billings	—	2,006
Other movements*	(110)	12
Impact of currency translation	(28)	(13)
As at 31 December 2025	522	303

*	Other movements include reclassifications (between current and non-current, upfront and deferred, as well as against trade receivables)

€ million	Non-current	Current
As at 1 January 2024	337	224
Revenue recognized during the year	—	(1,884)
New billings	—	1,810
Other movements*	(12)	70
Impact of currency translation	13	5
As at 31 December 2024	338	225

*	Other movements include reclassifications (between current and non-current, upfront and deferred, as well as against trade receivables)
Note 22—Trade and other receivables

€ million	2025	2024
Trade receivables, net of provisions	507	349
Unbilled accrued revenue, net of provisions	243	242
Other receivables	111	165

Total trade and other receivables	861	756

Of which:
Financial receivables	828	726
Non-financial receivables	33	30
Non-current	91	107
Current	770	649
Unbilled accrued revenue represents revenue recognized, but not billed, under long-term customer contracts. Billing will occur based on the terms of the contracts. The non-current
balance represents entirely unbilled accrued revenue.
An amount of EUR 19 million (2024: EUR 6 million) was expensed in 202
5
 reflecting
an increase
in the impairment of trade and other receivables. This amount is recorded in ‘Other operating expenses’ and includes a reversal of provision of EUR 29 million (2024: EUR 33 million) mainly related to cash collections in respect of trade receivable balances previously provisioned. As at 31 December 2025, trade

F-
6
9

Consolidated financial statements
as at and for the year ended 31 December 2025

and other receivables with a nominal amount of EUR
134
 million (2024: EUR
114
million) were impaired. Movements in the provision for the impairment of trade and other receivables were as follows:

€ million	2025	2024
As at 1 January	114	114

Business combination	22	0
Increase in provision	48	39
Reversals of provision	(29)	(33)
Utilised	(19)	(10)
Other movements	6	—
Impact of currency translation	(8)	4

As at 31 December	134	114
Note 23—Financial instruments
Fair value estimation and hierarchy
The Group uses the following hierarchy levels for determining the fair value of financial instruments by valuation technique:

•	Level 1—Quoted prices in active markets for identical assets or liabilities;

•	Level 2—Other techniques for which all inputs which have a significant effect on the recorded fair value are observable either directly or indirectly;

•	Level 3—Techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.
The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business on the reporting date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm’s-length
market transactions; reference to the current market value of another instrument, which is substantially the same; discounted cash flow analysis and option pricing models.
The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.
The fair value of the contingent value rights was determined using a probability-weighted model.
The Group values cash and cash equivalents at fair value using observable inputs being credit ratings of financial institutions where it has cash and cash equivalents. For level 2 non-listed
borrowings the Group uses market interest rates and discounted cash flows method.
Cross-currency swap
On 24 June 2025, as part of its risk management strategy, the Group has entered into a cross-currency swaps (“CCS”) to synthetically convert the EUR 1 billion Eurobond proceeds into USD, aligning with the intended use of funds for the acquisition of Intelsat and subsequent intercompany loans. The fair value of the CCS as at 31 December 2025 was EUR 9 million and is presented under “Derivatives” in the consolidated statement of financial position and the consolidated statement of comprehensive income.

F-
70

Consolidated financial statements
as at and for the year ended 31 December 2025

Fair values
The fair value of borrowings has been calculated with the quoted market prices except for the European Investment Bank Floating Rate Loan Facility, Term Loan Agreement floating rate Loan Facility, LuxGovSat Fixed Term Loan Facility, SES Astra 1P Fixed Term Loan Facility, and SES Satellites Ventures Floating Term Loan Facility, for which the discounted expected future cash flows at prevailing interest rates has been used. The fair value of foreign currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. All borrowings are measured at amortised cost.
Unless otherwise stated, the fair value of each class of financial assets and liabilities measured at amortised cost approximates their carrying amount. To that effect, for instruments carried at amortised cost, the Group determined that the fair value at origination date approximates the carrying amount, either due to the short-term nature of the instruments, or because the stated rates are close to the prevailing market rates and / or there were no significant origination costs at origination date.
Set out below is a comparison by category of carrying amounts and fair values of all the Group’s financial instruments that are carried in the financial statements.

€ million	Carried at fair value		Carried at amortised cost
At 31 December	2025	2024	2025	2024
Financial receivables (Note 22)	—	—	828	726
Cash and cash equivalents – Level 2	1,075	3,521	—	—
Other financial assets – Level 1	2	1	—	—
Other financial assets – Level 3	127	33	15	—

Total assets	1,204	3,555	843	726
Borrowings – Level 1		—	5,090	4,127
Borrowings – Level 2		—	1,215	393

Borrowings**		—	6,305	4,520
Lease liabilities	—	—	635	51
Derivatives: Cross-currency swap – Level 2	9	—	—	—
Fixed asset suppliers***	—	—	443	610
Other long-term liabilities	—	—	35	55
Contingent value rights – Level 3	749	—	—	—
Financial liabilities (Note 31)	—	—	973	663

Total liabilities	758	—	8,391	5,899

**	Fair value of the borrowings in 2025 is EUR 6,058 million (2024: EUR 4,137 million)
***	Fair value of the fixed asset suppliers in 2025 is EUR 434 million (2024: EUR 592 million

Consolidated financial statements
as at and for the year ended 31 December 2025

Fair value measurements using significant unobservable inputs (level 3)
The following table presents the changes in level 3 financial assets for the period ended 31 December 2025:

€ million	Unlisted equity securities	Unlisted debt securities	Other financial assets	Total
As at 1 January 2025	19	—	13	32
Business combination	57	15	24	96
Recognized in profit or loss*	(4)	—	(8)	(12)
Purchases	19	4	—	23
Settlements	—	—	—	—
Other changes	—	—	3	3

As at 31 December 2025	91	19	32	142

*	includes unrealized losses recognized in profit or loss attributable to balances held at the end of the reporting period
The following table presents the changes in Level 3 financial liabilities for the period ended 31 December 2025:

€ million	Contingent value rights	Total
As at 1 January 2025	—	—
Issues	737	737
FV recognized in profit or loss*	28	28
Other changes**	(16)	(16)

As at 31 December 2025	749	749

*	Includes unrealized losses recognized in profit or loss attributable to balances held at the end of the reporting period
**	Includes taxes paid to the CVR holders and exchange rate differences
There were no transfers between Level 1 and 2 during the current or prior year.

Consolidated financial statements
as at and for the year ended 31 December 2025

The following table summarises the quantitative information about the significant unobservable inputs used in level 3 fair value measurements (see above for the valuation techniques adopted) and how a reasonable change in the input would affect the fair value.

Description	Fair value at 31 December 2025 (€million)	Valuation technique	Unobservable inputs	Range/ percentages (probability weighted average)	Relationship of unobservable inputs to fair value
Unlisted equity securities**	10	Net asset value	n/a*	n/a*
	4	Discounted cash flow	High-yield corporate bond rate	8%-10% (9.6%)	The higher the discount rate, the lower the fair value
	3	Discounted cash flow	Eurobond Government rate	2%-3% (2.2%)	The higher the discount rate, the lower the fair value
CVRs	755	Discounted cash flow	Discount Rate	8% - 9% (8.5%)	The higher the discount rate, the lower the fair value

*	The Group has determined that the reported net asset value represents fair value at the end of the reporting period.
**	Unlisted equity securities do not include securities for which unobservable inputs were not developed by the Group.
There were no significant interrelationships between unobservable inputs that materially affect fair values.
For investments acquired as part of the Intelsat acquisition, the Group engaged an external, independent, and qualified valuation firm to determine the fair value of financial items required for financial reporting purposes, including level 3 fair values. Management determined the inputs to be used by the external valuation firm.
The main Level 3 inputs used by the Group and the external valuation firm are derived and evaluated as follows:

-	Discount rates for financial assets and financial liabilities are determined using a capital asset pricing model and other techniques.

-	Earnings growth factors for unlisted equity securities are estimated based on market information for similar types of companies.

-	Contingent value rights (see Note 4).
Note 24—Financial risk management objectives and policies
The Group’s financial instruments comprise: a syndicated loan, Eurobonds, US dollar bonds (144A), a Euro-dominated Private Placement, a German Bond (‘Schuldschein’), financing facilities from European Investment Bank, deeply-subordinated loans, committed credit facilities for specified satellites and projects, cash, money market funds and short-term deposits.
The main purpose of the debt instruments is to raise funds to finance the Group’s day-to-day
operations, as well as for other general business purposes. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

Consolidated financial statements
as at and for the year ended 31 December 2025

The main risks arising from the Group’s financial instruments are liquidity risks, foreign currency risks, interest rate risks and credit risks. The general policies are periodically reviewed and approved by the board.

1	Liquidity risk
The Group’s objective is to efficiently use cash generated to maintain borrowings at an appropriate level. In case of liquidity needs, the Group can call on committed syndicated loan, and EIB uncommitted loans. In addition, if deemed appropriate based on prevailing market conditions, the Group can access additional funds through the European Medium-Term Note programme. The Group’s debt maturity profile is tailored to allow the Company and its subsidiaries to cover repayment obligations as they fall due.
The Group operates a centralised treasury function which manages, amongst others, the liquidity of the Group to optimise the funding costs. This is supported by a daily cash pooling mechanism.
Liquidity is monitored regularly through a review of cash balances, the drawn and issued amounts and the availability of additional funding under committed credit lines, the commercial paper programme and the EMTN Programme (EUR

3,411

million as at 31 December 2025 and EUR

6,752
 million as at 31 December 2024—more details in Note 2
9
).
The table below summarises the projected contractual undiscounted cash flows of the non-derivative
financial liabilities based on the maturity profile as at 31 December 2025 and 2024.

€ million	Within 1 year	Between 1 and 5 years	After 5 years	Total
As at 31 December 2025:
Borrowings	803	3,569	1,988	6,360
Future interest commitments	214	853	497	1,564
Trade and other payables	973	—	—	973
Other long-term liabilities	—	36	—	36
Lease liabilities	110	412	270	792
Fixed assets suppliers	279	164	—	443
Total maturity profile	2,264	5,149	2,755	10,168

As at 31 December 2024:
Borrowings	273	2,509	1,773	4,555
Future interest commitments	160	552	638	1,350
Trade and other payables	663	—	—	663
Other long-term liabilities	—	56	—	56
Lease liabilities	19	28	8	55
Fixed assets suppliers	184	426	—	610
Total maturity profile	1,299	3,571	2,419	7,289

2	Foreign currency risk
SES is active in markets outside the Eurozone, with business operations in many locations throughout the world. The Group’s main exposures to
foreign currency at the end of the reporting period are in respect of balances denominated in US dollars related to cash and cash equivalents (2025: EUR 289 million; 2024: EUR 2,338 million), intercompany balances (2025: EUR
1,819 million; 2024: EUR
-2,048 million
),
 fixed assets suppliers (2025: EUR
- 83
million; 2024: EUR -
192
million), CCS (2025: EUR
-987
million; 2024: nil), net external debt (2025: EUR -383 million; 2024: EUR nil), CVR (2025: EUR
-750
million; 2024: nil).

Consolidated financial statements
as at and for the year ended 31 December 2025

The aggregate net foreign exchange gains/ losses recognized in profit or loss were:

	2025	2024	2023
Net foreign exchange gain included in main currencies	-29	2	3
Net foreign exchange gain/ (loss) included in other currencies	3	-1	2
Net foreign exchange gain included in foreign exchange transactions	10	4	8

Total	-16	5	13
SES uses certain financial instruments to manage its exposure to fluctuations in foreign currency exposure rates. Examples used to mitigate such exposures are the spot or forward buying and selling of foreign currencies, creating natural hedges (for example intercompany loans, quasi-equity qualification of such intercompany loans, intercompany dividend distributions), and external hedging, whereby speculative foreign exchange trading is disallowed under internal policies.
The Group may enter into forward currency contracts to eliminate or reduce the currency exposure arising from individual capital expenditure projects such as satellite procurements, tailoring the maturities to each milestone payment to maximise effectiveness. Depending on the functional currency of the entity with the capital expenditure commitment, the foreign currency risk may be in euro or in US dollar. The forward contracts are in the same currency as the hedged item and can cover up to 100% of the total value of the contract.
The Group has a corresponding exposure in the consolidated income statement, excluding the impacts of
C-band
repurposing, of EUR
1,790
 million or
68
% of the Group’s revenue and other income (202
4
: EUR
1,209
 million or
60.4
%) and EUR
802
 million or
57
% of its operating expenses (202
4
: EUR
492
 million or
45.0
%) being denominated in US dollars.

3	Fair value hedge
On 27 June 2025, the Group put in place a fair value hedge of the foreign currency exposure, through the use of the EUR/USD final exchange leg of a CCS. The hedge ratio is set at
1:1
(100%), meaning that the notional amount of the USD leg of the CCS is exactly equal to the principal value of the
USD-denominated
intercompany loan and/or cash and cash equivalents held by the Group. The hedged item is USD 1.2 billion cash, cash equivalents and/or USD intercompany loan(s) and the hedging instrument is the USD final exchange leg of the CCS of the same amount. The fair value hedge in respect of the spot component changes of the swap derivative amounts to EUR 8 million and is presented in the consolidated statement of comprehensive income. SES has elected to exclude from the hedge designation all components of the CCS fair value that are not attributable to spot movements. The excluded components are accounted separately in the consolidated statement of comprehensive income.

$ million	2025
USD statement of financial position exposure:
Cash and cash equivalents	0
Intercompany loan	1,160
Total	1,160
Hedged with:
USD final exchange leg of the CCS	1,160

Total	1,160

Hedged proportion	100%

Consolidated financial statements
as at and for the year ended 31 December 2025

4	Cash flow hedges
In April 2025, the Group has put in place a cash flow hedge to manage foreign exchange risk related to the
USD-denominated
payment for the acquisition of Intelsat and to mitigate income statement volatility resulting from the accumulation of USD liquidity for the transaction. The hedging instrument was the USD balance of the money market funds from 1 April 2025 until 17 July 202
5
, the date of Intelsat’s acquisition, as well as foreign exchange contracts. The fair value loss on cash flow hedges, net of tax amounted to EUR 17 million and was presented against the goodwill recognized at acquisition date.

5	Hedge of net investment in foreign operations
As at 31 December 202
5
, certain borrowings denominated in US dollars were designated as hedges of the net investments in SES Americom
,
Inc. and its subsidiaries (‘SES Americas’), SES Holdings (Netherlands) BV and its subsidiaries (‘SES Netherlands’) and MX1 Limited to hedge the Group’s exposure to foreign exchange risk on these investments.
In July 2025, following Intelsat acquisition, USD 550 million of the Term Loan Agreement was designated as hedge of the net investment in Intelsat Jackson Holdings
S.à r.l. (formerly Intelsat Jackson Holdings S.A.)
.
As at 31 December 2025, all designated net investment hedges were assessed to be highly effective and a total gain of EUR 22 million, stated net of tax of EUR 8 million is included as part of other comprehensive income for the period (2024:
loss
of EUR
11
 million, stated net of tax of EUR 4 million).
The following table sets out the hedged portion of USD statement of financial position exposure as at 31 December:

$ million	2025	2024
USD statement of financial position exposure:
SES Americas	700	225
SES Netherlands	889	1,797
MX1 Limited, Israel	16	17
Intelsat Jackson Holdings S.à r.l.	5,863	—
Total	7,468	2,039
Hedged with:
US Bonds	250	250
Term Loan Agreement	550	—

Total	800	250

Hedged proportion	11%	12%

Consolidated financial statements
as at and for the year ended 31 December 2025

The
 following table demonstrates the sensitivity to a +/-
20
% change in the US dollar exchange rate on the nominal amount of the Group’s US dollar net investment, with all other variables held constant. All value changes are eligible to be recorded in other comprehensive income with no impact on profit and loss.
At the beginning of 2025 the dollar dropped sharply, then recovered modestly as markets reassessed the Federal Reserve’s policy, after which it remained relatively stable for the remainder of the year. Looking ahead to 2026, the analysts expect a continued, gradual weakening of the USD.

31 December 2025	Amount in USD million	Amount in EUR million at closing rate of $1.175	Amount in EUR million at rate of $1.41	Amount in EUR million at rate of 0.94
USD statement of financial position exposure:
SES Americas	700	596	497	745
SES Netherlands	889	756	630	945
MX1 Limited, Israel	16	13	11	17
Intelsat Jackson Holdings S.à r.l.	5,863	4,991	4,158	6,237
Total	7,468	6,356	5,296	7,944
Hedged with:
US Bonds	250	213	177	266
Term Loan Agreement	550	468	390	585

Total	800	681	567	851

Hedged proportion	11%

Absolute difference without hedging			(1,059)	1,589
Absolute difference with hedging			(946)	1,419

31 December 2024	Amount in USD million	Amount in EUR million at closing rate of 1.04	Amount in EUR million at rate of 1.25	Amount in EUR million at rate of 0.83
USD statement of financial position exposure:
SES Americas	225	217	180	272
SES Netherlands	1,797	1,730	1,438	2,166
MX1 Limited, Israel	17	16	14	20
Total	2,039	1,963	1,632	2,458
Hedged with:
US Bonds	250	241	200	301
Other external borrowings	—	—	—	—

Total	250	241	200	301

Hedged proportion	12%

Absolute difference without hedging			(331)	494
Absolute difference with hedging			(291)	433

6	Interest rate risk
The Group’s exposure to market interest rate risk relates primarily to its debt portion at floating rates. In order to mitigate this risk, the Group generally contracts its debt at fixed rates, and monitors carefully the evolution of market conditions, adjusting the mix between fixed and floating rate debt if necessary.

Consolidated financial statements
as at and for the year ended 31 December 2025

To mitigate the Group’s interest rate risk in connection with near-term debt refinancing needs, the Group may from time to time enter into interest rate hedges. As per 31 December 2025 and 31 December 2024, the Group had no interest rate hedges outstanding.
The table below summarises the split of the carrying amount of the Group’s debt between fixed and floating rate.

€ million	At fixed rates	At floating rates	Total
Borrowings at 31 December 2025	5,150	1,155	6,305
Borrowings at 31 December 2024	4,510	10	4,520

Euro interest rates € million	Floating rate borrowings	Increase in rates Pre-tax impact	Decrease in rates Pre-tax impact
Borrowings at 31 December 2025	1,155	0	4
Borrowings at 31 December 2024	10	0	—
The Group’s debt portion at floating rate is the EIB loan, a USD denominated TLA and junior loan. The interest rate risk was calculated based on prognosis for interest rate fluctuations.

7	Customer credit risk
The Group has the following types of financial assets subject to the ‘expected credit loss’ model: trade receivables; unbilled accrued revenue; and
C-band
repurposing reimbursement receivables.
It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. To measure expected credit losses on trade receivables and unbilled accrued revenue, they are grouped based on shared credit risk characteristics, country and days past due. Unbilled accrued revenues have substantially the same risk characteristics as trade receivables for the same types of contracts and so management believes that the expected loss rates for trade receivables are a reasonable approximation of those for unbilled accrued revenue.

The credit verification procedures in relation to trade receivables and unbilled accrued revenue include the assessment of the creditworthiness of the customer by using sources of quality information such as external specialist reports, audited annual reports, press articles or rating agencies. Should the customer be a governmental entity, the official debt rating of the respective country is a key driver in determining the appropriate credit risk category.
Following this credit analysis, the customer is classified into a credit risk category which can be as follows: ‘Prime’ (typically publicly rated and listed entities), ‘Market’ (usually higher growth companies with higher leverage),
‘Sub-prime’
(customers for which viability is dependent on continued growth with higher leverage), or Government (governments or governmental institutions, subject to the corresponding country meeting minimum credit rating criteria). The credit profile is updated at least once a year for all key customers with an ongoing contractual relationship.
There are no significant concentrations of credit risk, whether through exposure to individual customers, specific industry sectors and/or regions.
The Group applies the IFRS 9 simplified approach to measuring expected credit losses for trade receivables and unbilled accrued revenue by measuring the loss allowance at an amount equal to lifetime expected credit losses. To measure the expected credit losses, trade receivables and unbilled accrued revenue have been grouped in portfolios based on shared credit risk characteristics (credit risk profile: Prime, Market,
Sub-prime,
and Government), World bank defined regions ( East Asia and Pacific, Europe and Central Asia, Latin America and the Caribbean, Middle East and North Africa, North America, South Asia,
Sub-Saharan
Africa) and the days past due. SES incorporates forward-looking information through the country risk premium. For sub-prime segments, the historical ECL rate is compared to the relevant country risk premium

Consolidated financial statements
as at and for the year ended 31 December 2025

and increased when lower, ensuring the provision reflects forward-looking sovereign and macro-economic risk
In order to compute the provision, the gross trade receivables balance is reduced for any portion representing deferred revenue and any securities held. Trade receivables and unbilled accrued revenue are written off when there is no reasonable expectation of recovery. The Group’s largest customers are large media companies and government agencies, and hence the credit risk associated with these contracts is assessed as low.
The Company calculates loss expectancy rates based on the history of losses to create a provision matrix. On that basis, the provision as at 31 December 2025 and 31 December 2024 is as follows:
€ million

31 December 2025	Current	Less than 1 month	Between 1 and 3 months	More than 3 months	Total
Average expected loss rate (by portfolio)	5.6%	9.2%	13.0%	29.5%
Gross carrying amount – trade receivables	163	178	111	124	576
Provision	25	—	—	10	35
31 December 2024	Current	Less than 1 month	Between 1 and 3 months	More than 3 months	Total
Average expected loss rate (by portfolio)	2.8%	3.9%	7.0%	13.1%
Gross carrying amount – trade receivables	208	51	38	133	430
Provision	2	—	—	14	16
The provision in respect of unbilled accrued revenue as at 31 December 2025 amounts to EUR
64
 million and the corresponding expected credit loss is
21
% (31 December 2024: EUR
34
 million,
12
%).
An amount of EUR 19 million (2024: EUR 1 million) was expensed in 2025 reflecting an increase in the IFRS 9 related provision for trade and other receivables.
Additional provisions are recorded for trade receivable balances if specific circumstances or forward-looking information lead the Group to believe that additional collectability risk exists with respect to customers that are not reflected in the loss expectancy rates. A cumulative provision for trade receivables of EUR 70 million has been recorded as of 31 December 2025 (31 December 2024: EUR 80 million).
The movement in provisions for trade receivables and unbilled accrued revenue as at 31 December 2025 and 2024 are as follows:

	Trade receivables			Unbilled accrued revenue
€ million	2025	2024	2023	2025	2024	2023
At 1 January	80	96	100	34	18	14
Business combination	21			2
Increase in provision recognized in profit or loss	16	30	41	32	9	1
Receivables written off as uncollectible	(15)	(18)	(13)	(5)	8	8
Unused amount reversed	(27)	(31)	(29)	(2)	(2)	(1)
Other movements	—	—	—	6	—	(3)
Impact of currency translation	(5)	3	(3)	(3)	1	(1)
At 31 December	70	80	96	64	34	18

Consolidated financial statements
as at and for the year ended 31 December 2025

8	Financial credit risk
With respect to the credit risk relating to financial assets, this exposure relates to the potential default of the counterparty, with the maximum exposure being equal to the carrying amount of these instruments. The counterparty risk from a cash management perspective is reduced by the implementation of several cash pools, accounts and related paying platforms with different counterparties.
To mitigate the counterparty risk, the Group only deals with recognized financial institutions with an appropriate credit rating - generally ‘A’ and above - and in adherence to a maximum trade limit for each counterparty which has been approved for each type of transactions. All counterparties are financial institutions which are regulated and controlled by the national financial supervisory authorities in the relevant jurisdiction. The counterparty risk portfolio is analysed on a quarterly basis. Moreover, to mitigate any counterparty risk, the portfolio is diversified as regards the main counterparties ensuring a well-balanced relation for all categories of products (derivatives as well as deposits).

9	Capital management
The Group aims to have a balanced mix of equity and debt capital. In addition, it is the Group’s policy is to attain and retain an investment grade rating from at least two reputable rating agencies. These investment grade ratings serve to maintain investor, creditor, and market confidence. Within this framework, the Group manages its capital structure and liquidity in order to reflect changes in economic conditions to keep its cost of debt low, maintain the confidence of debt investors at a high level and to create added value for shareholders.
The Group’s dividend policy takes into account the financial performance of the year, business plan cash flow requirements and other factors such as yield and pay-out
ratio.
Note 25—Cash and cash equivalents

€ million	2025	2024
Cash at bank and in hand	348	290
Cash and cash equivalents subject to contractual restrictions	401	300
Term deposits	167	1,458
Money market funds	159	1,473

Total cash and cash equivalents	1,075	3,521

Cash at banks and money market funds are subject to interest at floating rates based on daily bank rates. Short-term deposits are made for varying periods, depending on the immediate cash requirements of the Group—and earn interest at the respective deposit rates. Cash and cash equivalents are held at various financial institutions meeting the credit rating criteria set out in Note 24 above. See also Note 4 in connection with the acquisition of Intelsat Holdings S.à r.l. for a cash consideration of USD 2.6 billion (EUR 2.2 billion) closed on 17 July 2025.
Cash and cash equivalents subject to contractual restrictions relate to EUR
 401 million (2024: EUR 300
million) funds in relation to the IRIS² programme available to both SES ASTRA S.A. and other consortium members for programme related costs.

Consolidated financial statements
as at and for the year ended 31 December 2025

Note 26—Shareholders’ equity
Issued capital
SES has a subscribed capital of EUR 696 million (2024: EUR 696 million), represented by 371,457,600 Class A shares (2024: 371,457,600 Class A shares) and 185,728,800 Class B shares (2024: 185,728,800 Class B shares) with no par value.
The movement between the opening and closing number of shares issued per class of share can be summarized as follows:

	Class A shares	Class B shares	Total shares
As at 1 January 2025	371,457,600	185,728,800	557,186,400

As at 31 December 2025	371,457,600	185,728,800	557,186,400

	Class A shares	Class B shares	Total shares
As at 1 January 2024	371,457,600	185,728,800	557,186,400

As at 31 December 2024	371,457,600	185,728,800	557,186,400

Fiduciary Deposit Receipts (‘FDRs’) with respect to Class A shares are listed on the Luxembourg Stock Exchange and on Euronext Paris. They can be traded freely and are convertible into Class A shares at any time and at no cost at the option of the holder under the conditions applicable in the Company’s articles of association and in accordance with the terms of the FDRs.
All Class B shares, other than those held by the Company as Treasury Shares, are held by the State of Luxembourg, or by Luxembourg public institutions. Dividends paid for one share of Class B equal
40% of the dividend for one share of Class A.
A shareholder, or a potential shareholder, who seeks to acquire, directly or indirectly, more than
20
%
, 33%, or 50% of the shares of the Company must inform the Chairman of the board of directors of the Company of such an intention. The Chairman of the board of directors of the Company shall forthwith inform the government of the Grand Duchy of Luxembourg of the envisaged acquisition which may be opposed by the government within three months should the government determine that such an acquisition would be against the general public interest.
In case
 of no opposition from the government, the
board will
convene an extraordinary meeting of shareholders which may decide at a majority provided for in article
450-3
of the law of 10 August 1915, as amended, regarding commercial companies, to authorize
the shareholder, or potential shareholder, to acquire more than
20
%, 33%, or 50
%
of the shares. If it is an existing shareholder of the Company, it may attend the general meeting and will be included in the count for the quorum but may not take part in the vote.
Share buyback programme
On 3 August 2023 the Company announced a share buyback programme under the authorization

given by the Annual General Meeting of shareholders held on 6 April 2023. In connection with this programme, as of 31 December 2025 the Group acquired 23,952,416 FDRs at a weighted average price of EUR 5.22 per FDR and 11,976,209 Class B shares at an average price of
EUR
2.09 per
B-share,
resulting in a total cost of the programme of EUR 150 million.
Subject to the agreement of the shareholders, the Company also purchases FDRs in connection with executives’ and employees’ share-based payment plans. At the year-end,
the Company held 2,558,176 FDRs

Consolidated financial statements
as at and for the year ended 31 December 2025

relating to such plans.
These FDRs are disclosed as treasury shares in the consolidated statement of financial position and are carried at acquisition cost as a deduction from equity.

	2025	2024	2023
FDRs held as at 31 December	26,510,592	27,851,115	9,615,110
Carrying value of FDRs held ( € million )	156	173	90

Class B shares held as at 31 December	11,976,209	11,976,209	—
Carrying value of Class B shares held ( € million )	25	25	—
EUR 550 million Deeply Subordinated Fixed Rate Resettable Securities
In November 2016 SES issued Deeply Subordinated Fixed Rate Resettable Securities for an amount of EUR 550 million, with a first call on 29 January 2024. The securities bear a coupon of 5.625% per annum to the first call date and were priced at 99.304% of their nominal value. Tender premium and transaction costs for this transaction amounted to EUR 8 million and were deducted from “Other reserves”.
On December 4, 2023 the Company issued a notice of redemption to holders of its EUR 550 million Deeply Subordinated Fixed Rate Resettable Securities with a call date on January 29, 2024, on which date the Company fully settled those securities.
EUR 625 million Deeply Subordinated Fixed Rate Resettable Securities
In May 2021 SES issued Deeply Subordinated Fixed Rate Resettable Securities for an amount of EUR 625 million, with a first call date on 27 August 2026. The securities bear a coupon of 2.875% per annum and were priced at 99.409% of their nominal value. Tender premium and transaction costs for this transaction amounted to EUR 26 million and were deducted from “Other reserves”.
Coupon payments in respect of the Deeply Subordinated Fixed Rate Resettable Securities occurred on 30 January 2024 (EUR 31 million),
27
 August
2024 (EUR 18 million), January
2025 (EUR
 1 million),
27 August 2025 (EUR
 15
million) and have been deducted from ‘Other reserves’.

Tax on the Perpetual Bonds coupon accrual of EUR 4 million (2024: EUR 6 million, 2023: EUR 14 million) has been credited to ‘Other reserves’.
In 2024 the Group repurchased in the open market an aggregate amount of EUR 37 million in principal amount of its EUR 625 million Deeply Subordinated Fixed Rate Resettable Securities issued on 27 May 2021. The Group’s cash outflow in respect to the repurchase amounted to EUR 35 million and the repurchase resulted in EUR 2 million gain being recorded in ‘Other reserves’.

On 23 January 2025, the Group repurchased in the open market an amount of EUR 63 million in principal amount of its EUR 625 million Deeply Subordinated Fixed Rate Resettable Securities issued on 27 May 2021

(following EUR 37 million repurchased in 2024). The Group’s cash outflow in respect to the repurchase amounted to EUR 59 million and the repurchase resulted in EUR 4 million gain being recorded in “Other reserves”. In accordance with the terms and conditions of the Securities, the purchased Securities were cancelled. Following these transactions, the outstanding principal amount of the Securities at the year-end was EUR 525 million.
The Company may, at its discretion, elect to defer all or part of any interest payment. Coupon accruals may be paid at the option of the Company in whole or in part at any time. Coupons become payable under the following circumstances: whenever the Company makes dividend payments or other distributions in respect of any junior obligations or parity obligations of the Company or the guarantor (SES Americom, Inc.); whenever the Company or the guarantor elects to redeem, repurchase or otherwise acquire any junior obligations or parity obligations; whenever the Company does not elect to defer all of the interest accrued in respect of the relevant interest period; or upon redemption or repayment of the securities.

Consolidated financial statements
as at and for the year ended 31 December 2025

Other reserves
In accordance with Luxembourg legal requirements, a minimum of 5% of the yearly statutory net profit of the Company is transferred to a legal reserve which is non-distributable.
This requirement is satisfied when the reserve reaches 10% of the issued share capital. As at 31 December 2025 a legal reserve of EUR 70 million (2024: EUR 70 million) is included within other reserves. Other reserves include a non-distributable
amount of EUR 181

million (2024: EUR 198

million) linked to treasury shares, and an amount of EUR 54 million (2024: EUR 54 million) representing the net worth tax reserve for 2018-2019, for which the distribution would result in the payment of net worth tax at a rate of up to 20% of the distributed reserve in accordance with Luxembourg law requirement.
Note
27—Non-controlling
interests
Set out below is the summarised financial information before intercompany eliminations for each of the subsidiaries referred to in Note 2 which have non-controlling
interests (NCI) that are material to the Group, namely
1. LuxGovSat S.A. (‘LuxGovSat’) with a 50% NCI; and
2. Al Maisan Satellite Communication Company LLC (‘Al Maisan’) with a 65% NCI.
As part of the acquisition, the Group acquired a 50% NCI in Horizons Holdings, which has an accumulated NCI of EUR 25 million as at 31 December 2025. In addition, the Group has a 50% NCI in Luxembourg Space Sector Development SCSp, which has an accumulated NCI of EUR 5 million (2024: EUR 4 million) as at December 31, 2025. Each of these entities has assets, liabilities, and operations that are not material to the Group.

€ million	LuxGovSat		Al Maisan
Summarised balance sheet	2025	2024	2025	2024

Current assets	38	23	4	4
Current liabilities	(34)	(25)	(2)	(2)
Current net assets / (liabilities)	4	(2)	2	2

Non-current assets	116	131	14	24
Non-current liabilities	(17)	(34)	(1)	—
Non-current net assets	99	97	13	24

Net assets	103	95	15	26
Accumulated NCI	52	48	10	17
Transactions with NCI	—	—	—	—

€ million	LuxGovSat			Al Maisan
Summary comprehensive income	2025	2024	2023	2025	2024	2023
Revenue	44	38	31	8	10	7
Operating expenses	(13)	(12)	(12)	(4)	(4)	(4)
Profit/(loss) for the period	4	9	4	(1)	2	—
Other comprehensive income	—	—	—	—	—	—
Total comprehensive income	4	9	4	(1)	2	—
Profit/(loss) allocated to NCI	2	4	2	(1)	1	—
Dividend paid to NCI	—	—	—	—	—	—

Consolidated financial statements
as at and for the year ended 31 December 2025

€ million	LuxGovSat			Al Maisan
Summary cash flows	2025	2024	2023	2025	2024	2023
From /(absorbed by) operating activities	32	37	16	5	6	5
From /(absorbed by) investing activities	(7)	—	—	—	—	—
From /(absorbed by) financing activities	(25)	(37)	(16)	(5)	(6)	(12)
Net foreign exchange movements	—	—	—	—	—	(1)
Increase / (decrease) in cash position	—	—	—	—	—	(8)
Note 28—Share-based compensation plans
The Group has three share-based compensation plans which are detailed below.

1	Simulated Restricted Share Units (‘SRSU’)
SRSU are cash-settled awards delivered on 1 June following a three-year vesting period. The liability for the cash-settled awards is measured initially and at the end of each reporting period until settled, at the fair value of the share appreciation rights, taking into account the terms and conditions on which the stock appreciation rights were granted and recognized to the extent to which the employees have rendered services to date.

During 2025 (2024: nil) (2023: 1,233,352), no SRSU have been granted. During the same period, 195,742 SRSUs (2024: 282,548) (2023: 172,473) have been forfeited and 719,769 SRSUs (2024: 647,870) (2023: 652,648) have vested. A liability of EUR 3,904,033 (31 December 2024: EUR 3,525,918) (December 31, 2023: EUR 7,290,615) has been recognized in the consolidated statement of financial position as of 31 December 2025 based on the 819,840 outstanding SRSUs (31 December 2024: 1,735,344) (December 31, 2023: 2,665,762) measured at the Group’s share price at the end of the year on a pro-rata
basis over 3 years vesting period.

2	Equity Based Compensation Plan comprising options (‘EBCP Option’)
The EBCP Option is usually available to Group executives. Under the plan, the “date of Option Grant” means the first business day that follows fifteen (15) market trading days for Shares after the Allocation Period during which the Fair Market Value is fixed. For EBCP Option grants till year 2020 inclusive and prior, one-quarter
of the entitlement vests on each 1 January of the four years following the Date of Option Grant. For EBCP Grants from 2021 onwards a
3-year
cliff vesting on June 1 (Y+3) was introduced. One EBCP Grant has an exceptional vesting arrangement whereby one fifth of the entitlement vests on each 1 June of the five years following the Date of Option Grant. There were no stock options granted in 2025. Once vested, the options can be exercised until the tenth anniversary of the original grant. As at 31 December 2025 all stock option grants are fully vested.

	2025	2024	2023
Outstanding options at the end of the year	11,282,865	15,165,029	19,049,997
Weighted average exercise price in euro	11.22	11.54	11,88
Out of 11,282,865 (2024: 15,165,029) (2023: 19,049,997) outstanding options as the end of 2025, 11,282,865 (2024: 12,183,981) (2023: 11,242,584) options are exercisable. In 2025 274,652 (2024: 59,060) (2023: 147,451) treasury shares were delivered at a weighted average exercise price of EUR 6.07 (2024 EUR 5.97) (2023 EUR 6.11) each. On average the related weighted average share price at the time of exercise during 2025 was EUR
6.63 per share.

Consolidated financial statements
as at and for the year ended 31 December 2025

Movements in the number of share options outstanding and their related weighted average exercise prices in euro are as follows:

	2025 Average exercise price per share option	Number of options	2024 Average exercise price per share option	Number of options	2023 Average exercise price per share option	Number of options
At 1 January	11.54	15,165,029	11.88	19,049,997	12.09	20,348,470
Granted	—	—	—	—	—	—
Forfeited	12.96	(3,607,512)	13.33	(3,825,908)	16.32	(1,151,022)
Exercised	6.07	(274,652)	5.97	(59,060)	6.11	(147,451)

At 31 December	11.22	11,282,865	11.54	15,165,029	11.88	19,049,997

Share options outstanding at the end of the year have the following expiry date and exercise prices in euro:

Grant	Expiry date	Exercise price per share options	Number of options
			2025	2024	2023
2022	2032	8.40	2,374,959	3,037,691	3,805,164
2022	2032	6.00	50,113	196,834	247,307
2021	2031	6.40	1,977,005	2,571,440	3,069,930
2020	2030	5.97	2,023,886	2,810,388	3,434,330
2019	2029	15.01	964,839	1,304,353	1,638,010
2018	2028	18.23	242,000	242,000	407,000
2018	2028	12.67	2,002,464	2,540,829	3,038,030
2017	2027	21.15	944,969	1,249,983	1,600,721
2016	2026	24.39	702,630	888,300	1,084,398
2015	2025	32.73	—	323,211	407,535
2014	2024	26.5	—	—	317,572

			11,282,865	15,165,029	19,049,997

3	Equity Based Compensation Plan (‘EBCP’)
The EBCP is also a programme for executives and senior executives of the Group, comprising performance shares (‘EBCP PS’) and restricted shares (‘EBCP RS’). Under the plan, restricted shares are allocated to executives at the beginning of May each year and these vest on the 1 June following the third anniversary of the grant. In 2025 the performance shares were allocated in February, August, October and December. Vesting for performance shares are subject to the achievement of the Total Shareholder Return (‘TSR‘), measured on a relative basis to the median TSR performance of a panel of comparable companies and reviewed by the Remuneration Committee prior to the Share Vesting Date.
With the acquisition of Intelsat and to support the delivery of synergy targets, the structure of Performance Shares in the 2025 EBCP Share Grants was changed.
Fifty percent of the granted in 2025 Performance Shares will be subject to the achievement of Total Shareholder Return (“TSR”), while the remaining fifty percent will be tied to the delivery of synergy targets. These synergy targets are aligned with external communications and commitments.
In addition, in 2025 the company implemented: (1)
one-off
retention program, under which granted Performance Shares vest after a three-year cliff vesting period and are linked to specific synergy targets; and (2) the CEO received an additional performance equity grant under which granted Performance Shares will be subject to the achievement of the Adjusted EBITDA target for the financial year ended 31 December 2028 based on the 2025 Business Plan approved by the board of directors in November 2025. Further 50%

Consolidated financial statements
as at and for the year ended 31 December 2025

of the Performance Shares will be subject to the achievement of the Net Debt target for the financial year ended 31 December 2028 based on the 2025 Business Plan approved by the board of directors in November 2025 (the Net Debt Target).

	2025	2024
Restricted and performance shares outstanding at the end of the year	6,523,939	4,438,497
Weighted average fair value in euro	4.38	5.51
During 2025,

745,197 (2024:
 456,894
) (2023: 451,705)

restricted shares and 3,697,990 (2024: 1,635,264)
(2023: 1,287,594)
performance shares were granted;

255,337 (2024:
 196,299
) (2023: 67,853 )

restricted shares and

1,036,537 (2024:
355,197
) (2023: 86,772)
performance shares were forfeited; and
255,948
(2024: 944,846) (2023: 604,047 ) performance shares and 809,923 (2024: 372,805) (2023: 238,645) restricted shares were exercised.
The fair value of EBCP Option granted is estimated as at the date of the grant using a binomial model. The fair value of EBCP RS is estimated at the date of the grant by restating discounted dividends from share price and taking into account the terms and conditions upon which the shares were granted. The fair value of EBCP PS is estimated at the date of the grant using both Monte-Carlo simulation model and Black Scholes methodology and taking into account the terms and conditions upon which the shares were granted.
The following table lists the average value of inputs to the model used for the years ended 31 December 2025 and 31 December 2024.

2025	EBCP PS and EBCP RS
Dividend yield (%)	8.5% - 22.02%
Risk-free interest rate (%)	1.96% - 2.21%
Expected life of shares (years)	2.61 - 3.33
Share price at inception (EUR)	3.16 - 6.60
Fair value per share (EUR)	1.52 - 7.94
Total expected cost for each plan ( € million )	0.28 - 2.01

2024	EBCP PS and EBCP RS
Dividend yield (%)	11.04%
Risk-free interest rate (%)	2.80%
Expected life of shares (years)	3
Share price at inception (EUR)	5.26
Fair value per share (EUR)	4.23-3.83
Total expected cost for each plan ( € million )	4.95-1.87
The expected life of options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may or may not necessarily be the actual outcome.
The total charge for the year for share-based compensation amounted to EUR 6 million (2024: EUR 10 million) (2023: EUR 13 million), out of which equity-settled EUR 3 million (2024: EUR 10 million) (2023: EUR 9 million) and cash-settled EUR 3 million (2024:

nil) (2023: EUR 4 million).

F-8
6

Consolidated financial statements
as at and for the year ended 31 December 2025

Note 29—Borrowings
As at 31 December 2025 and 2024, the Group’s interest-bearing borrowings were:

€ million	Effective interest rate	Maturity	Amounts outstanding 2025, carried at amortised cost
Non-current
Euro Private Placement 2027
(EUR 140 million under EMTN)	4.00%	May 2027	140
Eurobond 2027 (EUR 500 million)	0.875%	November 2027	499
Eurobond 2028 (EUR 400 million)	2.00%	July 2028	398
Eurobond 2029 (EUR 750 million)	3.50%	January 2029	748
Eurobond 2030 (EUR 500 million)	4.125%	June 2030	497
Eurobond 2033 (EUR 500 million)	4.875%	June 2033	496
Fixed Term Loan (LuxGovSat), non-listed	3.30%	December 2027	16
German bond (EUR 50 million), non-listed	4.00%	November 2032	50
US Bond (USD 250 million)	5.30%	April 2043	208
US Bond (USD 500 million)	5.30%	March 2044	414
Hybrid Bond NC5.25 (EUR 500 million)	5.50%	September 2054	495
Hybrid Bond NC8 (EUR 500 million)	6.00%	September 2054	496
Floating Term Loan with European Investment Bank (EUR 300 million)	EURIBOR 6M + 0.867%	June 2032	300
Term Loan Agreement (USD 1,000 million)	SOFR 3M + 2.125%	June 2029	711
Fixed Term Loan (SES Astra 1P Sarl), non-listed	3.15%	March 2031	19
Floating Term Loan Facility (SES Satellites Ventures Sarl), non-listed	SOFR 3M + 2.2%	March 2030	20

Total non-current			5,507

Current
Eurobond 2026 (EUR 650 million)	1.625%	March 2026	650
Term Loan Agreement (USD 1,000 million)	SOFR 3M + 2.125%	June 2029	124
Fixed Term Loan (LuxGovSat), non-listed	3.30%	December 2027	16
Fixed Term Loan (SES Astra 1P Sarl), non-listed	3.15%	March 2031	8

Total current			798

F-8
7

Consolidated financial statements
as at and for the year ended 31 December 2025

€ million	Effective interest rate	Maturity	Amounts outstanding 2024, carried at amortised cost
Non-current
Eurobond 2026 (EUR 650 million)	1.625%	March 2026	651
Euro Private Placement 2027
(EUR 140 million under EMTN)	4.00%	May 2027	140
Eurobond 2027 (EUR 500 million)	0.875%	November 2027	499
Eurobond 2028 (EUR 400 million)	2.00%	July 2028	398
Eurobond 2029 (EUR 750 million)	3.50%	January 2029	746
Fixed Term Loan (LuxGovSat), non-listed	3.30%	December 2027	32
German bond (EUR 50 million), non-listed	4.00%	November 2032	50
US Bond (USD 250 million)	5.30%	April 2043	235
US Bond (USD 500 million)	5.30%	March 2044	468
Hybrid Bond NC5.25 (EUR 500 million)	5.50%	September 2054	494
Hybrid Bond NC8 (EUR 500 million)	6.00%	September 2054	496
Fixed Term Loan (SES Astra 1P Sarl), non-listed	3.15%	March 2031	28
Floating Term Loan Facility (SES Satellites Ventures Sarl), non-listed	SOFR 3M + 2.2%	March 2030	10

Total non-current			4,247

Current
German bond (EUR 250 million), non-listed	1.71%	December 2025	250
Fixed Term Loan (LuxGovSat), non-listed	3.30%	December 2027	17
Fixed Term Loan (SES Astra 1P Sarl), non-listed	3.15%	March 2031	6

Total current			273

European Medium-Term Note (‘EMTN’) programme
SES has an EMTN programme enabling SES or SES Americom
,
Inc. to issue as and when required notes up to a maximum aggregate amount of EUR
5,500
 million. As at 31 December 2025, SES had issued EUR
4,440
 million (2024: EUR
3,440
million) under the EMTN programme with maturities ranging from
2026
to
2054
.
German bond issue of EUR 400 million (2025/2026)
In 2018 the Group issued EUR
400
 million in the German bond (‘Schuldschein’) market. The transaction consisted of two individual tranches:

•	a EUR 150 million tranche with a floating interest rate of a six-month EURIBOR plus a margin of 0.8 % and a final maturity date on 18 June 2024 was settled in full at maturity.

•	a EUR 250 million tranche with a fixed interest rate of 1.71%, which was repaid on 18 December 2025.
EUR 650 million Eurobond (2026)
In 2018 SES issued a EUR
500
 million
8-year
bond under the EMTN programme. On the 22 June 2021 SES announced the successful launch and pricing of a tap of its
1.625
% Notes in which it has agreed to sell incremental senior unsecured fixed rate notes of EUR
150

million. These notes were priced at
106.665
% of their nominal value. The bond bears interest at a fixed rate of
1.625
% and has a final maturity date on 22 March 2026.

F-
8
8

Consolidated financial statements
as at and for the year ended 31 December 2025

EUR 500 million Eurobond (2027)
In November 2019, SES issued a EUR 500 million bond under the EMTN programme. The bond has an
8-year
maturity and bears interest at a fixed rate of
0.875
% and has a final maturity date of 4 November 2027.
EUR 140 million Private Placement (2027)
In 2012 SES issued three individual tranches of a total EUR 140 million Private Placement under the EMTN programme with ING Bank N.V. The Private Placement has a
15-year
maturity, beginning 31 May 2012, and bears interest at a fixed rate of 4.00%.
EUR 400 million Eurobond (2028)
In July 2020, SES issued a EUR
400
 million bond under the EMTN programme. The bond has an
8-year
maturity and bears interest at a fixed rate of
2.00
% and has a final maturity date on 2 July 2028.
EUR 750 million Eurobond (2029)
On 14 June 2022, SES issued a EUR
750
 million bond under the EMTN programme. The bond has a
7-year
maturity, bears interest at a fixed rate of
3.50
%, and has a final maturity date on
14 January 2029
.
EUR 500 million Eurobond (2030)
On 24 June 2025, SES issued a EUR
500
 million bond under the EMTN programme. The bond has a
5-year
maturity, bears interest at a fixed rate of
4.125
%, and has a final maturity date on
24 June 2030
.
EUR 500 million Eurobond (2033)
On 24 June 2025, SES issued a EUR 500 million bond under the EMTN programme. The bond has a
8-year
maturity, bears interest at a fixed rate of 4.875%, and has a final maturity date on 24 June 2033.
German bond issue of EUR 50 million (2032)
In 2012 the Group signed an agreement to issue EUR 50 million in the German bond (‘Schuldschein’) market. The German bond bears a fixed interest rate of 4.00% and matures on 12 November 2032.
144A Bond USD 250 million (2043)
In 2013 SES completed a 144A offering in the US market issuing a USD 250 million
30-year
bond with a coupon of 5.30% and a final maturity date on 4 April 2043.
144A Bond USD 500 million (2044)
In 2014 SES completed a 144A offering in the US market issuing a USD 500 million
30-year
bond with a coupon of 5.30% and a final maturity date of 25 March 2044.
Syndicated loan
The facility is provided by 19 banks and has been structured as a
5-year
multi-currency revolving credit facility. In 2021 the Company extended the termination date from 26 June 2025 to 26 June 2026. Another

F-
8
9

Consolidated financial statements
as at and for the year ended 31 December 2025

extension in 2024 set the termination date to
26 June 2028
. The facility is for EUR
1,200
 million and the interest payable is linked to a ratings grid. At the
31 December 2025
SES credit rating of BBB/

Ba1
, the interest rate is
80
basis points over EURIBOR/SOFR. As at 31 December 2025 and 2024, no
amount had been drawn under this facility.
European Investment Bank (‘EIB’) Financing Facility EUR 300 million (2029)
On 16 December 2022 SES signed a seven-year contract with the EIB which will support the funding of SES’s three fully digital satellites serving Western Europe, Africa and the Middle East. On 4 June 2025, SES drew down EUR 300 million, which bears interest at the
6-month
EURIBOR plus a margin of 0.867% (may vary depending on the SES credit rating).
EUR 115 million LuxGovSat Credit Facility
In 2015 LuxGovSat S.A. signed a financing agreement with BGL BNP Paribas for EUR 115 million at a fixed coupon rate of 3.30%. The facility is repayable in 14 semi-annual instalments and has a final maturity date of 1 December 2027. As at 31 December 2025, total borrowings of EUR 33 million were outstanding under the fixed term facility and the Company is in compliance with the covenants specified in the facility.
European Commercial Paper programme
In 2012 SES signed the documentation for the inception of a joint EUR 1,000 million guaranteed European commercial paper programme of SES S.A. and SES Americom
,
Inc. (previously SES Global Americas Holdings Inc.). Issuances under the programme represent senior unsecured obligations of the issuer and any issuance under the programme is guaranteed by the non-issuing
entity. The programme is rated by Moody’s Investors Services and Fitch Ratings and is compliant with the standards set out in the STEP Market Convention. On 4 July 2024, this programme was updated. As at 31 December 2025 and 2024, no borrowings were outstanding under this programme.
Deeply Subordinated Fixed Rate Resettable Securities (‘Hybrid Dual-tranche Bond Offering’)
On September 6, 2024, SES S.A. announced the successful launch and pricing of a hybrid dual-tranche bond offering of EUR 1 billion. The settlement took place on September 12, 2024 and the notes are listed on the Luxembourg Stock Exchange. The transaction is composed of:

•	a EUR 500 million 30-year Non-Call (NC) 5.25-year tranche with a first reset date on December 12, 2029, and

•	a EUR 500 million 30-year NC 8-year tranche with a first reset date on September 12, 2032.
The NC
5.25-year
notes bear a coupon of 5.5% per annum and were priced at 99.473% of their nominal value, while the NC
8-year
notes will bear a coupon of 6% per annum and were priced at par.
Fixed Term Loan (SES Astra 1P S. à r.l.)
In December 2025, SES received an interest-bearing loan of EUR 33.5 million from Volantis S.à r.l The loan has a fixed interest rate of 3.15%, will be repaid in instalments, and matures in 2031.
Floating Term Loan Facility (SES Satellites Ventures S. à r.l.)
In December 2025, SES entered into a loan agreement with Elm (Luxembourg) S.à r.l. for USD 28.1 million to be granted in several instalments. The loan has at Term SOFR plus 2.2% variable interest rate. As of

F-
9
0

Consolidated financial statements
as at and for the year ended 31 December 2025

31 December 2025, the Group had USD 23.5 million
 of outstanding borrowings
. The loan is repayable in instalments, with a final maturity date in 2030.
Term Loan Agreement (‘TLA’)
On 16 July 2025, SES withdrew EUR 862 million (USD 1,000 million) under the TLA, with a maturity date set for 15 June 2029. The facility bears interest at the
3-month
Term SOFR reference rate plus a margin of 2.125% (may vary depending on the SES credit rating) and credit adjustment spread.
Bridge Facility Agreement
SES secured the financing for the Intelsat acquisition through an initial EUR 3 billion Bridge Facility, signed on 30 April 2024, and a EUR 963 million (USD 1 billion) Term Loan Agreement (‘TLA’) dated 14 June 2024. Upon entering into the TLA, EUR 930 million of the Bridge Facility was cancelled. Subsequently, following the issuance of EUR 1 billion in hybrid financing in 2024 and EUR 1 billion in bonds under the EMTN programme on 24 June 2025, an equivalent portion of the Bridge Facility (EUR1,079 million) was cancelled on the same date.
European Investment Bank (‘EIB’) Financing Facility EUR 25 million
On 23 December 2024, SES signed a finance contract with the EIB to support the funding of a satellite communications system for rural Central Asia. The facility is available for disbursement at fixed or floating rates linked to a ratings grid. At
31 December 2025 SES’s

credit rating of BBB/
Ba1
 equates to

a rate of
 0.475% per annum over EURIBOR (in the case of a floating rate) or over a base rate as determined by the EIB (in the case of a fixed rate). Final availability date falls 24 months after signature of the contract. As at 31 December 2025, no amount has been drawn under this facility.
European Investment Bank (‘EIB’) Financing Facility EUR 125 million
On 23 December 2024, SES signed a finance contract with the EIB to support the funding of a satellite constellation project. The facility is available for disbursement at fixed or floating rates linked to a ratings grid. At 31 December 2025 SES’s credit rating of BBB/Ba1 equates to a rate of 0.47% per annum over EURIBOR (in the case of a floating rate) or over a base rate as determined by the EIB (in the case of a fixed rate). Final availability date falls 24 months after signature of the contract. As at 31 December 2025, no amount has been drawn under this facility.
Repayment of Intelsat’s Senior Secured Notes
As part of the Intelsat acquisition, SES acquired EUR 2,631
m
i
llion of Senior Secured Notes, which were due in 2030.
On 17 July, subsequent to the closing of the acquisition, SES repaid the Notes including all accrued interest as at the settlement date.
Note 30—Provisions

€million	2025	2024
Non-current	46	3
Current	64	128
Total	110	131

F-9
1

Consolidated financial statements
as at and for the year ended 31 December 2025

Movements in each class of provision during the financial year are set out below:

€million	Group tax provision	Restructuring provision	Warranty provision	Other provisions	Total
As at 1 January 2025	34	51	—	46	131
Provisions acquired through business combinations	26	9	25	14	74
Additional provisions recognized	4	56	7	—	67
Unused amounts reversed	(36)	(12)	—	(2)	(51)
Used during the year	(1)	(58)	(5)	(25)	(90)
Reclassifications	2	—	—	(19)	(17)
Impact of currency translation	(3)	(2)	—	(1)	(4)
As at 31 December 2025	26	44	27	13	110

Non-current	23	—	16	7	46
Current	3	44	11	6	64

€million	Group tax provision	Restructuring provision	Other provisions	Total
As at 1 January 2024	59	31	1	91
Additional provisions recognized	4	63	5	72
Unused amounts reversed	—	—	—	—
Used during the year	—	(41)	—	(41)
Reclassifications	(30)	(2)	40	8
Impact of currency translation	1	—	—	1
As at 31 December 2024	34	51	46	131

Non-current	2	—	1	3
Current	32	51	45	128

€million	Group tax provision	Restructuring provision	Other provisions	Total
As at 1 January 2023	58	14	2	74
Additional provisions recognized	7	27	—	34
Unused amounts reversed	—	—	(1)	(1)
Used during the year	—	(10)	—	(10)
Reclassifications	(3)	—	—	(3)
Impact of currency translation	(3)	—	—	(3)
As at 31 December 2023	59	31	1	91

Non-current	2	—	1	3
Current	57	31	—	88
Group tax provision
The Group tax provision mainly relates to disputed withholding tax (‘WHT’) obligations in India where tax authorities have sought to impose WHT on payments from Indian customers despite the existence of a tax treaty that SES believes does not permit this. New Skies Satellites B.V., a Dutch subsidiary of SES providing services in India, has consistently appealed against these decisions from the Indian tax authorities and the case was pending before the Indian Supreme Court. On 13 January 2026, the Indian Supreme Court issued a positive decision ending the litigation. Therefore, a total provision of EUR 29 mill
l
ion was released. The non-current portion of the group tax provision of EUR 23 million associated with related party cross border tax deductions is expected to be realized over the next five years.

F-9
2

Consolidated financial statements
as at and for the year ended 31 December 2025

Restructuring provision
Expenses of the year include an amount of EUR 41 million (2024: EUR 54 million) of staff-related restructuring expenses and EUR 3 million (2024: 9 million) of non-staff restructuring charges (Note 6).
The consolidated statement of financial position includes a provision of EUR 44 million (2024: EUR 51 million).
Warranty provision
The group provides warranties on parts and labor related to commercial aviation products. The warranty terms range from one to five years.
Other provisions
The movement mainly relate to the release of provision for interest of EUR 40 million following the Indian Supreme Court decision issued on 13 January 2026 as described above.
Note 31—Trade and other payables

€million	2025	2024
Trade creditors	131	58
Payments received in advance (please also see Note 32)	25	25
Interest on borrowings	74	63
Personnel-related liabilities	113	69
Tax liabilities other than for income tax	59	15
Liability in respect of IRIS 2	394	300
Other financial liabilities	236	148

Total	1,032	678

Of which:
Financial liabilities	973	663
VAT payables	19	10
Tax on salary payable	3	2
Other taxes payable	37	3

Non-financial liabilities	59	15

Other financial liabilities include other accrued expenses of EUR 42 million, airline contractual liabilities of EUR 25 million, accrued revenue share of EUR 17 million, customer collateral deposits of EUR 14 million and customer due refunds of EUR 13 million as at 31 December 2025.
Liability in respect of IRIS
2
The amount of EUR 394 million (2024: EUR 300 million) represents the funds received from European Commission in relation to the IRIS
2
programme, representing funding for programme costs for both SES ASTRA S.A. and other consortium members and subcontractors as well as other programme liabilities.

Payments received in advance
In the framework of receivables securiti
z
ation transactions completed in June 2019 the Group received a net cash amount of EUR 59 million, from the financial institution as advance settlement of future receivables arising between 2022 and 2024 under contracts with a specific customer. The entire outstanding balance of EUR 25 million as at 31 December 2023 was repaid to the financial institution in January 2024.

Consolidated financial statements
as at and for the year ended 31 December 2025

In June 2022, the Company received a net cash amount of EUR 47 million from the financial institution as advance settlement of future receivables arising between 2024 and 2025 under contracts with a specific customer. A corresponding aggregate liability including interest of EUR 23 million (2024: EUR 48 million), representing SES’s obligation towards the financial institution to continue to provide services to the customer in accordance with the terms of the customer contract, is recorded in the consolidated statement of financial position as at 31 December 2025 under ‘Trade and other payables’ for EUR 25 million (2024: EUR 25 million) and none under ‘Other financial long-term liabilities’(2024: EUR
 23 million
)
.
Tax liabilities other than for income tax
Mainly relate to the provision for litigation for Brazilian indirect taxes of EUR 28 million (2024: 0) and outstanding VAT payable of EUR 19 million (2024: EUR 10 million).
Note 32—Other long-term liabilities

€million	2025	2024
Long-term financial liabilities	35	18
Payments received in advance	—	23

Total	35	41

Long-term liabilities include customer collateral deposits amounting to EUR
 17 million (2024: EUR 18 million).
Note 33—Employee benefit obligations

€million	2025	2024
Defined pension benefits	18	—
Post-employment medical benefits	23	7
Defined contribution plans	5	7

Total	46	14

Non-current	45	14

Current	1	—

As part of the acquisition, the Company assumed the liability for a non-contributory defined benefit retirement plan from Intelsat covering substantially all of its employees hired prior to July 19, 2001. The cost of providing benefits to eligible participants under the defined benefit retirement plan is calculated using the plan’s benefit formulas, which take into account the participants’ remuneration, dates of hire, years of eligible service and certain actuarial assumptions. In addition, as part of the overall medical plan, we provide post-retirement medical benefits to certain current retirees who meet the criteria under the medical plan for post-retirement benefit eligibility. In 2015, Intelsat amended the defined benefit retirement plan to end the accrual of additional benefits for the remaining active participants.

The defined benefit retirement plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (‘ERISA‘) and promulgated by the United States of America. The Company expects that its future contributions to the defined benefit retirement plan will be based on the minimum funding requirements of the U.S. Internal Revenue Code of 1986, as amended (the ‘IRC’), and on the plan’s funded status. Any significant decline in the fair value of the defined benefit retirement plan assets or other

F-9
4

Consolidated financial statements
as at and for the year ended 31 December 2025

adverse changes to the significant assumptions used to determine the plan’s funded status would negatively impact its funded status and could result in increased funding in future years. The impact on the funded status is determined based upon market conditions in effect when the Company completed its annual valuation. The Company anticipates that its contributions to the defined benefit retirement plan in 2026 will be approximately EUR
4.6
million. The Company funds the post-retirement medical benefits throughout the year based on benefits paid. The Company anticipates that its contributions to fund post retirement
medical benefits in 2026 will be approximately EUR

1.8 million.
Amounts recognized in the consolidated statement of financial position
For the legacy Intelsat Staff Retirement Plan (‘SRP‘) and Restoration Plans (‘RP‘), the following two tables show the amounts recognized in the consolidated income statement, the consolidated statement of comprehensive income, and the consolidated statement of financial position:

€million	Present Value of Obligation (SRP & RP)	Fair value of Plan Assets	Total
As at 17 July 2025	265	(251)	14
Current service cost
Past service cost
Interest expense	6		6
Interest (income)		(6)	(6)
Administration expenses

Total amount recognized in profit or loss	6	(6)	—

Remeasurements
Effects of changes in financial assumptions	8	—	8
Experience losses	4	—	4
Return on plan assets (excluding interest income)	(7)	—	(7)

Total amount recognize d in OCI	5	—	5

The changes in the defined benefit obligation and fair value of plan assets were as follows

€million	Present Value of Obligation (SRP & RP)	Fair value of Plan Assets	Total
Defined benefit obligation and fair value of plan assets as at 17 July 2025	265	(251)	14
Benefit payments from the plan	(11)	11	—
Return on plan assets	—	(8)	(8)
Remeasurements -changes in financial assumptions	9	—	9
Experience adjustments	4	—	4
Interest expense	6	—	6
Interest income	—	(6)	(6)
Employer contributions	—	(1)	(1)
Exchange differences	(4)	4	—

Defined benefit obligation and fair value of plan assets as at 31 December 2025	2 69	(251)	18

F-9
5

Consolidated financial statements
as at and for the year ended 31 December 2025

The net liability disclosed above relates to the funded status of the SRP and RP, as well as the projected benefit obligations under these plans.
Prior year employee benefit obligations amounting to EUR 14 million disclosed under “Other long-term liabilities” were reclassified for presentation purposes to separate line item “Employee benefit obligations”, due to the increase in employee benefit obligations following Intelsat acquisition.
The major categories of the defined benefit plan assets for the SRP are as follows:
31 December 2025

€million	Quoted	Unquoted	Total	in%
Equity Securities			61	24%
U.S. Large-Cap 1	30	—	30
World Equity Ex-U.S. 2	26	—	26
U.S. Small/Mid-Cap 3	5	—	5
Fi xed Income Securitie s			17 2	69%
Intermediate Duration Bonds 4	112	—	112
Long Duration Bonds 5	25	—	25
High Yield Bonds 6	9	—	9
U.S. Treasuries 7	26	—	26
Other Securities			17	7%
Hedge Funds 8	—	15	15
Core Property Fund 9	—	2	2
Cash and income earned but not yet received	1		1	0%

Total	234	17	251

1
US
Large-Cap
Equity includes investments in funds that invest primarily in a portfolio of common stocks included in the S&P 500 Index, as well as other equity securities and derivative instruments whose value is derived from the performance of the S&P 500.

2
Net World Equity
Ex-U.S.
includes an investment in a fund that invests primarily in common stocks and other equity securities whose issuers comprise a broad range of capitalizations and that are located outside of the U.S. The fund invests primarily in developed countries but may also invest in emerging markets.

3
U.S. Small/Mid Cap Equity includes investment in a fund that aims to produce investment results that correspond to the performance of the Russell Small Cap Completeness Index. The Fund invests substantially all of its assets in securities of companies that are members of the Russell Small Cap Completeness Index.

4
Intermediate Duration Bonds include an investment in a fund that seeks to provide current income consistent with the preservation of capital through investment in investment-grade U.S. dollar-denominated fixed-income instruments. This primarily includes U.S. and foreign corporate obligations; fixed-income securities issued by sovereigns or agencies in both developed and emerging foreign markets; obligations of supranational entities; debt obligations issued by state, provincial, county, or city governments or other municipalities, as well as those of public utilities, universities and other quasi- governmental entities and securities issued or guaranteed by the U.S. Government and its agencies and instrumentalities.

5
Long Duration Bonds includes an investment in a fund that invests primarily in (i) U.S. and foreign corporate obligations (ii) fixed income securities issued by sovereigns or agencies in both developed and emerging foreign markets (iii) obligations of supranational entities (iv) debt obligations issued by state, provincial, county, or city governments or other municipalities, as well as those of public utilities, universities and other quasi-governmental entities and (v) securities issued or guaranteed by the U.S. Government and its agencies and instrumentalities.

F-9
6

Consolidated financial statements
as at and for the year ended 31 December 2025

6
High Yield Bonds includes investment in a fund that seeks to provide total return by investing in riskier, high-yielding fixed income securities. Under normal circumstances, the Fund will invest at least 80% of its net assets in high-yield fixed income securities, primarily in securities rated below investment grade, including corporate bonds and debentures, convertible and preferred securities, zero coupon obligations, and tranches of collateralized debt obligations and collateralized loan obligations.

7	U.S. Treasuries include Treasury STRIPS (Separate Trading of Registered Interest and Principal of Securities) representing zero coupon Treasury securities with long-term maturities.
8
Hedge Funds includes an investment in a collective trust fund that seeks to provide returns that are different from (less correlated with) investments in more traditional asset classes. The fund will pursue its investment objective by investing substantially all of its assets in various hedge funds. The fund has semi-annual redemptions in June and December with a pre-notification period of 95 days, and a two-year lock-up on all purchases which have expired.

9
The Core Property Fund is a collective trust fund that invests in direct commercial property funds primarily in the U.S. The fund is meant to provide current income-oriented returns, diversification, and modest inflation protection to an overall investment portfolio. Total returns are expected to be somewhere between stocks and bonds, with moderate volatility and low correlation to public markets. The fund has quarterly redemptions with a pre-notification
period of 105 days, and no lockup period.

The plan assets are measured at fair value. IFRS 13 prioritizes the inputs used in valuation including Level 1, Level 2, and Level 3. The majority of the plan assets are valued following the market approach using measurement inputs which include unadjusted prices in active markets. Therefore, the Company has classified all of these assets as Level 1 assets (Quoted). The U.S. Government Agencies, which use pricing models for similar securities, are classified as Level 2 (Quoted) within the fair value hierarchy under IFRS 13. The other securities, which include Hedge Funds and Core Property Funds, are measured at fair value using the net asset value per share approach. Hence, they are classified as Level 3 (Unquoted).

Post-retirement Benefit Plan (Intelsat)
The following tables display the amounts recognized for Intelsat’s postretirement benefit plan:

€million
Present Value of Obligation Post-retirement medical plan
As at 17 July 2025	18
Current service cost	—
Interest expense	—
Interest (income)

Total amount recognized in profit or loss	—

Remeasurements
Effects of changes in financial assumptions	0
Experience losses	(1)

Total amount recognized in OCI	(1)

F-9
7

Consolidated financial statements
as at and for the year ended 31 December 2025

Change in the defined benefit obligation

€million
Present Value of Obligation Post-retirement medical plan
Defined benefit obligation as at 17 July 2025	18
Benefit payments from the plan	—
Benefit payments from the employer	(1)
Admin expenses paid from plan assets	—
Remeasurements financial assumptions	0
Experience adjustments	(1)
Interest expense	1
Interest income
Employer contributions

Defined benefit obligation at 31 December 2025	17

The net liability disclosed above relates to the funded status of the defined benefit retirement plan, as well as the projected benefit obligations of the postretirement medical benefits provided under the medical plan.
Post-retirement Benefit Plan (SES)
The following two tables display the amounts recognized for the legacy SES post-retirement benefit plan:

€million
	2025	2024
Accumulated Projected Benefit Obligation (APBO)	7	6
Benefit payments from the plan	(1)	(1)
Actuarial loss (gain)	—	2
Interest expense	—	—
Interest income	—	—

Accumulated Projected Benefit Obligation (APBO) end of year	6	7

F-
9
8

Consolidated financial statements
as at and for the year ended 31 December 2025

Significant estimates: actuarial assumptions and sensitivity (Pension and Post-retirement medical plans)

	Staff Retirement Plan	Restoration Plan	Intelsat Postretirement Benefit Plan	SES Postretirement Plan
Significant actuarial assumptions
Weighted-average assumptions to determine defined benefit obligation
Discount rate	5.22%	5.00%	5.06%	4.99%
Duration used to set discount rate (in years)	8.20	6.61	6.99	N/A
Price inflation	2.50%/2.40%	2.50%/2.40%	N/A	N/A
Health care cost trend rates
Immediate trend rate	N/A	N/A	7.02%	8.50%
Ultimate trend rate	N/A	N/A	3.95%	4.00%
Year rate reaches ultimate trend rate	N/A	N/A	2050	2045
Mortality assumption	PRI-2012 (no collar adjustment) and Scale MMP-202 1	PRI-2012 (white collar adjustment) and Scale MMP-2021	PRI-2012 (no collar adjustment) and Scale MMP-2021	PRI-2012
Weighted-average assumptions to determine defined benefit cost
Discount rate	5.48%	5.30%	5.34%	5.07%
Price inflation	2.63%/2.20%	2.63%/2.20%	N/A	N/A
Health care cost trend rates
Immediate trend rate	N/A	N/A	6.64%	N/A
Ultimate trend rate	N/A	N/A	3.94%	N/A
Year rate reaches ultimate trend rate	N/A	N/A	2049	N/A

Sensitivity analysis in €million
Present value of defined benefit obligation
Discount rate – 100 basis points	287	6	18	6
Discount rate + 100 basis points	244	5	16	6
Price inflation rate – 100 basis points	250	5	N/A	N/A
Price inflation rate + 100 basis points	281	6	N/A	N/A
Health care trend rates – 100 basis points	N/A	N/A	16	N/A
Health care trend rates + 100 basis points	N/A	N/A	18	N/A
Mortality assumption – One Year	274	6	18	N/A
Mortality assumption + One Year	254	5	16	N/A
The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant.
In practice, this is unlikely to occur, and changes in some assumptions might be correlated. Therefore, there are some limitations to the methods used.

F-
9
9

Consolidated financial statements
as at and for the year ended 31 December 2025

Risk exposure
Through its defined benefit pension plans and post-employment medical plans, the group is exposed to a number of risks, the most significant of which are detailed below:

•
Asset volatility: the plans’ liabilities are calculated using discount rates set with reference to corporate bond yields. If the plan assets underperform these yields, this would further contribute to the funding deficit and increase the net defined liability.

•	Changes in bond yields: a decrease in the corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ fixed income holdings

•	Healthcare inflation: for the postretirement benefit plans, increases in global healthcare costs, such as medical costs, would continue to impact the liability.
The table below shows the expected future defined benefit liability and employer contributions:

€million
Years ending 31 December 2025	Pension Benefits	Other post- retirement benefits	SES Other post- retirement benefits	Total
2026	35	2	1	38
2027	25	2	1	27
2028	24	2	1	26
2029	23	1	1	26
2030	22	1	1	25
2031-2035	101	7	1	109

Total	230	15	6	251

Other Retirement Plans
We maintain a defined contribution retirement plan qualified under the provisions of Section 401(k) of the IRC for employees in the United States. In the Group’s US operations certain employees benefit from an externally insured post-retirement health benefit plan. As at 31 December 2025, accrued premiums of EUR 7 million (2024: EUR

7 million) are included in this position. In addition, certain employees of the US operations benefit from defined contribution pension plans. A liability of EUR 7 million has been recognized as at 31 December 2025 in this respect, out of which EUR 2 million was included under ‘Trade and other payables’ (2024: EUR 8 million, out of which EUR 2 million was included under ‘Trade and other payables’).
Note 34—Fixed assets suppliers

€million	2025	2024
Non-current	164	426
Current	279	184
Fixed assets suppliers represent liabilities for assets being either acquired directly through procurement contracts with asset manufacturers, or in the framework of agreements whereby the asset is being acquired by an intermediary but where in substance SES bears the risks and rewards of the procurement. In the latter case the Company accrues for construction-related liabilities on the basis of pre-determined
milestones agreed between the manufacturer and the relevant parties, see also Note 31.
Non-current
fixed assets suppliers are initially recognized at fair value and subsequently measured at amortised cost using the effective interest method.

F-
100

Consolidated financial statements
as at and for the year ended 31 December 2025

The main procurements under this caption are:

•	Satellites for the mPOWER MEO constellation: EUR 125 million (2024: EUR 233 million)

•	GEO satellites (including l aunchers): EUR 283 million (2024: 347 million EUR)
Deferred satellite performance incentives
The cost of satellite construction may include an element of deferred consideration that the Group is obligated to pay to satellite manufacturers over the lives of the satellites, provided the satellites continue to operate in accordance with contractual specifications.
The Group capitalizes the present value of these payments as part of the cost of the satellites and records a corresponding liability due to the satellite manufacturers, which reduces as satellite performance obligations are settled. Refer to Note 35 – Commitments and Contingencies for expected total costs.
mPOWER satellites
In September 2017, the Company entered as Procurement Agent into a Master Procurement Agency and Option Agreement with a financial institution in connection with the procurement by that financial institution of seven medium-Earth orbit mPOWER satellites (mPOWER satellites 1 to 7) from a satellite manufacturer. At the end of the satellite construction period the Group had the right to acquire, or lease, the satellites from the financial institution or to direct their sale to a third-party. SES acquired all seven satellites in September 2022.
In August 2020 the Company exercised the option under the Purchase and Sale agreement to procure four additional mPOWER satellites (satellites 8 to 11). The Company entered as Procurement Agent into a second Master Procurement Agency and Option Agreement with a financial institution in connection with the procurement by that financial institution of the additional satellites. In December 2024, the Company exercised its option to purchase satellites 8 and 11; and in December 2025 its option to purchase satellite 9.
In November 2023 the Company exercised the option under the Purchase and Sale agreement to procure two further mPOWER satellites (mPOWER satellites 12 and 13) to be delivered in 2026.
Since the underlying Satellite Purchase and Sale Agreements are directly between the financial institutions and the satellite manufacturer, there is no contractual obligation on the side of the Procurement Agents during the satellite construction process. However, SES management takes the view that there is a constructive obligation arising over the procurement period and hence the Group is accruing for the costs of this programme.
SES has the right to nominate shortly before the end of the construction period the entity within the Group which will acquire or lease those assets.
GEO satellites
In 2021, the Company entered into a procurement agreement for the acquisition of two GEO satellites. The settlement of the corresponding milestone payments was arranged using promissory notes with maturities in January 2025 and 2026, respectively.
In November 2022, the Company entered into a procurement agreement for the acquisition of one GEO satellite. The settlement of some milestones was again arranged through the issuance of promissory notes maturing in January 2026 (see also Note 40).
At the date of acquisition and as at the year end, Intelsat had five GEO satellites under procurement.

F-
10
1

Consolidated financial statements
as at and for the year ended 31 December 2025

Note 35—Commitments and contingencies
IRIS
2
Concession Agreement
In December 2024 the Consortium received an initial funding (“Pre-financing”) of EUR
300 million from the European Commission for IRIS² programme costs arising in the first year of the programme for
SES Astra
and other consortium members and subcontractors. In the event of an early termination of the Concession Agreement for IRIS², the
Consortium
has a contractual commitment to refund the European Commission any residual portion of the EUR 300 million
Pre-financing
which
has not been
 uncleared against
project

milestones in accordance with the Concession Agreement.
Capital expenditure commitments
The Group had outstanding commitments in respect of contracted capital expenditure totaling EUR
 594
million (2024: EUR 281 million) as at 31 December 2025. These commitments largely reflect the procurement of satellites and satellite launchers and are stated net of liabilities under these programmes which are already disclosed under “Fixed assets suppliers” (see Note 34).

The commitments as at 31 December 2025 include EUR
 63 million (2024: EUR 64
million) in connection with the renewal of the agreement with Luxembourg government in respect of SES’s concession to operate satellites under Luxembourg’s jurisdiction as well as EUR
 261
million deriving from the Intelsat acquisition.
Certain contracts require that we make progress payments during the period of the satellites’ construction and contain provisions that allow us to cancel the contracts for or without cause. If cancelled without cause, we could be subject to substantial termination penalties, including the forfeiture of progress payments made to date and additional penalty payments. If cancelled for cause, we are entitled to recover progress payments made to date and liquidated damages as specified in the contracts.

Capital expenditure commitments arising under these agreements as at 31 December are as follows:

€million	2025	2024
Within one year	273	96
After one year but not more than five years	279	143
After more than five years	42	42

Total	594	281

Satellite performance incentive obligations
Certain satellite construction contracts acquired as part of the Intelsat acquisition require that the Company make
s
orbital incentive payments (plus interest as defined in each agreement with the satellite manufacturer) over the orbital life of the satellite. The incentive obligations may be subject to reduction or refund if the satellite fails to meet specific
technical operating standards.

As at 31 December 2025, the satellite performance incentive obligations, including future interest payments, for satellites currently in orbit are as follows:

€million	2025
Within one year	16
After one year but not more than five years	48
After more than five years	27

Total	91

F-10
2

Consolidated financial statements
as at and for the year ended 31 December 2025

Leases executed but not yet commenced
As part of the Intelsat acquisition, SES acquired a finance lease for an in-orbit
satellite servicing vehicle which has not yet commenced service with aggregate lease payments of circa EUR
 28
million. The lease is expected to commence in 2026 with a lease term of approximately
4 years.
Additionally, SES acquired a finance lease for a teleport and associated ground infrastructure which has not yet commenced, with payments totalling approximately EUR 9 million. The lease is expected to commence in 2026 with a lease term of 5 years.
Contributions to joint ventures:
As part of the Intelsat acquisition, SES has commitments to make capital contributions to - and purchase satellite capacity from - Horizons 3 and Horiz ons 4.
The commitments arising under these agreements as at 31 December are as follows:

€million	2025
Within one year	23
After one year but not more than five years	58
After more than five years	76

Total	157

Refer also to Note 19 – Investments accounted for using equity method.
Other commitments
The Group’s other commitments include transponder and teleport service agreements for the purchase of satellite capacity and teleport services from third parties under contracts with a maximum life of ten years for EUR

408
 million (2024: EUR
47
million), cloud computing service agreements for EUR
36
 million (2024: EUR
59
million), as well as EUR
63
 million (2024: EUR
64
million) in connection with capital contributions into a Luxembourg space sector fund in connection with the renewal of the agreement with Luxembourg government in respect of SES’s concession to operate satellites under Luxembourg’s jurisdiction.
As part of the Intelsat acquisition, SES acquired a EUR
202

million commitment as at 31 December 2025 to purchase
low-earth
orbit satellite capacity and terminal hardware over six years commencing on January 1, 2025. SES has the option, but not the obligation, to increase its commitment for an additional EUR
213
 million for a total of EUR
415
 million over a term of seven years.

€million	2025	2024
Within one year	313	160
After one year but not more than five years	407	130
After more than five years	63	45

Total	783	335

The total expense recognized for transponder service agreements in 2025 was EUR
 205 million (2024: EUR 158 million).
Litigation
There were
no
significant litigation claims against the Group as at 31 December 2025, or as at 31 December 2024.

Consolidated financial statements
as at and for the year ended 31 December 2025

Guarantees
On 31 December 2025 the Group had outstanding bank guarantees of EUR 29 million (2024: EUR
 39
million) with respect to performance and warranty guarantees for services of satellite operations.
Note 36—Leases
Lessor
During 2025 the Group recognized EUR 51 million of leasing income on operating leases (2024: EUR
 49
million) (see Note 5.
For finance leases, during the year the finance lease receivables increased by EUR
15

million, of which EUR 12 million non-current and 3 million current, as a result of the Intelsat acquisition.

Additionally, as part of the Intelsat acquisition, the Group acquired a contract for a lessor finance lease meeting the manufacturer criterio
n, whi
ch commenced in October 2025 with a selling loss upon commencement of EUR 1 million. The Group enters into finance leases relating to teleports, satellites/transponders, and equipment.
Amounts receivable under finance leases:

€million	2025	2024	2023
Amounts receivable under finance leases:
Year 1	4	1	—
Year 2	4	1	—
Year 3	4	1	—
Year 4	4	1	—
Year 5	2	1	—
Onwards	3	—	—

Undiscounted lease payments	21	5	—
Unguaranteed residual value	2	—	—
Less: unearned finance income	(4)	—	—

Present value of lease payments receivable	19	5	—
Impairment loss allowance	—	—	—

Net investment in finance leases	19	5	—
Net investment in finance leases analysed as:
Recoverable after 12 months	16	4	—
Recoverable within 12 months	3	1	—
Amounts recognized in the consolidated income statement (finance leases)

€million	2025	2024	2023
Selling gain/(loss) for finance leases	(1)	5	—
Finance income on the net investment in finance leases (see Note 8)	1	—	—
Lessee
The Group’s
right-of-use
assets and associated liabilities are measured at the present value of the remaining lease payments. In 2025, the present value measurement was discounted based on a range from 3.14% to 6.29%, as applicable to the maturities of the individual leases. In 2024, a single discount rate of 2.97% was used.

Consolidated financial statements
as at and for the year ended 31 December 2025

Amounts recognized in the consolidated statement of financial position
The Group leases office buildings, third-party transponders, ground segment assets and other fixtures and fittings, tools and equipment as set out below.

€million	Buildings	Transponders (included within Space Segment)	Ground segment	Other fixtures and fittings, tools and equipment	31 December 2025
Right-of-use assets
Cost	110	455	153	2	720
Accumulated depreciation	(16)	(32)	(25)	(1)	(74)

Total	94	423	128	1	646

€million	Buildings	Transponders (included within Space Segment)	Ground segment	Other fixtures and fittings, tools and equipment	31 December 2024
Right-of-use assets
Cost	32	27	25	2	86
Accumulated depreciation	(15)	(10)	(10)	(1)	(36)

Total	17	17	15	1	50
There were EUR 682 million (2024: EUR 39
million) additions to the right-of-use assets during 2025 out of which EUR 643 million were additions from business combination, partially offset by EUR
32 million (2024: EUR 35
million) disposals of expired assets. The depreciation charge for the year on such assets was
 EUR 62 million (2024: EUR 25 million).
Lease liabilities are presented below as at 31 December:

€ million	2025	2024
Maturity analysis—contractual undiscounted cash flows
Within one year	110	19
After one year but not more than five years	412	28
More than five years	270	8

Total	792	55

Lease liabilities included in the statement of financial position at 31 December
Current	76	19
Non-current	559	32

Total	635	51

The leases of office buildings typically run for a period of
2-10
years and leases of ground segment assets for a period of 2-15 years
.
Some leases include an option to renew the lease for an additional period after the end of the contract term. The Group assesses at lease commencement whether it is reasonably certain to exercise the extension option. The Group reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant change in circumstances within its control.
Lease liabilities amounting to EUR 621 million (EUR 560 million non-current and EUR 61 million current) were added as part of Intelsat acquisition (see Note 4).

Consolidated financial statements
as at and for the year ended 31 December 2025

Amounts recognized in the consolidated income statement
Depreciation charge of
right-of-use
assets:

€million	2025	2024	2023
Buildings	12	5	6
Space segment)	33	15	9
Ground segment	16	4	3
Other fixtures and fittings, tools and equipment	1	1	1

Total	62	25	19

Finance cost:

€million	2025	2024	2023
Interest expense	19	2	2

Total	19	2	2

The total cash outflow for leases in 2025 was EUR 60 million (2024: EUR 26 million).
Note 37—Cash flow information
Net cash generated by operating activities
Other
non-cash
items in the consolidated income statement, disclosed in other notes are:

•	Restructuring expense (Note 6)

•	Charge for share-based compensation (Note 28)

•	Provision for the impairment of trade and other receivables (Note 22)

•	Inventory provision (Note 17)

•	Net foreign exchange losses or gains, excluding EUR 328 million of foreign exchange losses on cash and cash equivalents (Note 8)

•	Finance lease income (Note 8)

•	Interest income (Note 8)

•	Amortisation of loan originations costs (Note 8)

•	Income from structured financing (Note 9)

•	Fair value gains/ losses on financial assets (Note 9)

•	Interest income on swap transactions (Note 8)

•	Interest expense on swap transactions (Note 8)
Non-cash
investing activities
Purchases of property, plant and equipment or intangible assets not included as a cash outflow in the consolidated statement of cash flows are disclosed in Notes 13, 14 and 15.

Consolidated financial statements
as at and for the year ended 31 December 2025

Net debt reconciliation
This section sets out an analysis of net debt and the movements in net debt for 2025 and 2024

€million	2025	2024
Cash and cash equivalents	1,075	3,521
Borrowings—repayable within one year	(798)	(273)
Borrowings—repayable after one year	(5,507)	(4,247)
Lease liabilities—repayable within one year	(76)	(19)
Lease liabilities—repayable after one year	(559)	(32)

Net debt 1	(5,865)	(1,050)

€million	2025	2024
Cash and cash equivalents	1,075	3,521
Borrowings—floating rates	(1,155)	(10)
Borrowings—fixed interest rates	(5,150)	(4,510)
Lease liabilities—repayable within one year	(76)	(19)
Lease liabilities—repayable after one year	(559)	(32)

Net debt 1	(5,865)	(1,050)

1	Reconstituted to include current and non-current lease liabilities.

€million	Cash and cash equivalents	Borrowings repayable within one year	Borrowings repayable after one year	Lease liabilities repayable within one year	Lease liabilities repayable after one year	Total
Net debt as at 1 January 2025	3,521	(273)	(4,247)	(19)	(32)	(1,050)
Additions through business combinations (Note 4)	769	—	(2,631)	(61)	(560)	(2,483)
Cash flows (net)	(2,887)	2,906	(2,149)	40	20	(2,070)
Foreign exchange adjustments	(328)	—	89	3	9	(227)
Transfers (see Note 29)	—	(3,427)	3,427	(34)	34	—
Other non-cash movements*	—	(4)	4	(5)	(30)	(35)

Net debt as at 31 December 2025	1,075	(798)	(5,507)	(76)	(559)	(5,865)

* related to loan origination costs and leases

€million	Cash and cash equivalents	Borrowings repayable within one year	Borrowings repayable after one year	Lease liabilities repayable within one year	Lease liabilities repayable after one year	Total
Net debt as at 1 January 2024	2,907	(716)	(3,443)	(16)	(23)	(1,291)
Cash flows (net)	472	717	(1,034)	4	22	181
Foreign exchange adjustments	142	—	(42)	(2)	—	98
Transfers (see Note 29)	—	(273)	273	(8)	8	—
Other non-cash movements*	—	(1)	(1)	3	(39)	(38)

Net debt as at 31 December 2024	3,521	(273)	(4,247)	(19)	(32)	(1,050)

* related to loan origination costs and leases

Consolidated financial statements
as at and for the year ended 31 December 2025

€million	Cash and cash equivalents	Borrowings repayable within one year	Borrowings repayable after one year	Lease liabilities repayable within one year	Lease liabilities repayable after one year	Total
Net debt as at 1 January 2023	1,047	(719)	(3,629)	(15)	(30)	(3,346)
Cash flows (net)	1,983	706	—	4	18	2,711
Foreign exchange adjustments	(123)	—	36	1	—	(86)
Transfers	—	(700)	150	(9)	9	(550)
Other non-cash movements*	—	(3)	—	3	(20)	(20)

Net debt as at 31 December 202 3	2,907	(716)	(3,443)	(16)	(23)	(1,291)

*	related to loan origination costs and leases
During 202
4
 the Group issued a hybrid dual-tranche bond for EUR
1
 billion and entered into two
new
loan agreements for total amounts of EUR
33.5
 million and USD
28.1
 million to be granted in several instalments. The Group also reimbursed the 2016 Perpetual Bond for
EUR
550
 million and a EUR
150
 million tranche of the German bond.
Note 38—Related parties
The state of Luxembourg holds a direct 10.83% voting interest in the Company and two indirect interests, both of 10.18% each, through two state owned banks, Banque et Caisse d’Epargne de l’Etat and Société Nationale de Crédit et d’Investissement and is therefore deemed to have a significant influence over the Company. These shares constitute the Company’s Class B shares, as described in Note 2
6
.
In 2025 the Company generated revenue of EUR 32 million (2024: EUR 31 million, 2023: EUR 27 million) with departments of the government of the state of Luxembourg and held a trade receivable of EUR
 0 million as at 31 December 2025 (2024: EUR 0
million, 2023: EUR 4 million).
There were no transactions with other related parties in 2025, nor in 2023 or 2024, which would require disclosure.
Remuneration paid to directors for attendance at board and committee meetings in 2025 was EUR
 1 million (2024: EUR 1 million
, 2023: EUR 1 million), computed on a fixed and variable basis with the variable
part being based upon attendance at board and committee meetings.
The key management of the Group, defined as the Senior Leadership Team, received compensation as follows:

€million	2025	2024	2023
Remuneration including bonuses and other benefits*	9	8	10
Share-based compensation plans	2	2	1

Total	11	10	11

*	2025 remuneration of SLT members include d EUR 3 million (2024: nil, 2023: EUR 2 million) of contractual severance payment s
The total outstanding amount in respect of share-based payment instruments allocated to key management as at 31 December 2025 was 2,860,130 (2024: 2,542,423
, 2023: 3,868,807).
Note
39—C-band
repurposing
The Group was subject to the Federal Communications Commission’s Report and Order and Order of Proposed Modification dated 28 February 2020 (‘the Order’) in connection with the clearing of a 300 MHz

Consolidated financial statements
as at and for the year ended 31 December 2025

band of
C-band
downlink spectrum between 3,700 and 4,000 MHz by December 2025 to support the rapid deployment of terrestrial 5G services in the continental United States (‘CONUS’). SES completed its obligations under the Order and received its final Accelerated Relocation Payments already in 2023.
To facilitate the clearing of the spectrum SES procured six
C-band
satellites and necessary launch vehicles. The Group’s ground facilities were also consolidated and upgraded to comply with the provisions of the Order, with customers and affiliated earth stations being equipped with special filters, new antennae and/or other capabilities so that they could be migrated to work with services operating in the remaining 200 MHz of spectrum available to satellite operators (between 4,000 MHz and 4,200 MHz).
For capitalised costs related to the procurement of the
C-band
satellites, launches and upgraded ground facilities, the Group recorded credits to the recorded book values of the related assets when the costs had been incurred and the Group had obtained reasonable assurance that the costs would be reimbursed and that it would comply with the requirements attached to the reimbursement. The costs and expected reimbursements recorded in the consolidated statement of financial position under “Assets in the course of construction” (Note 16) are presented in the following table:

€million	Space segment	Ground segment	Total
Cost as at 1 January 2025	1,098	59	1,157
Impact of currency translation	(127)	(7)	(134)
Cost as at 31 December 2025	971	52	1,023
Expected reimbursements as at 1 January 2025	2	9	11
Repayments	(2)	(9)	(11)
Expected reimbursements as at 31 December 2025	—	—	—

Cost as at 1 January 2024	1,033	55	1,088
Additions	—	—	—
Impact of currency translation	65	4	69
Cost as at 31 December 2024	1,098	59	1,157
Expected reimbursements as at 1 January 2024	243	50	293
Additions / (rejections) (net)	(11)	1	(10)
Repayments	(213)	(44)	(257)
In-kind reimbursements	(22)	—	(22)
Impact of currency translation	5	2	7
Expected reimbursements at 31 December 2024	2	9	11
Cost as at 1 January 2023	1,022	53	1,075
Additions	48	4	52
Impact of currency translation	(37)	(2)	(39)
Cost as at 31 December 2023	1,033	55	1,088
Expected reimbursements as at 1 January 2023	345	51	396
Additions / (rejections) (net)	36	2	38
Repayments	(129)	(1)	(130)
Impact of currency translation	(9)	(2)	(11)
Expected reimbursements as at 31 December 2023	243	50	293

In 2024, due to the finalisation of reimbursable amounts versus expectations, an amount of EUR 11 million was reclassified from ‘Other receivables’ to ‘Assets-under-construction’.
O
n 28 February 2024, the Group and the
C-
b
and
overlay licensees entered into two Settlement Agreements whereby the Group would retain its legal title to the two
C-
b
and
satellites
SES-19
and
SES-23
for an aggregate amount of USD 24 million (EUR 22 million).

Consolidated financial statements
as at and for the year ended 31 December 2025

The
Group records repurposing operating expenses as incurred and corresponding reimbursement income when the Group has obtained reasonable assurance that the costs will be reimbursed and that it will comply with any associated requirements.
In 2025 the Group recorded
C-band
repurposing income of EU
R 3
million (2024: EU
R 88
million
,
2023: EUR 2,744
million).
C-band-related
expenses of EUR 2 million (2024: EUR 5
million, 2023: EUR 47 million) representing cost of sales of EUR
 1 million (2024: EUR 1
million, 2023: EUR 2 million), staff costs of
nil (2024: EUR 0
million, 2023: EUR 29 million) and other operating expenses (including travel and consulting charges) of EUR
1 million (2024: EUR 4
million, 2023: EUR 16 million).
As at 31 December 2025, in connection with the operating expenses and capital expenditures above, the Group had no

remaining
receivables (2024: EUR
87
million) related to the
C-band
repurposing project. As at 31 December 2025, SES had
no
remaining commitments for
C-band
repurposing expenditures (2024:
nil
).
Note 40—Subsequent events
Credit Rating
On 26 January 2026 Fitch Ratings announced a credit rating action downgrading SES’s rating to BBB- from BBB, with the outlook revised to stable. At the same time Fitch has downgraded the backed senior unsecured ratings from BBB to BBB- , the backed senior unsecured MTN programme ratings of SES and its subsidiary SES Americom Inc. from BB+ to BB, the backed junior subordinate (hybrid) ratings of SES from BB+ to BB, and the short-term backed commercial paper ratings of SES and SES Americom Inc. from F2 to F3.
Additional capital expenditure commitments post year-end
Subsequent to the year-end, and as part of the Company’s capital expenditure plans, the Company entered into an additional capital expenditure commitment of approximately EUR 750 million which is expected to occur between 2026 and 2030.
Borrowings
On 5 February 2026, SES drew down EUR 125 million under the European Investment Bank (EIB) financing facility signed in December 2024. The facility bears interest at a fixed rate of 3.639% per annum.
There have been no other material events occurring between the reporting date and the date when the consolidated financial statements were approved by the board of directors.

Consolidated financial statements
as at and for the year ended 31
December
2025

Note 41—Consolidated subsidiaries, associates
The consolidated financial statements include the financial statements of the Group’s subsidiaries and associates listed below:

Company	Country	Economic % interest 2025	Consolidation method 2025	Economic % interest 2024	Consolidation method 2024	Economic % interest 2023	Consolidation method 2023
Al Maisan Satellite Communication Company L.L.C.	UA	35	Full	35	Full	35	Full
Societé Européene des Satellites Telecom. de Argentina S.A.	AR	100	Full	100	Full	100	Full
O3b Teleport Services (Australia) Pty	AU	100	Full	100	Full	100	Full
Intelsat Asia Pty. Ltd.	AU	100	Full	N/A	N/A	N/A	N/A
Intelsat Inflight Pty. Limited	AU	100	Full	N/A	N/A	N/A	N/A
Redu Space Services S.A.	BE	100	Full	100	Full	100	Full
Redu Operations Services S.A. 1	BE	—	—	100	Full	100	Full
Satellite Ventures (Bermuda) Limited	BM	100	Full	100	Full	100	Full
Intelsat Finance Bermuda Limited	BM	100	Full	N/A	N/A	N/A	N/A
SES Telecomunicações do Brasil Ltda	BR	100	Full	100	Full	100	Full
SES Satelites Directo Ltda.	BR	100	Full	100	Full	100	Full
SES DTH do Brasil Ltda.	BR	100	Full	100	Full	100	Full
New Skies Satellites Ltda	BR	100	Full	100	Full	100	Full
Intelsat Brasil Ltda.	BR	100	Full	N/A	N/A	N/A	N/A
Intelsat Brasil Servicos de Telecomicacao Ltda.	BR	100	Full	N/A	N/A	N/A	N/A
PanAmSat Sistemas de Com. DTH do Brasil Ltda	BR	100	Full	N/A	N/A	N/A	N/A
Intelsat Inflight Brasil Telecommunicacoes Ltda	BR	100	Full	N/A	N/A	N/A	N/A
Intelsat Inflight Brasil Participacoes Ltda	BR	100	Full	N/A	N/A	N/A	N/A
North American Satellite Ventures, Inc.	CA	100	Full	100	Full	100	Full
Intelsat Inflight Canada ULC	CA	100	Full	N/A	N/A	N/A	N/A
Intelsat Canada ULC	CA	100	Full	N/A	N/A	N/A	N/A
Intelsat Inflight Switzerland GmbH	CH	100	Full	N/A	N/A	N/A	N/A
SES Telecomunicaciones de Chile SpA	CL	100	Full	100	Full	100	Full
Intelsat Inflight Chile SpA	CL	100	Full	N/A	N/A	N/A	N/A
Intelsat Asia (Hong Kong) Limited	CN	100	Full	N/A	N/A	N/A	N/A
Intelsat Inflight HK Limited	CN	100	Full	N/A	N/A	N/A	N/A

Consolidated financial statements
as at and for the year ended 31 December 2025

Company	Country	Economic % interest 2025	Consolidation method 2025	Economic % interest 2024	Consolidation method 2024	Economic % interest 2023	Consolidation method 2023
Intelsat Inflight (Shanghai) Limited	CN	100	Full	N/A	N/A	N/A	N/A
SES Telecomunicações de Colombia S.A.S.	CO	100	Full	100	Full	100	Full
Intelsat Inflight Colombia S.A.S.	CO	100	Full	N/A	N/A	N/A	N/A
SES Germany GmbH	DE	100	Full	100	Full	100	Full
HD PLUS GmbH	DE	100	Full	100	Full	100	Full
SES Media Solutions GmbH	DE	100	Full	100	Full	100	Full
Intelsat Kommunikations GmbH	DE	100	Full	N/A	N/A	N/A	N/A
Europ*Star Gesellschaft für	DE	51	Full	N/A	N/A	N/A	N/A
Satellitenkommunikation GmbH
Intelsat Inflight Germany GmbH	DE	100	Full	N/A	N/A	N/A	N/A
Intelsat Inflight Ecuador S.A.S.	EC	100	Full	N/A	N/A	N/A	N/A
SES Satélites Ibérica, S.L.	ES	100	Full	100	Full	100	Full
ASTRA France S.A.	FR	100	Full	100	Full	100	Full
Intelsat France S.A.S.	FR	100	Full	N/A	N/A	N/A	N/A
Intelsat Inflight France S.A.S.	FR	100	Full	N/A	N/A	N/A	N/A
Astra (GB) Limited	GB	100	Full	100	Full	100	Full
SES Defence UK Limited	GB	100	Full	100	Full	100	Full
Intelsat Global Sales and Marketing Limited	GB	100	Full	N/A	N/A	N/A	N/A
Intelsat UK Financial Services Limited	GB	100	Full	N/A	N/A	N/A	N/A
PanAmSat Satellite Europe Limited	GB	100	Full	N/A	N/A	N/A	N/A
Intelsat Inflight UK Limited	GB	100	Full	N/A	N/A	N/A	N/A
SES HD Plus Ghana Limited	GH	100	Full	100	Full	100	Full
SES Satellites (Gibraltar) Limited	GI	100	Full	100	Full	100	Full
Intelsat Subsidiary (Gibraltar) Limited	GI	100	Full	N/A	N/A	N/A	N/A
PT MX1 SmartCast Indonesia	ID	100	Full	100	Full	100	Full
MX1 Limited	IL	100	Full	100	Full	100	Full
Intelsat Israel Limited	IL	100	Full	N/A	N/A	N/A	N/A
SES Satellites India Private Limited	IN	100	Full	100	Full	100	Full
Orbitconnect India Private Limited	IN	100	Full	100	Full	100	Full
Jio Space Technology Limited	IN	100	Full	100	Full	100	Full
SES Global Technology Services India Private Limited	IN	100	Full	100	Full	100	Full
Intelsat India Private Limited	IN	100	Full	N/A	N/A	N/A	N/A

Consolidated financial statements
as at and for the year ended 31 December 2025

Company	Country	Economic % interest 2025	Consolidation method 2025	Economic % interest 2024	Consolidation method 2024	Economic % interest 2023	Consolidation method 2023
Intelsat Inflight India LLP	IN	100	Full	N/A	N/A	N/A	N/A
O3b Limited 1	JE	—	—	100	Full	100	Full
Intelsat Inflight Godo-Kaisha	JP	100	Full	N/A	N/A	N/A	N/A
Intelsat Satellite Communications Limited	KE	100	Full	N/A	N/A	N/A	N/A
SES Eurasia Limited Liability Partnership 3	KZ	100	Full	100	Full	100	Full
SES Satellite Services SIA	LV	100	Full	100	Full	100	Full
SES S.A.	LU	100	Full	100	Full	100	Full
SES Astra S.A.	LU	100	Full	100	Full	100	Full
SES ASTRA Services Europe S.à r.l.	LU	100	Full	100	Full	100	Full
SES Asia S.à r.l. 1	LU	—	—	100	Full	100	Full
SES Latin America S.A.	LU	100	Full	100	Full	100	Full
SES Engineering (Luxembourg) S.à r.l.	LU	100	Full	100	Full	100	Full
SES Insurance International (Luxembourg) S.A.	LU	100	Full	100	Full	100	Full
SES Insurance International Re (Luxembourg) S.A.	LU	100	Full	100	Full	100	Full
SES Networks Lux S.à r.l.	LU	100	Full	100	Full	100	Full
LuxGovSat S.A.	LU	50	Full	50	Full	50	Full
SES mPOWER S.à r.l.	LU	100	Full	100	Full	100	Full
SES Networks Satellites S.à r.l.	LU	100	Full	100	Full	100	Full
SES LU Satellite Holdings S.à r.l.	LU	100	Full	100	Full	100	Full
Luxembourg Space Sector Dev. General Partner S.à r.l	LU	100	Full	100	Full	100	Full
Luxembourg Space Sector Development SCSp	LU	100	Full	100	Full	100	Full
SES LU US Holdings S.à r.l.	LU	100	Full	100	Full	100	Full
SES Astra 1P S.à r.l.	LU	100	Full	100	Full	100	Full
SES Satellites Ventures S.à r.l.	LU	100	Full	100	Full	100	Full
Intelsat Holdings S.à r.l.	LU	100	Full	N/A	N/A	N/A	N/A
Intelsat Jackson Holdings S.A.	LU	100	Full	N/A	N/A	N/A	N/A
Intelsat Align S.à r.l.	LU	100	Full	N/A	N/A	N/A	N/A
Intelsat Ventures S.à r.l.	LU	100	Full	N/A	N/A	N/A	N/A
Quetzsat Directo, S. de R.L. de CV	MX	100	Full	100	Full	100	Full
Satelites Globales S. de R.L. de C.V.	MX	100	Full	100	Full	100	Full
Quetzsat, S. de R.L. de C.V.	MX	100	Full	100	Full	100	Full
SES Mexico S. de R.L. de C.V.	MX	100	Full	100	Full	100	Full
PanAmSat de Mexico S de RL de C.V.	MX	100	Full	N/A	N/A	N/A	N/A
WP COM S de RL de CV	MX	100	Full	N/A	N/A	N/A	N/A

Consolidated financial statements
as at and for the year ended 31 December 2025

Company	Country	Economic % interest 2025	Consolidation method 2025	Economic % interest 2024	Consolidation method 2024	Economic % interest 2023	Consolidation method 2023
Intelsat Inflight Mexico, S. de R.L. de C.V.	MX	100	Full	N/A	N/A	N/A	N/A
SES Satellites Nigeria Ltd.	NG	100	Full	100	Full	100	Full
SES Holdings (Netherlands) BV	NL	100	Full	100	Full	100	Full
SES Engineering (Netherlands) BV	NL	100	Full	100	Full	100	Full
New Skies Satellites BV	NL	100	Full	100	Full	100	Full
New Skies Satellites Mar BV	NL	100	Full	100	Full	100	Full
New Skies Satellites Argentina BV	NL	100	Full	100	Full	100	Full
New Skies Satellites Licensee BV	NL	100	Full	100	Full	100	Full
SES New Skies Marketing BV	NL	100	Full	100	Full	100	Full
Intelsat Inflight Netherlands BV	NL	100	Full	N/A	N/A	N/A	N/A
SES Satelites Panama S. de R. L. 3	PA	100	Full	—	—	—	—
O3b Teleport Services (Peru) S.A.C.	PE	100	Full	100	Full	100	Full
Intelsat Peru S.A.C.	PE	100	Full	N/A	N/A	N/A	N/A
O3b Services (Portugal) Ltda.	PO	100	Full	100	Full	100	Full
SES Services Romania S.R.L.	RO	100	Full	100	Full	100	Full
SES Astra AB	SE	100	Full	100	Full	100	Full
SES World Skies Singapore Pte Limited	SG	100	Full	100	Full	100	Full
Intelsat Singapore Pte. Limited	SG	100	Full	N/A	N/A	N/A	N/A
Intelsat Inflight SG Pte. Limited	SG	100	Full	N/A	N/A	N/A	N/A
Intelsat Senegal Sarl	SN	100	Full	N/A	N/A	N/A	N/A
SES Sirius Ukrainia	UA	100	Full	100	Full	100	Full
SES 5G Customer Services, LLC 2	US	100	Full	100	Full	100	Full
SES US Satellite Holdings, LLC 2	US	100	Full	100	Full	100	Full
SES Americom Inc.	US	100	Full	100	Full	100	Full
SES Space and Defense, Inc.	US	100	Full	100	Full	100	Full
SES Satellites International1	US	100	Full	100	Full	100	Full
SES Americom (Asia 1A) LLC 1	US	100	Full	100	Full	100	Full
Americom Asia Pacific LLC	US	100	Full	100	Full	100	Full
O3b Networks USA LLC	US	100	Full	100	Full	100	Full
Global Enterprise Solutions, Inc.	US	100	Full	100	Full	100	Full
SES SD Mission Partners, Inc.	US	100	Full	100	Full	100	Full
Intelsat Holdings LLC	US	100	Full	N/A	N/A	N/A	N/A
Intelsat Satellite LLC	US	100	Full	N/A	N/A	N/A	N/A
Intelsat License LLC	US	100	Full	N/A	N/A	N/A	N/A

Consolidated financial statements
as at and for the year ended 31 December 2025

Company	Country	Economic % interest 2025	Consolidation method 2025	Economic % interest 2024	Consolidation method 2024	Economic % interest 2023	Consolidation method 2023
Intelsat Invoice Services LLC	US	100	Full	N/A	N/A	N/A	N/A
Intelsat US LLC	US	100	Full	N/A	N/A	N/A	N/A
Intelsat General Communications LLC	US	100	Full	N/A	N/A	N/A	N/A
Horizons-3 Satellite LLC	US	50	Equity	N/A	N/A	N/A	N/A
Horizons-4 Satellite LLC	US	50	Equity	N/A	N/A	N/A	N/A
Mountainside Teleport LLC	US	100	Full	N/A	N/A	N/A	N/A
Intelsat Clearinghouse LLC	US	100	Full	N/A	N/A	N/A	N/A
Intelsat US 2 LLC	US	100	Full	N/A	N/A	N/A	N/A
Intelsat International Systems LLC	US	100	Full	N/A	N/A	N/A	N/A
PanAmSat International Holdings LLC	US	100	Full	N/A	N/A	N/A	N/A
Intelsat International Employment LLC	US	100	Full	N/A	N/A	N/A	N/A
PanAmSat Europe Corporation	US	100	Full	N/A	N/A	N/A	N/A
Intelsat Service and Equipment LLC	US	100	Full	N/A	N/A	N/A	N/A
Southern Satellite LLC	US	100	Full	N/A	N/A	N/A	N/A
Southern Satellite Licensee LLC	US	100	Full	N/A	N/A	N/A	N/A
PanAmSat International Sales LLC	US	100	Full	N/A	N/A	N/A	N/A
Intelsat Genesis GP LLC	US	100	Full	N/A	N/A	N/A	N/A
Intelsat Genesis Inc.	US	100	Full	N/A	N/A	N/A	N/A
Intelsat US Finance LLC	US	100	Full	N/A	N/A	N/A	N/A
Intelsat Aviation TopCo LLC	US	100	Full	N/A	N/A	N/A	N/A
Intelsat Aviation HoldCo LLC	US	100	Full	N/A	N/A	N/A	N/A
Intelsat Aviation AcquisitionCo LLC	US	100	Full	N/A	N/A	N/A	N/A
Intelsat Alliance LP	US	100	Full	N/A	N/A	N/A	N/A
Horizons Satellite Holdings LLC	US	100	Full	N/A	N/A	N/A	N/A
Horizons-1 Satellite LLC	US	100	Full	N/A	N/A	N/A	N/A
Horizons-2 Satellite LLC	US	100	Full	N/A	N/A	N/A	N/A
Intelsat Horizons-3 LLC	US	100	Full	N/A	N/A	N/A	N/A
Horizons-3 License LLC	US	100	Full	N/A	N/A	N/A	N/A
Intelsat Inflight LLC	US	100	Full	N/A	N/A	N/A	N/A
Intelsat Inflight Licenses LLC	US	100	Full	N/A	N/A	N/A	N/A
Intelsat Inflight International Holdings LLC	US	100	Full	N/A	N/A	N/A	N/A
Intelsat Asia Carrier Services LLC	US	100	Full	N/A	N/A	N/A	N/A
Intelsat License Holdings LLC	US	100	Full	N/A	N/A	N/A	N/A
PanAmSat India LLC	US	100	Full	N/A	N/A	N/A	N/A

Consolidated financial statements
as at and for the year ended 31 December 2025

Company	Country	Economic % interest 2025	Consolidation method 2025	Economic % interest 2024	Consolidation method 2024	Economic % interest 2023	Consolidation method 2023
PanAmSat India Marketing LLC	US	100	Full	N/A	N/A	N/A	N/A
SES Astra Africa (Proprietary) Limited	ZA	100	Full	100	Full	100	Full
Intelsat Africa (Proprietary) Limited	ZA	100	Full	N/A	N/A	N/A	N/A

1.	Entity sold, merged, or liquidated in 2025.
2.	Entity sold, merged or liquidated after the reporting date.
3.	SES Eurasia LLP was incorporated on 6 January 2025.
4.	SES Satellites Panama S. de R.L. was incorporated on 25 August 2025.
5.	Jio Space Technology Limited is an entity existing in the framework of SES’s collaboration with Reliance Jio but had no significant operations in 2025.
N/A – companies acquired on 17 July 2025 as part of the Intelsat acquisition

F-116